Exhibit C-7

Tabled in the House of Commons

by the Honourable William Francis Morneau, P.C., M.P.

Minister of Finance

March 22, 2017

©Her Majesty the Queen in Right of Canada (2017)

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TABLE OF CONTENTS

Introduction	9

Canada at 150	9

A Story of People and Progress	10

The Challenge of Change	11

Real Change for Canadians	12

Canada’s Place in a Time of Change	15

A Long-Term Plan to Strengthen and Grow the Middle Class	17

The Case for Innovation	17

Budget 2017: Building a Strong Middle Class Through Innovation	19

Conclusion	21

Economic and Fiscal Overview: Progress for the Middle Class	23

Introduction	23

The Canadian Economy Is Showing Resilience	24

Private Sector Outlook	34

Risk Assessment	34

Economic and Fiscal Developments	36

Continued Investments in a Strong Middle Class	36

Investing in Priorities	38

Upside and Downside Risks to the Economic and Fiscal Outlook	40

Revitalizing the Economy With Investments to Grow the Middle Class	41

Chapter 1 – Skills, Innovation and Middle Class Jobs	43

Introduction	43

Canada’s Innovation and Skills Plan	44

Part 1 – Equipping Canadians With the Skills They Need to Get Good Jobs	48

Lifelong Learning: Supporting Working Canadians	52

Helping Canadians Get New and Better Jobs	52

Helping Working Adults Upgrade Their Skills	53

1

Encouraging Unemployed Canadians to Seek New Training Through Employment Insurance	56

Investing in Skills Innovation	57

Helping Young Canadians Succeed	59

Expanding the Youth Employment Strategy	59

A New, Ambitious Approach to Work-Integrated Learning	60

Renewing Investments in Pathways to Education Canada	61

Improving Access to the Canada Learning Bond	62

Youth Service	62

Building a Workforce That Looks Like Canada	63

Expanding Employment Insurance Benefits to Offer More Flexibility for Families	63

Improving Benefit Delivery	64

Creating More Opportunities for Indigenous Peoples	65

Post-Secondary Student Support Program	65

Indspire	65

Supporting Access to Skills Development and Training for Indigenous Peoples	66

Reducing Employment Barriers for First Nations Youth Living On-Reserve	66

Investing in Adult Basic Education in the North	66

Attracting Top Talent From Around the World	67

Global Skills Strategy	67

Attracting Talent to Strengthen University Research	68

Improving the Temporary Foreign Worker Program and the International Mobility Program	69

Recognizing Foreign Credentials	71

Giving Canadians Living With Disabilities an Opportunity to Succeed	71

Preparing for the Digital Economy	71

Teaching Kids to Code	72

Expanding Digital Learning Opportunities	72

Developing Assistive Technology	72

Making Home Internet Access More Affordable for Low-Income Families	73

Promoting STEM to Young Canadians	74

Part 2 – A Nation of Innovators	75

Innovation Canada: A New Approach to Supporting Canadian Innovators	76

2

Accelerating Innovation Through Superclusters	79

Innovating to Solve Canada’s Big Challenges	81

The New Strategic Innovation Fund: A Simpler, More Flexible Tool to Grow Canada’s Economy	82

Supporting Canadian Innovators Through Venture Capital	83

Helping Women Entrepreneurs Grow Their Businesses and the Economy	84

Supporting the Next Generation of Entrepreneurs	85

Helping Innovative Companies Grow Through Strategic Procurement	85

Obtaining the Best Value in Procurement	87

Intellectual Property Strategy 2017	87

Fundamental Science Review	88

Strengthening Science in Government	88

Positioning National Research Council Canada Within the Innovation and Skills Plan	89

Attracting International Tourists to Grow Our Economy	91

Supporting Early-Stage Mineral Exploration by Junior Companies	93

Supporting Jobs in the Resource Sector	93

Strengthening Trade Within Canada	93

Part 3 – Canada’s Innovation Economy: Clean Technology, Digital Industries and Agri-Food	95

Canada’s Clean Technology Advantage	96

Access to Financing for Cleantech Firms	97

Promoting the Demonstration of Clean Technologies	98

Investing in Research and Development for Clean Energy and Transportation	99

Encouraging Clean Technology in the Natural Resources Sectors	99

Expanding Tax Support for Clean Energy	100

Capitalizing on International Business Development for Clean Technology	100

Establishing a Clean Technology Data Strategy and the Clean Growth Hub	100

Canada’s Digital Future	102

Canada as an Advanced Digital Environment	103

Growing Canada’s Advantage in Artificial Intelligence	103

Supporting Innovation in Financial Services	104

Canadian Digital Services	105

Growing the Economy Through Agri-Food Innovation	107

3

Developing the Next Agricultural Policy Framework	108

Advancing Agricultural Science and Innovation	108

Chapter 2 – Communities Built for Change	113

Canada in 10 Years	113

Investing to Create Jobs and Build Strong Communities	115

Encouraging Innovation With the Smart Cities Challenge	118

Delivering Results With the Canada Infrastructure Bank	118

Accelerated Implementation	119

Better Decisions Through Better Data	119

Building Strong Communities With Public Transit	119

Creating Canada’s Clean Growth Economy	120

Celebrating and Protecting Our Natural Heritage	122

Completing the Trans Canada Trail	125

Protecting Canada’s Marine and Freshwater Ecosystems	125

Improving Air Quality for Canadians	126

The Pan-Canadian Framework on Clean Growth and Climate Change	126

Federal Carbon Pricing Backstop	127

Complementary Actions	127

Accelerating the Replacement of Coal-Generated Electricity	127

Reducing Reliance on Diesel in Indigenous and Northern Communities	127

A More Energy Efficient Transportation Sector	128

Greener Buildings	128

Leading by Example	128

Adaptation and Climate Resilience	129

Clean Technology	130

Policy, Communications and Engagement	130

Charting a Better Future for Rural and Northern Communities	130

Building Stronger Communities and Neighbourhoods	131

Supporting Families Through Early Learning and Child Care	131

Building an Inclusive National Housing Strategy	132

A Renewed Federal-Provincial-Territorial Partnership in Housing	133

A New National Housing Fund	134

Targeted Support for Northern Housing	135

Targeted Housing Support for Indigenous Peoples Not Living On-Reserve	135

4

Working Together to Tackle Homelessness	136

Making More Federal Lands Available for Affordable Housing	136

Strengthening Housing Research and Establishing a Housing Statistics Framework	137

Delivering Better Transportation to Support Trade	138

Moving People and Helping Businesses Compete	138

National Trade Corridors Fund	139

Trade and Transportation Information System	139

Modernizing Canada’s Transportation System	140

Connecting Communities by Rail and Water	140

Investing in Canadian Small Craft Harbours	141

Protecting Air Travellers	142

Strengthening Cultural and Recreational Infrastructure	142

Canada Cultural Spaces Fund	142

Community Educational Infrastructure	143

Enabling Accessibility Fund	143

Improving Indigenous Communities	146

Prioritizing Critical Home Care Infrastructure	148

Chapter 3 – A Strong Canada at Home and in the World	153

Introduction	153

Part 1 – Stronger Health Care and a Healthier Canada	154

Home Care and Mental Health	155

Prescription Medications and Health Innovation	158

Canadian Drugs and Substances Strategy	158

Public Education Programming and Surveillance for Legalized Cannabis	160

Territorial Health Investment Fund	160

Supporting Canada’s High-Performance Athletes	161

Part 2 – Furthering Partnerships With Indigenous Peoples	161

Healthier First Nations and Inuit Communities	163

Building Strong Indigenous Communities	165

A Renewed Nation-to-Nation Relationship	165

Taking Steps to Preserve, Revitalize and Enhance Indigenous Languages and Cultures	166

Investing in Indigenous Youth and Sport	168

5

Promoting the Use of Restorative Justice Practices	168

Rehabilitating and Reintegrating Past Offenders	169

Policing Services in First Nations Communities	169

Supporting Indigenous Participation in Fisheries	170

Launching an Indigenous Guardians Pilot Project to Promote Environmental Stewardship of Indigenous Lands	170

Tailored Programs and Services to Support Indigenous Peoples Living in Urban Centres	170

Part 3 – Greater Support for Canada’s Veterans and Their Families	173

Further Enhancing Lifelong Financial Support for Our Ill and Injured Veterans	174

Closing the Seam – Supporting Canadian Armed Forces Members and Veterans	175

A New Veterans’ Education and Training Benefit	176

Enhancing Career Transition Services	176

Caregiver Recognition Benefit	177

Eliminating Vocational Rehabilitation Time Limits for Veterans’ Survivors and Spouses	177

Expanding Access to the Military Family Resource Centres for Medically Released Veterans’ Families	178

Creating a Centre of Excellence on Post-Traumatic Stress Disorder and Related Mental Health Conditions	178

Veteran and Family Well-Being Fund	179

Veteran Emergency Fund	179

Part 4 – Upholding Canada’s Place in the World	179

Canada-United States Relationship	180

Growth and Development in Asia	181

Canada-European Union (EU) Comprehensive Economic and Trade Agreement	181

A Comprehensive Approach to International Assistance	182

Innovative Development Finance	182

Improving Market Access for the World’s Least Developed Countries	183

Helping Build a Safer and More Prosperous World	183

Protecting the Integrity of Canada’s Asylum System	184

Better Legal Aid Services for Asylum Seekers	184

Building on Canada’s Global Cooperation	185

Delivering a Modern, More Agile, Better-Equipped Military	185

6

Part 5 – Safety and Security for Canadians	187

A New National Strategy to Address Gender-Based Violence	187

Modernizing Our Corrections System	188

Improving Mental Health Supports for Inmates	188

Recognizing Our Community Heroes	189

Strengthening the Family Justice System	189

Building a Strong Judiciary	189

Strengthening Access to the Canadian Justice System	190

Ensuring Parliament Serves Canadians in Their Preferred Official Language	190

Protecting Canadians and Canada’s Critical Infrastructure	190

Protecting Communities at Risk	191

Safeguarding Critical Infrastructure	191

Energy Infrastructure	191

Enhancing Explosives Safety	191

Strengthening Canada’s Food Safety System	192

Chapter 4 – Tax Fairness for the Middle Class	197

Introduction	197

A Fair and Efficient Tax System for Canadians	198

A Tax System That’s Fair for Middle Class Canadians	199

Tax Planning Using Private Corporations	199

Ensuring Tax Integrity	200

A Better, More Efficient Tax System	204

Tax Relief for Individuals and Families	204

Eliminating Inefficient Tax Measures	207

Providing Greater Consistency	208

Maintaining a Resilient Financial Sector	210

Protecting Financial Stability in Canada	211

Enhancing the Bank Resolution Regime	211

Deposit Insurance Review	212

Strengthening the Oversight of Financial Market Infrastructures	212

Strengthening Corporate and Beneficial Ownership Transparency	213

Strengthening Canada’s Anti-Money Laundering and Anti-Terrorist Financing Regime	213

Parliamentary Approval of Government Borrowing	214

Phasing out the Canada Savings Bonds Program	215

7

Chapter 5 – Equal Opportunity: Budget 2017’s Gender Statement	217

Introduction	217

Gender in Canada in 2017	218

The Gender Wage Gap	220

Labour Market Challenges	221

Poverty and Violence	222

Taking Action on Gender-Based Challenges	223

Budget 2016: Meaningful Investments to Support Gender Equality	224

Budget 2017: An Inclusive Plan for Growth	227

Chapter 1 – Skills, Innovation and Middle Class Jobs	228

Chapter 2 – Communities Built for Change	233

Chapter 3 – A Strong Canada at Home and in the World	235

Chapter 4 – Tax Fairness for the Middle Class	240

The Path Forward	241

Annex 1 – Details of Economic and Fiscal Projections	243

Annex 2 – Debt Management Strategy for 2017–18	269

8

INTRODUCTION

“As we mark Canada 150 over the next year…we will celebrate the courage and vision of those who came before us, and the hard work and ambition of Canadians—like you—who have made Canada the success story that it is today.”

—Prime Minister Justin Trudeau,

December 31, 2016

CANADA AT 150

In 2017, the 150th anniversary of Confederation gives all Canadians an opportunity to celebrate, to reflect on Canada’s past, and to chart a course for the future.

Over the course of 150 years, Canada’s progress has been rapid. Together, Canadians have built something remarkable—a country that is both united and diverse, made stronger through our differences.

The Canada we know today is the result of the creativity, sacrifice and hard work of its people.

At the centre of the Canadian story is the middle class and the promise of progress: that with optimism and hard work, a better life is possible for everyone.

Middle class Canadians embraced the change that came along with progress because they could see the benefits for their families—new, well-paying jobs, stronger communities, and greater opportunities for their children.

Generation after generation, Canadians worked hard, confident that more opportunities and greater success would be their reward. Canadians have championed equal access to these opportunities, paving a better path for others.

With this budget, the Government will continue to uphold the promise of progress, for the benefit of all Canadians.

BUILDING A STRONG MIDDLE CLASS	9

A STORY OF PEOPLE AND PROGRESS

The story of Canada is the story of hard-working people—from fisheries workers in Atlantic Canada to forestry workers in Quebec, from the farmers who feed us to the tradespeople who build our cities to the teachers who give young Canadians the tools they need to embrace their own futures.

The confidence, optimism and ambition of Canadians helped to make Canada the country it is today.

Together, Canadians built the railways and seaways that opened up our country to the world, and invented technology that connects people globally.

Knowing that better is always possible, Canada built world class public institutions—home to innovators who are relentless in their search for new ways to treat and prevent illness, generate clean energy and push the boundaries of digital technology.

Working together brought about universal health care, parental leave, the Canada and Quebec Pension Plans and the Canadian Charter of Rights and Freedoms.

From the sparse beauty of Qausuittuq National Park in Nunavut to the quiet green space of Rouge National Urban Park in the heart of Canada’s largest city, Canadians have always celebrated our rich natural heritage and taken steps to protect these national treasures for generations to come.

And we have built a reputation for welcoming new Canadians, extending help and hope to those fleeing war and violence, and creating good, well-paying jobs through international trade. The result is a country where diversity is recognized as a source of strength—and part of our unique Canadian identity.

Canada’s success over the past 150 years did not happen by accident and will not continue without effort.

With Budget 2017, the Government will continue to deliver the things that matter most to Canadians: good jobs, healthy living, strong communities, and better opportunities for future generations. It is a budget that represents the Government’s continued commitment to investing in Canada and Canadians in an effective and fiscally responsible way.

By taking action today—investing in the things Canadians need to succeed now and well into the future—Budget 2017 will help deliver a growing economy that works for every Canadian.

10	INTRODUCTION

THE CHALLENGE OF CHANGE

Since its founding a century and a half ago, Canada has seen tremendous change.

At the time of Confederation, the telephone was still a decade away; now, Canadians connect to each other instantly. The Internet has revolutionized the way many Canadians work. While change brings many benefits, the rapid pace of progress today can cause some to worry about the future and their place in it.

For generations, Canadians could be assured of finding well-paying jobs that would allow for a good standard of living, a secure retirement and the means to offer their kids a great education and path to success.

Today, the evolving nature of work means that people often change jobs many times over the course of their working life, and many young families face difficult choices about where to live, and what kind of work to pursue.

The anxiety felt by many Canadians is understandable, but not insurmountable. Addressing these concerns starts with keeping the fundamental promise that has guided Canada’s growth since its earliest days: that hard work will be rewarded, and that every Canadian can have a real and fair chance at success.

The Government believes that a growing economy that works for all Canadians starts with equal opportunity to good, well-paying jobs. This is true both for the middle class and for those working hard to join it. At a time when innovation and advances in technology are changing the way that Canadians work, the best way to ensure that all Canadians are prepared for the jobs of the future is to provide constant opportunities to learn new skills. This means continuing to break down the barriers to full participation in Canada’s society and economy.

Canada will succeed when there are more opportunities for Canadians to contribute at every stage of their lives—from students looking for their first job to families raising their children to seniors transitioning into their retirement years. As a nation, we have long recognized that access to quality public health care is a guarantor of our success, a need that has only become greater for those seeking mental health treatment and caring for aging loved ones.

Those who have not always shared in Canada’s success must also be included. Canada’s future depends on making sure that our economy works for everyone, especially in industries that have traditionally had a gender imbalance.

Canadians have never shied away from hard work. By building an economy where the benefits and opportunities are shared, where everyone contributes their fair share, and where Canadians can learn, train and retrain, we can keep Canada’s promise of progress.

BUILDING A STRONG MIDDLE CLASS	11

REAL CHANGE FOR CANADIANS

Budget 2016 focused on strengthening and growing the heart of Canada’s economy: the middle class.

In that first budget, the Government took steps to deliver real help and hope to the middle class and all those working hard to join it.

Last year the Government:

•

Introduced a middle class tax cut for nearly nine million Canadians. Single Canadians who benefit are saving an average of $330 each year and couples who benefit are saving an average of $540 each year.

•

Introduced the new, tax-free Canada Child Benefit. This new benefit delivers more help to those who need it most, such as single mothers. With the Canada Child Benefit, nine out of 10 families receive more help than they did under previous programs. These families will see an average increase of nearly $2,300 in their child benefits in the first year.

•

Reduced child poverty. With the introduction of a more generous and better-targeted Canada Child Benefit, approximately 300,000 fewer children will be living in poverty in 2017 compared with 2014, representing a reduction of about 40 per cent in overall child poverty.

•

Made post-secondary education more affordable. In 2016, the Government increased Canada Student Grants by up to $1,000 per year for post-secondary students from low- and middle-income families, putting more money in the pockets of over 360,000 full-time and part-time students each year.

•

Increased income support for vulnerable seniors. With enhancements to the Guaranteed Income Supplement, 750,000 seniors now receive more money each month, representing an increase of up to $947 per year for Canada’s most vulnerable seniors. This will help to lift 13,000 seniors out of poverty.

•

Made an historic investment of $8.4 billion to support Indigenous communities. Increased funding is already resulting in better-quality education for on-reserve First Nations youth, improved living conditions in First Nations and Inuit communities, and economic development support for Métis.

12	INTRODUCTION

To improve income security and help families make ends meet, the Government also:

•

Made Employment Insurance (EI) regular benefits easier to access for an additional 50,000 new entrants and re-entrants to the labour market, such as young Canadians and recent immigrants, and extended EI work-sharing benefits to 33,000 employees.

•	Reduced the waiting period for all types of EI benefits, which will help approximately 1.8 million EI claimants to make ends meet.

•	Extended the EI Working While on Claim pilot project, which will help nearly 700,000 workers.

•	Extended EI regular benefits in regions affected by the downturn in the commodities sector, which is expected to help over 235,000 workers.

Recognizing the important role infrastructure plays in building strong communities, creating jobs and growing the economy, Budget 2016 provided $11.9 billion over five years to support public transit, green infrastructure and social infrastructure. In addition, the 2016 Fall Economic Statement announced an additional $81.2 billion over 11 years, starting in 2017–18 , in support of public transit, green infrastructure, social infrastructure, transportation that supports trade, Canada’s rural and northern communities, and smart cities. This funding will:

•

Improve the way that Canadians live, move and work. Transit investments will allow Canadians to benefit from shorter commute times; reduced air pollution; access to more good, well-paying jobs; and stronger economic growth.

•

Help ensure that Canada’s communities are healthy and productive places to live. Investments in green infrastructure will help deliver cleaner air and water, and will help Canada’s communities adapt to the challenges that come with an already changing climate.

•

Support stronger, better neighbourhoods for our families, thanks to investments in social infrastructure. These investments reflect Canadians’ commitment to each other, and to our children and grandchildren.

Many of the actions taken and investments made require close collaboration with partners, both at home and around the world. Working together always delivers better results.

BUILDING A STRONG MIDDLE CLASS	13

Since taking office, the Government has made those partnerships a priority, and this commitment to shared progress has delivered meaningful results for Canadians, including:

•

The signing of the Comprehensive Economic and Trade Agreement with the European Union, giving Canadian businesses better access to one of the world’s largest markets and helping employers create more of the jobs Canadian families need.

•	An agreement with the provinces and territories to strengthen the Canada Pension Plan, increasing, over time, maximum retirement benefits for contributors by up to 50 per cent.

•

The Pan-Canadian Framework on Clean Growth and Climate Change, an agreement developed with the provinces, territories and Indigenous partners that will build a strong, clean economy; foster innovation; create new, well-paying jobs; and build a healthy environment for future generations.

•

Continuing support for a strong public health care system Canadians can count on, with transfer amounts to provinces and territories that continue to grow through the Canada Health Transfer, and that are expected to total approximately $200 billion over the next five years.

•

A 10-year commitment to stable, long-term funding in home care and mental health services for all Canadians, which has led to health agreements with New Brunswick, Newfoundland and Labrador, Nova Scotia, Yukon, the Northwest Territories, Nunavut, Saskatchewan, Prince Edward Island, British Columbia, Alberta, Ontario and Quebec.

•	A strong and enduring relationship with the United States, Canada’s largest trading partner.

“The moderately expansionary policy stance in the 2016 federal budget will help to speed the economy’s return to full employment.”

—Organisation for Economic Co-operation and

Development (OECD), Canada—Economic forecast

summary (November 2016)

As the next phase of the Government’s long-term economic plan, Budget 2017 builds on these successes—which have helped to further position Canada as a leader on the world stage—and takes care to ensure that investments benefit Canadians in a fair and equitable way.

14	INTRODUCTION

CANADA’S PLACE IN A TIME OF CHANGE

Although much work has already been done to expand opportunities for Canadians, challenges persist. The way that Canada responds to those challenges will define the opportunities that exist now, and for years to come.

Some of these changes are happening here at home. Canada’s population is aging, and there are now more seniors age 65 and over than there are people under the age of 15. This demographic shift means that there will be fewer Canadians available to participate in the workforce, putting a strain on future growth in the economy.

BUILDING A STRONG MIDDLE CLASS	15

16	INTRODUCTION

To offset this risk, Canada must do more to invest in the next generation of workers, and do more to give every Canadian—including those traditionally underrepresented in the workforce—greater opportunities to succeed.

A LONG-TERM PLAN TO STRENGTHEN AND GROW THE MIDDLE CLASS

Budget 2017 is the next step in the Government’s long-term plan to create jobs and strengthen the middle class. Canada is already home to a well-educated and highly skilled workforce, but as the demands of the workplace change, so too must the education and skills workers bring to their jobs.

With its strong focus on innovation, skills, partnerships and fairness, Budget 2017 takes the next steps in securing a more prosperous future for all Canadians. This budget is playing to our strengths as a country: giving talented and creative people the skills they need to drive our most successful industries and high-growth companies forward, and investing in Canadians’ well-being through a focus on mental health, home care and Indigenous health care.

The changes in the economy—both here at home and around the world—present incredible opportunities for middle class Canadians. Our future success as a country will be determined by our ability to prepare for and adapt to change.

THE CASE FOR INNOVATION

To strengthen and grow the middle class, and remain competitive in the global economy, Canada must do more to encourage innovation. The future success of all Canadians relies on it.

Innovation is, simply put, the understanding that better is always possible. It is the key that unlocks possibilities and opportunities. From urban centres to rural farms, from researchers looking to secure new patents to entrepreneurs working to bring their products to market, innovation is what allows Canadians to adapt to change and prepare for the future.

Innovation helps to create new jobs in growing industries and transforms jobs in existing ones. That means new and exciting job prospects for Canadian workers—good, well-paying jobs today, and even better opportunities for our children.

For many, the rapid pace of change—particularly when it comes to technology—is also a source for concern. Workers worry that they might lose their jobs to automation, and students wonder if the skills they are learning today will be relevant once they are ready to join the workforce.

BUILDING A STRONG MIDDLE CLASS	17

The Government understands those concerns, and that’s why its approach to innovation is centred on what Canadians need to succeed in an evolving economy.

Table 1

World’s Largest Firms by Market Capitalization

(US dollars)

Year	#1	#2	#3	#4	#5
2001	General Electric (Market cap: $406 billion)	Microsoft (Market cap: $365 billion)	Exxon (Market cap: $272 billion)	Citi (Market cap: $261 billion)	Walmart (Market cap: $260 billion)
2016	Apple (Market cap: $582 billion)	Alphabet (Google) (Market cap: $556 billion)	Microsoft (Market cap: $452 billion)	Amazon (Market cap: $364 billion)	Facebook (Market cap: $359 billion)

Note: Shaded boxes represent technology companies.

Innovation in Action

Startup Success

Vidyard was founded by two University of Waterloo grads as part of their senior project in 2011, when they recognized the potential of video to improve business revenue. Since then, they have raised more than $75 million in investment, built a team of 180 employees in downtown Kitchener, Ontario, and created a video platform used by market leaders from Citibank to LinkedIn to turn viewers into customers. Their latest product, ViewedIt, is changing business communication with a tool that allows users to create, send and track their own personalized videos through email.

Clean Technology Success

CarbonCure Technologies Inc. is a leading carbon dioxide-utilization technology provider founded in 2007 and based in Halifax, Nova Scotia. Recently, CabronCure announced that it was named in the prestigious Global Cleantech 100, which features private companies that are best positioned to solve tomorrow’s clean technology challenges and have the highest potential to make significant market impact within a 5-10 year timeframe. CarbonCure technology enables concrete manufacturers to convert waste carbon dioxide into solid minerals, which helps concrete producers to lower their greenhouse gas emissions while improving the material performance of concrete.

Done right, innovation not only helps to strengthen and grow the middle class, it opens up possibilities for improving our quality of life: better, more effective health care; smarter, more connected cities; and cleaner, more sustainable energy, among many other examples.

An innovative Canada is a healthier, stronger, more prosperous Canada.

18	INTRODUCTION

BUDGET 2017: BUILDING A STRONG MIDDLE CLASS THROUGH INNOVATION

Innovation starts with smart, creative and skilled people.

We have an opportunity to be one of the most innovative and competitive countries in the world. To achieve that goal, we need a workforce that continues to be among the most skilled in the world.

Attracting investment and talent to Canada will be key, along with taking concrete steps to equip Canadians with the skills they need to get the most out of an innovation-driven economy.

Budget 2017 addresses these challenges and includes new initiatives aimed at making Canada a true nation of innovators.

Canada: Positioned for Innovation

International rankings—on many measures—demonstrate that Canada is well-positioned to lead global innovation. Canada ranks:

•     1st in the OECD with the most highly educated workforce.

•     1st in the Group of Seven (G7) for overall business cost competitiveness.

•    2nd in the G7 for openness to trade and investment.

•    In the top 5 in the OECD in terms of access to training to start a business, making Canada an environment conducive to entrepreneurship.

•    3rd in the Global Entrepreneurship and Development Institute’s Global Entrepreneurship Index.

Canada is also recognized for its strong science capacity. According to the Council of Canadian Academies, Canadian researchers are highly collaborative on the international stage, and rank 6th in the world when it comes to highly cited research.

Innovation on its own does not ensure that all Canadians have an opportunity to be a part of the changing economy. We have to give all Canadians a real and fair chance to succeed.

Canada’s future success depends on building an economy that is as inclusive as it is innovative. The Government’s long-term plan to grow the economy will only succeed when everyone benefits from the opportunities that result. We will invest in helping Canadians gain the new skills and experience they need to get ahead.

The Government is committed to creating opportunities for all Canadians to do well.

BUILDING A STRONG MIDDLE CLASS	19

Budget 2017 reflects that commitment:

Skills, Innovation and Middle Class Jobs—To make the most of the opportunities that the new economy offers, the Government will equip Canada’s workers with the skills and tools they need to succeed. It will also make big bets in high-growth sectors of the economy, including clean technologies, digital industries and agri-food, to secure Canada’s place as a world-leading centre for innovation. This approach will create good, well-paying jobs and lead to a strong and growing middle class.

Communities Built for Change—Canada is investing in its future to transform our communities, create middle class jobs and generate clean, sustained growth. Ten years from now, our towns and cities will be more connected, our air and water will be cleaner, our kids will receive better care, and our neighbourhoods will be more livable. And to give everyone a real and fair chance at success, more Canadians will have access to an affordable and dignified place to raise their family.

A Strong Canada at Home and in the World—We simply cannot claim success as a country unless everyone has a real and fair chance at success. Health and wellness, safety and security, inclusion and opportunity go hand in hand. Making sure that all Canadians can achieve their full potential is—and will continue to be—one of the Government’s top priorities. Our welcoming nature and generosity of spirit help define us in the eyes of the world, and Canada continues to lead by example as the international community looks to ensure the benefits of trade and openness are shared with the middle class, and those working hard to join it.

Tax Fairness for the Middle Class—Everyone must pay their fair share of taxes. Tax loopholes, evasion and avoidance and aggressive tax planning take billions from our economy and from middle class families. Working with partners at home and abroad, the Government will crack down on these unfair practices, while working to cut taxes for middle class Canadians and eliminating measures that are ineffective and inefficient.

Equal Opportunity—Government policies affect people and groups differently. That’s why Budget 2017 includes Canada’s first ever Budget Gender Statement, an analysis of the ways in which the policies put forward impact women and men in different ways. This statement is a continuation of the Government’s efforts to address existing inequalities and make more inclusive decisions in the future.

The Government believes strongly that the best way to deliver more prosperity to the greatest number of Canadians is by making smart investments in people and in the economy today. In an environment of sluggish global economic growth and historically low interest rates, there is a general consensus, supported by the International Monetary Fund and the OECD, that fiscal policy is the right tool to grow our economy for the long-term. With the Government’s investments already showing early signs of progress in the form of higher household consumption and the highest rate of job creation since 2012, Budget 2017 takes the next steps in this plan while preserving Canada’s low-debt advantage.

20	INTRODUCTION

CONCLUSION

Canada is a country founded on the belief that with hard work comes success, and that with success comes a responsibility to help others succeed. Canadians share the understanding that our success as a nation is only as great as the success of our most vulnerable. And they know that challenging the barriers that persist is a necessary part of moving our country forward.

Confidence, optimism and ambition were at the heart of Canada’s creation a century and a half ago.

In the years since, Canadians’ hope and hard work have helped to make Canada a model of progress, building a nation that is secure in its traditions yet always seeking to do better, and be better.

Budget 2017 takes the next step in the Government’s long-term economic plan, understanding that in the face of unprecedented change, a confident Canadian middle class will always be the beating heart of our country and the engine of our economy.

BUILDING A STRONG MIDDLE CLASS	21

ECONOMIC AND FISCAL OVERVIEW: PROGRESS FOR THE MIDDLE CLASS

INTRODUCTION

The Canadian economy is growing stronger. Supported by the Government’s actions and fiscal measures such as investments in infrastructure, the middle class tax cut and the Canada Child Benefit, the pace of economic growth is forecast to pick up in 2017.

While economic growth is projected to strengthen, a number of domestic and global developments confirm the importance of the targeted investments that the Government is making to enhance Canada’s long-term growth potential. Budget 2017 continues the Government’s plan to invest in the middle class and in the long-term productive capacity of the Canadian economy.

Budget 2017 also demonstrates the Government’s commitment to sound fiscal management—balancing the need to make targeted investments to support economic growth while preserving Canada’s low-debt advantage for current and future generations.

Notes: This section incorporates data available up to and including March 15, 2017, unless otherwise indicated. All rates are reported at annual rates unless otherwise noted.

ECONOMIC AND FISCAL OVERVIEW	23

THE CANADIAN ECONOMY IS SHOWING RESILIENCE

Economic growth in Canada strengthened notably in the second half of last year, in part reflecting a rebound in oil production following the Fort McMurray wildfires (Chart 1). Stronger growth was fuelled by solid consumer spending, and bolstered by an easing of cuts to investment in the oil and gas sector. Canada’s economy is proving its resilience, supported by accommodative monetary policy and the Government’s fiscal measures. Non-oil-related sectors in particular have remained firm, growing by over 3 per cent since the end of 2014.

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Employment has continued to rise overall since the end of 2015. Relative weakness in major oil-producing provinces has been offset by job gains in the rest of the country (Chart 2). Encouragingly, most job losses in major oil-producing provinces occurred prior to mid-2016, with employment broadly stabilizing in the latter half of last year. Employment in the oil and gas sector itself in these provinces has increased by about 10,000 since July 2016. Since December 2015, total employment in Canada has risen by an average of over 20,000 jobs per month—the strongest pace of job growth since 2012—and the unemployment rate has fallen from 7.1 per cent to 6.6 per cent. Indeed, in the last seven months, the Canadian economy has created a quarter million new jobs. Moreover, most of the recent net job gains have been in full-time positions, a trend that was common across many provinces. This is a positive sign that the Government’s investments are starting to benefit the economy.

ECONOMIC AND FISCAL OVERVIEW	25

Household spending continued to grow at a solid pace in 2016, supported by still-low interest rates and continued gains in disposable incomes, due in part to the introduction of the middle class tax cut and the Canada Child Benefit (CCB). These measures have played a material role in supporting household spending (Chart 3). Although consumption has been driven by non-oil-producing provinces, retail trade in Alberta has shown indications of picking up since July 2016. The CCB, which came into effect in the third quarter of 2016, will continue to support economic growth across the country over the coming quarters.

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The Canada Child Benefit—Making a Real Difference

Canadian families will receive approximately $23 billion in Canada Child Benefit (CCB) payments during the 2016–17 benefit year. This is providing a boost to economic activity.

Moreover, the CCB is making a real difference in the lives of millions of families with children.

For example: Samantha earns $30,000 a year and is a single mother living in Victoria with her four-year-old son, Jake. Since CCB payments began in July 2016, she has been receiving $533 per month, tax-free. In the 2016–17 benefit year, she will receive total CCB payments of $6,400 (which is almost $1,470 more than she would have received under the previous system of child benefits).

This will help Samantha buy Jake a new bike and bike helmet, and help with the cost of day camps this summer.

By eliminating tax breaks and benefits for Canada’s wealthiest families, the Government is able to provide additional support to families like Samantha’s.

ECONOMIC AND FISCAL OVERVIEW	27

Oil and gas investment activity is expected to stabilize in 2017 (Chart 4). By 2018, it is expected that higher capital expenditures required to sustain output for existing oil sands projects, along with increased drilling of conventional wells, should result in additional investment in the sector.

That said, oil prices are expected to remain relatively low (for example, current futures contracts suggest prices could remain around US$50 over the next five years), reflecting persistently high U.S. crude oil inventories, the potential for increased output from U.S. shale oil producers, concerns over the durability of the Organization of the Petroleum Exporting Countries production cuts, and a weak overall global economic environment.

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Canada’s housing market continued to be marked by four distinct regional patterns in 2016. The most notable developments have taken place in the Vancouver market, where sales dropped sharply between March and August 2016. However, this drop followed a sharp run-up in sales and prices between June 2015 and January 2016. During this latter period, year-over-year growth in housing sales reached 40 per cent, while house price growth peaked at over 30 per cent. Despite the decline, sales volumes in Vancouver remain close to their average pace over the 2010 to 2014 period.

Resale housing market activity continues to be very strong in Toronto and its surrounding areas. This strong demand, in the face of relatively flat supply growth, has resulted in a notable acceleration in price gains since late 2015. In major oil-producing provinces, the housing market is generally soft, though Alberta has shown signs of picking up in recent months. The market is more positive elsewhere (Chart 5).

Rising house prices in some markets has coincided with rising household debt. The household debt-to-income ratio continued to trend upward in 2016, as did the share of highly indebted households in many Canadian cities.

ECONOMIC AND FISCAL OVERVIEW	29

The purchase of a home often represents the single largest investment an individual will make in their lifetime. Canadians deserve to feel confident that this significant investment will be protected. To protect the long-term financial security of Canadians, the Government introduced measures in October 2016 to ensure that prospective homebuyers are only taking on mortgages that they can continue to afford even if interest rates rise or their income falls.

These measures are expected to have a modest, temporary impact on housing market activity in the short run. In the long run, they will help to make Canadian homeowners less vulnerable to changes in economic circumstances, and make home ownership more affordable for more Canadians.

The New Housing Statistics Framework—Supporting a Healthy Housing Market

Across the country, many middle class families looking to buy their first home see prices climbing, often out of their reach. Those who already own their homes want to know that the market is stable and that their most important investment is safe.

That’s why the Government has taken decisive policy action to ensure a healthy and stable housing market, and continues to work with federal agencies as well as provinces and municipalities to ensure the housing needs of Canadian families are met.

In the summer of 2016 the Government created a working group comprised of federal, provincial and municipal officials. The group found that there were important gaps in current nationwide housing data, including the degree of foreign ownership, and in other areas such as detailed geographical data on homeowner demographic and financing characteristics.

Budget 2017 proposes to address these data gaps by providing $39.9 million to Statistics Canada over five years to develop and implement the Housing Statistics Framework (HSF). The HSF builds on the Government’s Budget 2016 commitment to develop methods for gathering data on foreign homebuyer activity.

The HSF will leverage existing data from provincial-territorial land registries, property assessment programs and administrative records to create a nationwide database of all residential properties in Canada, and provide up-to-date data on purchases and sales. Statistics Canada will begin publishing initial data in the fall of 2017.

The HSF will represent a significant jump forward in the quality and type of housing data available and will yield significant ongoing benefits by enhancing the ability of housing participants, commentators and policy-makers to monitor and analyze the housing market.

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The International Monetary Fund expects that global growth will accelerate from 3.1 per cent in 2016 to 3.4 per cent in 2017. China’s economy continues to expand at a robust pace. In Russia and Brazil, economic conditions are improving as recessions related to the oil shock and political uncertainty ease. Euro area growth remains steady, but modest.

The U.S. economy strengthened in the second half of 2016 after a disappointing start to the year, and is expected to continue expanding at a relatively healthy pace (Chart 6).

Private sector forecasts for short-term U.S. growth and inflation have been revised upward since the November presidential election, owing largely to expected tax cuts, infrastructure spending and energy sector deregulation. The Government continues to engage with the new U.S. Administration, and to carefully monitor progress with respect to the form, scale and timing of proposed measures as well as U.S. trade policy.

ECONOMIC AND FISCAL OVERVIEW	31

Despite the recent improvement in U.S. growth, U.S. goods imports have been relatively flat since early 2015, which has weighed on Canadian non-energy goods exports (Chart 7). Export categories that have historically been more sensitive to exchange rate movements—such as motor vehicle engine and parts manufacturing, the lumber industry and industrial machinery manufacturing—have generally performed better over the last two years. However, this has not resulted in as strong a boost to Canadian export growth as in the past, in part because the currencies of some of Canada’s competitors have depreciated by even more than the Canadian dollar versus the U.S. dollar. As a result, Canada maintained a significant trade deficit in non-energy goods and services with the United States in 2016.

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Expectations of stronger U.S. growth, in particular as a result of anticipated fiscal measures in that country, have led to expectations of higher inflation going forward, in turn resulting in a rapid uptick in government bond yields in late 2016 (Chart 8). Meanwhile, equity markets in advanced economies have continued to reach new highs, buoyed by solid current and expected earnings growth.

Overall, global financial conditions remain supportive of economic activity. Nonetheless, a number of uncertainties and risks could result in renewed financial market volatility, including high and rising debt levels in China, and the potential for sharp capital outflows from emerging markets.

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PRIVATE SECTOR OUTLOOK

The fiscal projections contained in this budget are based on the December 2016 survey of private sector economists. In the December survey, forecasters expected growth to rise from 1.3 per cent in 2016 to close to 2 per cent in both 2017 and 2018, broadly in line with expectations at the time of the 2016 Fall Economic Statement—however, the group also revised growth expectations downward modestly thereafter. As a result, the forecasters expected real GDP growth of 1.7 per cent per year, on average, over the 2016–2021 forecast period—down slightly from 1.8 per cent per year projected in the Fall Economic Statement. Details of the full private sector economic outlook are presented in Annex 1.

In the December survey, growth in nominal GDP—the broadest measure of the tax base—averages 3.5 per cent per year over the forecast horizon, compared to 3.7 per cent in the Fall Economic Statement. As a result, the level of nominal GDP is $6 billion lower per year, on average, than was anticipated in the Fall Economic Statement (Table 1).

RISK ASSESSMENT

The fourth-quarter Canadian Economic Accounts results were slightly better than expected in the December survey, and suggest firmer economic momentum heading into 2017. While fourth-quarter data suggest some upside risk to the December private sector survey, uncertainty and risk continue to weigh on the domestic and global economy.

For the global economy, there remains uncertainty around key elements of U.S. economic, fiscal and trade policy. In Europe, the timing and form of the U.K.’s withdrawal from the European Union are not yet clear and there are concerns over the future of cross-border integration in Europe, especially given the upcoming elections in France and Germany. In China, the pace of rebalancing toward a more consumer-driven and sustainable growth model remains slow and risks are rising, including the country’s high and fast-rising corporate debt and ongoing capital outflows.

For Canada, risks to the economic outlook are still highly contingent on the state of the world economy. On the downside, oil prices could disappoint in the near term should supply rise further, Canadian export growth could remain modest, and possible U.S. policy actions affecting trade could restrain exports to the U.S. even further. Weaker-than-expected global growth, as well as further depreciation of the currencies of Canada’s competitors, could also dampen Canadian export prospects. Domestically, Canadian households’ high debt levels still represent a key risk to housing and consumer spending, especially if the economy were to face slower income growth.

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On the upside, growth in the U.S. could be stronger than expected given indications of a more expansionary fiscal policy. Oil prices could also be higher than expected in the medium term if demand strengthens more than expected, which would lead to higher income and investment in Canada.

Overall, the risks to the December 2016 economic outlook remain broadly balanced, and the outlook is an appropriate basis for fiscal planning.

Table 1

Average Private Sector Forecasts

per cent, unless otherwise indicated

	2016	2017	2018	2019	2020	2021	2016– 2021

Real GDP growth
Budget 2016	1.4	2.2	2.2	2.0	1.9	–	–
2016 Fall Economic Statement	1.4	2.1	1.8	1.8	1.8	1.9	1.8
Budget 2017	1.3	1.9	2.0	1.7	1.7	1.8	1.7

Nominal GDP growth
Budget 2016	2.3	4.6	4.3	4.2	4.1	–	–
2016 Fall Economic Statement	2.0	4.3	3.7	4.0	3.9	4.0	3.7
Budget 2017	2.0	4.1	4.0	3.5	3.8	3.8	3.5

Nominal GDP level (billions of dollars)
Budget 2016	2,033	2,126	2,218	2,310	2,404	–	–
2016 Fall Economic Statement	2,026	2,114	2,191	2,279	2,368	2,463	–
Budget 2017	2,025	2,109	2,194	2,271	2,357	2,447	–
Difference between 2016 Fall Economic Statement and Budget 2017	-1	-5	3	-8	-11	-16	-6

Notes: For Budget 2016 and the 2016 Fall Economic Statement, figures have been restated to reflect the historical revisions to the Canadian System of National Accounts, which were published along with data for the third quarter of 2016, released on November 30, 2016. Figures for Budget 2017 (the December 2016 survey) have not been restated to reflect the historical revisions to the Canadian System of National Accounts, which were published along with data for the fourth quarter of 2016, released on March 2, 2017.

Sources: For Budget 2016, Department of Finance Canada February 2016 survey of private sector economists; for the 2016 Fall Economic Statement, Department of Finance Canada September 2016 survey of private sector economists; for Budget 2017, Department of Finance Canada December 2016 survey of private sector economists; Statistics Canada.

ECONOMIC AND FISCAL OVERVIEW	35

ECONOMIC AND FISCAL DEVELOPMENTS

Economic and year-to-date developments since the 2016 Fall Economic Statement (FES 2016) have improved the outlook for the budgetary balance over the next four years, ranging from $3.2 billion in 2016–17 to $1.0 billion in 2019–20, while lowering it by $0.4 billion in 2020–21 and $0.7 in 2021–22. A more detailed summary of changes to the fiscal outlook since FES 2016 is provided in Annex 1.

Table 2

Summary of Economic and Fiscal Developments Since the 2016 Fall Economic Statement (FES 2016)

billions of dollars

		Projection
	2016–2017	2017–2018	2018–2019	2019–2020	2020–2021	2021–2022
FES 2016 budgetary balance	-25.1	-27.8	-25.9	-19.3	-16.8	-14.6
Economic and fiscal developments since FES 2016[1]	3.2	2.4	1.9	1.0	-0.4	-0.7
Revised budgetary balance before Budget 2017 measures (policy actions and investments)	-21.8	-25.4	-24.0	-18.3	-17.3	-15.3

Notes: Totals may not add due to rounding. A negative number implies a deterioration in the budgetary balance (lower revenues or higher spending). A positive number implies an improvement in the budgetary balance (higher revenues or lower spending).

[1]	Annex Table A1.2 provides a detailed list of economic and fiscal developments since FES 2016.

CONTINUED INVESTMENTS IN A STRONG MIDDLE CLASS

Budget 2017 builds on the Government’s previous actions, and proposes smart, targeted investments that will help create the conditions required to foster economic growth, and grow the middle class. The net fiscal costs of Budget 2017 proposals are shown in Table 3 below.

Canada’s net debt-to-GDP ratio remains the lowest of any Group of Seven (G7) country. The Government continues to believe that fiscal policy has an important role to play in delivering stronger economic growth today and in expanding the economy’s growth potential over the long term, while maintaining Canada’s low-debt advantage. The responsible spending proposed in Budget 2017 recognizes that more must be done to create opportunities for middle class families to succeed.

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Table 3

Investments Included in Budget 2017 by Chapter

billions of dollars

	Projection
	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022
Revised budgetary balance before policy actions and investments	-21.8	-25.4	-24.0	-18.3	-17.3	-15.3
Policy actions since FES 2016[1]	0.0	-0.3	-0.1	-0.2	-0.2	-0.2
Investments in Budget 2017
Skills, Innovation and Middle Class Jobs	-0.1	-1.2	-1.8	-1.8	-1.8	-1.6
Communities Built for Change	0.0	0.0	-3.4	-5.2	-5.7	-6.3
A Strong Canada at Home and in the World	-0.2	-0.9	-1.4	-1.9	-2.0	-1.8
Tax Fairness for the Middle Class	0.0	0.4	0.8	1.0	1.1	1.4
Other[2]	-0.9	0.3	0.3	0.2	0.3	0.1
Total investments in Budget 2017	-1.2	-1.3	-5.4	-7.6	-8.1	-8.2
Less funds existing in the fiscal framework, sourced from departmental resources, or projected revenues	0.0	1.5	5.2	5.7	6.8	7.9
Net fiscal impact of investments in Budget 2017	-1.2	0.2	-0.2	-1.9	-1.3	-0.4

Total policy actions and investments	-1.2	-0.1	-0.3	-2.1	-1.5	-0.5

Budgetary balance (without risk adjustment)	-23.0	-25.5	-24.4	-20.4	-18.7	-15.8
Federal debt (per cent of GDP) (without risk adjustment)[3]	31.5	31.4	31.3	31.1	30.8	30.3
Adjustment for risk		-3.0	-3.0	-3.0	-3.0	-3.0

Final budgetary balance	-23.0	-28.5	-27.4	-23.4	-21.7	-18.8
Federal debt (per cent of GDP)[3]	31.5	31.6	31.6	31.5	31.3	30.9

Notes: A negative number implies a deterioration in the budgetary balance (lower revenues or higher spending). A positive number implies an improvement in the budgetary balance (higher revenues or lower spending).

[1]	These amounts reflect net fiscal impact. Annex Table A1.3 provides a detailed list of policy actions announced since FES 2016.
[2]

Reflects the net fiscal impact of measures that are not announced and is presented at the aggregate level. These measures include provisions for anticipated Cabinet decisions not yet made and funding decisions related to national security, commercial sensitivity and litigation issues.

[3]	The projected level of federal debt for 2016-17 includes an estimate of other comprehensive income of $2.0 billion.

Budget 2017 includes an adjustment for risk of $3.0 billion in 2017–18 and future years, to account for risks and uncertainty in the economic and fiscal forecast. To improve transparency, the risk adjustment has not been applied to the level of nominal GDP in the private sector forecast (reducing government revenues). Rather, the adjustment is being applied directly to the budgetary balance.

ECONOMIC AND FISCAL OVERVIEW	37

INVESTING IN PRIORITIES

The Government is committed to making smart, necessary investments in the economy to ensure a thriving middle class, and remains committed to a responsible approach to fiscal management that maintains Canada’s low-debt advantage.

As a first step towards meeting this commitment, Budget 2016 announced annual reductions of $221 million in professional services, travel and government advertising.

Budget 2017 announces that the Government will initiate three new expenditure management initiatives:

1)	In 2017–18, the Government will begin a comprehensive review of at least three federal departments, to be determined following Budget 2017, with the aim to eliminate poorly targeted and inefficient programs, wasteful spending, and ineffective and obsolete government initiatives.

2)	The Government will initiate a three-year horizontal review of federal fixed assets, staged by asset-type—e.g., engineering assets, science facilities, etc. A comprehensive review of government fixed assets has not been completed in decades. The Government spends roughly $10 billion annually to purchase, construct, renovate, repair, maintain and operate both owned and leased capital assets. This review will look to identify ways to enhance or generate greater value from government assets.

3)	The Government will initiate a horizontal review of all federal innovation and clean technology programs across all departments, as federal innovation programs are dispersed. Consistent with the principles of Canada’s new Innovation and Skills Plan (discussed in Chapter 1), the horizontal review will look to simplify programming and better align resources to improve the effectiveness of innovation programs.

Over the coming year, the President of the Treasury Board and Minister of Finance will lead these reviews of departmental spending to improve the delivery of results, increase efficiency and ensure better alignment with priorities. The Government will report on the progress of these reviews in Budget 2018.

As mentioned in the 2016 Fall Economic Statement, the Government will introduce legislation to: establish the Parliamentary Budget Officer as an independent Officer of Parliament, with a renewed mandate to focus on costing and financial analysis of the federal government; and bring to an end the secrecy surrounding the Board of Internal Economy.

The Government will also introduce legislative changes to improve the organization and efficiency of government operations, as needed.

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Implementation Status of Budget 2016

The total value of new proposals announced in Budget 2016 was $11.6 billion in 2016–17. This investment was expected to boost real economic activity by 0.5 per cent in the first year of implementation, reflecting increased government expenditure on infrastructure, new programs, as well as increased transfers to households.

These initiatives are mostly on track (Table 4). Measures for middle- and low-income households (such as the Canada Child Benefit) as well as personal and corporate income tax measures (such as the middle class tax cut) have been fully implemented.

Complex infrastructure projects involving multiple levels of government and the private sector can see some slippage. Even if measures are not fully expensed as planned in 2016–17, this is not necessarily inconsistent with a higher level of activity (i.e., agreements having been signed with provinces, provinces having engaged firms to conduct work, and work having commenced). For example, Infrastructure Canada often makes payments to other jurisdictions with a lag once projects are finished or milestones reached.

Overall, the anticipated boost to real economic activity in the first year of Budget 2016 implementation remains broadly in line with expectations at the time of the budget, with the revised impact on real GDP now estimated at 0.4 per cent in the first year of implementation.

Table 4 Value and Implementation Status of Budget 2016 Measures in 2016–17 millions of dollars

2016–17

Housing investment measures	1,359

Infrastructure investment	3,967

Personal income tax measures	-1,345

Measures for middle- and low-income households	5,591

Other spending measures	2,100

Corporate income tax measures	-102

Total	11,570

Implementation status indicator[1]
(proportion of planned investments that are on track):

75% to 100%	50% to 75%	0% to 50%

Note: The value of these measures is presented on a cash basis, rather than on an accrual basis, as the cash outlays correspond to economic activity in the period shown.

[1]     Proportion of cash on track to be disbursed in 2016–17 as expected in Budget 2016.

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UPSIDE AND DOWNSIDE RISKS TO THE ECONOMIC AND FISCAL OUTLOOK

The fiscal projections presented in Budget 2017 are based on an average of the December survey of private sector forecasters. Based on this consensus view, the federal debt-to-GDP ratio (without risk adjustment) will be 30.3 per cent by 2021–22. Economists surveyed in December, however, offered a wide range of views regarding future economic growth and, therefore, the path of nominal GDP (the broadest measure of the tax base). Changes in economic growth assumptions can also have large impacts on the budgetary balance and debt-to-GDP profile over an extended projection horizon (Charts 9 and 10).

For example, if the Government were to base current fiscal projections on the average of the four highest individual forecasts for nominal GDP—which is equivalent to nominal GDP growth being 0.5 percentage points higher per year, on average, than in the full December survey—the budgetary balance would improve by $5.8 billion per year on average (Chart 9). This would result in a federal debt-to-GDP ratio of 28.4 per cent by 2021–22 (Chart 10). Conversely, basing fiscal projections on the average of the four lowest individual forecasts for nominal GDP—which is equivalent to nominal GDP growth being 0.5 percentage points lower per year, on average, than in the full December survey—the budgetary balance would worsen by $6.2 billion per year, on average, and the federal debt-to-GDP ratio would be 2 percentage points higher by 2021–22.

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REVITALIZING THE ECONOMY WITH INVESTMENTS TO GROW THE MIDDLE CLASS

Budget 2017 takes the next step in a long-term approach to create jobs and strengthen the middle class. By focusing on innovation, skills, partnerships and fairness, the Government is committed to securing a more prosperous future for all Canadians.

Canada’s future success depends on building an economy that is as inclusive as it is innovative. The Government’s long-term plan to grow the economy will only succeed when everyone benefits from the opportunities that result.

Moving forward, the Government will continue to follow its long-term economic plan, making the investments in the economy that are necessary to ensure a thriving middle class, while continuing to protect our fiscal position.

ECONOMIC AND FISCAL OVERVIEW	41

Chapter 1

SKILLS, INNOVATION AND

MIDDLE CLASS JOBS

INTRODUCTION

Budget 2017 comes at a time of tremendous change and opportunity.

All around the world, people are embracing innovation and the opportunities it brings—opportunities to rethink everything from how we manage the demands of work, to how we build our cities, to how we grow our economy.

For Canadians, innovation is nothing new. For the past 150 years, Canada has tapped into the creativity and ingenuity of its people to solve problems. Some Canadian inventions, like the electric oven, improve our lives; others, such as insulin and the artificial pacemaker, can help to save lives. Women and men across the country continue to dream, invent, test and bring to market products that are changing the world.

Canada’s spirit of innovation created the industries and jobs that gave rise to Canada’s middle class. That same sense of curiosity and creativity will fuel the innovations that strengthen and grow the middle class for years to come.

With those innovations will come opportunities—a real and fair chance to build better lives for ourselves and for our children. At the same time, technological change can also create anxiety—among workers who worry if their jobs will disappear due to automation, and among parents who watch their children interact with the world using devices and platforms that didn’t exist just a decade or two ago.

To make the most of these opportunities, and to offer reassurance and real help to those who worry about being left behind, we need to equip Canada’s current and future workers with the tools they will need to succeed in the new economy. That includes making sure that every Canadian can get the training they need to find and keep good, well-paying jobs.

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At the same time, there is growing competition from other countries around the world that are eager to make their own mark as innovators.

It’s time for our country to prosper from the hard work and ingenuity of Canadians.

Canada’s new Innovation and Skills Plan is the plan to get there.

CANADA’S INNOVATION AND SKILLS PLAN

The Innovation and Skills Plan is an ambitious effort to make Canada a world-leading centre for innovation, to help create more good, well-paying jobs, and help strengthen and grow the middle class.

Canada has always been strengthened by its rich natural resources, but is equally blessed with a smart, diverse, creative and well-educated population. It’s time to invest in our people and in the added value that they bring to our economy.

To deliver the greatest benefits for Canadians, the Plan will target six key areas—advanced manufacturing, agri-food, clean technology, digital industries, health/bio-sciences and clean resources—with a focus on expanding growth and creating jobs. The Plan will set clear and ambitious targets to:

•	Grow Canada’s goods and services exports—from resources, advanced manufacturing and others—by 30 per cent by 2025.

•	Increase the clean technology sector’s contribution to Canada’s gross domestic product (GDP).

•	Double the number of high-growth companies in Canada, particularly in the digital, clean technology and health technology sectors, from 14,000 to 28,000 by 2025.

•	Expand the level of support for job training under the Labour Market Transfer Agreements, including expanding eligibility for programs and services under the Labour Market Development Agreements.

These goals place a strong emphasis on exports because of the connection between trade and good, well-paying jobs, as industries that are export-intensive pay wages that are, on average, more than 50 per cent higher than industries that are not.

Canada is uniquely positioned to take advantage of new export opportunities. With our free trade agreements, we have preferential access to a bigger share of the global economy than any other Group of Seven (G7) country. There is also a unique opportunity to boost exports by Canada’s women-led companies, which are typically underrepresented. The Government is working to solidify Canada’s advantage, strengthening our trade relationship with our most important partner, the United States, and pursuing new opportunities in large and growing markets like Europe and Asia.

44	CHAPTER 1

To ensure that the Innovation and Skills Plan would meet the real needs of Canadian workers and businesses, the Government undertook broad consultations, and heard from more than 100,000 Canadians, including industry leaders, academics, Indigenous leaders and other orders of government. Through those consultations, Canadians made clear their views on what the Government should seek to accomplish.

They told the Government that the Plan should be comprehensive, and aimed at creating jobs and investing in the services that make our lives better. It should help Canadians adjust and thrive during a period of slow growth and rapid change. And it should ensure that all Canadians—not just a few—benefit from a growing economy. The Government agrees.

This chapter outlines the Government’s plan to deliver its Innovation and Skills Plan. It lays out the specific investments the Government will make to ensure that Canada is home to the most skilled workforce in the world, is a nation of innovators and is a world-leader in the innovation economy.

SKILLS, INNOVATION AND MIDDLE CLASS JOBS	45

Table 1.1

The Innovation and Skills Plan—Helping Canadians Succeed in the New Economy

Skills	Most Skilled, Talented, Creative and Diverse Workforce in the World

Innovation is changing the way Canadians work. Keeping pace with these changes means equipping Canadians with the tools, skills and experience they need to succeed in the workforce, now and into the future. It also means attracting more top talent from around the world to help grow our economy. The Government’s Innovation and Skills Plan must ensure that all Canadians have the opportunity to participate and thrive in the new economy.

	•	Help young Canadians get the skills and experience they need to kick-start their careers.
	•	Make training opportunities more accessible to working Canadians.
	•	Increase the number of Canadians participating in work-integrated learning.
	•	Increase business investments in training.
	•	Improve access to global talent through accelerated processing times.
	•	Grow the number of Canadians equipped with science, technology, engineering and mathematics (STEM), coding and digital skills, especially among underrepresented groups.
Research, Technology, Commercialization	World-Leading Discovery and Innovation

Canada’s governments and post-secondary institutions invest significantly in science, research and development, but Canada’s business community tends to underinvest in these areas. As a result, Canadian discoveries and innovations often find greater success—and create good, well-paying jobs—in other countries. To better support job growth in Canada, the Innovation and Skills Plan must encourage greater business investment in research and help bridge the commercialization gap.

	•	Increase investment in innovation by business in six key areas—advanced manufacturing, agri-food, clean technology, digital industries, health/bio-sciences and clean resources.
	•	Accelerate a small number of business-led innovation “superclusters” that focus on innovative industries.
	•	Increase the number of collaborations between industry, post-secondary institutions and research institutions.
	•	Reinforce world class research strengths at post-secondary institutions in areas such as quantum computing, stem cells and artificial intelligence.
	•	Assist Canadian innovators in finding a first customer to test and validate their technologies through the federal government.

46	CHAPTER 1

Table 1.1

The Innovation and Skills Plan—Helping Canadians Succeed in the New Economy

Program Simplification	Better Supporting Canadian Innovators

The Government of Canada’s vast array of innovation programs makes it difficult for businesses to find and secure the support they need. The Innovation and Skills Plan must simplify this program suite to be client-centric and ensure that programs offer the best support to Canadian innovators.

	•	Review dozens of innovation programs situated across many departments to see how they might be consolidated and simplified.
	•	Provide a client-centred approach with simpler application processes, quicker processing, and assistance that is more responsive and focused on results.
	•	Bring a greater data focus to understanding, driving and reporting to Canadians on impacts from federal support.
Investment and Scale	Growing Canadian Businesses to Compete in the World

Canada is home to many small businesses and innovative start-ups, and is recognized internationally as a good place to invest. At the same time, too many Canadian companies believe that in order to grow, they must relocate outside of Canada. The Innovation and Skills Plan must develop better tools to help Canada attract investment and support the growth of a diverse range of Canadian companies.

	•	Grow Canada’s goods and services exports—from resources, advanced manufacturing and others—by 30 per cent by 2025.
	•	Double the number of high-growth companies in Canada, particularly in the digital, clean technology and health technology sectors, from 14,000 to 28,000 by 2025.
	•	Create new, good, well-paying jobs in Canada’s areas of economic strength.
	•	Increase the availability of late-stage venture capital for growing firms.
	•	Help women entrepreneurs grow their businesses.
•

Provide a single, streamlined tool to attract and support new high-quality business investments that accelerate areas of economic strength and expand the role of Canadian firms in regional and global supply chains.

SKILLS, INNOVATION AND MIDDLE CLASS JOBS	47

What Success Will Look Like

•	Canada will have one of the most skilled, talented, creative and diverse workforces in the world, with more opportunities for all Canadians to get the education, skills and work experience they need to participate fully in the workforce of today, as they—and their children—prepare for the jobs of tomorrow.

•	Canadian businesses will be strong, growing and globally competitive—capable of becoming world leaders in their fields, leading to greater investment and more job creation in Canada.

•	Canada will be on the leading edge of discovery and innovation, with more ground-breaking research being done here at home, and more world class researchers choosing to do their work at Canadian institutions.

•	Canadian academic and research leadership in artificial intelligence will be translated into a more innovative economy, increased economic growth, and improved quality of life for Canadians.

PART 1

EQUIPPING CANADIANS WITH THE SKILLS THEY NEED TO GET GOOD JOBS

Innovation fundamentally starts with people. Innovation is what happens when smart, skilled and creative people turn their attention to a problem, and work hard to deliver a new and inventive solution.

For Canada to be a world leader in innovation, it must also build one of the smartest, most skilled and most creative workforces in the world. The ingenuity and resourcefulness of Canadians is not new—in many ways, it is what has built Canada into the successful and prosperous country that it is today. With one of the highest rates of post-secondary education in the world—particularly for women—Canada is well-positioned to lead the way when it comes to innovation.

At the same time, innovation itself is changing the world in which we live. Economies are shifting, automation is on the rise and the nature of work—when, where and how we build our personal and shared economic success—is being redefined.

To ensure that all Canadians can participate and thrive in an innovation-driven economy, they must be equipped with the skills they need to succeed. This is true for all Canadians—no matter their gender, age, income, education or work experience. Every Canadian deserves a chance to contribute to—and benefit from—an economy fuelled by innovation.

48	CHAPTER 1

To create one of the world’s most skilled, talented, creative and diverse workforces, the Innovation and Skills Plan must do five key things:

Build an innovative economy that is open to all Canadians. Canadian families are diverse, but share a common dream: they want their children to have access to good, well-paying jobs—the kind of jobs that make it possible for them to pay down student debt, buy a home and start a family of their own. More must be done to give every Canadian—including those who are traditionally underrepresented in the workforce, such as Indigenous Peoples, women, Canadians with disabilities and older workers—greater opportunities to succeed. It’s not good enough to build an economy that benefits only a select few. Canada will succeed when all Canadians have a chance to learn, work and help grow the economy.

Help Canadians adapt to the changing nature of work. Jobs today are different from those that existed even a generation ago. The rise of contract and temporary work challenges our understanding of what it means to be fully employed, and employers and governments need to be more responsive to workers’ needs than ever before. By better supporting hard-working Canadians and giving them more opportunities to learn and strengthen their skills, we can keep more people in the workforce, grow our economy and strengthen our middle class. This is especially true for Millennials, who are entering the workforce at a time of tremendous change.

Help young Canadians as they enter the workforce. To give the next generation of workers a real and fair chance at success, and to ensure that Canada has enough workers to keep the economy strong and growing, the Plan must take into account the needs of young Canadians. Barriers to youth employment must be addressed, and more must be done to help young people make the transition from school to work, in a way that gets them working sooner, in jobs that make the best use of their skills.

Encourage a culture of lifelong learning. Just a generation or two ago, Canadian workers could expect to train for a good, well-paying job and then keep that job through to retirement. This is increasingly rare. Today, innovation is both changing the skills Canadian workers need to succeed, and accelerating the need to learn and develop new skills. However, it can be difficult for adults who are already employed and who may have family responsibilities to pursue training or upgrade their credentials. To better support workers in an innovation-driven economy, Canada must do more to support and encourage lifelong learning.

Create an open and creative society that attracts the best and brightest from around the world. From its earliest days, Canada’s success has been driven by the hope and hard work of those who came here in search of better opportunities for themselves and their families. The talents, skills and entrepreneurial spirit of those who come to Canada to study and work help to grow our economy, and create new jobs for Canadians. Attracting the best and brightest from around the world benefits all Canadians, and is one of the Government’s top priorities.

SKILLS, INNOVATION AND MIDDLE CLASS JOBS	49

More Support for Canadian Workers and Their Families

For most Canadians, balancing work and family life is a daily challenge—one that can be made easier by smart and responsive policy decisions.

To give Canadian workers and their families flexible benefits that adjust to unique family and work circumstances, the Government:

Implemented the Canada Child Benefit, a tax-free monthly benefit that puts more money in the pockets of nine out of ten families who were receiving benefits under the previous system, and helps them with the high costs of raising their children.

Will make significant new investments in early learning and child care, to improve access to child care and give parents more choices when it comes to participation in work, education or training.

Will introduce a new Employment Insurance caregiving benefit, to help eligible Canadians caring for critically ill or injured family members.

Will give federally regulated employees the right to request more flexible work arrangements, such as flexible start and finish times, the ability to work from home, and new unpaid leaves to help them manage family responsibilities.

To meet these challenges, Budget 2017 proposes investments to help adult learners retrain or upgrade their skills to adapt to a changing labour market; to help young Canadians get the education, skills and work experience they need to start their careers; and to help women, older workers, Indigenous Peoples and underrepresented groups more fully participate in education and employment opportunities.

In addition, Budget 2017 proposes new funding to help Canadians prepare for the economy of tomorrow by promoting the development of science, technology, engineering and mathematics (STEM) skills and digital literacy, particularly for women, girls and underrepresented groups.

50	CHAPTER 1

What Success Will Look Like

When they are fully implemented, the investments proposed in Budget 2017 will:

•	Encourage a culture of lifelong learning, with more accessible post-secondary education, training and employment supports for all Canadian women and men, at all stages during their life.

•	Increase post-secondary education participation rates, particularly for Indigenous Peoples and other underrepresented groups.

•	Equip more young Canadians with the practical work experience and digital skills necessary to participate in the workforce of tomorrow.

•	Provide greater support for workers under the Canada Labour Code.

•	Ensure Canadian businesses can find and attract highly skilled talent from around the world, so that they can grow and succeed in the global marketplace.

•	Support greater equality in the workforce, with better outcomes for all Canadians.

•	Improve our collective understanding of the skills and jobs employers expect to demand in the future.

Skills and Inclusive Growth

“Canada should seek to equip workers with the skills they will need to thrive in this innovative economy and encourage labour force participation among underrepresented groups in the population.”

—Advisory Council on Economic Growth,

Unlocking Innovation to Drive Scale and Growth,

February 6, 2017

SKILLS, INNOVATION AND MIDDLE CLASS JOBS	51

LIFELONG LEARNING: SUPPORTING

WORKING CANADIANS

Canada’s economic success rests on the talent and creativity of its people.

Canada is already home to one of the best-educated workforces in the world, but in an increasingly competitive global economy, more needs to be done to ensure that Canada’s workers can learn, adapt and have good jobs throughout their working lives.

Every Canadian deserves a real and fair chance at success. This means more opportunities for all Canadians to improve their skills and upgrade their credentials throughout their career. For unemployed and underemployed Canadians, as well as those underrepresented in the workforce, it means greater access to the training programs and financial supports needed to get good, well-paying jobs. And for Millennials—the first generation to learn that traditional education isn’t what it used to be—it means a commitment to lifelong learning and constant adaptation to the changing nature of work.

As in many other countries, Canada’s population is aging. Ensuring our country’s long-term economic growth also requires us to tap into the experience and potential of older workers, and to better support their continued participation in the workforce.

Budget 2017 proposes a series of measures that will set the foundation for a culture of lifelong learning—one that will help equip Canadians with the skills they need to be competitive in the workforce, now and into the future.

Helping Canadians Get New and Better Jobs

Each year, the Government invests nearly $3 billion so that provinces and territories can offer a range of programs, from skills training to career counselling to job search assistance, to help unemployed and underemployed Canadians improve their skills and get their next job. This is done through four Labour Market Transfer Agreements with the provinces and territories.

Last year, the Government held broad-based consultations on how to improve these agreements. The message back was clear—we need agreements that are more flexible and responsive to the needs of employers and Canadians, especially those who are currently underrepresented in the workforce.

The Government intends to undertake a significant reform of the Labour Market Transfer Agreements, in collaboration with the provinces and territories. This reform will ensure that more Canadians get the assistance they need to find and keep good jobs in the new economy, and build better lives for themselves and their families.

52	CHAPTER 1

In addition to this collaborative reform, Budget 2017 proposes to invest an additional $1.8 billion over six years, starting in 2017–18, to expand the Labour Market Development Agreements. For Canadians looking for work, this means more opportunities to upgrade their skills, gain experience or get help to start their own business. It also means more support, like employment counselling, to help them plan their career.

Currently, a large number of unemployed and underemployed Canadians are not eligible for Employment Insurance (EI)-funded training under the Labour Market Development Agreements. To ensure that these Canadians continue to have access to the supports they need to get their next job, Budget 2017 also proposes to invest an additional $900 million over six years, starting in 2017–18, for new Workforce Development Agreements. The Workforce Development Agreements, which will consolidate the existing Canada Job Fund Agreements, the Labour Market Agreements for Persons with Disabilities and the Targeted Initiative for Older Workers, will make transfers to the provinces and territories simpler and more flexible.

In addition to these investments, the Government proposes to amend the Employment Insurance Act to broaden worker eligibility for programs and services under the Labour Market Development Agreements, allowing even more Canadians, especially underrepresented groups, to access EI-funded skills training and employment supports.

Budget 2017’s Gender Statement (Chapter 5) outlines the ways in which these changes are particularly beneficial for Canadian women.

Helping Working Adults Upgrade Their Skills

To help Canadians pursue education and upgrade their skills, the Government of Canada provides a range of programs and services—from Canada Student Loans and Grants to training supports for workers to tax measures such as the Tuition Tax Credit.

While these programs help many Canadians, for too many adult workers, the high cost of post-secondary education, combined with the high cost of raising a family, can make it difficult to get the training they need to make better-paying, more secure jobs a reality. More can be done to assist those who are already employed, including workers who are in part-time, contract or precarious work, to return to school to upgrade their skills so that they can find and keep better jobs. This is especially true for women, who typically take on a greater share of unpaid work, leaving them with less time to retrain or upgrade their skills.

SKILLS, INNOVATION AND MIDDLE CLASS JOBS	53

Budget 2016 Investments for Adult Learners

Budget 2016 included measures to help make post-secondary education more affordable, including for adult learners looking to learn new skills. These measures included:

•

A 50 per cent increase in Canada Student Grants available for part-time students, beginning in the 2016–17 academic year. An estimated 16,000 part-time students will receive an additional $600 each year as a result of this measure. This increased support will help make post-secondary education more affordable for adult learners, many of whom are part-time students.

•

A new flat-rate contribution model to determine eligibility under the Canada Student Loans Program. This new model comes into effect for the 2017–18 academic year and replaces the old system, which focused on student income and financial assets. This new model will benefit adult learners, many of whom may work while studying or own a home or other assets.

Part-Time Students

To ensure that more Canadians pursuing part-time studies can receive the assistance they need to upgrade their skills, without the burden of substantial new student debt, the Government intends to expand eligibility for Canada Student Grants for students attending school part-time. This builds on initial actions taken in Budget 2016.

Under expanded eligibility, the existing income thresholds, which presently vary by province and territory, will be replaced with a higher, single national threshold. As family income increases, the amount of grant support received will gradually decline, depending on family size.

In addition, the threshold for eligibility for Canada Student Loans for part-time students will be increased so that even more part-time students can qualify for assistance.

Together, these changes, which will be in place for the 2018–19 academic year, are expected to make an additional 10,000 part-time students eligible for Canada Student Grants and Loans each year. To expand eligibility, Budget 2017 proposes to invest $59.8 million over four years, starting in 2018–19, and $17 million per year thereafter.

54	CHAPTER 1

Students Who Support Families

To make post-secondary education more affordable for adult learners with dependent children, the Government also intends to expand eligibility for Canada Student Grants for students with dependent children, starting in the 2018–19 academic year.

Higher thresholds are expected to give an additional 13,000 students with dependants access to non-repayable student grants each year, making it more affordable for them to retrain and upgrade their skills while raising their families. Budget 2017 proposes to invest $107.4 million over four years, starting in 2018–19, and $29.3 million per year thereafter, to expand eligibility for these students.

Adults Returning to School

Adult students can face challenges to pursuing post-secondary education—not only because of the cost of education itself but also because of the financial pressures of maintaining their homes and supporting their families. At present, if an adult worker leaves their job to go back to school to get a new degree, diploma or certificate, they may not have access to many tools that could help make education more affordable. Canada Student Loans and Grants, for example, are often unavailable to adult workers because their prior-year incomes can make them ineligible.

To help adults who wish to return to school after spending several years in the workforce, the Government intends to introduce a three-year pilot project to test new approaches to make it easier for adult learners to qualify for Canada Student Loans and Grants. Budget 2017 proposes to provide $287.2 million over three years, starting in 2018–19, for this pilot project. Over the next year, the Government will work to finalize program design so that the pilot project is in place starting in the 2018–19 academic year.

These measures are expected to benefit Canadian women in particular, who often strive to improve their career prospects while balancing family responsibilities. Women represent nearly two-thirds of the Canada Student Loans Program’s part-time recipients, while approximately four out of five students receiving the Canada Student Grant for students with dependent children are women.

SKILLS, INNOVATION AND MIDDLE CLASS JOBS	55

Taken together, these initiatives represent an investment of $454.4 million over four years, starting in 2018–19, and $46.3 million per year thereafter, to help Canada’s middle class workers find and keep good jobs.

Enhanced Canada Student Loans and Grants

Selena is a single parent of an 8-year-old son. She lives in Lethbridge, Alberta, where she works as an administrative assistant and earns a pre-tax income of $35,000 per year. Selena is considering enrolling in a part-time Business Administration program at Lethbridge College—the program would allow her to upgrade her qualifications, while continuing to work and care for her son.

In 2016–17, Selena would have been eligible for a Canada Student Loan of up to $10,000, but would not have qualified for the Canada Student Grant for Part-Time Studies.

Beginning in the 2018–19 academic year, the eligibility for part-time grants will be expanded. In addition to student loans, Selena will be eligible to receive an $1,800 Canada Student Grant for Part-Time Studies, as well as $1,360 in grant funding for students with dependent children. This will give Selena a total of $3,160 in non-repayable Canada Student Grants to help with the cost of her studies.

Encouraging Unemployed Canadians to Seek New Training Through Employment Insurance

Today, if an unemployed worker is receiving Employment Insurance (EI) benefits, they may lose their eligibility for those benefits if they return to school or undertake training for more than 14 hours per week without the necessary referral from designated authorities. This occurs because current EI policies require individuals to actively seek work. However, without EI benefits, many unemployed Canadians can’t afford to pay the bills and support their families while also pursuing the training they need to improve their skills and find new work.

To help more unemployed Canadians get the training they need to get a good, well-paying job, the Government proposes to make better use of existing flexibilities within the EI program that allow claimants to pursue self-funded training and maintain their EI status. For unemployed workers receiving EI, this will mean that they can return to school to get the training they need to find a new job—without fear of losing the EI benefits they need to support themselves and their families. This will provide greater security to Canadian families at a time when they need help most.

Budget 2017 proposes to provide $132.4 million over four years, beginning in 2018–19, and $37.9 million per year thereafter, to allow unemployed Canadians to pursue self-funded training while receiving EI benefits.

56	CHAPTER 1

Investing in Skills Innovation

As recommended by the Advisory Council on Economic Growth and the Forum of Labour Market Ministers, new approaches are needed to address skills gaps and support lifelong learning throughout Canadians’ working lives. To that end, Budget 2017 proposes to provide $225 million over four years, starting in 2018–19, and $75 million per year thereafter, to establish a new organization to support skills development and measurement in Canada.

Working in partnership with willing provinces and territories, the private sector, educational institutions and not-for-profit organizations, this organization will:

•	Identify the skills sought and required by Canadian employers.

•	Explore new and innovative approaches to skills development.

•	Share information and analysis to help inform future skills investments and programming.

Further details on this new organization will be shared in the coming months.

Table 1.2

Helping Working Adults Upgrade Their Skills

Canada Student Loans and Grants	Expanded Labour Market Development Agreements	New Workforce Development Agreements	Employment Insurance (EI) Regular Benefits

Worker 1—Brad Brad is an unemployed adult who has been laid off due to an economic shock. He qualifies for EI and would benefit from long-term training.	Depending on family income, Brad would be eligible for the Canada Student Grant for Full- or Part-Time Studies, in addition to Canada Student Loans.	Increased funding for the Labour Market Development Agreements will allow more Canadians, like Brad, to access skills training and employment supports.	While Brad may
qualify for training
under the
Workforce
Development
Agreements, these
agreements will
focus training and
employment
supports towards
unemployed and
underemployed
Canadians not
eligible for EI-
funded training.

Brad qualifies for EI regular benefits, based on his employment history. New flexibilities will allow him to pursue self- funded training without losing his EI benefits.

SKILLS, INNOVATION AND MIDDLE CLASS JOBS	57

Table 1.2

Helping Working Adults Upgrade Their Skills

	Canada Student Loans and Grants	Expanded Labour Market Development Agreements	New Workforce Development Agreements	Employment Insurance (EI) Regular Benefits

Worker 2—Riya Riya is a mother of two. She has been out of the workforce for several years but wants to return. She doesn’t qualify for EI, but wants to go back to school.	Depending on family income, Riya would be eligible for the Canada Student Grant for Full- or Part-Time Studies and the Canada Student Grant for Students with Dependants, in addition to Canada Student Loans.	Expanded worker eligibility under the Labour Market Development Agreements would potentially allow Riya to access skills training and employment supports.	Riya could have access to training and employment supports under the new Workforce Development Agreements.	Riya does not qualify for EI regular benefits based on her employment history.

Worker 3—Adnan Adnan is married with two kids. He works at a job in an industry that is in decline. He wants to pursue training while he works to prepare for a better job.	Depending on family income, Adnan would be eligible for the Canada Student Grant for Part- Time Studies and the Canada Student Grant for Students with Dependants, in addition to Canada Student Loans.	Expanded worker eligibility under the Labour Market Development Agreements would potentially allow employed Canadians like Adnan to access skills training and employment supports.	Adnan could potentially have access to training and employment supports under the new Workforce Development Agreements.	Adnan is not eligible for EI regular benefits as he is employed. He would be eligible for benefits if he loses his job.

Worker 4—Léa

Léa is a young adult who is precariously employed, and is struggling to make ends meet through part- time work. She didn’t complete post-secondary education but wants to upgrade her skills while she works.

	Depending on family income, Léa would be eligible for the Canada Student Grant for Part- Time Studies, in addition to Canada Student Loans.	Expanded worker eligibility under the Labour Market Development Agreements would potentially allow employed Canadians like Léa to access skills training and employment supports.	Léa could have access to training and employment supports under the new Workforce Development Agreements.	Léa is not eligible for EI regular benefits as she is employed. She would be eligible for benefits if she loses her job.

58	CHAPTER 1

HELPING YOUNG CANADIANS SUCCEED

Young Canadians will be the ones who drive the future growth of Canada’s economy—yet too many struggle to complete the education they need to succeed now, and in the future.

Even young Canadians who do well in school can find it difficult to get the practical work experience they need to find and keep good, well-paying jobs after graduation.

To help young Canadians succeed, Budget 2017 proposes a number of measures that will help create good, well-paying jobs and support young Canadians as they transition into the workforce.

Expanding the Youth Employment Strategy

Canadian youth have the talent and drive to succeed in the labour market. To help them make the transition from school to work and get a strong start in their careers, the Government invests in the Youth Employment Strategy, a government-wide initiative to help support Canada’s newest workers.

Last year, the Government announced new investments in the Youth Employment Strategy and the Canada Summer Jobs program, which help to create short-term job opportunities for students between the ages of 15 and 30.

These investments are supporting the creation of:

•	Over 5,000 opportunities for young Canadians under the Skills Link stream, which helps vulnerable youth overcome barriers to employment.

•	Nearly 2,500 new green jobs that help young Canadians learn about their natural environment and contribute to economic growth in the environmental sectors.

•	Additional job opportunities for young Canadians to work in the heritage sector through the Young Canada Works program.

To further expand employment opportunities for young Canadians, Budget 2017 proposes to provide an additional $395.5 million over three years, starting in 2017–18, for the Youth Employment Strategy. Combined with Budget 2016 measures, these investments will help more than 33,000 vulnerable youth develop the skills they need to find work or go back to school; create 15,000 new green jobs for young Canadians; and provide over 1,600 new employment opportunities for youth in the heritage sector.

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Real Talk About the Barriers to Youth Employment

Budget 2016 announced the creation of an Expert Panel on Youth Employment to examine the barriers that young Canadians—especially vulnerable youth—face in finding and keeping jobs. The Panel, which consulted with young people, employers, community organizations and service providers in communities all across Canada, was also tasked with considering innovative practices that could be used to help improve young Canadians’ job prospects.

In its interim report, released in December 2016, the Panel described the feedback it had received to date. Young people talked about the challenges they face in transitioning to work—from the need to develop “soft” skills like workplace communication, to more practical challenges like finding transportation to work. Employers expressed a positive view of young people, but weren’t always sure how to navigate hiring programs, or how to best use the talents and skills that young people possess. Other issues, like the future of work and the value of entrepreneurship, were also discussed.

The Panel is expected to deliver its final report in the spring of 2017. Its recommendations will help inform future decisions on how best to help young Canadians succeed in the labour market.

A New, Ambitious Approach to Work-Integrated Learning

Co-operative education and work-integrated learning programs, such as the ones offered by the University of Waterloo, the Université de Sherbrooke, Dalhousie University and the British Columbia Institute of Technology, are a proven way for students to get the work experience they need to build their résumés and build a network of professional contacts.

To create new co-op placements and work-integrated learning opportunities for post-secondary students enrolled in science, technology, engineering and mathematics (STEM) and business programs, Budget 2016 provided $73 million over four years for job-creating partnerships between employers and interested post-secondary institutions. This investment is expected to create up to 8,700 new work-integrated learning placements over the next four years, making more opportunities available to young women and men interested in STEM.

To create even more work-integrated learning opportunities for Canadian students, the Government intends to renew and expand federal funding for Mitacs, a not-for-profit organization that builds partnerships between industry and educational institutions.

60	CHAPTER 1

Mitacs has set an ambitious goal of providing 10,000 work-integrated learning placements for Canadian post-secondary students and graduates each year—up from the current level of around 3,750 placements. Budget 2017 proposes to provide $221 million over five years, starting in 2017–18, to achieve this goal and provide relevant work experience to Canadian students.

Renewing Investments in Pathways to Education Canada

Each year, too many young Canadians drop out of high school—often because they don’t have access to the basic supports needed to succeed in school. To help these young students, the Government provides support to Pathways to Education Canada, a charitable organization that helps youth in lower-income communities across Canada complete high school and successfully transition into post-secondary education and employment.

Budget 2017 proposes to renew the Government’s support for Pathways to Education Canada by providing $38 million over four years, starting in 2018–19. Of this amount, $14 million will be reallocated from Employment and Social Development Canada’s existing resources. With this renewed funding, Pathways to Education Canada will provide more vulnerable youth with the supports they need to succeed in school, including tutoring, career mentoring and financial help, such as scholarships and internships.

Pathways to Education Canada

Established in 2001, Pathways to Education Canada works with local partners to provide youth from lower-income neighbourhoods with the academic, social and financial supports they need to complete high school. Launched as a pilot project in the Regent Park area of Toronto, the Pathways program has since expanded to18 communities across Canada, and served more than 5,300 students in 2014–15.

The Pathways program has proven to be very successful—on average, high school graduation rates increased by 85 per cent in communities offering the Pathways program. Between 2004 and 2015, more than 4,000 Pathways students successfully graduated from high school; nearly three-quarters of these graduates have gone on to pursue post-secondary education or training, further improving their prospects for finding good, well-paying jobs.

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Improving Access to the Canada Learning Bond

When families are able to get an early start in saving for post-secondary education, the benefits are two-fold: it makes post-secondary education more affordable and reduces student debt loads upon graduation.

Currently, the Government encourages families to save for their children’s post-secondary education through tax-assisted Registered Education Savings Plans, and provides additional support to help low-income families get a head start on their savings through the Canada Learning Bond.

Unfortunately, some low-income families face barriers in accessing these opportunities to save. In 2015, only one-third of eligible children received the Canada Learning Bond.

To help more low-income families benefit from the Canada Learning Bond, Budget 2017 proposes to reallocate $12.5 million over six years, starting in 2017–18, from Employment and Social Development Canada’s existing resources to launch a pilot project. Working with community organizations and businesses, the pilot project will explore new ways to increase awareness of the program and reduce barriers to access.

Budget 2017 also proposes to amend the Canada Education Savings Act to allow the cohabiting spouse or common-law partner of the primary caregiver to apply for the Canada Learning Bond and the Additional Canada Education Savings Grant. This change will simplify the application process, ensuring that more children who are eligible for these benefits receive the support they need to help pursue post-secondary education.

Youth Service

As announced in Budget 2016, the Youth Service Initiative will help young Canadians gain valuable work experience while providing support for communities across Canada. The Government will launch the Initiative in the fall of 2017, including a call for proposals to give youth the opportunity to serve.

62	CHAPTER 1

BUILDING A WORKFORCE THAT LOOKS LIKE CANADA

Though the number of Canadians in the workforce continues to grow, the pace of growth is slowing. Canada’s future economic success rests on building a workforce that is more innovative and more inclusive, and better reflects the full range of Canadian talent.

Expanding Employment Insurance Benefits to Offer More Flexibility for Families

Every Canadian family is different—and has different needs when it comes to how they manage work and family responsibilities.

Today, millions of Canadians provide informal care and support for seriously ill family members. Currently, Employment Insurance (EI) benefits are available to eligible caregivers in cases where a loved one is gravely ill and at significant risk of death, or where a child is critically ill or injured.

To better support caregivers, Budget 2017 proposes to provide $691.3 million over five years, starting in 2017–18, and $168.1 million per year thereafter, to create a new EI caregiving benefit of up to 15 weeks. The new benefit will cover a broader range of situations where individuals are providing care to an adult family member who requires significant support in order to recover from a critical illness or injury. Parents of critically ill children will continue to have access to up to 35 weeks of benefits, with additional flexibility to share these benefits with more family members.

To help working parents navigate the challenges that come with a growing family, Budget 2017 proposes to make EI parental benefits more flexible. Proposed changes will allow parents to choose to receive EI parental benefits over an extended period of up to 18 months at a lower benefit rate of 33 per cent of average weekly earnings. EI parental benefits will continue to be available at the existing benefit rate of 55 per cent over a period of up to 12 months. Making EI parental benefits more flexible is expected to cost $152 million over five years, starting in 2017–18, and $27.5 million per year thereafter.

Budget 2017 also proposes to allow women to claim EI maternity benefits up to 12 weeks before their due date—expanded from the current standard of 8 weeks—if they so choose. The additional flexibility is expected to cost $43.1 million over five years, starting in 2017–18, and $9.2 million per year thereafter.

To implement these measures, Budget 2017 proposes to amend the Employment Insurance Act. The Government also proposes to amend the Canada Labour Code to ensure that workers in federally regulated sectors have the job protection they need while they are receiving caregiving, parental or maternity benefits.

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Improving Benefit Delivery

The Government of Canada delivers billions of dollars in direct benefits to Canadians through its many federal programs, including Employment Insurance, Old Age Security and the Canada Pension Plan. Canadians expect that benefits will be delivered in a timely manner and that they will have secure and easy-to-use options for interacting with federal services.

To that end, Budget 2017 proposes to provide $12.1 million in 2017–18 to Employment and Social Development Canada to develop modern approaches to service delivery, beginning with Employment Insurance. Through the modernization of benefit delivery, the Government will improve Canadians’ access to services and benefits, including speeding up application processes.

Modernizing the Canada Labour Code

As the nature of work changes, so too should the rules governing federally regulated workers. To ensure that laws reflect the changing world of work, and to better support Canadian workers as they seek to balance the responsibilities of work and family, Budget 2017 proposes targeted amendments to the Canada Labour Code.

Proposed amendments will:

Strengthen and modernize compliance and enforcement provisions. To ensure that hard-working Canadians can more easily recover wages owed to them by their employer, and to ensure that employers who repeatedly offend will be punished, Budget 2017 proposes to invest $13 million over five years, starting in 2017–18, and $2.5 million per year ongoing, to strengthen compliance and enforcement mechanisms. Of this amount, $3 million over five years will be reallocated from Employment and Social Development Canada’s existing resources.

Give federally regulated employees the right to request more flexible work arrangements. To help Canadians better balance work and family demands, Budget 2017 proposes to give federally regulated workers the right to request flexible work arrangements from their employer, such as flexible start and finish times and the ability to work from home. Proposed changes will also provide federally regulated workers with new unpaid leaves for family responsibilities, to participate in traditional Indigenous practices, and to seek care if they are victims of family violence. Changes will also make bereavement leave more flexible.

Limit unpaid internships in federally regulated sectors. While internships can give young Canadians the hands-on work experience they need to make a successful transition into the workforce, some internships—in particular those that are unpaid—can be unfair and exploitative. Budget 2017 proposes to eliminate unpaid internships in federally regulated sectors where the internships are not part of a formal educational program. These changes will also ensure that unpaid interns who are part of an educational program are entitled to labour standard protections, such as maximum hours of work, weekly days of rest and general holidays.

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CREATING MORE OPPORTUNITIES FOR INDIGENOUS PEOPLES

Indigenous Peoples are among the youngest and fastest-growing segments of the Canadian population. There have historically been many barriers to their success—particularly when it comes to pursuing post-secondary education and finding good, well-paying work. The Government is committed to renewing Canada’s relationship with Indigenous Peoples and making real progress on the issues that matter most to them, including helping Indigenous Peoples get the skills and work experience they need to succeed.

The proposed investments in Budget 2017 will help to improve the quality of life for Indigenous Peoples and contribute to stronger economic growth in Indigenous communities, and in Canada as a whole.

Post-Secondary Student Support Program

Indigenous Peoples face a range of challenges in accessing post-secondary education, including financial barriers. To ensure that Indigenous students have the same opportunities for success as other Canadian students, Budget 2017 proposes to increase funding to the Post-Secondary Student Support Program by $90 million over two years, beginning in 2017–18.

This funding will support the post-secondary education financial needs of over 4,600 students over the two-year period.

The Government will also undertake a comprehensive and collaborative review with Indigenous partners of all current federal programs that support Indigenous students who wish to pursue post-secondary education. The purpose of the review will be to ensure that these programs meet the needs of individual students while supporting attendance at, and completion of, a post-secondary degree or credential.

Indspire

Indspire is an Indigenous-led registered charitable organization with a proven track record of helping Indigenous students attend post-secondary institutions and find good jobs. It assists First Nations, Inuit and Métis students with the financial support they need to complete their education, become self-sufficient, contribute to the economy and give back to their communities.

Budget 2017 proposes to provide Indspire with $5 million per year for five years, starting in 2017–18, conditional on Indspire raising $3 million per year in matching funds from the private sector. In total, this will provide $40 million over five years in bursaries and scholarships for more than 12,000 First Nations, Inuit and Métis students.

In addition, the Government will propose amendments to the Canada Student Financial Assistance Act, so that students who are registered under the Indian Act but do not have Canadian citizenship can access the Canada Student Loans Program.

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Supporting Access to Skills Development and Training for Indigenous Peoples

The Aboriginal Skills and Employment Training Strategy (ASETS) helps Indigenous Peoples in all parts of the country get the skills and training they need to fully participate in the economy and contribute to the success of their communities.

To ensure that programming continues to meet the needs of Indigenous Peoples in Canada, the Government will work with Indigenous organizations, employers, educational institutions and other stakeholders in the coming year to renew and improve ASETS. Budget 2017 proposes to invest $50 million in 2017–18 in ASETS, which includes new funding, the investment made in Budget 2016, as well as additional reallocated resources from other programming that support skills and training more generally. These investments will provide ASETS service providers with added capacity to meet the growing demand from Indigenous Peoples for skills development and job training.

Reducing Employment Barriers for First Nations Youth Living On-Reserve

First Nations youth on-reserve face unique challenges to enter the labour force. It is important that youth have the supports they need to access employment opportunities so that they can begin careers that will benefit them over the course of their lifetimes. To help First Nations youth acquire better pre-employment skills, access education and training, and overcome barriers to employment, Budget 2017 proposes to invest $39.2 million in 2017–18 to provide case management services for youth living on-reserve.

Investing in Adult Basic Education in the North

The Northern Adult Basic Education Program is designed to provide residents in the three territories with targeted training so that they can participate more fully in the labour market. To support the delivery of adult basic education services by local colleges, Budget 2017 proposes to provide $14.7 million over three years starting in 2017–18 to extend and enhance the Northern Adult Basic Education Program.

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ATTRACTING TOP TALENT FROM AROUND THE WORLD

Innovative industries are well-served by the deep pool of Canadian talent, but the fast pace of change and growth often means that they need to look beyond Canada’s borders for workers who possess unique and specialized skills.

In recognition of the fact that diversity is a source of strength, the Government supports immigration programs that help to attract top talent to Canada, with a particular focus on attracting talent that will help innovative businesses grow and lead to the creation of more good, well-paying jobs for Canadians.

Global Skills Strategy

As announced in the 2016 Fall Economic Statement, the Government will launch a Global Skills Strategy to faciliate faster access to top global talent for companies doing business in Canada that are committing to bring new skills to Canada and create more Canadian jobs.

The Global Skills Strategy will set an ambitious two-week standard for processing visas and work permits for global talent. The Strategy will support:

•	High-growth Canadian companies that need to access global talent in order to facilitate and accelerate investments that create jobs and growth.

•	Global companies that are making large investments, relocating to Canada, establishing new production or expanding production, and creating new Canadian jobs.

Building on funding announced in the 2016 Fall Economic Statement, Budget 2017 proposes to provide an additional $7.8 million over two years, starting in 2017–18, to implement a new Global Talent Stream under the Temporary Foreign Worker Program, as part of the Global Skills Strategy.

Also under the Global Skills Strategy, the Government will introduce a new work permit exemption for short-duration work terms. The short-duration work permit exemption will apply for work terms of fewer than 30 days in a year—or for brief academic stays—and will be used for short-term, inter-company work exchanges, study exchanges or the entrance of temporary expertise.

Budget 2017 also proposes to amend the Immigration and Refugee Protection Act to ensure that the Express Entry system—the system that manages Canada’s economic permanent residence programs—is responsive to the needs of the Canadian labour market, and that the candidates most likely to succeed in Canada are selected. Budget 2017 also proposes to amend the Immigration and Refugee Protection Act to allow the Government to set relevant fees in a timely manner.

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Attracting Talent to Strengthen University Research

Canada is a world leader when it comes to investing in research at post-secondary institutions, ranking first among G7 nations and eighth among Organisation for Economic Co-operation and Development nations. A significant portion of these investments are made by the Government. Federal investments in post-secondary research and research training are summarized below.

Federal Investments in Post-Secondary Research and Research Training in 2016–17

$3,060 million

in planned granting agency support for research and research training.

E.g., scholarships, fellowships, research grants, and support for the overhead costs associated with federally funded research conducted in post-secondary institutions.

$340 million

in planned support for equipment and facilities for post-secondary institutions, research hospitals, and other not-for-profit institutions.

E.g., the Canada Foundation for Innovation, which supports research infrastructure, Compute Canada and CANARIE, which provides an ultra-high-speed network for researchers.

$158 million

in planned support for arm’s length organizations, most of which support higher education research.

E.g., Mitacs, which supports collaborative industry-academia research projects with a focus on the training of highly for qualified personnel, Genome Canada, the Canadian Institute for Advanced Research, the Stem Cell Network, the Institute for Quantum Computing, Brain Canada and the Perimeter Institute for Theoretical Physics.

$741 million	for investments to accelerate infrastructure projects at universities and colleges and affiliated institutions through the Post-Secondary Institutions Strategic Investment Fund.

$186 million

in other expenditures for research and development and related scientific activities in the higher education sector.

E.g., research performed by institutions in the post-secondary sector for science-based departments and agencies.

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In recognition of the importance of research excellence and in celebration of Canada’s 150th anniversary, approximately 25 Canada 150 Research Chairs will be created to attract top-tier international scholars and researchers to Canada and enhance Canada’s reputation as a global centre for innovation, science and research excellence. Budget 2017 proposes to invest $117.6 million over eight years for these new chairs, funded with resources within the existing Canada Excellence Research Chairs program.

Canada’s Research Chair Programs Attract World Class Researchers

Canada Research Chair in Medical Genomics: Dr. Jacques Corbeil

Dr. Jacques Corbeil, Canada Research Chair in Medical Genomics at Université Laval, focuses his research on deciphering the interactions between agents such as HIV-1, respiratory viruses and other microorganisms, and the human host.

Dr. Corbeil’s research will lead to improved understanding of infectious diseases, and could result in improved diagnostic tools and treatments to fight them.

Canada Excellence Research Chair in Human Pain Genetics: Dr. Luda Diatchenko

At McGill University, Dr. Luda Diatchenko focuses her research on the genetic basis of pain in humans, and on developing personalized approaches to treatment.

Approximately 20 per cent of Canadians suffer from chronic pain, making it not only the number one reason that people seek health care, but also the number one concern of patients with long-term illnesses.

Working with her team at McGill University’s Alan Edwards Centre for Research on Pain, Dr. Diatchenko aims to facilitate the development of individualized treatments and therapies for conditions related to chronic pain.

Improving the Temporary Foreign Worker Program and the International Mobility Program

To ensure that Canadian workers are always considered first for available jobs, while giving Canadian employers the opportunity to hire temporary foreign workers to fill jobs where labour shortages have been proven, the Government intends to make improvements to the two programs that govern the entry of temporary foreign workers into Canada.

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Budget 2017 proposes to invest $279.8 million over five years, starting in 2017–18, and $49.8 million per year thereafter, to support the continued delivery of the Temporary Foreign Worker Program and the International Mobility Program. This investment will build on Canada’s new Global Skills Strategy, which will help to facilitate the temporary entry of high-skilled global talent.

Ensuring that employers comply with program rules, and taking steps to ensure that foreign workers are aware of their rights while in Canada, will help to improve working conditions for foreign workers in every Canadian community.

Budget 2017 also proposes to eliminate the Labour Market Impact Assessment processing fee for families seeking to hire foreign caregivers to provide care for persons with high medical needs, and for middle class families with less than $150,000 in annual income seeking to hire foreign caregivers to provide child care. Waiving the fee for these families will ensure that support is targeted at those most in need of assistance to meet their family caregiving responsibilities. The cost of this measure is $24.5 million over five years, starting in 2017–18, and $4.9 million per year thereafter.

The Government will continue to work and engage with stakeholders to ensure that the Temporary Foreign Worker Program meets the needs of workers and employers.

A Better Future for Temporary Foreign Workers
In December 2016, the Government announced plans to improve the Temporary Foreign Worker Program. In particular, changes will:

•

Introduce stronger recruitment requirements for low-wage employers, where appropriate, so that Canadian workers that are traditionally underrepresented in the labour market have better access to available job opportunities.

•	Eliminate the four-year cumulative duration rule, which has caused unnecessary hardship and instability for both temporary foreign workers and their employers.

•	Extend the exemption to the cap on the number of low-wage temporary foreign workers employed by firms in seasonal industries for 2017.

•	Include further work on developing pathways to permanent residency for temporary foreign workers.

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Recognizing Foreign Credentials

Once in Canada as permanent residents, highly skilled newcomers can face barriers that limit their employment opportunities.

To ensure that newcomers to Canada are able to put their skills to good use and maximize their contribution to the economy, Budget 2017 proposes to reallocate $27.5 million over five years, starting in 2017–18, and $5.5 million per year thereafter from Employment and Social Development Canada’s existing resources to support a Targeted Employment Strategy for Newcomers.

The Strategy will have three components:

•	Improved pre-arrival supports, so that newcomers can begin the foreign credential recognition process before arriving in Canada.

•	A loan program that will assist newcomers with the cost of having their foreign credentials recognized.

•	Targeted measures to test innovative approaches to help skilled newcomers gain Canadian work experience in their profession.

The Strategy will help reduce barriers and support newcomers as they put their skills to work in the Canadian economy.

GIVING CANADIANS LIVING WITH DISABILITIES AN OPPORTUNITY TO SUCCEED

Canadians living with disabilities have the same ambitions as all other Canadians—they want an opportunity to find good, well-paying jobs, make a contribution to their communities and the economy, and build a better life for themselves and their families.

In the coming year, the Government will explore options to improve work opportunities and employment outcomes for persons with disabilities. This will include the development of new planned federal accessibility legislation, which will promote equality of opportunity and increase the inclusion and participation of Canadians who have disabilities or functional limitations by increasing accessibility and removing barriers in areas of federal jurisdiction. The Government sought input from Canadians on this planned legislation through consultations held between July 2016 and February 2017.

PREPARING FOR THE DIGITAL ECONOMY

More and more aspects of Canadians’ lives are touched by digital technology on a daily basis. Digital skills are increasingly relevant—in school, at home and in the workplace. To ensure that Canadians have the digital skills they need to succeed, the Government intends to invest in developing and supporting the digital skills of younger and older Canadians, and groups that are underrepresented in the digital economy.

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Teaching Kids to Code

Providing educational opportunities for digital skills development to Canadian girls and boys—from kindergarten to grade 12—will give them the head start they need to find and keep good, well-paying, in-demand jobs. To help provide coding and digital skills education to more young Canadians, the Government intends to launch a competitive process through which digital skills training organizations can apply for funding. Budget 2017 proposes to provide $50 million over two years, starting in 2017–18, to support these teaching initiatives.

Expanding Digital Learning Opportunities

Digital skills widen Canadians’ access to a world of possibilities. Budget 2017 proposes $29.5 million over the next five years for a new Digital Literacy Exchange program. The program will support non-profit organizations to implement initiatives that teach basic digital skills, including how to use the Internet safely and effectively, at pre-existing facilities such as public libraries, refugee housing complexes and seniors’ homes. The program will focus on vulnerable groups such as low-income individuals and families, and seniors.

Developing Assistive Technology

Assistive technologies such as screen readers, alternative keyboards and refreshable braille displays can make it easier for Canadians with disabilities to more fully participate in the digital economy. To expand the range of assistive technologies, and to give more Canadians better access to digital services, the Government proposes to establish a new Accessible Technology Development program. This program would co-fund innovative projects led by private sector firms, non-profit organizations and research institutes, to develop new assistive devices and technologies. Budget 2017 proposes to invest $22.3 million over five years to establish this program.

Targeted Improvements to Internet Inclusivity

According to the Economist Intelligence Unit, Canada is tied for 8th out of 75 countries in terms of Internet inclusivity. Canada does particularly well on measures of Internet affordability—ranking first overall. Canada is also successful in terms of Internet quality and availability and in terms of having local and relevant Internet content. An area where Canada can improve, however, is by addressing digital divides that result in some Canadians being underserved by the digital economy. The Digital Literacy Exchange and Accessible Technology Development programs proposed in Budget 2017 will enable Canada to make progress in this important area.

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Making Home Internet Access More Affordable for Low-Income Families

Access to the Internet opens up a world of opportunities—from social connections with friends and family to new ways to learn and work. Most Canadians are already online, but many low-income families face financial barriers to access, such as the cost of purchasing a computer and the high cost of an Internet connection at home.

Budget 2017 proposes to invest $13.2 million over five years, starting in 2017–18, in a new Affordable Access program, which will help service providers offer low-cost home Internet packages to interested low-income families.

As the cost of computer hardware is also a barrier for some families, a target of 50,000 computers refurbished through the existing Computers for Success Canada program will also be distributed to families, along with the low-cost Internet packages.

To better understand how Canadians use digital technology, Budget 2017 also proposes to allocate $5 million over five years, starting in 2017–18, for Statistics Canada and private sector-led surveys on the impact of digital technology in Canada.

What Success Will Look Like

Dave, 35, is a single father of two young children. Unable to complete high school when he was a teenager, Dave is currently working full-time in a retail job but hopes to obtain his high school diploma and possibly go to college.

Because of his work and family responsibilities, Dave would prefer to take high school classes online, so that he can be at home with his children while he studies. Unfortunately, his monthly expenses make it difficult to save for a quality home Internet connection and a computer. Beyond his own needs, Dave is also worried that the lack of a computer and Internet connection will affect his children’s ability to participate in school and learning activities outside the classroom.

When the Affordable Access program is in place, Dave will be able to contact an Internet service provider that offers low-cost Internet packages to low-income families. Dave will also be eligible to receive a free refurbished computer so he and his children can access the Internet to learn and play.

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Promoting STEM to Young Canadians

Young Canadians are curious, talented, entrepreneurial and well-educated—traits that make them well-positioned to deliver the next great breakthrough in science, technology, engineering and mathematics (STEM).

In order to unlock this potential, young Canadians need to have equal access to the formative experiences that can spark new ideas and inspire careers in these important fields. This is especially true for those young Canadians who are traditionally underrepresented in the STEM fields, including women and Indigenous Peoples.

The PromoScience Program helps to introduce diverse groups of young Canadians to the power and potential of these exciting fields through hands-on learning experiences, such as space camps and conservation projects. To support these efforts, Budget 2017 proposes to invest $10.8 million over five years, starting in 2017–18, to allow PromoScience to support more STEM learning activities for Canadian youth—in particular underrepresented groups.

Teachers also play an important role in keeping students engaged in formal STEM learning, and in developing the culture of innovation that Canada needs today, and in the future. Budget 2017 proposes to invest $1.5 million over five years, starting in 2017–18, to expand the Prime Minister’s Awards for Teaching Excellence to include 17 new STEM-themed awards. These awards will recognize teaching excellence and allow for broad sharing of teaching practices at the national level.

To help more Canadians learn about and celebrate extraordinary accomplishments in research excellence, Budget 2017 also proposes to create a new Prime Minister’s Gold Medal. This award will recognize scientific excellence and bring greater international acclaim to Canadian scientists and researchers.

Inspiring Ideas From Young Canadians

The Minister of Finance’s Post-Secondary Policy Forum invites post-secondary students from across Canada to play the role of public policy advisor, and contribute their best ideas to the Minister of Finance.

More than 40 students participated in submitting proposals on a range of important issues, tackling challenges ranging from how to reform the Employment Insurance system to better fit with the modern economy, to how to moderate housing prices in hot real estate markets, to how to encourage investment in Canada through tax reform. Every submission provided a fresh perspective and inspired policy-makers to rethink their approach to solving Canada’s most pressing challenges.

The winning submission—a proposal entitled “Recalibrating Canadian Labour Development for a Precarious Economy”—was submitted by students at McMaster University. In recognition of their creative and innovative thinking, the student team was invited to Ottawa to further discuss their idea and attend events related to Budget Day, 2017.

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PART 2

A NATION OF INNOVATORS

To help Canada realize its potential as a global leader in innovation, the Government must ensure that its services best meet the needs of Canada’s innovators and job creators.

That includes finding new ways to deliver business innovation programs. Budget 2017 proposes measures that will help deliver simpler, more efficient and more coordinated support to Canadian entrepreneurs, global companies looking to set up shop in Canada, and global investors considering partnerships with innovative Canadian firms.

In advancing the Innovation and Skills Plan, Canada and Canadian firms face several challenges:

Bringing Canadian innovations to market. Canada’s governments and post-secondary institutions invest significantly in science, research and development, but Canada’s business community tends to underinvest in these areas. As a result, Canadian discoveries and innovations often find greater success—and create good, well-paying jobs—in other countries. To better support job growth in Canada, the Innovation and Skills Plan needs to better support business investment in research, and help bridge the commercialization gap.

Streamlining Canada’s innovation programs. While the Government broadly supports any initiatives that help make Canadian companies more innovative, at present, the vast array of innovation programs makes it difficult for businesses to find and secure the support they need. The Innovation and Skills Plan must simplify Canada’s existing suite of innovation programs, make them more client-centric, and ensure that they offer the best support to Canadian innovators. This is particularly important in industries where certain groups, such as women, are underrepresented.

Attracting investment and encouraging growth in Canada. Canada is home to many small businesses and innovative start-ups, and is recognized internationally as a good place to invest. At the same time, too many Canadian companies believe that in order to grow, they must relocate outside of Canada. To ensure that good, well-paying jobs stay in Canada, the Innovation and Skills Plan must develop better tools to help attract investment and support the growth of a diverse range of Canadian companies.

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What Success Will Look Like

•	Superclusters that will make it easier for innovators and potential customers to work closely together on research, development and demonstration activities that pursue major commercial opportunities, to boost productivity, and create jobs and drive economic growth.

•	Greater collaboration between creative thinkers from all parts of society, who can work together to solve the shared challenges that matter for Canada (such as encouraging more equal participation in the workforce) and spur innovation and growth within the economy.

•	A stronger track record for attracting and retaining high-quality business investments that build on Canadian technology and industrial strengths.

•	Better support for Canadian innovators, including better access to more streamlined, simpler and timelier help that responds to business needs and is focused on results.

INNOVATION CANADA: A NEW APPROACH TO SUPPORTING CANADIAN INNOVATORS

To make it easier for Canadian innovators to access and benefit from Government-led innovation programs, the Government proposes to review dozens of innovation programs situated across many departments to see how they might be consolidated and simplified. This will reduce the amount of legwork and paperwork required, give more timely and more relevant access to innovation services, and ultimately put more money in the hands of Canadian innovators.

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Calling for Change

“The Council strongly recommends reviewing and retooling Canada’s innovation programs to support Canada’s 21st century inclusive growth ambitions. This would involve examining current programs, eliminating ones that are not effective, redirecting resources, and adopting the analytical frameworks to create effective innovation programs and manage them using data. To help Canada compete globally, Canada must fund innovation programs that are relevant in a changing context and that support a coherent, agile and data-driven innovation ecosystem.”

—Advisory Council on Economic Growth,
Unlocking Innovation to Drive Scale and Growth,
February 6, 2017

Budget 2017 proposes to establish Innovation Canada, a new platform led by Innovation, Science and Economic Development Canada that will coordinate and simplify the support available to Canada’s innovators.

To better support Canada’s innovators, Innovation Canada will:

Lead the creation of Canada’s economic growth strategies. Working with leading Canadian innovators, Innovation Canada will develop six Economic Strategy Tables to identify innovation opportunities in advanced manufacturing, agri-food, clean technology, digital industries, health/bio-sciences and clean resources. The Economic Strategy Tables will set ambitious growth targets for Canadian innovators, identify sector-specific challenges and “bottlenecks” to innovation as well as barriers to greater participation across gender lines, and lay out specific strategies to help innovators achieve their targets. The Economic Strategy Tables will help guide the Government in its efforts to provide relevant and effective programs for Canada’s innovators.

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Initiate a whole-of-government review of business innovation programs. To ensure that its programs are simple and effective and best meet the needs of Canada’s innovators, the Government will review existing programs with the help of external experts. The review will encompass all relevant federal organizations, including Innovation, Science and Economic Development Canada, Natural Resources Canada, and Agriculture and Agri-Food Canada. In parallel, the Government will also review the Scientific Research and Experimental Development tax incentive program to ensure its continued effectiveness and efficiency.

In time, Innovation Canada will serve as a one-stop-shop for Canada’s innovators. Canadian innovators and entrepreneurs will no longer need to spend time figuring out which department to go to or which program best meets their needs. Innovation Canada will host the federal government’s simplified suite of innovation programs that will better enable and support Canadian innovators.

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ACCELERATING INNOVATION THROUGH SUPERCLUSTERS

Clusters—dense areas of business activity that contain large and small companies, post-secondary institutions and specialized talent and infrastructure—energize economies and act as engines of growth. They create jobs, encourage knowledge sharing, drive business specialization and help to attract “anchor” companies from around the world. Successful clusters like the ones in Silicon Valley, Berlin, Tel Aviv and the Toronto-Waterloo corridor contribute significantly to both regional and national economies.

Budget 2017 proposes to invest up to $950 million over five years, starting in 2017–18, to be provided on a competitive basis in support of a small number of business-led innovation “superclusters” that have the greatest potential to accelerate economic growth.

The competition will launch in 2017 and focus on superclusters that enhance Canada’s global competitiveness by focusing on highly innovative industries such as advanced manufacturing, agri-food, clean technology, digital technology, health/bio-sciences and clean resources, as well as infrastructure and transportation.

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These are industries that traditionally attract more skilled workers who are men, compared to women. Budget 2017 proposes to work with partners from all aspects of Canadian society to shift this trend, help more women succeed and help grow Canada’s middle class.

Of the $950 million, $800 million will be drawn from the Budget 2016 provision for innovation networks and clusters and $150 million will be drawn from the public transit and green infrastructure allocations provisioned in the 2016 Fall Economic Statement.

What Would Superclusters Look Like?

Risk sharing to develop platform technologies and disruptive technologies that will boost Canada’s competitiveness in areas of economic strength (e.g. advanced manufacturing, agri-food, clean technology, digital economy, health/bio-sciences, clean resources, and infrastructure and transportation).

Strong connections between businesses, from large anchor firms to startups, post-secondary institutions and research institutions that support private sector-led research and development that is linked to commercial outcomes with application in the real economy.

Create opportunities to grow Canadian companies through globally integrated supply chains.

Diverse and skilled talent pools enhanced by advisory services and business mentoring for start-ups and small and medium-sized enterprises that lead to opportunities for Canadians to access high-value, well-paying jobs.

Focus on innovative solutions that will improve the quality of life of Canadians and allow businesses to better perform in a competitive environment.

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INNOVATING TO SOLVE CANADA’S BIG CHALLENGES

Innovation can do more than just drive strong economic growth. It also has the potential to solve the big challenges that face Canadians and their communities. For its part, the Government is committed to taking an innovative approach to solving difficult public policy challenges. This includes opening up the problem-solving process to Canadian and global innovators, who can bring fresh perspectives and new ideas to Canada’s big challenges.

From building more affordable housing in Indigenous communities to providing affordable high-speed Internet access to more homes and accelerating the adoption of renewable energy in our cities and transportation systems, the Government recognizes that big challenges demand new and innovative solutions.

By working with innovators from the private sector, non-profit organizations and social enterprises—as well as individual citizens—these new, innovative solutions can be found.

Budget 2017 proposes to create a new initiative, the Impact Canada Fund, to introduce a new mission- or “challenge”-based approach for the federal government and help focus and accelerate efforts toward solving Canada’s big challenges. The Impact Canada Fund will focus its initial efforts in two problem-solving streams:

1)	A clean technology stream, supported by up to $75 million over two years, starting in 2017–18, to address challenges such as helping Canada’s rural and remote communities reduce their reliance on diesel as a power source.

2)	A smart cities stream, supported by $300 million over 11 years, that will support the Smart Cities Challenge (see Chapter 2 for additional details).

Budget 2017 also proposes to provide $8.1 million over five years, starting in 2017–18, to oversee the implementation of the Impact Canada Fund. This initiative will also help advance the President of the Treasury Board’s mandate commitment to devote a fixed percentage of government program funds to experimentation.

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THE NEW STRATEGIC INNOVATION FUND: A SIMPLER, MORE FLEXIBLE TOOL TO GROW CANADA’S ECONOMY

Making sure that Canada is a top destination for businesses to invest, grow and create jobs and prosperity for Canadians is one of the Government’s top priorities.

Budget 2017 proposes to create a new $1.26 billion five-year Strategic Innovation Fund to consolidate and simplify existing business innovation programming, in particular the Strategic Aerospace and Defence Initiative, Technology Demonstration Program, Automotive Innovation Fund and Automotive Supplier Innovation Program.

With a single, streamlined Fund, businesses will have access to a simpler application process, more timely processing, and assistance that is more responsive and focused on results.

The Strategic Innovation Fund will attract and support new high-quality business investments—and will continue to be available to aerospace and automotive firms, while also expanding its support to other dynamic and emerging sectors, such as clean technology and agri-food.

To support this program expansion, Budget 2017 proposes to provide a further $200 million over three years, starting in 2017–18, to supplement existing funding. Of this amount, $100 million will be new funding and $100 million will be drawn from the $1 billion announced in Budget 2016 to support clean technology.

In allocating this funding, the Government will look to accelerate areas of economic strength, strengthen and expand the role of Canadian firms in regional and global supply chains, support economic strategies, and attract investment that creates new, good, well-paying jobs.

What Success Will Look Like

In May 2016, the Government announced $54 million for MDA Systems Ltd. and its partners to collaborate to develop new satellite technologies. It was the first project to be funded under the Government’s Technology Demonstration Program. Federal funding in support of projects like this one achieves the objective of encouraging early-stage research and development and promoting collaborative efforts among firms, universities and research institutions.

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SUPPORTING CANADIAN INNOVATORS THROUGH VENTURE CAPITAL

Venture capital is a type of private equity financing that takes educated risks on great ideas and smart people, giving young companies the opportunity to take their ideas to market.

In addition to capital, venture capital fund managers bring operational experience, technical knowledge, networks and mentorship to the firms in which they invest.

Because of the funding and expertise it provides, a strong and steady stream of venture capital is essential to the success of many Canadian start-ups—and will play a critical role in helping to realize one of the Innovation and Skills Plan’s key objectives: to support the growth of Canadian companies.

To support the continued growth of Canada’s innovative companies, Budget 2017 proposes to make available through the Business Development Bank of Canada $400 million on a cash basis over three years, starting in 2017–18, for a new Venture Capital Catalyst Initiative that will increase late-stage venture capital available to Canadian entrepreneurs (late-stage venture capital is typically offered to young, established businesses with sales and revenue, in order to help the businesses grow).

With funds leveraged from the private sector, and depending on the proposals received, this investment could inject around $1.5 billion into Canada’s innovation capital market.

To access the funds, private sector parties will submit proposals to the Government that would be evaluated on the amount of private sector capital already secured; expected benefits for Canadian firms; the proposed approach for risk sharing between the Government and private sector; and the investment strategy, among other considerations.

Following consultation with private sector experts, the Minister of Innovation, Science and Economic Development will announce further details on the Venture Capital Catalyst Initiative’s application and competitive selection process in the coming months.

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The Canadian Business Growth Fund

The private sector is also taking action to support growing firms, with the announcement on March 9, 2017 of the creation of the Canadian Business Growth Fund to provide long-term capital through minority interests in small and medium-sized Canadian enterprises.

The Fund brings together Canada’s leading banks and other key financial institutions, which have jointly committed to invest initially over $500 million, with scope to increase up to $1 billion over 10 years, to support Canada’s promising small and medium-sized firms.

Fund investments will typically range from $3 million to $20 million. This long-term capital will be provided to promising companies, along with guidance, mentorship and access to the investors’ networks, so that the next generation of Canadian entrepreneurs and innovators can grow their businesses, create good, well-paying jobs for Canadians and lead the way in the new economy.

HELPING WOMEN ENTREPRENEURS GROW THEIR BUSINESSES AND THE ECONOMY

A 2015 report from the Expert Panel on Championing and Mentorship for Women Entrepreneurs stated that “the energy and talents of half of Canada’s population is a resource that no economy can afford to squander.” The Government of Canada agrees wholeheartedly.

Women entrepreneurs have been constantly vocal about the tools that are needed to help them succeed. Despite many conversations about helping women grow their businesses, the success rates and growth opportunities for women-led companies do not match their male counterparts.

An ecosystem of support exists; however, there are gaps and an overall lack of awareness and coordination—of the programs available, mentorship opportunities, and the needs of enterprises to maximize their growth potential.

Although progress has been made, it is also clear that women in Canada do not have the same opportunities as men when it comes to representation at senior leadership tables. The February 2017 report from the Advisory Council on Economic Growth highlighted that there is considerable work to be done to break the glass ceiling in Canada:

“The statistics show that Canadian companies are good at hiring women but less effective at advancing them: women make up 46 percent of the country’s labour force but hold less than one-third of all senior management positions. Strikingly, the companies in the Canadian TSX 60 have only one woman CEO among them. The share of seats that women hold on the boards of Canadian stock-index companies has received much attention. In 2014, it was just under 21 percent, a smaller proportion than in many other OECD countries.”

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The Canada-United States Council for Advancement of Women Entrepreneurs and Business Leaders will be capitalizing on the work of the Expert Panel, Growth Council and other sources of expertise to advise the Government on swift actions to address barriers that affect women serving in senior leadership positions and increase competitiveness for women entrepreneurs.

SUPPORTING THE NEXT GENERATION OF ENTREPRENEURS

Driven by boundless creativity and an innate comfort with technology, young entrepreneurs are already leaders in Canada’s economy.

Futurpreneur Canada is a national not-for-profit organization that helps young entrepreneurs by providing them with mentorship, learning resources and startup financing to help them bring their business ideas to life—and to market. The results are impressive: Futurpreneur Canada’s core program has helped nearly 10,000 young entrepreneurs launch more than 8,000 new businesses over the past two decades. Last year, 40 per cent of the businesses supported by Futurpreneur were owned by women—more than double the national average.

Budget 2017 proposes to provide Futurpreneur Canada with $14 million over two years, starting in 2017–18, to continue its important work of supporting the next generation of entrepreneurs. Futurpreneur Canada will match these investments with funding received from other government and private sector partners.

HELPING INNOVATIVE COMPANIES GROW THROUGH STRATEGIC PROCUREMENT

As the single largest purchaser of Canadian goods and services, the Government of Canada has a unique opportunity to support the growth of Canadian innovations.

Canadian companies have long asked for the federal government to act as a first customer—to test and validate Canadian technologies in areas of strategic importance to our economy, and to help Canadian businesses to scale up, create new jobs, and find new customers around the world. Gaining early access to innovative products and services also offers benefits for the Government, which is constantly seeking new ways to reduce costs and improve results.

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The Procurement Opportunity

“The Council believes that strategic procurement could be used in Canada to support innovation and help small companies scale up and gain the credibility to become integrated in global supply chains ... Done well, strategic procurement also offers the opportunity of better servicing all Canadians, and of improving the efficiency of government by applying new technology and approaches to longstanding problems.”

—Advisory Council on Economic Growth,
Unlocking Innovation to Drive Scale and Growth,
February 6, 2017

Budget 2017 proposes to provide up to $50 million, starting in 2017–18, to launch a new procurement program, Innovative Solutions Canada, modelled on the very successful U.S. Small Business Innovation Research program.

Under Innovative Solutions Canada, a portion of funding from federal departments and agencies will be allocated towards early-stage research and development, late-stage prototypes and other goods and services from Canadian innovators and entrepreneurs. In return, the Government will have access to the latest, most innovative products and services—a true win-win for citizens and the businesses that employ them.

This program will be designed to be scalable, so that other Canadian jurisdictions can take part in the future, if they wish to do so. To encourage inclusive growth, particular effort will also be made to encourage procurement from companies led by women and other underrepresented groups. All jurisdictions will be encouraged to publicly share the results of this program.

Further details about initial participation and spending targets will follow in the coming months.

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What Success Will Look Like

Salima is an entrepreneur with several successful products already developed, tested, produced and on the market. Her latest innovation is a large-scale water filter that makes it easier and more affordable for manufacturers to reuse wastewater.

Under the proposed Innovative Solutions Canada, Salima may be eligible to have her new product purchased, deployed and tested by Environment and Climate Change Canada. With the feedback she receives, Salima can further refine her innovative product, and better market it to other potential customers.

OBTAINING THE BEST VALUE IN PROCUREMENT

Procurement undertaken in support of key Government of Canada priorities involves significant sums of money and can often be complex. The Government will renew the Cost and Profit Assurance Program at $3 million per year for two years, starting in 2017–18, in order to provide clarity to businesses and to ensure that procurement continues to be fair and transparent to both Canadian businesses and taxpayers.

In addition, Budget 2017 proposes that legislative amendments be made in order to make procurement and delivery of information technology goods and services to federal organizations more efficient.

INTELLECTUAL PROPERTY STRATEGY 2017

Canada’s intellectual property regime provides a framework that supports innovation across all sectors of the economy. Intellectual property rights incentivize creativity and the development of new ideas and technologies by helping companies, academics and inventors recoup their investment once new products reach the marketplace.

In recognition of the importance of a well-functioning intellectual property regime, Budget 2017 announces the Government will develop a new intellectual property strategy over the coming year. The strategy will help ensure that Canada’s intellectual property regime is modern and robust and supports Canadian innovations in the 21st century.

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FUNDAMENTAL SCIENCE REVIEW

In 2016, the Government launched an independent review of federal investments in and funding for fundamental science research.

The review, led by an independent panel of distinguished research leaders and innovators, has involved broad consultations with research communities, industry and civil society to assess the effectiveness of current supports for scientists and scientific research.

In particular, the panel looked at the challenges facing women and other underrepresented groups, and considered ways to make current supports more accessible and inclusive.

Findings from the review will help maintain and strengthen Canada’s international standing in fundamental science and ensure that our scientists have the tools, training and support needed to excel globally.

The panel’s report and recommendations will be made public in the coming months.

STRENGTHENING SCIENCE IN GOVERNMENT

Canada’s world class federal science laboratories and facilities enable scientists to conduct research that promotes evidence-based decision-making. Touching on everything from clean air and water to food security, this research plays a crucial role in protecting and improving the lives of Canadians.

Budget 2017 proposes to elevate the importance of science in government, with the establishment of a Chief Science Advisor and related secretariat. As part of her/his mandate, the Chief Science Advisor will provide advice on how to ensure that government science is open to the public, that federal scientists are able to speak freely about their work, and that science is effectively communicated across government.

The Chief Science Advisor will be responsible for providing advice to the Prime Minister and the Minister of Science, and will serve primarily in an advisory and coordinating capacity. Budget 2017 proposes to establish an annual budget of $2 million for the Chief Science Advisor and related secretariat.

In addition, over the coming year, the Government will work to develop a new federal science infrastructure strategy. This will include a review of existing investments in federal science infrastructure, including federal laboratories and testing facilities, and provide a roadmap for future investments. The strategy will offer a more integrated and effective approach to federal laboratories, information technology and human resources in the federal science community, and will seek to ensure that federal scientists have the access to the world class infrastructure, innovative equipment and computer networks they need to produce the best results for Canadians.

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As part of the Government’s commitment to establishing and maintaining modern federal science infrastructure, Budget 2017 also proposes to provide $80 million on a cash basis over five years, starting in 2017–18, to replace the Sidney Centre for Plant Health, located in Sidney, British Columbia. A new, world class plant health research facility will help support the safety of Canada’s agriculture and agri-food sector, while facilitating trade and economic growth that benefits all Canadians.

POSITIONING NATIONAL RESEARCH COUNCIL CANADA WITHIN THE INNOVATION AND SKILLS PLAN

In keeping with the mandate of the new President of the National Research Council, the Government will undertake a review in 2017 to assess how the Council can best support the Innovation and Skills Plan.

The National Research Council has a long track record of success in helping industry take ideas from the research stage through to development and demonstration. Recognizing the National Research Council’s important role in fostering and supporting innovation in Canada, Budget 2017 proposes to renew funding of $59.6 million in 2017–18, to support the Council’s business innovation initiatives. The Council provides research and development services covering areas from aerospace to medical devices, maintains hundreds of partnerships with organizations and engages with thousands of clients. These initiatives include providing technical services, lending scientific expertise, and offering the unique facilities that businesses across Canada need to successfully bring their innovations to market.

As part of the review, the Government will also examine what future role the National Research Council could play in supporting innovation, creating more opportunities for women researchers and innovators, and supporting mission-driven, breakthrough research in collaboration with the new Impact Canada Fund.

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Budget 2017 also proposes the following investments to support innovation and economic growth:

Stem Cell Research

The Stem Cell Network, established in 2001, is a national not-for-profit organization that helps translate stem cell research into clinical applications, commercial products and public policy. Its therapies research holds and medical great promise, treatments offering for respiratory the potential and for heart new diseases, cancer, diabetes, spinal cord injury, multiple sclerosis, Crohn’s disease, auto-immune disorders and Parkinson’s disease. To support this important work, Budget 2017 proposes to provide the Stem Cell Network with renewed funding of $6 million in 2018–19.

Space Exploration

Canada has a long and proud history as a space-faring nation. As our international partners prepare to chart new missions, Budget 2017 proposes investments that will underscore Canada’s commitment to innovation and leadership in space. Budget 2017 proposes to provide $80.9 million on a cash basis over five years, Agency starting in that 2017–18, will demonstrate for new projects and utilize through Canadian the Canadian innovations Space in space, including in the field of quantum technology as well as for Mars surface observation. The latter project will enable Canada to join the National Aeronautics and Space Administration’s (NASA’s) next Mars Orbiter Mission.

Quantum Information

The development of new quantum technologies has the potential to transform markets, create new industries and produce leading-edge jobs. The Institute for Quantum Computing is a world-leading innovative Canadian research technologies. facility Budget that furthers 2017 proposes our understanding to provide of the these Institute with renewed funding of $10 million over two years, starting in 2017–18.

Social Innovation

Through community-college partnerships, the Community and College such as the Social integration Innovation of vulnerable Fund fosters populations positive social into outcomes, Canadian communities. Following the success of this pilot program, Budget 2017 proposes to invest $10 million over two years, starting in 2017–18, to continue this work.

International Research Collaborations

The Canadian Institute for Advanced Research (CIFAR) connects Canadian researchers with collaborative research networks led by eminent Canadian and international researchers on topics that touch all humanity. Past collaborations facilitated by CIFAR are credited with fostering Canada’s leadership in artificial intelligence and deep learning. Budget 2017 proposes to provide renewed and enhanced funding of $35 million over five years, starting in 2017–18.

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ATTRACTING INTERNATIONAL TOURISTS TO GROW OUR ECONOMY

Representing almost 2 per cent of Canada’s GDP, tourism directly or indirectly supports more than 1 million jobs in communities all across Canada. The 192,000 businesses that support tourism—the vast majority of which are small and medium-sized businesses—are preparing for a record year in 2017. Canada’s 150th anniversary celebrations are expected to draw record numbers of visitors to Canada this year, followed by a year dedicated to Canada-China tourism in 2018.

Canada as a Destination of Choice “Canada is … a world unto itself, with cosmopolitan cities, barely explored natural wonders and everything in between.”

—New York Times

“…with dynamic cities that dominate global livability indices and a reputation for inclusiveness and impeccable politeness, the world’s second-largest country will usher in its sesquicentennial in 2017 in rollicking good health.”

—Lonely Planet

To attract more international visitors to Canada, Budget 2017 proposes to make permanent the $37.5 million per year in temporary funding previously provided to Destination Canada, Canada’s national tourism marketing organization, starting in 2018–19. Stabilized funding will allow Destination Canada to continue its strong collaboration with industry partners to maximize the impacts of its marketing campaigns to draw in more tourists from abroad and increase economic activity.

To complement Destination Canada’s activities, Budget 2017 also proposes to provide $8.6 million over four years, starting in 2017–18, to Indigenous and Northern Affairs Canada to support the development of Canada’s unique and authentic Indigenous tourism industry, including contributing to the implementation of the Aboriginal Tourism Association of Canada’s five-year Indigenous Tourism Strategy.

To ensure that tourism operators and governments make the most of their efforts and investments, Budget 2017 proposes to provide $13.6 million over five years, starting in 2017–18, and $2.7 million per year thereafter, to Statistics Canada to broaden tourism data collection. The International Travel Survey Program would be enhanced, resulting in better data at more detailed geographic levels, while the Tourism Satellite Account would be expanded to include data at the provincial and territorial level.

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Improving Canadian Frameworks for Trade and Investment

The Government is taking a number of additional steps to improve its trade and investment frameworks to support Canadian firms:

Establishing an Invest in Canada Hub. As announced in the 2016 Fall Economic Statement, the Government will take the necessary steps to create an Invest in Canada Hub—a new federal body dedicated to attracting leading global firms to Canada to support middle class prosperity by bringing good jobs, fresh capital and new technologies to our economy. More trade commissioners will also be placed in strategic markets abroad to support this investment attraction. The Government has committed $218 million over five years to these efforts.

The Investment Canada Act. Canada’s legislative frameworks support a safe and stable business environment that can be attractive for global investment. The Investment Canada Act allows for the review of proposed global investments to determine if they are likely to be of economic benefit to Canada, and whether they could be injurious to our national security. To support global investment that is beneficial to Canada, Budget 2017 proposes to amend the Act to increase the net benefit review threshold to $1 billion, two years earlier than planned, and to require the publication of an Annual Report on the administration of the national security provisions. It further proposes $1.25 million for Public Safety Canada and the Canadian Security Intelligence Service for continued operations related to the Investment Canada Act’s National Security Review Program.

An effective trade remedy system. Building on Budget 2016, the Government has been consulting Canadians on additional steps to modernize and strengthen Canada’s trade remedy system, to ensure that Canadian companies are competing on a level playing field with foreign exporters. Informed by these consultations, the Government is moving forward with a package of measures that enhances the effectiveness of the trade remedy system, while also reflecting a balance of interests among economic stakeholders and compliance with international trade rules. Budget 2017 proposes legislative and regulatory amendments to improve enforcement of trade remedy measures, address the circumvention of duties, better account for market and price distortions, and provide unions with the ability to participate in trade remedy proceedings. These steps will provide Canadian producers with a more rigorous response to unfair trade and better align Canada’s trade remedy system with those of our major trading partners.

Advancing regulatory alignment. Regulatory cooperation is a key element in fostering international trade and providing Canadian consumers with greater choice. Past cooperation efforts have led to significant advancements in the areas of agriculture and food, health and consumer products, transport and the environment. Budget 2017 proposes to provide the Treasury Board Secretariat with $6 million over three years to continue its efforts in supporting business growth by promoting regulatory alignment with Canada’s trade partners.

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SUPPORTING EARLY-STAGE MINERAL EXPLORATION BY JUNIOR COMPANIES

The 15-per-cent Mineral Exploration Tax Credit helps junior exploration companies raise capital to finance “grassroots” mineral exploration away from an existing mine site. It does so by providing an additional incentive to individuals who invest in flow-through shares issued to finance this early-stage exploration (flow-through shares allow resource companies to transfer expenses associated with their Canadian exploration activities to investors, who can deduct the expenses in calculating their own taxable income).

This tax credit is scheduled to expire on March 31, 2017. On March 5, 2017 the Minister of Natural Resources announced that the Government proposes to extend the credit for an additional year, until March 31, 2018.

This measure will help junior exploration companies to raise more equity and is expected to result in a net tax reduction of approximately $30 million over the 2017–18 to 2018–19 period.

SUPPORTING JOBS IN THE RESOURCE SECTOR

The Government understands the challenging economic circumstances arising from weak commodity prices affecting the oil and gas sector.

Budget 2017 proposes to provide a one-time payment of $30 million to the Government of Alberta to support provincial actions that will stimulate economic activity and employment in Alberta’s resource sector. This specialized workforce is necessary to generate wealth for Albertan and Canadian citizens now and in the future.

STRENGTHENING TRADE WITHIN CANADA

As the Government works to strengthen Canada’s economy in an increasingly challenging international environment, the Innovation and Skills Plan aims to do more to grow the next generation of globally competitive Canadian companies. To that end, the Government has worked closely with provincial and territorial governments to negotiate a new Canadian Free Trade Agreement (CFTA).

The CFTA will bring real benefits to Canadians and their businesses in a wide range of sectors in all 13 provinces and territories. Opportunities will increase for Canadian businesses of all sizes to grow and innovate at home so they are better equipped to compete internationally. It will increase choice and lower costs for consumers, and create jobs in a range of sectors across the country for the middle class. The agreement also establishes a process for future trade liberalization in areas such as interprovincial trade in alcoholic beverages. The CFTA is expected to enter into force in 2017.

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The CFTA will benefit Canadians by:

•	Introducing rules that will make it easier and less costly for companies to sell their goods and services across Canada, benefitting both businesses and consumers.

•	Supporting Canadian innovation by extending trade rules to cover goods and services in all emerging sectors of the economy.

•	Establishing a comprehensive reconciliation process to align regulations, remove barriers and help reduce business costs.

•	Levelling the playing field by aligning with international rules and ensuring that Canadian businesses receive as favourable treatment as foreign businesses.

•	Ensuring broader, more transparent access for Canadian companies to billions of dollars in government-procurement contracts and business opportunities across the country.

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PART 3

CANADA’S INNOVATION ECONOMY:

CLEAN TECHNOLOGY, DIGITAL INDUSTRIES AND AGRI-FOOD

The Innovation and Skills Plan is an ambitious effort to make Canada a world leader in innovation, with a focus on expanding growth and creating good, well-paying jobs in six key areas: advanced manufacturing, agri-food, clean technology, digital industries, health/bio-sciences and clean resources.

Initial efforts will centre on three industries that touch the lives of all Canadians and offer great potential for growth and job creation: clean technology, digital industries and agri-food.

According to Analytica Advisors, the global market for clean technology (cleantech) has surpassed $1 trillion per year and will continue to grow over the next decade. As the world increasingly seeks out more sustainable and renewable sources of energy, and new technologies to improve the quality of air and water, Canadian companies can lead the way. Our clean technology companies are well-positioned to compete and win in this large and growing global market.

At the same time, the global economy is becoming increasingly digital. All industries, from manufacturing to agriculture to finance, are embracing digital technology to grow their businesses and improve the lives of the people they serve. From “smart homes” to the promise of self-driving cars, digital technology is reshaping the world we live in. It’s a world in which Canada has a real and serious chance to lead.

Around the world, the demand for food is expected to continue to grow. In Asia, where some three billion people are expected to join the middle class over the next two decades, demand is changing, with consumers seeking out more high-quality foods and more protein. As the world’s fifth largest agri-food exporter—with a strong reputation for safe, high-quality products—and key trade agreements in markets accounting for 55 per cent of global GDP, Canada is in a uniquely strong position to capitalize on global agri-food growth.

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CANADA’S CLEAN TECHNOLOGY ADVANTAGE

The global campaign against climate change is an economic opportunity for Canada. The world is undeniably moving towards cleaner technologies, ones that use renewable and sustainable sources of energy, emit less pollution and use fewer resources.

When it comes to clean technology, Canada has the opportunity to be a true global leader—creating good jobs for Canadians while helping to meet our climate change goals.

In Budget 2016, the Government committed to invest more than $1 billion over four years to support clean technology, including in the forestry, fisheries, mining, energy and agriculture sectors.

In Budget 2017, the Government expands on that commitment by taking action to boost the growth of Canada’s clean technology sector, with the aim of fostering the growth of Canadian technologies and companies.

To that end, Budget 2017 proposes measures that will:

•	Provide financing that innovative companies need to facilitate business growth.

•	Support research, development, demonstration and adoption of clean technologies.

•	Enhance collaboration and establish new ways of measuring success, including increasing the workforce participation of women in this sector.

Through its participation in Mission Innovation, Canada has committed to double its investments in clean energy research, development and demonstration over the next five years. The investments announced in Budget 2017 support this commitment, and will help Canada to reduce carbon pollution while creating good, well-paying jobs in communities all across Canada.

Canada’s Participation in Mission Innovation

In November 2015, Prime Minister Trudeau announced Canada’s participation in Mission Innovation, a global initiative of countries working together to accelerate clean energy innovation. As part of this initiative, countries agreed to double their national investments in clean energy innovation over five years, while encouraging greater levels of private sector investment in transformative clean energy technologies. The Government of Canada has made a commitment under Mission Innovation to double its 2014–15 baseline expenditures of $387 million for clean energy and clean technology research, development and demonstration by 2020. Budget 2017 proposes a number of measures, including in the areas of green infrastructure and clean technology, that will help to meet this commitment while generating more good, well-paying jobs in the clean growth economy.

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Access to Financing for Cleantech Firms

Financing fuels the growth of companies. It provides the capital needed to hire new staff, develop products, and support sales both at home and internationally.

Budget 2017 proposes to increase financing support for Canada’s clean technology sector by making available more equity finance, working capital and project finance to promising clean technology firms. Nearly $1.4 billion in new financing, on a cash basis, will be made available to help Canada’s clean technology firms grow and expand.

CanadaCleantech Alliance on Clean Technology Financing Challenges:

“Deployment of cleantech solutions is often capital-intensive, requiring large sums of project debt to achieve even a single deployment. Canadian commercial banks and other lenders are risk averse and unwilling to finance these industrial-scale projects because the technology has yet to be fully commercially proven (i.e., pre-profit stage). This inability to take on technology risk for major capital projects is a significant barrier to commercialization and a competitive disadvantage for Canadian cleantech companies.”

—CanadaCleantech Alliance, representing hundreds of clean technology companies, in its submission to the Federal-Provincial-Territorial Working Group on Clean Technology, Innovation and Jobs

This new financing will be available through the Business Development Bank of Canada (BDC) and Export Development Canada (EDC), further expanding their business growth and export financing support to Canadian clean technology companies and building on their client-centred collaboration in this sector. This new financing will be used alongside other private sources of financing to increase the amount of capital available to Canada’s clean technology firms as they grow their businesses and create more good, well-paying jobs for all Canadians.

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Specifically, Budget 2017 proposes:

•

Equity investments to increase capital in a firm without increasing that firm’s overall debt load. Budget 2017 proposes to provide additional capital to BDC for clean technology activities. This new capital, along with existing capital under management at BDC and EDC, will enable the organizations to offer a combined additional $380 million, to be deployed over three years, in equity financing to support clean technology firms looking to scale.

•

Working capital to support investments in assets, inventory, talent and market expansion. Established companies may need working capital to fulfill a domestic or international contract. Budget 2017 proposes to provide additional capital to BDC for clean technology activities. This new capital, along with existing capital under management at BDC and EDC, will enable the organizations to offer a combined additional $570 million, to be deployed over three years, in working capital to support clean technology firms.

•

Project finance to enable first-of-its-kind, high-capital-intensive, early-commercial-scale clean technology deployment. To attract private sector capital for projects, Budget 2017 proposes to provide new capital to EDC to enable it to offer approximately $450 million in additional project finance for high-capital-intensive clean technology firms.

Promoting the Demonstration of Clean Technologies

The SD Tech Fund™ supports the development and pre-commercial demonstration of clean technologies. As the flagship program of Sustainable Development Technology Canada (SDTC), it is leading the way in bringing clean technology to market.

Since its launch in 2001, SDTC has invested $928 million in 320 clean technology projects, and leveraged more than $2.45 billion from other project partners, with more than 80 per cent of investments coming from the private sector. Collectively, these investments have created more than 9,200 jobs and are responsible for reducing carbon dioxide emissions by an estimated 6.3 megatonnes per year.

Building on these investments, Budget 2017 proposes to invest $400 million over five years, starting in 2017–18, to recapitalize the SD Tech Fund™. This funding will support projects across Canada to develop and demonstrate new clean technologies that promote sustainable development, including those that address environmental issues such as climate change, air quality, clean water and clean soil.

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Success Story: Cooledge Lighting

Cooledge, headquartered in Richmond, British Columbia, has developed a portfolio of luminous surfaces products featuring lighting technologies that can be integrated into all forms and scale of the built environment. By enabling illumination from large architectural surfaces such as ceilings, walls and facades instead of light points, the company provides its customers with more flexibility and creativity while maximizing energy efficiency through low power consumption and minimum heat generation.

In 2011, Sustainable Development Technology Canada initiated a project with Cooledge, providing $4.46 million in funding over five years to develop and demonstrate this light sheet technology. As a result of this funding, the company demonstrated a three-fold environmental benefit over fluorescent, incandescent and LED light bulbs, including increasing energy efficiency, eliminating heat sink in fixture design and avoiding an end-of-life mercury disposal requirement.

Building on the initial project funding from Sustainable Development Technology Canada, EDC and BDC have supported the growth of Cooledge through its early commercialization with investments since 2013 and 2014, respectively, and through EDC’s bonding support since 2015 and financing support since 2016.

Investing in Research and Development for Clean Energy and Transportation

Clean energy and transportation research and development (R&D) maintains economic competitiveness and contributes to lower-cost emissions reductions in the energy and transportation sectors. The Government proposes to provide $229 million over four years, starting in 2018–19, to Natural Resources Canada and Transport Canada to continue R&D activities through their core clean energy and clean transportation innovation programming.

Encouraging Clean Technology in the Natural Resources Sectors

To support clean technology research, and the development, demonstration and adoption of clean technology in Canada’s natural resources sectors, Budget 2017 proposes to provide $200 million over four years, starting in 2017–18, to Natural Resources Canada, Agriculture and Agri-Food Canada and Fisheries and Oceans Canada. Technologies at varying stages of maturity will be eligible, and eligible recipients will include industry, academia, federal laboratories and other research organizations.

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Expanding Tax Support for Clean Energy

Canada’s income tax system encourages businesses to invest in clean energy generation and energy efficiency equipment by allowing them to deduct the cost of eligible capital assets on an accelerated basis.

Geothermal energy is one renewable energy source with the potential to reliably meet a portion of Canada’s heating and electricity generation needs, including in northern and remote communities, where reliance on fossil fuels remains high. To encourage greater use of geothermal energy, Budget 2017 proposes to:

•	Extend accelerated capital cost allowance to a broader range of geothermal projects and expenses.

•	Expand the range of geothermal energy project expenses that are eligible as Canadian renewable and conservation expenses, which can be fully deducted in the year incurred.

Capitalizing on International Business Development for Clean Technology

Canada’s clean technology companies are a true success story, but their future growth and success rely on their ability to access and serve international clients. Global Affairs Canada can support clean technology firms by connecting entrepreneurs with international networks, and educating them on business supports provided by the Government of Canada. To better support international business development, a clean technology strategy will be developed, to support Canadian firms in becoming world leaders in clean technology and capitalize on growing global market opportunities while continuing to deliver clean economic growth and create good, well-paying jobs for Canadians. Budget 2017 proposes to invest $15 million over four years, starting in 2017–18, for Global Affairs Canada to implement this strategy.

Establishing a Clean Technology Data Strategy and the Clean Growth Hub

To foster innovation, improve knowledge in the private sector and stakeholder communities, and help inform future government decision-making, the Government intends to establish a Clean Technology Data Strategy. Budget 2017 proposes to provide $14.5 million over four years, starting in 2017–18, to Natural Resources Canada and Innovation, Science and Economic Development Canada for the creation of this strategy.

The Government will also streamline client services, improve federal program coordination, enable tracking and reporting on clean technology results across government, and connect stakeholders to international markets. To this end, the Government will provide $12 million over four years, starting in 2017–18, to Innovation, Science and Economic Development Canada and Natural Resources Canada to establish a Clean Growth Hub within the new Innovation Canada single-window service.

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Accelerating the Growth of High-Impact Firms

Budget 2017 reaffirms the Government’s commitment to the vision and mandate of the Accelerated Growth Service (AGS), a national project created to coordinate support for businesses across a number of federal departments and agencies. To date, this initiative has helped 142 high-impact firms to scale up and grow their businesses, with a broader goal of helping 1,000 firms expand and create more good, well-paying jobs. To improve delivery of this service, the Government is currently exploring ways to better share information among federal organizations and may propose legislative amendments if necessary.

Here is one success story:

Terramera Reaches Out to Global Markets

Clean technology firm Terramera Inc. (Vancouver, British Columbia) specializes in replacing conventional chemical pesticides with high-performance plant-based products for use in agriculture, in pest control and by consumers. Terramera joined the AGS pilot project in May 2016.

Terramera’s goal is to increase sales and grow into a billion-dollar business by scaling production, strengthening its customer base and finding new customers around the world. The company faced challenges when trying to reach out beyond Canada for new business. Regulatory approvals in new markets—in particular, in Japan, Mexico, India and Europe—will be key to the company’s future growth. To help Terramera secure these approvals, AGS partners have provided it with assistance in securing capital and financing, as well as with hiring, intellectual property and research and development, domestic regulatory approvals and export growth.

Thanks to the AGS support, Terramera has been successful in leveraging the Canadian Trade Commissioner Service network in Canada and abroad to support its export market development and expansion initiatives. In July 2016, it was able to secure new Japanese investment, and the company has also secured a direct equity investment from IKEA in Sweden.

Through National Research Council Canada, the company was able to explore opportunities under the EUREKA program, an international network for market-driven industrial research and development that includes over 40 economies from the European Union, Europe, Israel, South Korea, and now Canada. Terramera was also able to secure financing support from the Business Development Bank of Canada and Western Economic Diversification Canada.

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CANADA’S DIGITAL FUTURE

The world is increasingly connected—it is expected that by 2021 over 4.5 billion people will have access to the Internet. This is just one of the effects of a worldwide shift toward a new digital reality, one that by 2020 includes over 25 billion devices embedded with Internet-based systems, sees a million minutes of video content cross the network every second, and delivers an estimated $6.6 trillion in economic opportunities each year in the G20.

For Canadians, this digital shift is all around us. Many already live in “smart homes” where lighting, temperature, security and appliances are interconnected, and the promise of self-driving cars grows closer every day.

In our communities, Internet-connected devices help to shape our daily commutes, with “smart” traffic lights that measure and adapt timing to improve traffic flows. In connected cities, electricity is now distributed across dispersed energy storage systems, sending energy derived from remote solar, wind and geothermal generating stations to wherever power is needed. Underground, connected sewer systems will detect leaks and monitor real-time water flow, and on our roads and highways, our transportation systems will show real-time information on rail traffic, transport capacity and port loading times, making supply chains faster and more reliable.

At the same time, these world-changing opportunities present challenges for Canada’s middle class and those working hard to join it. As more and more industries embrace the digital future, Canadian workers will need new tools and new skills in order to stay competitive.

Some Canadians also face barriers to full participation in the digital economy. Addressing these digital divides means ensuring all Canadians have the digital skills and opportunities to participate online. Budget 2017 is making important investments to address these challenges, including through affordable Internet, skills training for older workers, coding education for kids and improved online accessibility for individuals with disabilities.

To help Canadian companies succeed in this new world, the Government is placing a priority on providing support to Canada’s digital innovation.

Investments made in Budget 2016 and Budget 2017 set the stage for a new plan for Canada’s digital future, one that will:

•

Make Canada an advanced, digital environment, home to more “smart cities” and connected communities, where cutting-edge research and technology drive business growth and create good, well-paying middle class jobs.

•	Deliver high-speed Internet access, so that all Canadians—urban and rural— can be part of the digital economy.

•

Give all Canadians a real opportunity to participate in the digital economy, especially those for whom evolving technology can deliver life-changing help but who may encounter barriers to accessing it, such as low-income Canadians, adult learners, and Canadians living with disabilities.

•	Support an open and transparent Internet that emphasizes the freedom to innovate, discuss and disrupt, including how we address issues of net neutrality, media and the creation of Canadian content.

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Work is already underway to make this digital future a reality.

Canada as an Advanced Digital Environment

To accelerate the development of more “smart cities” where people and places are better connected, where machine-to-machine communication helps to ease traffic congestion and protect water systems, and where communities are better able to prepare for future challenges, the Government proposes to launch the Smart Cities Challenge initiative in partnership with the Impact Canada Fund (see the section “Innovating to Solve Canada’s Big Challenges” in this chapter).

Because people need new skills and tools in order to succeed in a new digital world, the Government is also investing to help Canadians of all ages navigate new opportunities, such as teaching kids digital skills, Mitacs’ work-integrated learning programs and enhanced access to Canada Student Loans and Grants.

Additional investments to support the creation of superclusters, attract and support new high-quality business investments (via the Strategic Innovation Fund), and support innovative businesses with venture capital will help to secure Canada’s future as a digital leader.

Growing Canada’s Advantage in Artificial Intelligence

From smartphone applications that can understand human speech to self-driving cars, artificial intelligence is changing the way that people interact with each other and our world. It has the potential to drive strong economic growth, by improving the way we produce goods, deliver services and tackle challenges like climate change. Artificial intelligence opens up possibilities across many sectors, from agriculture to financial services, creating opportunities for companies of all sizes, whether technology start-ups or Canada’s largest financial institutions.

Strong public support for research programs and world class expertise at Canadian universities has helped propel Canada to a position as leader in artificial intelligence and deep learning research and use. Canadian talent and ideas are in high demand around the world—but activity needs to remain in Canada to harness the benefits from artificial intelligence.

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To retain and attract top academic talent, and to increase the number of postgraduate trainees and researchers studying artificial intelligence and deep learning, Budget 2017 proposes to provide $125 million to launch a Pan-Canadian Artificial Intelligence Strategy for research and talent. The Strategy will promote collaboration between Canada’s main centres of expertise in Montréal, Toronto-Waterloo and Edmonton and position Canada as a world-leading destination for companies seeking to invest in artificial intelligence and innovation. Expanding the pipeline of Canadian talent for artificial intelligence will benefit businesses that wish to develop and submit a proposal for an artificial intelligence supercluster.

A leader in the area of artificial intelligence, the Canadian Institute for Advanced Research (CIFAR) will be responsible for administering the funding for the new Strategy.

Canada a Pioneer in Deep Learning in Machines and Brains

CIFAR’s Learning in Machines & Brains program has shaken up the field of artificial intelligence by pioneering a technique called “deep learning,” a computer technique inspired by the human brain and neural networks, which is now routinely used by the likes of Google and Facebook. The program brings together computer scientists, biologists, neuroscientists, psychologists and others, and the result is rich collaborations that have propelled artificial intelligence research forward. The program is co-directed by one of Canada’s foremost experts in artificial intelligence, the Université de Montréal’s Yoshua Bengio, and for his many contributions to the program, the University of Toronto’s Geoffrey Hinton, another Canadian leader in this field, was awarded the title of Distinguished Fellow by CIFAR in 2014.

Supporting Innovation in Financial Services

When it comes to managing their money, Canadians are increasingly using digital products and services, including mobile payments, lending, insurance and securities. Financial technology firms (“fintechs”) are at the forefront of digital innovation. These firms, along with Canadian banks, insurers and credit unions, are innovating to make financial services more accessible, more useful and more affordable. The Government’s Innovation and Skills Plan will help fintech entrepreneurs realize their full growth potential by bringing together high-skilled talent, financing solutions, business advisory services and export support. To support greater financial innovation, the Government and federal regulatory agencies are committed to working with provincial and territorial regulatory authorities to better coordinate and share information.

To promote a well-functioning payments system that fosters innovation and better protects consumers, the Government will also release a consultation paper on a new retail payments oversight framework. This paper will be released in 2017. Based on the results of its consultations, the Government will propose legislation to implement the oversight framework.

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The Government is also committed to working with stakeholders to assess developments in the fintech sector, and consider the implications for the federal financial sector legislative and regulatory framework. This process will culminate in the Review of the Federal Financial Sector Framework.

Canadian Digital Services

The Government has an opportunity—and a responsibility—to lead the way when it comes to digital innovation to support more widespread adoption of digital tools, and to better serve Canadians.

Informed by similar initiatives in the U.S. (the U.S. Digital Service/18F) and the United Kingdom (the Government Digital Service), the Government will adopt new ways of serving Canadians. Better use of digital technologies could improve the ways in which businesses can access government services, speed up immigration processing times through better-integrated information, or make it easier for Canadians to access benefits or tax information online.

Some work already underway that could be further advanced by the Government to support better digital services to Canadians includes:

High-Speed Internet for All Canadians, No Matter Where They Live

In Budget 2016, the Government committed to invest $500 million to bring high-speed Internet to rural and remote communities in Canada. A new program, Connect to Innovate, is focused on investing in backbone networks—the digital highways that carry traffic between communities—with support also available for last-mile applications. The program’s competitive application process is open until April 20, 2017.

In 2016, the Canadian Radio-television and Telecommunications Commission (CRTC) also updated its standards for minimum Internet speeds, and announced recommended measures to achieve its ambitious goal.

The Government is committed to working with the CRTC to coordinate targets and to establish effective ways to meet them.

A Real Opportunity to Be Part of the Digital Economy

Technological change brings with it tremendous opportunities but not every Canadian is able to access the benefits that are part of an evolving digital world.

To make sure that all Canadians can be full participants in the digital economy and experience its benefits first-hand, the Government is investing in programs to better help underserved Canadians.

These investments include making home Internet access more affordable for low-income families, helping working adults upgrade their skills, and investing in the development of new assistive technologies to help Canadians living with disabilities.

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An Open, Transparent and Innovative Internet

Over the past year, the Minister of Canadian Heritage has consulted with Canadians on the future of the Internet, the future of news media, and the role of Canadian content in an increasingly digital world.

For its part, the Government believes in an open and transparent Internet environment that emphasizes freedom—freedom to innovate, freedom to connect with others, and freedom of discussion.

This is a future that must include Canada’s creative entrepreneurs and cultural leaders, who are essential to building an inclusive and innovative Canada. From advertising and design to television and film to fashion and publishing, Canada’s creative industries are facing rapid and disruptive change, including the shift to online technologies, the push for new business models, and increased competition due to globalization. Along with these risks comes the opportunity for Canada—and its creative sector—to lead the way in creating new experiences, new technologies, and new, well-paying jobs for Canadians.

Over the next year, the Government will outline a new approach to growing Canada’s creative sector—one that is focused on the future, and on bringing the best of Canada to the world, rather than a protectionist stance that restricts growth and limits opportunities.

The Government also recognizes that Canada’s media industries, and the systems that allow for broadcasting, distribution and the exchange of ideas, are fundamentally changing in the digital age.

To ensure that Canadians continue to benefit from an open and innovative Internet, the Government proposes to review and modernize the Broadcasting Act and Telecommunications Act.

In this review, the Government will look to examine issues such as telecommunications and content creation in the digital age, net neutrality and cultural diversity, and how to strengthen the future of Canadian media and Canadian content creation. Further details on the review will be announced in the coming months.

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GROWING THE ECONOMY THROUGH AGRI-FOOD INNOVATION

Canada’s agriculture and agri-food sector is an important driver of economic growth, accounting for more than 6 per cent of Canada’s GDP, and employing one out of every eight Canadians. The Advisory Council on Economic Growth recently highlighted this sector’s potential for growth, citing Canada’s natural endowment of water and arable land, research strengths and accomplishments, and strong network of entrepreneurs.

The Council also pointed to the significant opportunity that increasing international demand for food and an expanding global middle class should create for Canada’s agriculture and agri-food sector. The recent launch of the “Canada Pavilion” on the Chinese e-commerce site Alibaba is one example of the ways Canadian agri-food companies are showcasing the quality of Canadian products and taking advantage of emerging market opportunities.

It is for this reason that the Innovation and Skills Plan has set an ambitious target to grow Canada’s agri-food exports to at least $75 billion annually by 2025. In recent years, industry growth has been strong, with farm revenues, annual exports and farm incomes all reaching record highs. Despite this strong performance, there is still room for further growth—growth that can be achieved through innovation and the development of value-added products.

In addition to specific investments made to support the growth of and innovation in Canada’s agri-food sector, the Government has undertaken efforts to support Canada’s farmers and food processors, including:

•	Launching a full review of rail service across western Canada.

•	Creating a $10.1 billion Trade and Transportation Corridors Initiative that will invest in gateways and ports, to help get agri-food products to market.

•	Successfully completing the Comprehensive Economic and Trade Agreement with the European Union, and making ongoing efforts to expand market access for Canadian agri-food producers throughout Asia.

•

Eliminating tariffs on a broad range of agri-food processing ingredients, covering approximately $700 million in annual imports, to strengthen the competitiveness of Canadian agri-food manufacturers at home and abroad.

•	Improving access to support for agri-food value-added processors through the new Strategic Innovation Fund.

•

Investing $500 million to support the expansion of broadband networks in rural Canada and $2 billion to support rural infrastructure including roads and bridges, making it easier for Canada’s agri-food producers to connect to markets in Canada and internationally.

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Developing the Next Agricultural Policy Framework

The next agricultural policy framework will be launched in 2018 where federal, provincial and territorial governments will renew their commitments to investing in this critical sector. As part of the development of the next framework, governments will consider the ways in which innovation in agriculture can help strengthen the sector as a whole, enhance our value-added exports and create more good, well-paying jobs for Canadians.

The current framework, Growing Forward 2 (2013–18), includes average federal-provincial-territorial spending of over $600 million per year for programming to support innovation, competitiveness and market development. The framework also includes a comprehensive suite of business risk management programs to help farmers manage risks associated with severe market volatility and disaster situations, with average spending of approximately $2 billion per year.

Since January 2016, federal, provincial and territorial governments have consulted with Canadians, including stakeholders across the agriculture and agri-food value chain, to support the development of the next framework. This process assists in identifying and addressing barriers to growth and in determining how best Canada should target investments to achieve long-term, sustainable growth for the sector.

Further details of the next agricultural policy framework will be announced over the coming year.

Advancing Agricultural Science and Innovation

Budget 2016 invested $30 million over six years to support advanced research in agricultural science and genomics at Agriculture and Agri-Food Canada.

Budget 2017 builds on this funding by proposing to invest $70 million over six years, starting in 2017–18, to further support agricultural discovery science and innovation, with a focus on addressing emerging priorities, such as climate change and soil and water conservation.

In addition, as part of the $200 million provided for the Clean Growth in the Natural Resources program, Budget 2017 proposes to provide funding to Agriculture and Agri-Food Canada to support the expanded adoption of clean technology by Canadian agricultural producers.

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Table 1.3

Skills, Innovation and Middle Class Jobs

millions of dollars

	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	Total
Equipping Canadians With the Skills They Need to Get Good Jobs
Helping Canadians Get New and Better Jobs	0	200	300	400	550	625	2,075
Helping Working Adults Upgrade Their Skills	0	0	93	151	164	46	454
Encouraging Unemployed Canadians to Seek New Training Through Employment Insurance	0	0	22	36	37	38	132
Investing in Skills Innovation	0	0	25	50	75	75	225
Expanding the Youth Employment Strategy	0	150	150	96	0	0	396
A New, Ambitious Approach to Work- Integrated Learning	0	12	36	45	48	80	221
Renewing Investments in Pathways to Education Canada	0	0	10	10	10	10	38
Improving Access to the Canada Learning Bond	0	1	2	3	3	3	11
Expanding Employment Insurance Benefits to Offer More Flexibility for Families	0	108	188	190	196	205	886
Improving Benefit Delivery	0	12	0	0	0	0	12
Modernizing the Canada Labour Code	0	2	3	3	3	2	13
Post-Secondary Student Support Program	0	45	45	0	0	0	90
Indspire	0	5	5	5	5	5	25
Supporting Access to Skills Development and Training for Indigenous Peoples	0	50	0	0	0	0	50
Reducing Employment Barriers for First Nations Youth Living On-Reserve	0	39	0	0	0	0	39
Investing in Adult Basic Education in the North	0	5	5	5	0	0	15
Global Skills Strategy	0	4	4	0	0	0	8
Attracting Talent to Strenghten University Research	0	4	17	17	17	17	71
Improving the Temporary Foreign Worker Program and the International Mobility Program	0	82	56	56	56	56	304
Recognizing Foreign Credentials	0	6	6	6	6	6	28
Teaching Kids to Code	0	20	30	0	0	0	50
Expanding Digital Learning Opportunities	0	1	5	8	8	8	30
Developing Assistive Technology	0	2	4	5	5	6	22
Making Home Internet Access More Affordable for Low-Income Families	0	3	5	6	3	2	18
Promoting STEM to Young Canadians	0	4	3	2	2	2	12

Subtotal—Equipping Canadians With the Skills They Need to Get Good Jobs	0	753	1,013	1,090	1,185	1,184	5,225

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Table 1.3

Skills, Innovation and Middle Class Jobs

millions of dollars

	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	Total
A Nation of Innovators
Accelerating Innovation Through Superclusters	0	50	250	250	250	150	950
Innovating to Solve Canada’s Big Challenges	0	37	42	2	2	2	83
The New Strategic Innovation Fund: A Simpler, More Flexible Tool to Grow Canada’s Economy	0	50	100	50	0	0	200
Supporting Canadian Innovators Through Venture Capital	0	3	10	14	6	-7	26
Supporting the Next Generation of Entrepreneurs	0	7	7	0	0	0	14
Helping Innovative Companies Grow Through Strategic Procurement	0	10	10	10	10	10	50
Obtaining the Best Value in Procurement	0	3	3	0	0	0	6
Strenghtening Science in Government	0	2	2	4	4	4	16
Positioning National Research Council Canada Within the Innovation and Skills Plan	0	60	0	0	0	0	60
Stem Cell Research	0	0	6	0	0	0	6
Space Exploration	0	2	0	0	0	11	12
Quantum Information	0	5	5	0	0	0	10
Social Innovation	0	5	5	0	0	0	10
International Research Collaborations	0	7	7	7	7	7	35
Attracting International Tourists to Grow Our Economy	0	5	42	42	43	40	172
The Investment Canada Act	0	1	0	0	0	0	1
Advancing Regulatory Alignment	0	2	2	2	0	0	6
Supporting Early-Stage Mineral Exploration by Junior Companies	0	45	-15	0	0	0	30
Supporting Jobs in the Resource Sector	0	30	0	0	0	0	30

Subtotal—A Nation of Innovators	0	323	475	381	321	216	1,717

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Table 1.3

Skills, Innovation and Middle Class Jobs

millions of dollars

	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	Total
Canada’s Innovation Economy: Clean Technology, Digital Industries and Agri-Food
Access to Financing for Cleantech Firms	0	51	51	51	26	26	207
Promoting the Demonstration of Clean Technologies	0	25	70	90	90	125	400
Investing in Research and Development for Clean Energy and Transportation	0	0	57	57	57	57	229
Encouraging Clean Technology in the Natural Resources Sectors	0	13	65	66	56	0	200
Expanding Tax Support for Clean Energy	0	2	3	2	1	1	9
Capitalizing on International Business Development for Clean Technology	0	3	4	4	4	0	15
Establishing a Clean Technology Data Strategy and the Clean Growth Hub	0	6	6	7	7	0	27
Growing Canada’s Advantage in Artificial Intelligence	125	0	0	0	0	0	125
Advancing Agricultural Science and Innovation	0	4	9	16	16	15	60

Subtotal—Canada’s Innovation Economy: Clean Technology, Digital Industries and Agri-Food	125	104	266	294	257	225	1,271

Total—Chapter 1: Skills, Innovation and Middle Class Jobs	125	1,180	1,754	1,766	1,764	1,625	8,213
Less funds existing in the fiscal framework	0	-547	-706	-677	-639	-197	-2,766
Less projected revenues	0	-107	-299	-305	-316	-329	-1,356
Less funds sourced from departmental resources	0	-38	-14	-14	-14	-14	-94

Net Fiscal Cost	125	487	736	770	794	1,086	3,997

Note:	Totals may not add due to rounding.

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Chapter 2

COMMUNITIES BUILT

FOR CHANGE

CANADA IN 10 YEARS

The investments in infrastructure we make today will pay dividends for years to come: delivering clean, sustained economic growth; building stronger, more inclusive communities; and creating more good, middle class jobs for Canadians.

By investing in infrastructure now—in the projects Canada needs and the women and men who can build them—we can strengthen and grow the middle class and make Canada an even better place to call home.

What will these investments deliver for Canadians and their communities?

Within 10 years, Canadian cities will be home to world class public transit systems—so that people can get to work on time, and back home quickly at the end of a long day.

Our communities will also be cleaner, and less reliant on sources of energy that pollute the air, harm the environment and compromise Canadians’ health. In Canada’s smart cities, traffic lights will adapt to ease congestion and speed up the flow of people and goods, and buildings will conserve more energy (and some will help to produce it, with wider adoption of solar technologies).

Better-connected communities will make it easier to adapt to shifting patterns in trade. Canada’s resources and manufactured goods will make their way to global markets through better ports and airports, and on roads and rail lines that connect our cities with our rural communities, especially in the north. Services will flow through faster, more reliable digital networks.

Ten years from now, thanks to an economy that works for everyone, more Canadians will have a real and fair chance at success. Hard-working Canadians will be able to find good, affordable places to live, with affordable child care and better support as they age.

This is the brighter future that all Canadians deserve.

Canada’s success has always been rooted in the ambition and hard work of the middle class and those working hard to join it.

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The efforts of the middle class helped to build a better country—one that connected Canadians to each other, and communities from coast to coast to coast.

Generations of Canadian families built the roads we drive on, and the rail lines that get us to work and get Canada’s goods to market. The hard work of Canadians built the ports that make trade possible, and helped give our most vulnerable citizens safe and welcoming places to live.

In recent years, our understanding of infrastructure has expanded. It now includes things like the Internet—a way to share ideas and connect with others that has transformed the way we live, work and play.

It includes green infrastructure—the projects that will give more Canadian families access to safe water, and help Canadian communities plan for the challenges that come with a changing climate.

And it includes the social infrastructure that makes our communities feel like home—things like affordable housing, high-quality, affordable child care, and cultural infrastructure like community centres, museums, parks and arenas.

In its 150th year since Confederation, Canada needs to approach the future with a renewed sense of confidence, optimism and ambition.

The world is changing. How, when and where Canadians work continues to evolve, economies around the world are exchanging old ways of doing things for clean growth, and digital technologies connect people and communities in ways that were hard to imagine just a generation ago.

Confident, optimistic and ambitious countries embrace progress for women and men, and invest in their own future. It’s time for Canada to do that once again.

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INVESTING TO CREATE JOBS AND BUILD STRONG COMMUNITIES

Recognizing the urgent need to build strong communities, create jobs and grow the economy, the Government took swift action. Budget 2016 laid out the Government’s plan to make historic investments in public transit, green infrastructure and social infrastructure.

Phase 1 of Canada’s New Infrastructure Plan

Phase 1 of the Government’s infrastructure plan included $11.9 billion to be invested over five years, starting in 2016:

•    $3.4 billion over three years to upgrade and improve public transit systems across Canada.

•     $5.0 billion over five years for investments in water, wastewater and green infrastructure projects across Canada.

•     $3.4 billion over five years for social infrastructure, including affordable housing, early learning and child care, cultural and recreational infrastructure, and community health care facilities on-reserve.

These early investments, together with other measures announced in Budget 2016, have already begun to make a difference in communities across Canada. As of March 8, 2017:

•

744 public transit projects have been approved to date, including 214 projects that will make public transit more accessible for people with disabilities. Investments made will expand 132 transit systems across the country and help communities acquire more than 1,000 new buses, among other improvements. Together, these investments will deliver faster, more reliable service and help reduce traffic congestion and pollution.

•

746 projects under the Clean Water and Wastewater Fund have been approved to date, including the expansion of 219 water/wastewater systems and the rehabilitation of 328 more. These investments will give more Canadians access to clean drinking water and reduce pollution in our lakes and rivers.

•

1,030 projects to retrofit or renovate social housing have been approved to date to help repair 48,795 existing social housing units. These investments will improve energy and water efficiency and reduce energy use, lowering utility costs and making housing more affordable. 162 arts and heritage facilities in 101 communities are being improved thanks to the Canada Cultural Spaces Fund, helping bring people together while reconnecting communities with their local art, culture and history.

•

Nearly 6,000 housing units on-reserve have been built, renovated or planned, along with 125 projects aimed at building and improving schools. To improve access to safe drinking water, more than 201 water and wastewater projects are now underway.

•

251 projects under the Post-Secondary Institutions Strategic Investment Fund are underway to enhance and modernize research and commercialization facilities on Canadian campuses, as well as industry-relevant training facilities at colleges and polytechnic institutions.

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The Government’s Phase 1 investments, along with other measures announced in Budget 2016, will help create or maintain an estimated 100,000 jobs, including jobs in project planning and management, engineering and construction.

Building on these historic investments, the Fall Economic Statement committed an additional $81 billion in infrastructure investments, starting in 2017–18. These additional investments underscore the Government’s commitment to long-term growth for the middle class, with targeted investments that will build strong communities, create jobs and grow the economy. Taking into account existing infrastructure programs and new investments made through Budget 2016 and the Fall Economic Statement, the Government is making investments of over $180 billion in modern, resilient neighbourhoods and communities.

Budget 2017 expands on the commitments made in Budget 2016 and the Fall Economic Statement. To strengthen and grow the middle class, the Government proposes to:

•	Build stronger, better-connected communities through better public transit.

•	Encourage Canada’s transition to a clean growth economy through investments in green infrastructure.

•	Improve the quality of life in Indigenous communities.

•	Support families through better access to more affordable early learning and child care.

•	Build a better future for rural and northern communities.

•	Build an inclusive National Housing Strategy.

•	Prioritize critical home care infrastructure.

•	Strengthen cultural and recreational infrastructure.

•	Deliver better transportation infrastructure to help support trade.

•	Launch a Smart Cities Challenge.

•	Establish the Canada Infrastructure Bank.

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What Success Will Look Like

•	Shorter commute times and more efficient, better- integrated transit.

•	High-speed Internet in more rural and remote communities.

•	Smart cities that are more livable, offer cleaner air and make it easier to get around.

•	Clean drinking water for every Canadian, no matter where they live.

•	More safe and affordable homes for Canadian families, and fewer people living in substandard housing.

•	Better housing for First Nations, Inuit and Métis communities.

•	More child care spaces, and greater career flexibility for parents with young children.

Measuring Success

The Government is committed to an evidence-based approach to decision-making and will be implementing new approaches to measure the impact of its infrastructure investments.

The Government’s data strategies will include:

•	A data initiative led by the Canada Infrastructure Bank to improve knowledge on the state of municipal and provincial infrastructure.

•	$241 million over 11 years for Canada Mortgage and Housing Corporation (CMHC) to improve data collection and analytics, expand housing research with partners, and demonstrate and test new design solutions to affordable housing challenges, including in actual housing projects.

•	$39.9 million to Statistics Canada to develop and implement a new Housing Statistics Framework, which will be a nationwide database of all properties in Canada, providing information on purchases and sales, the degree of foreign ownership, homeowner demographics and financing characteristics.

•	$50 million for Transport Canada to enhance the collection and analysis of transportation and trade-related data to help target investments, support innovation and track results.

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ENCOURAGING INNOVATION WITH THE SMART CITIES CHALLENGE

Canadians who live in urban communities face many challenges, from traffic congestion that takes time away from family and friends to poor-quality air that can make it difficult to enjoy all that cities have to offer.

Smart infrastructure investments can help to address current problems while helping Canada’s cities prepare for the challenges ahead.

To encourage cities to adopt new and innovative approaches to city-building, the Government proposes to provide Infrastructure Canada with $300 million over 11 years to launch a Smart Cities Challenge Fund.

Modelled on a similar competition in the U.S., the Smart Cities Challenge would invite cities across Canada to develop Smart Cities Plans, together with local government, citizens, businesses and civil society.

Participants will create ambitious plans to improve the quality of life for urban residents, through better city planning and implementation of clean, digitally connected technology including greener buildings, smart roads and energy systems, and advanced digital connections for homes and businesses.

Winning cities will be selected through a nationwide, merit-based competition, facilitated by the Government’s new Impact Canada Fund (see Chapter 1).

To accelerate innovation further, infrastructure and transportation will also be eligible sectors under the Government’s commitment to support business-led innovation “superclusters” that have the greatest potential to accelerate economic growth (see Chapter 1).

DELIVERING RESULTS WITH THE CANADA INFRASTRUCTURE BANK

In its 2016 Fall Economic Statement, the Government announced plans to establish a new Canada Infrastructure Bank, an arm’s-length organization that will work with provincial, territorial, municipal, Indigenous and private sector investment partners to transform the way infrastructure is planned, funded and delivered in Canada.

Leveraging the expertise and capital of the private sector, the Canada Infrastructure Bank will provide better results for middle class Canadians. Public dollars will go farther and be used more strategically, maximizing opportunities to create the good, well-paying jobs needed to grow the middle class now, and strengthen Canada’s economy over the long term.

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The Canada Infrastructure Bank will be responsible for investing at least $35 billion over 11 years, using loans, loan guarantees and equity investments. These investments will be made strategically, with a focus on large, transformative projects such as regional transit plans, transportation networks and electricity grid interconnections.

ACCELERATED IMPLEMENTATION

To ensure that funds can begin to be invested in a timely manner, the Government will soon propose legislation establishing the Canada Infrastructure Bank.

The Government will begin a process to identify the Bank’s Chief Executive Officer and Chairperson of the Board of Directors, with the goal of having the Canada Infrastructure Bank operational in late 2017.

BETTER DECISIONS THROUGH BETTER DATA

To help municipalities better track, collect, use and share the data needed to measure the impact of infrastructure investments, the Government of Canada and the Canada Infrastructure Bank will work in partnership with provinces, territories, municipalities and Statistics Canada to undertake an ambitious data initiative on Canadian infrastructure.

The data initiative will help all levels of government by providing intelligence to better direct infrastructure investments, and will support efforts to:

•	Provide comparable data and information on issues such as infrastructure demand and usage for jurisdictions across the country.

•	Provide a national picture on the state and performance of public infrastructure across asset classes.

•	Deliver high-quality data analytics to help inform policy and decision-making, and promote fact-based dialogue between all orders of government.

•	Track the impacts of infrastructure investments so that governments can report back to Canadians on what has been achieved.

Further details on the initiative will be announced in the coming months.

BUILDING STRONG COMMUNITIES WITH PUBLIC TRANSIT

The benefits of public transit—shorter commute times, less air pollution, more time with family and friends, and stronger economic growth—are well understood. So too is the cost of inaction; the gridlock that results from traffic congestion costs Canada’s economy billions of dollars in lost productivity every year.

Through the Public Transit Infrastructure Fund, Budget 2016 focused on making immediate investments of $3.4 billion over three years, to upgrade and improve public transit systems across Canada.

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To support the next phase of ambitious public transit projects, the Government will invest $20.1 billion over 11 years through bilateral agreements with provinces and territories, with provincial and territorial allocations determined using a formula based on ridership (70 per cent) and population (30 per cent). This funding will make it possible for Canadian communities to build the new urban transit networks and service extensions that will transform the way that Canadians live, move and work.

To ensure that public transit dollars are invested in a way that makes the most sense for Canada’s diverse communities, the Government is working closely with provinces and territories—partnerships that are already bringing positive change to Canadian communities.

In addition, the new Canada Infrastructure Bank will play a role in defining and building public transit infrastructure in Canada. As part of its mandate to structure, negotiate and deliver federal support for infrastructure projects with revenue-generating potential, the Bank will invest at least $5 billion in public transit systems.

Ambitious transit projects are expected to transform Canada’s cities over the next decade:

•	Stage 2 of the Ottawa Light Rail Transit (LRT) project will add up to 36 kilometres of new rail and 22 stations, extending the LRT network to the east, west and south.

•

The Calgary Green Line LRT will add 40 kilometres of track to the existing 59-kilometre LRT system, connecting communities between Keystone and Seton to the downtown core. Once fully built, it is estimated that between 90,000 and 140,000 passenger trips will be made on this line every day.

•

Building upon Metrolinx’s GO Regional Express Rail (RER) program, the SmartTrack project in Toronto proposes to link Scarborough to Etobicoke and enhance the GO RER program with up to six new stations and an integrated fare system.

•

The Réseau électrique métropolitain, in Montréal, proposes to connect Montréal’s South Shore, North Shore and downtown area to the city’s West Island and its international airport—a total of nearly 70 kilometres of rail, with 27 stations.

•

The Vancouver Broadway subway project, a tunnelled extension of the Millenium Line SkyTrain along the Broadway corridor, will add six stations over six kilometres of track, supporting a busy and growing corridor.

CREATING CANADA’S CLEAN GROWTH ECONOMY

A clean environment and a strong economy go hand in hand—Canadians understand this, and the Government agrees. Across the country, Canadians are working hard to build a new, clean economy, for themselves and for their children and grandchildren.

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This is the smart thing to do, and the right thing to do for Canada’s economy. Around the world, markets are changing. Industries are moving away from products and services that create carbon pollution and turning to cleaner and more sustainable options. Canada has an opportunity to create a world-leading clean economy, and the investments outlined in Budget 2017 will help to deliver on that goal.

To ensure that Canada’s communities are healthy and productive places to live, Budget 2016 included investments of $5.0 billion over five years in infrastructure that protects communities and supports Canada’s ongoing transition to a clean growth economy.

The 2016 Fall Economic Statement announced the Government’s investment of $21.9 billion over 11 years to support green infrastructure, including through targeted investments by the new Canada Infrastructure Bank.

In addition to these financial commitments, the Government has taken steps to position Canada as a true leader in clean growth:

•

With the Pan-Canadian Framework on Clean Growth and Climate Change, the Government and its provincial, territorial and Indigenous partners laid out a plan to create good, well-paying jobs and leave a cleaner, more prosperous economy for generations to come.

•	By pricing carbon pollution, the Government signalled to Canadians—and the world—its commitment to reduce greenhouse gas emissions and deliver cleaner air, while combatting climate change.

•

The comprehensive Oceans Protection Plan—the most significant investment ever made to protect our oceans and coastlines—will protect the environment, ensure efficient transportation, maintain public safety, and create good, well-paying jobs.

•

To support provincial and territorial efforts to reduce carbon pollution, the Government established the Low Carbon Economy Fund, which will provide funding for projects that reduce greenhouse gas emissions.

•	To reduce greenhouse gas emissions associated with the use of fuel, and to promote cleaner technologies, the Government is establishing a clean fuel standard.

•	The Government has also announced its intention to accelerate the replacement of coal-generated electricity by 2030.

•

To foster the development of clean technologies and the growth of Canadian firms, the Government is making $1 billion in strategic investments to support the clean technology sector, through the Innovation and Skills Plan.

To advance Canada’s efforts to build a clean economy, Budget 2017 lays out the Government’s plan to invest $21.9 billion in green infrastructure, including initiatives that will support the implementation of the Pan-Canadian Framework on Clean Growth and Climate Change.

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Investments to support Canada’s transition to a clean economy will flow through three distinct streams:

•

Bilateral agreements: $9.2 billion will be provided to provinces and territories over the next 11 years, on a base plus per capita allocation basis, to support priority projects, including those that reduce greenhouse gas emissions, deliver clean water, safely manage wastewater, help communities prepare for challenges that result from climate change, and help build cleaner, better-connected electricity systems.

•

The Canada Infrastructure Bank: At least $5 billion will be available over the next 11 years for green infrastructure projects, including those that reduce greenhouse gas emissions, deliver clean air and safe water systems, and promote renewable power.

•	An additional $2.8 billion will be invested over the next 11 years through a series of national programs.

In particular, the Government proposes to invest the following national programs over the next 11 years:

•	$100 million to support next generation smart grid, storage and clean electricity technology demonstration projects.

•	$200 million to support the deployment of emerging renewable energy technologies nearing commercialization.

•	$220 million to reduce the reliance of rural and remote communities south of the 60th parallel on diesel fuel, and support the use of more sustainable, renewable power solutions.

•	$120 million to deploy infrastructure for electric vehicle charging and natural gas and hydrogen refuelling stations, as well as to support technology demonstration projects.

•	$182 million to develop and implement new building codes to retrofit existing buildings and build new net-zero energy consumption buildings across Canada.

•	$2 billion for a Disaster Mitigation and Adaptation Fund to support national, provincial and municipal infrastructure required to deal with the effects of a changing climate.

CELEBRATING AND PROTECTING OUR NATURAL HERITAGE

Canada is known around the world for its vast expanses of protected natural areas, its magnificent natural scenery and a wealth of wildlife. The natural and cultural heritage Canadians enjoy enriches our communities, creates jobs and economic growth through tourism, and makes Canada a truly great place to live and raise a family.

This heritage is at its best and most beautiful in Canada’s national parks. Recognized around the world and loved by those who visit and work in them, our 47 national parks and four national marine conservation areas are a source of real pride for Canadians. They belong to all of us.

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Canada’s Protected Areas

The Parks Canada Agency has created a system of protected areas across Canada. Work is underway to expand this system to contribute towards Canada’s biodiversity targets to protect 17 per cent of land and inland waters, and 10 per cent of coastal and marine waters. They consist of:

National Parks	Mount Revelstoke	Gulf Islands
Aulavik	Point Pelee	Gwaii Haanas
Auyuittuq	Prince Albert	Kluane
Banff	Prince Edward Is.	Mingan Archipelago
Bruce Peninsula	Pukaskwa	Nááts’ihch’oh
Cape Breton Highlands	Qausuittuq	Nahanni
Elk Island	Quttinirpaaq	Pacific Rim
Forillon	Riding Mountain	Sable Island
Fundy	Sirmilik
Georgian Bay Islands	Terra Nova	National Urban Park
Glacier	Thousand Islands	Rouge
Grasslands	Torngat Mountains
Gros Morne	Tuktut Nogait	National Marine
Ivvavik	Ukkusiksalik	Conservation Areas
Jasper	Vuntut	Fathom Five
Kejimkujik	Wapusk	Gwaii Haanas
Kluane	Waterton Lakes	Lake Superior
Kootenay	Wood Buffalo	Saguenay-St. Lawrence
Kouchibouguac	Yoho
La Mauricie	Akami-Uapishk[u]-KakKasuak-Mealy Mountains

The Government is advancing work to establish the new protected areas, including:

National Parks Thaidene Nene Manitoba Lowlands	National Marine Conservation Areas Churchill/Nelson Rivers Îles de la Madeleine James Bay Lancaster Sound Southern Strait of Georgia

2017 marks the 150th anniversary of Confederation and is a chance for all Canadian families to get out, explore and discover the rich natural heritage that Canada has to offer. To make it more affordable for more Canadian families to visit and appreciate the outdoors, in 2017, admission to all national parks, national marine conservation areas and national historic sites will be free.

Canada’s system of protected areas is also an important part of local economies, directly contributing about $1.5 billion to Canada’s gross domestic product while generating almost 22,700 jobs. Enjoyed by millions of Canadians and international visitors each year, they are iconic symbols of our Canadian identity and tell the stories of Canada’s past, including the history, cultures and contributions of Indigenous Peoples.

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To ensure that visitors are able to enjoy Canada’s national parks for years to come, Budget 2017 proposes to provide up to $364 million over two years on a cash basis, starting in 2018–19, to the Parks Canada Agency to continue its management of national parks, national marine conservation areas and national historic sites. A medium- and long-term plan is under development to ensure ongoing support to these highly valued areas.

Rouge National Urban Park

Canada has introduced its newest and first-ever national urban park: Rouge National Urban Park. Located in the Greater Toronto Area (GTA), this new national urban park protects nature, culture and—for the first time in a nationally protected heritage area—some of the last remaining working farms in the GTA. Once the park’s expansion is completed, Rouge National Urban Park will be the largest and most well-protected urban park of its kind in the world—22 times larger than New York’s Central Park.

Protecting Canada’s Biodiversity

The health and prosperity of Canadians is connected to the environment in which we live. As Canadians, we are blessed to live in a country that is home to:

•	25 per cent of the world’s temperate rainforests.

•	Approximately 30 per cent of the world’s remaining boreal forest.

•	24 per cent of the world’s wetlands.

•	7 per cent of the world’s renewable freshwater.

Around the world biodiversity—the wide range of life in different ecosystems—is declining, threatening all life on the planet. In response, countries around the world are reaching or exceeding global conservation targets—but Canada has fallen behind. It is time to lead once again. To protect Canada’s biodiversity and ensure that future generations are able to live in a clean and safe world, Budget 2017 proposes to invest in Canada’s national parks, national marine conservation areas and national historic sites, complete the Trans Canada Trail, protect Canada’s marine and freshwater ecosystems, and introduce measures to improve air quality for Canadians.

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Completing the Trans Canada Trail

Canadians are fortunate to live in a country where we can enjoy its natural beauty while pursuing healthy, outdoor activities. The Trans Canada Trail is one of the world’s longest networks of multi-use recreational trails, comprising land and water routes across urban, rural and wilderness landscapes. When completed, it will be the longest recreational trail in the world, stretching nearly 24,000 kilometres from the Atlantic to the Pacific to the Arctic Oceans. The Trail connects people across the country, touching every provincial and territorial capital, and linking together 15,000 communities. Its vast network also makes it accessible—the Trail will be within 30 minutes of about 29 million Canadians. To complete, enhance and maintain the Trans Canada Trail, in partnership with the provinces and individual Canadians, Budget 2017 proposes to invest $30 million over five years, starting in 2017–18, to be delivered through the Parks Canada Agency.

Protecting Canada’s Marine and Freshwater Ecosystems

To ensure that future generations of Canadians have access to clean water, and to protect the sustainability of Canadian fisheries and the jobs they support, Budget 2017 proposes to develop water protection measures in co-operation with provincial, territorial and Indigenous partners.

This includes introducing measures to protect 17 per cent of land and inland waters, and 10 per cent of coastal and marine waters, by addressing the persistent and growing threat of aquatic invasive species and toxic and nuisance algae, and focusing on preserving Canada’s precious freshwater resources.

To prevent the introduction of aquatic invasive species, respond rapidly to the detection of new species, and manage the spread of already established aquatic invasive species, Budget 2017 proposes to provide $43.8 million over five years, starting in 2017–18, to Fisheries and Oceans Canada to continue and expand aquatic invasive species programming. This will better protect our waterways and preserve our fisheries, including in the Great Lakes, the St. Lawrence River Basin and the Lake Winnipeg Basin. Canada’s efforts will help address the threats posed by such species as Asian carp and sea lamprey.

The Great Lakes alone represent 20 per cent of the world’s supply of surface freshwater, and provide drinking water for more than 10 million Canadians, as well as 25 million Americans. Supporting clean freshwater is an utmost priority. To that end, Budget 2017 proposes to provide up to $70.5 million over five years, starting in 2017–18, to Environment and Climate Change Canada to protect Canada’s freshwater resources, including in the Great Lakes and Lake Winnipeg Basins. This investment will refocus efforts to reduce the release of toxic chemicals; pursue ongoing cross-government collaboration on improving water quality, biodiversity conservation and sustainable use; and improve collaboration with Indigenous Peoples.

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Improving Air Quality for Canadians

Air pollution harms the environment and the health of Canadians. The Canadian Medical Association estimates that air pollution costs the Canadian economy billions of dollars each year due to premature deaths, hospital admissions, emergency room visits and absenteeism.

The Government is committed to working with provinces and territories to set stronger air quality standards, monitor emissions, and provide incentives for investments that lead to cleaner air and healthier communities. Budget 2017 proposes to provide up to $201 million over four years, starting in 2018–19, to Environment and Climate Change Canada, Health Canada and the National Research Council Canada to continue to take action to address air pollution and undertake activities such as indoor air pollution mitigation. This investment will support the implementation of the Air Quality Management System in cooperation with provinces and territories; help administer and enforce regulations; help make Canadians aware of strategies and tools to reduce exposure to air pollutants; and continue federal programming to address the health impacts of indoor air pollutants, including radon.

THE PAN-CANADIAN FRAMEWORK ON CLEAN GROWTH AND CLIMATE CHANGE

In the March 2016 Vancouver Declaration on Clean Growth and Climate Change, the Government, along with provincial, territorial and Indigenous partners, agreed to work together to develop a concrete plan to achieve Canada’s international climate change commitments.

As a first step, Budget 2016 provided almost $2.9 billion over five years, starting in 2016–17, to address climate change and air pollution. This included $2 billion over two years, starting in 2017–18, to establish the Low Carbon Economy Fund, which will support provincial and territorial actions that materially reduce greenhouse gas emissions, are incremental to current plans, and achieve significant reductions toward meeting or exceeding Canada’s national 2030 target. This $2 billion has now been adjusted to span five years, starting in 2017–18, following discussions with provinces and territories in the context of the Pan-Canadian Framework on Clean Growth and Climate Change. Further details on the allocation of the Low Carbon Economy Fund will be announced in the near future.

At the First Ministers’ Meeting on Clean Growth and Climate Change in December 2016, the Government, along with provinces and territories, worked with Indigenous partners and adopted the Pan-Canadian Framework on Clean Growth and Climate Change. The Framework follows commitments made in the Vancouver Declaration of March 2016 and in the United Nations Paris Agreement on climate change. It builds on provincial and territorial measures to reduce greenhouse gas emissions, and identifies ways that governments, business and civil society can seize the many economic opportunities afforded by the global clean growth economy.

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In Budget 2017, the Government is bolstering its historic investments in green infrastructure, public transit, and clean technology and innovation. These investments—along with additional actions that support the Framework—will help Canada to reach its greenhouse gas emission reduction targets, and ensure a safer, cleaner world for all Canadians.

Federal Carbon Pricing Backstop

The Framework includes a pan-Canadian approach to pricing carbon pollution, with the aim of having carbon pricing in place in all provinces and territories by 2018. Provinces and territories have the flexibility to choose between two systems: a direct price on carbon pollution or a cap-and-trade system. The Government will introduce a backstop pricing system that will apply in provinces and territories that do not meet the federal carbon pricing benchmark.

In the coming months, the Government will release a consultation paper containing the technical details of the proposed federal carbon pricing backstop mechanism, and will work to ensure that the views of Canadians are heard.

Complementary Actions

In addition to investments made in Budget 2016, the Government is proposing to provide additional resources to support the Pan-Canadian Framework, including:

•	Ongoing work to develop climate change policy, and support regulations, adaptation and clean energy technology programs.

•	New actions in the electricity, buildings and transportation sectors, and new measures to support efforts to reduce emissions from federal buildings and vehicle fleets.

Accelerating the Replacement of Coal-Generated Electricity

The Government has set an ambitious goal of attaining 90 per cent of electricity generation from non-emitting sources by 2030. To help meet this goal, Budget 2017 proposes to provide $11.4 million over four years, starting in 2018–19, to Environment and Climate Change Canada to support the accelerated replacement of coal-fired electricity generation by 2030 and set leading performance standards for natural-gas-fired electricity generation.

Reducing Reliance on Diesel in Indigenous and Northern Communities

The Government is also helping to reduce reliance on diesel in Indigenous and northern communities. To support the deployment of renewable energy projects in communities that rely on diesel for electricity and heating, Budget 2017 proposes to provide $21.4 million over four years, starting in 2018–19, to Indigenous and Northern Affairs Canada to continue the Northern Responsible Energy Approach for Community Heat and Electricity Program.

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These actions will be supported by other Budget 2017 proposed measures, including $220 million to reduce the reliance of rural and remote communities south of the 60th parallel on diesel fuel, and to support the use of more sustainable, renewable power solutions.

The Government will also invest an additional $400 million in an Arctic Energy Fund to address energy security for communities north of the 60th parallel, including Indigenous communities.

A More Energy Efficient Transportation Sector

In 2014, Canada’s transportation sector accounted for nearly a quarter of Canada’s greenhouse gas emissions. To help reduce these emissions, Budget 2017 proposes to develop greenhouse gas regulations in the marine, rail, aviation and vehicle sectors. These efforts will be led by Transport Canada, with a proposed investment of $56.9 million over four years, starting in 2018–19. Budget 2017 also proposes to provide $17.2 million over five years, starting in 2017–18, to Environment and Climate Change Canada and Transport Canada to develop and implement heavy-duty vehicle retrofit and off-road regulations, as well as a clean fuel standard to reduce emissions from fuels used in transportation, building and industrial sectors.

Greener Buildings

Making Canada’s building and industrial sectors more energy efficient will reduce emissions, make homes and buildings more comfortable, and help to lower energy costs, which can also make Canadian industries more competitive. To continue the work already underway to make the building and industrial sectors more energy efficient, Budget 2017 proposes to provide Natural Resources Canada with $67.5 million over four years, starting in 2018–19, to renew and continue existing energy efficiency programs. Budget 2017 also proposes to provide Natural Resources Canada with $39.8 million over four years, starting in 2018–19, to support projects and activities that increase the use of wood as a greener substitute material in infrastructure projects (for example, in mid-rise commercial and industrial buildings), helping to create new markets for sustainable Canadian products.

These programs will be supported by another Budget 2017 proposed national program to develop and implement new building codes to retrofit existing buildings and build new net-zero energy consumption buildings across Canada.

Leading by Example

The federal government has an important role to play in both setting ambitious emission reduction targets and taking steps to live up to those goals. To support the ambitious target to reduce greenhouse gas emissions from federal operations by at least 40 per cent below 2005 levels by 2030, Budget 2017 proposes to provide $13.5 million over five years, starting in 2017–18, to Natural Resources Canada to provide expertise to other federal departments in the best approaches to implement energy efficiency and clean energy technologies, to retrofit federal buildings, and to reduce or eliminate emissions from vehicle fleets.

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Adaptation and Climate Resilience

To protect our communities and all Canadians from the risks associated with climate change, Budget 2017 proposes to:

•

Establish a new Canadian Centre for Climate Services to improve access to climate science and regional climate resilience centres. The centres will work with provincial, territorial, Indigenous and other partners to make it easier for governments, communities, decision-makers, businesses and organizations to access data and information on climate science, and help support climate adaptation decision-making across the country. This new Centre will be administered by Environment and Climate Change Canada. Budget 2017 proposes to provide $73.5 million over five years, starting in 2017–18, to Environment and Climate Change Canada and Natural Resources Canada to establish the Centre and build regional adaptation capacity and expertise.

•

Develop and implement a national action plan to respond to the broad range of health risks caused by climate change. Budget 2017 proposes to provide Health Canada, the Public Health Agency of Canada and the Canadian Institutes of Health Research with $47.0 million over five years, starting in 2017–18, to develop and implement this plan.

•

Implement a climate change and health adaptation program for First Nations and Inuit communities. This funding will support surveillance and monitoring activities, risk assessments, laboratory diagnostics, as well as health-professional education and public awareness campaigns. Budget 2017 proposes to provide $18.0 million over five years, starting in 2017–18, to Health Canada for these purposes.

•

Integrate traditional Indigenous knowledge to build a better understanding of climate change and to guide adaptation measures; enhance Indigenous community resilience through infrastructure planning and emergency management in those communities where flooding risks are increasing; and enhance resilience in northern communities by improving the design and construction of northern infrastructure. Budget 2017 proposes to provide Indigenous and Northern Affairs Canada with $83.8 million over five years, starting in 2017–18, to begin this work.

•

Continue the Aquatic Climate Change Adaptation Services Program and the Northern Transportation Adaptation Initiative. To that end, Budget 2017 proposes to provide $21.6 million over four years, starting in 2017–18, to Fisheries and Oceans Canada and Transport Canada.

•

Undertake risk assessments on federal transportation infrastructure assets. Budget 2017 proposes to provide $16.4 million over five years, starting in 2017–18, to Transport Canada to ensure that Canada’s federally managed roads, bridges, rail systems and ports are able to withstand the effects of natural disasters, climate change and extreme weather events.

In addition, the Government will develop a new, cost-shared Disaster Mitigation and Adaptation Fund for built and natural, large-scale infrastructure projects supporting mitigation of natural disasters and extreme weather events and climate resilience.

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Clean Technology

Budget 2017 proposes significant investments in clean technology that will support objectives of the Pan-Canadian Framework on Clean Growth and Climate Change. The details of these proposals are provided earlier in this chapter as well as in Chapter 1.

Policy, Communications and Engagement

To ensure a co-ordinated, whole-of-government approach to climate change, Budget 2017 proposes to provide $135.4 million over four years, starting in 2018–19, to Environment and Climate Change Canada and Natural Resources Canada. This investment will be used to enhance action on short-lived climate pollutants, decarbonize the transportation system, and maintain policy and coordination capacity, as well as to develop a legislative framework for offshore renewable energy projects. The Government is also proposing to provide $26.4 million over five years, starting in 2017–18, to Indigenous and Northern Affairs Canada to support Indigenous collaboration on climate change.

What Success Will Look Like

The measures proposed in Budget 2017 will:

•	Help Canada meet its 2030 greenhouse gas emissions reduction target.

•	Help our communities better prepare for and respond to the effects of climate change, such as floods, wildfires, droughts and other extreme weather events.

•	Deliver cleaner air and water for all Canadians.

CHARTING A BETTER FUTURE FOR RURAL AND NORTHERN COMMUNITIES

Investments in rural and northern infrastructure will help grow local economies, build stronger, more inclusive communities, and help safeguard the environment and the health of Canadians.

Because rural and northern communities have unique infrastructure needs that require a more targeted approach, the Government will invest $2.0 billion over 11 years to support a broad range of infrastructure projects, to be allocated to provinces and territories on a base plus per capita allocation basis.

Projects could include improving road access or expanding Internet connectivity—building on progress already underway thanks to a $500 million investment in rural broadband included in Budget 2016.

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Other infrastructure improvements could include the renewal and replacement of energy systems in northern communities, so that remote communities can reduce their reliance on diesel. The Government will invest an additional $400 million in an Arctic Energy Fund to begin this work by addressing energy security for communities north of the 60th parallel, including Indigenous communities.

These investments will be made through bilateral agreements with provinces and territories, and will have flexible terms, so that funds can be directed to the areas with the greatest need.

BUILDING STRONGER COMMUNITIES AND NEIGHBOURHOODS

Building strong communities and thriving neighbourhoods is part of our plan to create well-paying jobs for middle class Canadians, make our cities more dynamic and competitive, and drive economic growth. By investing in the things that help make our neighbourhoods better places to live—things like early learning and child care, and affordable housing—we can build stronger neighbourhoods that we are all proud to call home.

The Government is working to give every Canadian a real and fair chance at success, in part by making investments in Indigenous communities, early learning and child care, affordable housing, home care, and cultural and recreational infrastructure, which will strengthen our communities now, and build a better quality of life for our children and grandchildren. That is why Budget 2017 proposes new investments of $21.9 billion over 11 years to support social infrastructure in Canadian communities.

SUPPORTING FAMILIES THROUGH EARLY LEARNING AND CHILD CARE

For too many families, the lack of affordable, high-quality child care means difficult choices—some parents may have to sacrifice retirement savings to pay for child care, while others may leave their careers because child care is unavailable or unaffordable.

Recognizing the connection between child care and family economic security, Budget 2017 proposes measures that will increase support for early learning and child care, so that more Canadian parents can pursue new opportunities to learn and to work. With stronger skills and more work experience under their belts, families can focus on what matters most—building a better future for themselves, and their children.

To help Canadian children get the best start in life, and to better support Canadian families, Budget 2016 provided an initial $500 million in 2017–18 for early learning and child care.

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Building on this commitment, Budget 2017 proposes to invest an additional $7 billion over 10 years, starting in 2018–19, to support and create more high-quality, affordable child care spaces across the country.

A portion of this investment will be dedicated to early learning and child care programs for Indigenous children living on- and off-reserve.

Over the next three years, these investments could:

•	Increase the number of affordable child care spaces for low- and modest-income families by supporting up to 40,000 new subsidized child care spaces.

•	Make it more affordable for parents to return to work, with thousands of parents more likely to enter the labour force once child care is made more affordable.

To ensure that Canadian families have better access to high-quality, affordable child care, the Government is working with the provinces and territories to develop a National Framework on Early Learning and Child Care, focusing on best practices and new approaches to best serve families.

In addition, a distinct Indigenous Framework on Early Learning and Child Care, will be created in cooperation with Indigenous partners. The distinct Indigenous framework will reflect the unique cultures and needs of First Nations, Inuit and Métis children across Canada.

BUILDING AN INCLUSIVE NATIONAL HOUSING STRATEGY

All Canadians need and deserve housing that is safe, adequate and affordable. Without it, Canadians feel less secure, making it harder to accomplish every other goal—from raising healthy children to pursuing education, jobs and opportunity.

When affordable housing is in short supply, Canada’s whole economy suffers. The lack of access to adequate, suitable and affordable housing is a particular concern in big cities.

To help address immediate housing needs, Budget 2016 committed to invest $2.2 billion over two years, to give more Canadians access to more affordable housing. To supplement these investments, Budget 2016 also provided funding for low-cost loans and new financing tools to encourage municipalities, housing developers and non-profit housing providers to develop more affordable rental housing units.

To build on these early efforts, Budget 2017 proposes to invest more than $11.2 billion over 11 years in a variety of initiatives designed to build, renew and repair Canada’s stock of affordable housing and help ensure that Canadians have affordable housing that meets their needs.

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These investments will be made as part of a new National Housing Strategy. The Strategy was developed following extensive consultation with and input from provinces, territories, municipalities, Indigenous Peoples, industry experts, stakeholders and, most importantly, those Canadians who are living with the challenge of finding adequate and affordable housing in many of Canada’s big cities, and rural and remote communities.

The Strategy will provide a roadmap for governments and housing providers across the country as they decide how to best support housing renewal in their communities. Key elements include:

•	A renewed partnership between the Government and provinces and territories to better support key housing priorities.

•	A new $5 billion National Housing Fund to address critical housing issues, and better support vulnerable citizens.

•	Targeted support for northern housing.

•	Targeted housing support for Indigenous Peoples not living on-reserve.

•	Renewed and expanded federal investments to combat and prevent homelessness.

•	Making more federal lands available for the development of affordable housing.

•	Expanded funding to strengthen CMHC’s housing research activities.

A RENEWED FEDERAL-PROVINCIAL-TERRITORIAL PARTNERSHIP IN HOUSING

As housing needs vary greatly by community, the Government is committed to working with the provinces and territories to ensure that the unique needs of communities all across Canada can be met.

Budget 2017 proposes to provide approximately $3.2 billion over the next 11 years to provinces and territories to support key priorities for affordable housing. These priorities may include the construction of new affordable housing units; the renovation and repair of existing housing; rent subsidies and other measures to make housing more affordable; and other initiatives to support safe, independent living for Canada’s seniors, persons with disabilities and other individuals requiring accessibility modifications.

This investment will be provided through a new, expanded, multilateral investment framework that will replace the existing Investment in Affordable Housing initiative, which is set to expire at the end of 2018–19.

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Taking Action on Affordable Housing

In Budget 2016, the Government reallocated $30 million, over two years, to help federally administered social housing providers maintain rent-geared-to-income units after current agreements end.

This investment notably helped 15 low-income families residing at Peter Secor Housing Co-operative in Toronto to continue to receive rent subsidies. These subsidies will help to make their current housing more affordable, giving these families some much-needed relief and lessening the burden of having to choose between paying monthly rent and purchasing other necessities, such as healthy food and clothes for growing children.

A NEW NATIONAL HOUSING FUND

As part of the Government’s renewed role in housing policy, Budget 2017 proposes to establish a National Housing Fund to address critical housing issues and prioritize support for vulnerable citizens, including: seniors; Indigenous Peoples; survivors fleeing situations of domestic violence; persons with disabilities; those dealing with mental health and addiction issues; and veterans.

Administered through CMHC, this Fund will receive an investment of $5 billion over the next 11 years.

The National Housing Fund will:

•

Encourage greater collaboration and investment in housing: A new co-investment fund will be established to pool resources among many housing partners, including governments, the private sector and community organizations, to prioritize large-scale community renewal projects.

•

Expand direct lending for new rental housing supply and renewal: Building on investments made in Budget 2016, the National Housing Fund will provide municipalities and other housing partners with sustained and improved access to low-cost loans for the repair and renewal of housing units, as well as for the construction of new affordable housing, through the Affordable Rental Housing Financing Initiative. This will leverage billions of dollars available for investment in affordable housing, and help improve the quality and condition of affordable housing across Canada.

•

Support for innovations in affordable housing: To develop a stock of affordable rental housing that delivers a better quality of life for residents, CMHC will make up-front capital contributions available to affordable housing providers. This will encourage innovative approaches to housing development, such as energy efficiency retrofits to lower utility costs, and accessibility modifications to expand the range of housing options available to Canadians living with disabilities.

•

Preserve the affordability of social housing: To help social housing providers maintain rent-geared-to-income units when long-term operating agreements expire, CMHC will provide temporary funding to social housing providers as they transition to more sustainable operating models.

•

Support a strong and sustainable social housing sector: CMHC will also establish a Sector Transformation Fund and Technical Resource Centre to provide technical assistance, tools and resources to help social housing providers transition to more efficient and financially sustainable operating models.

134	CHAPTER 2

Further details about the National Housing Fund will be announced as part of the launch of the National Housing Strategy later this year.

Over the next number of years, a large number of operating agreements which help subsidize affordable rental housing will be expiring as CMHC-supported mortgages wind down. The Government intends to preserve the baseline funding related to these agreements, so that Canadians have access to housing options that are affordable and meet their needs. The use and renewal of these funds will be determined over the next year. These funds are in addition to the new investments in affordable housing and homelessness supported by Budget 2017.

TARGETED SUPPORT FOR NORTHERN HOUSING

Budget 2017 proposes to invest $300 million over the next 11 years to provide targeted support for northern housing. This will provide stable and predictable funding to the territorial governments to help offset the higher cost of construction in the north, and support territorial efforts to improve housing conditions across the region. These investments, provided as a top-up to the Investment in Affordable Housing initiative and the new multilateral investment framework, will help approximately 3,000 northern families find adequate, suitable and affordable housing.

Funding for northern housing will be allocated as follows: $24 million will be provided to Yukon, $36 million to the Northwest Territories, and $240 million to Nunavut, where additional funding is provided for Inuit communities and housing need is the greatest. This targeted investment is in addition to Indigenous-specific housing investments to be made as part of funding for infrastructure in Indigenous communities.

TARGETED HOUSING SUPPORT FOR INDIGENOUS PEOPLES NOT LIVING ON-RESERVE

Indigenous Peoples not living on-reserve face unique challenges accessing culturally appropriate and affordable housing. In recognition of this, Budget 2017 proposes to invest $225 million over the next 11 years to provide financial support to housing providers serving Indigenous Peoples not living on-reserve.

This funding will provide assistance for needed capital repairs, help ensure the continued affordability of units previously supported by the former Urban Native Housing Program and encourage development of new housing. The Government will develop and administer this program in collaboration with First Nations, Inuit and Métis partners.

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WORKING TOGETHER TO TACKLE HOMELESSNESS

Homelessness is a reality for too many Canadians and a challenge for every Canadian community.

Through the Homelessness Partnering Strategy, the Government provides direct support and funding to communities across Canada for projects to prevent and reduce homelessness, including Housing First initiatives that help homeless women and men secure stable housing while providing them with support for underlying issues, such as mental health or addiction.

Budget 2017 proposes a total investment of $2.1 billion over the next 11 years to expand and extend funding for the Homelessness Partnering Strategy beyond 2018–19, when current funding is scheduled to end. By 2021–22, this will nearly double the investments made in 2015–16, prior to the start of Phase 1 of Canada’s new infrastructure plan.

Over the next year, guided by the efforts of an advisory panel of homelessness experts, the Government will consult with stakeholders, provinces, territories and Indigenous partners on how the Homelessness Partnering Strategy can be redesigned to better reduce and prevent homelessness across Canada.

MAKING MORE FEDERAL LANDS AVAILABLE FOR AFFORDABLE HOUSING

The Government has a unique opportunity to directly contribute to the creation of additional affordable housing and social housing.

Budget 2017 proposes to invest $202 million over the next 11 years to make surplus federal lands and buildings available to housing providers at low or no cost for the development of affordable housing. This includes funding to top up the existing Surplus Federal Real Property for Homelessness Initiative in 2017–18, and a new expanded initiative starting in 2018–19, which will also provide funding for environmental remediation and for renovations or retrofits needed to ensure that the surplus federal buildings are suitable for use as housing.

Taken together, these investments will increase by a factor of 10 the Government’s annual contribution of land and property intended for development as affordable housing.

136	CHAPTER 2

STRENGTHENING HOUSING RESEARCH AND ESTABLISHING A HOUSING STATISTICS FRAMEWORK

In recent years, Canada has grappled with difficult questions about housing affordability and foreign ownership—questions that could not be answered in a timely or effective way. Gaps in research and data in these areas must be filled, to ensure that Canada maintains a stable and well-regulated housing market, and to ensure that investments made under the National Housing Strategy are effective.

As part of the National Housing Strategy, Budget 2017 proposes to provide $241 million over the next 11 years to CMHC to improve data collection and analytics, which will strengthen the ability to report the outcomes of the National Housing Strategy and make informed policy decisions. This investment will also support expanded housing research through university networks and collaboration with other levels of government, and a network of innovation labs that will incubate new ideas and design solutions to affordable housing challenges.

To address data gaps in current nationwide housing data, Budget 2017 also proposes to provide $39.9 million over five years, and $6.6 million per year thereafter, to Statistics Canada to develop and implement a new Housing Statistics Framework. This investment is over and above investments under the National Housing Strategy.

The Housing Statistics Framework will be a nationwide database of all properties in Canada, and provide up-to-date information on purchases and sales, including the degree of foreign ownership, as well as information on homeowner demographics and financing characteristics.

The Framework will represent a significant jump forward in the quality and type of housing data available, and will provide more accurate and timely information to existing and prospective homeowners, industry analysts and government decision-makers.

Statistics Canada will begin to publish Housing Statistics Framework data in the fall of 2017.

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DELIVERING BETTER TRANSPORTATION TO SUPPORT TRADE

As a large country that relies on trade for its economic success, Canada needs to ensure that people and products can move quickly and safely—whether from home to work, or from harvest to warehouse.

As announced in the 2016 Fall Economic Statement, the Government will invest $10.1 billion over 11 years in trade and transportation projects. This investment will build stronger, more efficient transportation corridors to international markets and help Canadian businesses compete, grow and create more jobs for Canada’s middle class.

MOVING PEOPLE AND HELPING BUSINESSES COMPETE

Canada’s Trade and Transportation Corridors Initiative will help to improve the quality of trade infrastructure across Canada—from border crossings in the south to airports in the north.

Building on Transport Canada’s “gateways” model, the Trade and Transportation Corridors Initiative will prioritize investments that address congestion and bottlenecks along vital corridors, and around transportation hubs and ports providing access to world markets.

Supporting Trade, Creating Jobs

Between 2005 and 2015, federal investments of $1.4 billion in the Asia-Pacific Gateway and Corridor Initiative funded more than 60 projects that leveraged total direct investment of $3.5 billion from public and private partners. These in turn spurred investments in excess of $14 billion by other supply chain partners in new or expanded facilities to move Canadian products to global markets and create well-paying jobs.

For example, a federal contribution of $3.6 million to the inland terminal project in Ashcroft, British Columbia, leveraged private partner contributions of $4.3 million to build new rail and road infrastructure that has increased capacity by more than 650 per cent, eliminating congestion associated with the facility and improving safety by separating train traffic from cars and trucks. Inland cargo handling also eases congestion around the Port of Vancouver.

To help connect northern communities to trade and investment opportunities, investments will also be made to resolve critical transportation needs in Canada’s north.

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The Trade and Transportation Corridors Initiative includes the following: a National Trade Corridors Fund; a Trade and Transportation Information System; measures to enable the modernization of Canada’s transportation system; the Oceans Protection Plan; and funding to undertake climate risk assessments and address the requirements of existing federally funded transportation assets (VIA Rail Canada Inc., Marine Atlantic Inc. and Eastern Atlantic ferries).

NATIONAL TRADE CORRIDORS FUND

To address urgent capacity constraints and freight bottlenecks at major ports of entry, and to better connect the rail and highway infrastructure that delivers economic growth across Canada, the Government proposes to establish a new National Trade Corridors Fund.

Investments will target congestion and inefficiencies at marine ports such as Vancouver (vital to expanding Canada’s trade with Asia) and Montréal (critical to the success of Canada’s Comprehensive Economic and Trade Agreement with the European Union), as well as along the busiest rail and highway corridors around the Greater Toronto Area and other urban centres across the country. Budget 2017 proposes to provide $2 billion over 11 years to support the Fund’s activities. At least an additional $5 billion will be provided through the Canada Infrastructure Bank to address trade and transportation priorities.

In addition to identifying priority investments that will help streamline transportation along Canada’s major trade corridors, the Fund will look for ways to improve the flow of supplies to northern communities, unlock economic development in Canada’s three territories, and create good, middle class jobs.

TRADE AND TRANSPORTATION INFORMATION SYSTEM

To make smart decisions, government and the private sector alike need access to high-quality, timely and accessible data and analysis. The Government is committed to strengthening Canada’s transportation networks and needs good information to make the targeted investments in trade corridors that will support growth and the creation of good, well-paying jobs.

To that end, the Government proposes to establish a new Canadian Centre on Transportation Data, and an open data portal, to serve as authoritative sources of multi-modal transportation data and performance measures. Statistics Canada, other levels of government, industry and educational institutions will be partners in this initiative. The initiative will support innovations that will move goods more efficiently across supply and distribution chains, getting them from the manufacturer and into the hands of consumers more quickly, affordably and sustainably.

To support this measure, Budget 2017 proposes to provide $50 million over 11 years to Transport Canada to launch a Trade and Transportation Information System.

COMMUNITIES BUILT FOR CHANGE	139

MODERNIZING CANADA’S TRANSPORTATION SYSTEM

Travel and transportation is evolving. From self-driving cars on our roads to drones in our skies to ever-changing patterns in trade, the Government must stay on top of changing trends by updating regulations, certifications and standards. Proposed activities include:

•	Developing regulations for the safe adoption of connected and autonomous vehicles and unmanned air vehicles.

•	Working with industry, provinces, territories and municipalities to establish pilot projects (e.g., to evaluate new unmanned air vehicle technology at a new test centre).

•	Increasing Transport Canada’s ability to establish and provide the standards and certifications that industry will need to safely use these new technologies.

To complete these and other related activities, Budget 2017 proposes to provide Transport Canada with $76.7 million over five years, starting in 2017–18, on a cash basis, including existing resources.

Transport Canada provides a range of services to the transportation sector on a cost recovery basis. This applies to all modes of transport, including the licensing and certification of aircraft, a service that is essential to the economic success of Canada’s aerospace industry.

To support the long-term growth of this and other transportation-related industries, the Government will introduce legislation to enter into service-level agreements with industry. These new authorities will allow for more effective cost recovery for regulatory and certification services, so that new products and services can be brought to market faster, and enhance the industry’s competitiveness.

In addition, the Government has announced plans to increase limits on international investment in Canada’s airlines, and to enhance passenger rights.

CONNECTING COMMUNITIES BY RAIL AND WATER

For nearly 40 years, VIA Rail Canada Inc. has connected passengers across Canada, and presently serves more than 400 communities on a 12,500-kilometre rail network. To ensure VIA Rail’s continued operations, Budget 2017 proposes to provide VIA Rail with $867.3 million over three years on a cash basis, starting in 2017–18, to support its operations and capital requirements.

Marine Atlantic Inc. operates two marine routes connecting Newfoundland and Labrador to the rest of Canada: a year-round route between North Sydney, Nova Scotia, and Channel-Port aux Basques, Newfoundland and Labrador, and a seasonal route from North Sydney to Argentia, Newfoundland and Labrador. To support the continued operations of Marine Atlantic Inc., Budget 2017 proposes to provide funding of up to $445.3 million over three years on a cash basis, starting in 2017–18, including existing resources.

140	CHAPTER 2

In addition to the services offered by Marine Atlantic Inc., the federal government provides financial support to ferry routes between Îles de la Madeleine, Quebec, and Souris, Prince Edward Island; between Saint John, New Brunswick, and Digby, Nova Scotia; and between Wood Islands, Prince Edward Island, and Caribou, Nova Scotia. Budget 2017 proposes to provide $278.3 million over five years on a cash basis, starting in 2017–18, including existing resources, for the continued safe and reliable operations of these ferry services.

INVESTING IN CANADIAN SMALL CRAFT HARBOURS

A safe and accessible network of small craft harbours is essential to support the fishing industry and coastal communities across Canada. These harbours are also an important and unique element of the broader transportation system and are relied on daily by both commercial and recreational users. In Budget 2016, the Government invested $149 million over two years for small craft harbour infrastructure improvements. Budget 2017 builds on this funding by proposing to provide an additional $5 million in 2017–18 to Fisheries and Oceans Canada to support the Small Craft Harbours Program.

Oceans Protection Plan: Protecting Canada’s Coastlines for Future Generations

To improve marine safety, support responsible shipping, protect Canada’s marine environment and create stronger partnerships with Indigenous and coastal communities, the Government launched a $1.5 billion national Oceans Protection Plan in November 2016.

The plan includes provisions to:

•  Reopen the Maritime Rescue Sub-Centre in St. John’s, Newfoundland and Labrador.

•  Increase domestic and international scientific collaboration on oil spill response, and invest in research to support new and refined oceanographic oil spill trajectory models.

•  Improve hydrography, charting and e-navigation products to strengthen navigational safety.

•  Create a comprehensive plan to address abandoned, derelict and wrecked vessels.

•  Encourage greater participation of Indigenous groups in environmental monitoring and spill response.

•  Update marine safety regulations to respond to more stringent international standards, while moving towards a more risk-based inspection regime.

These initiatives will be undertaken by Transport Canada, Fisheries and Oceans Canada and the Canadian Coast Guard, Environment and Climate Change Canada, and Natural Resources Canada.

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PROTECTING AIR TRAVELLERS

To ensure consistent and effective security screening of travellers and workers at airports, Budget 2017 proposes to provide new funding of $152 million in 2017–18 for the Canadian Air Transport Security Authority, Transport Canada and the Royal Canadian Mounted Police.

STRENGTHENING CULTURAL AND RECREATIONAL INFRASTRUCTURE

Canada’s cultural industries—from television and film to dance to digital games—are the heartbeat of our communities and an important contributor to Canada’s economy. Collectively, they employ nearly 650,000 Canadians, providing good, well-paying jobs for the middle class, and account for approximately 3 per cent of Canada’s gross domestic product.

More than an economic driver, Canada’s cultural industries reflect the Canadian experience, and share that experience with the world. They showcase Canadians’ creativity and diversity, strengthening our understanding of what it means to be Canadian.

To help promote arts and culture in Canada, Budget 2016 invested $1.9 billion over five years to support key national cultural institutions. This funding also included $168.2 million over two years for the Canada Cultural Spaces Fund.

Budget 2017 proposes to build on this commitment, with a further investment of $1.8 billion over 10 years starting in 2018–19. Of this amount, more than $1.3 billion will be provided to provinces and territories through integrated bilateral agreements, on a base plus per capita allocation basis. This investment will be delivered through the second phase of social infrastructure funding.

CANADA CULTURAL SPACES FUND

To construct, renovate and better equip the creative spaces and hubs that will be home to the next generation of artists and innovators, Budget 2017 proposes to provide $300 million over 10 years to the Canada Cultural Spaces Fund. This investment will help support the development of Canadian talent, and support entrepreneurialism in the arts and cultural communities.

This new investment will bring artists, cultural entrepreneurs and organizations together in shared spaces where they can collaborate and take their ideas to new heights. The new investment in the Canada Cultural Spaces Fund will be focused on the construction, renovation and equipment needs of creative spaces/hubs, which will help drive growth in Canada’s creative economy.

142	CHAPTER 2

COMMUNITY EDUCATIONAL INFRASTRUCTURE

To celebrate and promote Canada’s linguistic diversity, $80 million over 10 years will be invested to support the construction of community educational infrastructure in official language minority communities. Working with the provinces and territories, the Government could invest in projects like early childhood centres, community centres and cultural centres. This commitment will create more vibrant communities by supporting local official languages groups in protecting their language and culture, enriching their lives and the lives of those around them.

Building Cultural and Recreational Infrastructure

Budget 2016 announced an investment of $342 million over two years in cultural and recreational infrastructure initiatives. Some early investments included:

•   Kenojuak Cultural Centre: To foster local artists and promote a broader appreciation for Inuit art, $4.5 million was invested through the Canada Cultural Spaces Fund to create the Kenojuak Cultural Centre, located in Cape Dorset, Nunavut. A multi-purpose facility, the Kenojuak Cultural Centre and Print Shop will be home to permanent and temporary exhibition galleries, purpose-built artists’ studios with facilities for lithography, etching, drawing and stone cutting, and an Elder/community gathering space.

•   Pointe-à-Callière, Montréal Archaeology and History Complex: To allow visitors to Montréal to experience and enjoy the city’s history, up to $1 million has been allocated to Pointe-à-Callière to stabilize and protect the archaeological remains of Montréal’s first permanent settlement, Fort Ville-Marie. This investment is being made through Parks Canada’s National Historic Sites Cost Sharing Program.

ENABLING ACCESSIBILITY FUND

The Enabling Accessibility Fund supports the construction and renovation of public spaces to make them more accessible, making it possible for Canadians with disabilities to participate more fully in their community and the economy. Since its creation in 2007, the program has provided funding to over 2,300 projects across the country, leading to significant improvements in the lives of Canadians.

However, more needs to be done to improve the safety and accessibility of community spaces and workplaces. Budget 2017 proposes to provide $77 million over 10 years to expand the activities of the Enabling Accessibility Fund. Eligible projects will include constructing and renovating infrastructure (e.g., adding ramps, automatic door openers and accessible washrooms), providing accessible information and communication technologies and retrofitting vehicles.

COMMUNITIES BUILT FOR CHANGE	143

Making Communities More Accessible

All Canadians deserve the chance to be active members of the communities they call home. Examples of accessibility improvements made possible by the Enabling Accessibility Fund include:

•   Siloam Mission: Winnipeg, Manitoba’s Siloam Mission provides meals and clothing, emergency overnight shelter, employment training and other supports to the city’s poor and homeless community. Over the last year, the Enabling Accessibility Fund helped support the construction of two exterior ramps for the Mission, as part of a larger-scale building retrofit. These ramps will allow people of all abilities to access the Mission’s programs and services.

•   Boys and Girls Club: London, Ontario’s Boys and Girls Club received support to lower the reception desk and add a mobile change table for the swimming club to assist people with special needs. The new accessible desk area improves customer service by enhancing communication between people with disabilities and staff. The new mobile change table reduces the risk of injury by safely raising and lowering people with special needs. As a result of the project, persons with disabilities can now safely participate in the swimming activities held at the facility every month, alongside their family members and friends.

144	CHAPTER 2

Infrastructure Partnerships Through Bilateral Agreements

A new infrastructure plan for Canada needs new partnerships—the kind that respect local expertise and don’t try to force a one-size-fits-all solution on Canada’s diverse communities.

To promote closer, more effective collaboration between governments, the Government will work with provincial and territorial partners to establish and support infrastructure outcomes that make sense for Canadians—whether new investments in public transit or more support for the cultural infrastructure that makes our communities feel like home.

The bilateral agreements will be negotiated in the coming months, and provide funding for:

•   Public transit infrastructure, including new construction and rehabilitation.

•   Infrastructure to support greenhouse gas mitigation efforts in provinces and territories, as outlined in the Pan-Canadian Framework on Clean Growth and Climate Change.

•   Infrastructure that will help communities prepare for challenges that result from climate change.

•   Other green infrastructure that supports the health of our environment, such as water and wastewater infrastructure.

•   The unique infrastructure needs of rural and northern communities, including delivering more reliable energy networks and greater digital connectivity.

•   Cultural and recreational infrastructure to build stronger communities and neighbourhoods.

The bilateral agreements will involve cost-sharing for agreed-to projects, with the proportions determined based on the recipient of the funds. The Government will provide funding for projects on the following basis: up to 40 per cent federal funding for projects undertaken with municipal and not-for-profit partners; up to 50 per cent federal funding for projects with provincial partners; and up to 75 per cent federal funding for projects with Indigenous partners and projects with territorial partners. For public transit in provinces, the Government will provide up to 50 per cent of eligible costs for rehabilitation projects (with funding for rehabilitation projects capped at 15 per cent of total public transit funding), while funding for new public transit construction and expansion projects will be cost-shared at up to 40 per cent federal funding.

The bilateral agreements will include provisions to support ongoing monitoring of projects, and reporting to Canadians on how the Government’s infrastructure plan is delivering results in local communities and meeting national objectives. The Government intends to work with the provinces and territories to establish outcomes and results that can be measured and reported on in a timely and meaningful way.

COMMUNITIES BUILT FOR CHANGE	145

IMPROVING INDIGENOUS COMMUNITIES

In Budget 2016, to advance the process of reconciliation, and to support shared economic interests between Canada and Indigenous peoples, the Government committed to invest $8.4 billion over five years—an unprecedented level of investment in Indigenous communities across Canada.

The proposed investments in education, infrastructure, training and other programs are targeted to improve the quality of life for Indigenous peoples, and to ensure that Indigenous peoples have a real and fair chance at success.

At the same time, the Government recognizes that this early commitment is just a start. The barriers that make it difficult for Indigenous Peoples and their communities to reach their full potential have been in place for far too long. Resolving past injustices will take time, and can only be achieved with sustained support and collaboration.

To that end, Budget 2017 proposes to invest an additional $4 billion over 10 years, starting in 2018–19, to build and improve housing, water treatment systems, health facilities and other community infrastructure.

This investment will be delivered through the second phase of green infrastructure and social infrastructure funding.

To maximize the benefits and long-term sustainability of these proposed investments, funding allocations will be determined in partnership with Indigenous Peoples.

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Making Progress for Indigenous Communities

More Safe Drinking Water for First Nations Communities

With the help of the investments made in water and wastewater infrastructure in Budget 2016, the Government has lifted 18 long-term drinking water advisories in First Nations communities. The Government is on track to eliminate more than 60 per cent of remaining long-term advisories within three years and all long-term drinking water advisories by March 2021. To ensure that these investments continue to serve communities well, the Government is also investing in training for community members, so that they can manage and maintain this important infrastructure.

•   In December 2016, Toosey First Nation (Tl’esqox First Nation) in British Columbia announced the completion of a new water treatment system. The system, which includes a new well, water treatment plant and distribution system, provides clean, healthy drinking water to the more than 340 residents, eliminating a boil water advisory that had been in place for more than 10 years.

Better On-Reserve Housing

To date, Budget 2016 investments have supported the construction, planning or renovation of nearly 6,000 housing units on-reserve, and supported 425 skills and capacity development projects to help First Nations communities manage their housing stock, including:

•   More housing for Barren Lands First Nation. With only 93 housing units in the community, many residents of the Barren Lands First Nation in Manitoba live in overcrowded conditions. As a first step in resolving this community’s immediate needs, Budget 2016 investments provided for the construction of four housing duplexes, to be completed in early 2017.

•   Renovated homes and housing training for the Algonquins of Pikwàkanagàn First Nation. The Algonquins of Pikwàkanagàn First Nation in Ontario received support from Budget 2016 that supported the renovation of seven homes. In addition, the First Nation received support through CMHC’s skills and capacity development programs to train housing managers to evaluate and address problems with radon gas.

New Schools for Indigenous Students

Last year, almost 2,000 Indigenous students started the school year in six brand-new schools on-reserve. An additional 31 new on-reserve schools are now under construction. Another 27 are being designed, and a further 72 are in feasibility studies. The newly opened schools include:

•   The Wasaho Cree Nation School in Fort Severn, Ontario.

•   The Ne Sah Soh Is Koh Dahn School in O’Chiese First Nation, Alberta.

•   The Eenchokay Birchstick School in Pikangikum, Ontario.

•   The Poplar Hill Elementary School in Poplar Hill, Ontario.

•   The Chief Crowfoot School in Siksika, Alberta.

•   The Wagalus School in Kwakiutl, British Columbia.

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PRIORITIZING CRITICAL HOME CARE INFRASTRUCTURE

Many patients currently receiving care in Canadian hospitals could be better supported at home or in the community. To help more Canadians receive the care they need outside of hospital settings, the Government has offered $1 billion over four years to provinces and territories, starting in 2018–19, for home care infrastructure. In total, the Government has committed to invest $11 billion over 10 years to support better home care and mental health initiatives. Further details on this commitment are provided in Chapter 3.

To date, the provincial and territorial governments of New Brunswick, Newfoundland and Labrador, Nova Scotia, Yukon, the Northwest Territories, Nunavut, Saskatchewan, Prince Edward Island, British Columbia, Alberta, Ontario and Quebec have accepted the federal offer and will receive their share of the home care infrastructure investment.

148	CHAPTER 2

Table 2.1

Communities Built for Change

millions of dollars

	2016–2017	2017–2018	2018–2019	2019–2020	2020–2021	2021–2022	Total
Investing to Create Jobs and Build Strong Communities
Encouraging Innovation With the Smart Cities Challenge	0	5	55	5	55	5	125
Delivering Results With the Canada Infrastructure Bank	0	149	261	476	850	1,108	2,844
Building Strong Communities With Public Transit	0	0	950	851	977	1,150	3,926
Subtotal—Investing to Create Jobs and Build Strong Communities	0	154	1,266	1,331	1,882	2,263	6,895
Creating Canada’s Clean Growth Economy
Bilateral Agreements With Provinces and Territories in Green Infrastructure	0	0	361	393	392	450	1,596
Supporting Next Generation Smart Grid, Storage and Clean Electricity Technology Demonstration Projects	0	0	25	25	25	25	100
Supporting the Deployment of Emerging Renewable Energy Technologies Nearing Commercialization	0	0	25	50	50	50	175
Reducing the Reliance of Rural and Remote Communities South of the 60th Parallel on Diesel Fuel	0	0	40	40	40	40	160
Deploying Infrastructure for Electric Vehicle Charging and Natural Gas and Hydrogen Refuelling Stations	0	0	30	30	30	30	120
New Building Codes to Retrofit Existing Buildings and Build New Net-Zero Energy Consumption Buildings	0	0	20	22	24	22	87
Disaster Mitigation and Adaptation Fund	0	0	45	100	100	200	445
Green Infrastructure Funding Remaining for Future Initiatives	0	0	0	0	76	176	252
Subtotal—Creating Canada’s Clean Growth Economy	0	0	546	660	737	993	2,935

COMMUNITIES BUILT FOR CHANGE	149

Table 2.1

Communities Built for Change

millions of dollars

	2016–2017	2017–2018	2018–2019	2019–2020	2020–2021	2021–2022	Total
Celebrating and Protecting Our Natural Heritage
Investing in Canada’s National Parks	0	0	11	39	4	5	59
Completing the Trans Canada Trail	0	6	6	6	6	6	30
Protecting Canada’s Marine and Freshwater Ecosystems	0	17	23	23	25	25	114
Improving Air Quality for Canadians	0	0	51	50	50	50	201
Subtotal—Celebrating and Protecting Our Natural Heritage	0	23	91	118	85	87	405
The Pan-Canadian Framework on Clean Growth and Climate Change
Adjusting the Low Carbon Economy Fund to Support Future Investments	0	-750	-500	500	500	250	0
Accelerating the Replacement of Coal-Generated Electricity	0	0	3	3	3	3	11
Reducing Reliance on Diesel in Indigenous and Northern Communities	0	0	5	5	5	5	21
A More Energy Efficient Transportation Sector	0	1	18	18	18	18	74
Greener Buildings	0	0	21	25	27	34	107
Leading by Example	0	2	3	3	3	3	14
Adaptation and Climate Resilience	0	33	52	59	59	58	260
Policy, Communications and Engagement	0	5	40	39	39	39	162
Subtotal—The Pan-Canadian Framework on Clean Growth and Climate Change	0	-708	-357	653	654	409	650
Charting a Better Future for Rural and Northern Communities
Bilateral Agreements with Provinces and Territories for Rural and Northern Communities	0	0	150	150	150	200	650
Arctic Energy Fund	0	0	40	40	40	40	160
Subtotal—Charting a Better Future for Rural and Northern Communities	0	0	190	190	190	240	810

150	CHAPTER 2

Table 2.1

Communities Built for Change

millions of dollars

	2016–2017	2017–2018	2018–2019	2019–2020	2020–2021	2021–2022	Total
Building Stronger Communities and Neighbourhoods
Supporting Families Through Early Learning and Child Care	0	0	540	545	550	550	2,185
A Renewed Federal-Provincial-Territorial Partnership in Housing	0	0	0	255	255	255	765
A New National Housing Fund	0	10	141	266	338	428	1,184
Targeted Support for Northern Housing	0	0	30	30	30	30	120
Targeted Housing Support or Indigenous Peoples Not Living On-Reserve	0	0	25	25	25	25	100
Working Together to Tackle Homelessness	0	0	54	203	213	237	707
Making More Federal Lands Available for Affordable Housing	0	2	20	20	20	20	82
Strengthening Housing Research and Establishing a Housing Statistics Framework	0	8	35	37	36	34	151
Subtotal—Building Stronger Communities and Neighbourhoods	0	20	845	1,381	1,467	1,580	5,294

Delivering Better Transportation to Support Trade
National Trade Corridors Fund	0	31	78	156	169	184	618
Trade and Transportation Information System	0	5	5	5	5	5	23
Modernizing Canada’s Transportation System	0	11	16	16	17	17	76
Connecting Communities by Rail and Water	0	300	309	324	87	100	1,120
Investing in Canadian Small Craft Harbours	0	5	0	0	0	0	5
Protecting Air Travellers	0	152	0	0	0	0	152
Subtotal—Delivering Better Transportation to Support Trade	0	504	407	501	277	306	1,995

Strengthening Cultural and Recreational Infrastructure
Bilateral Agreements With Provinces and Territories for Cultural and Recreational Infrastructure	0	0	50	50	50	50	200
Canada Cultural Spaces Fund	0	0	30	30	30	30	120
Community Educational Infrastructure	0	0	4	4	4	8	20
Enabling Accessibility Fund	0	0	8	8	8	8	31
Subtotal—Strengthening Cultural and Recreational Infrastructure	0	0	92	92	92	96	371

COMMUNITIES BUILT FOR CHANGE	151

Table 2.1

Communities Built for Change

millions of dollars

	2016–2017	2017–2018	2018–2019	2019–2020	2020–2021	2021–2022	Total
Improving Indigenous Communities
Improving Indigenous Communities	0	0	275	275	300	300	1,150
Subtotal—Improving Indigenous Communities	0	0	275	275	300	300	1,150
Total—Chapter 2: Communities Built for Change	0	-7	3,355	5,201	5,683	6,272	20,504
Less funds existing in the fiscal framework	0	-554	-3,691	-4,228	-5,337	-6,731	-20,541
Less projected revenues	0	0	0	0	0	-50	-50
Less funds sourced from departmental resources	0	-42	-42	-42	-22	-22	-169
Net Fiscal Cost	0	-603	-378	932	324	-531	-256

Note:	Totals may not add due to rounding.

152	CHAPTER 2

Chapter 3

A STRONG CANADA AT HOME AND IN THE WORLD

INTRODUCTION

As we mark the 150th anniversary of Confederation, we celebrate generations of Canadians who have come together to build our country, brick by brick, block by block, from coast to coast to coast. We are a country of millions of immigrants and refugees, and Indigenous Peoples, bound by a spirit of daring, hard work and ingenuity.

In Budget 2017, the country moves ahead with confidence, driven by innovation, and the ardent belief that a Canada built by all should benefit all. We know a growing and optimistic middle class has long been at the heart of our success, and that a strong and thriving middle class will continue to lead the way: finding new frontiers, creating new opportunities for women and men, and—above all—building a country that works for everyone.

That is why, in Budget 2017, the Government endeavours to level the playing field for all Canadians: individuals, families and communities—from Windsor to Resolute. We aim to break down the barriers that put a drag on our economy and prevent Canadians from reaching their fullest potential.

For too long, First Nations, Inuit and Métis—among the fastest-growing groups of our population—have been left out of our country’s tremendous success. The Government has embarked upon a journey of reconciliation with Indigenous Peoples, and will continue to take great strides. That means ensuring Indigenous Peoples have the clean water, health care, and resources and opportunities they need to flourish.

Similarly, Canada must continue to empower more women to break glass ceilings and fully participate in our economy, whether at the management table, on a construction site or in the science lab. Budget 2017 takes unprecedented steps towards identifying and removing the barriers that disproportionately affect women; it also includes measures to address violence against women, while improving access to continued education, upskilling, home care and caregiver support.

Additionally, our veterans deserve every opportunity to put their skills and valuable experience to work in civilian life. Those who have suffered injury, and their families, must receive the additional support they need to make this transition with dignity and ease. They were there for us, and now we must be there for them.

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Budget 2017 looks forward with a sense of vigour and optimism, guided by a spirit of boundless opportunity. These qualities built our present and will forge our future. But to truly face the challenges and opportunities that lie ahead, we must tear down the barriers that have for so long blocked too many Canadians from reaching their fullest potential. We must realize that we cannot build our future without helping others build theirs. We must build an economy—and country—that benefits everyone. That starts with a strong, vibrant and growing middle class.

Canada did not happen by accident, and it won’t continue without effort. As we look forward to Canada’s next 150 years, we join Canadians in renewing our commitment to this hard but vital work.

PART 1

STRONGER HEALTH CARE AND A HEALTHIER CANADA

Canada’s publicly funded health care system is a source of great pride for all Canadians. It is an essential foundation for a strong, fair and prosperous nation.

The federal government—along with its provincial and territorial partners—recognizes the need to strengthen the health care system to adapt, innovate and address the many new challenges that Canadians face each and every day.

The Government is committed to ensure our health care system is there to meet the needs of Canadian families now and into the future. In 2017–18, the Government will provide over $37.1 billion to the provinces and territories, under the Canada Health Transfer. This year’s funding—an increase of approximately $1.1 billion from last year—will provide long-term, predictable and growing funding to our provincial and territorial partners. Over the next five years, the Canada Health Transfer amounts provided to provinces and territories are expected to total approximately $200 billion to support the health and well-being of Canadians.

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The Canada Health Transfer: Long-Term, Predictable and Growing Funding to the Provinces and Territories

The Canada Health Transfer is the largest major transfer to provinces and territories. It supports the principles of the Canada Health Act: universality, comprehensiveness, portability, accessibility and public administration.

In 2017–18, the Canada Health Transfer will provide $37.1 billion to the provinces and territories. It will grow in line with a three-year moving average of nominal gross domestic product growth, with funding guaranteed to increase by at least 3 per cent per year.

In addition to the growing Canada Health Transfer, the Government has offered to provide the provinces and territories an additional $11 billion over 10 years to support better home care and mental health initiatives. This investment will make Canada’s health care system more responsive to the needs and expectations of all Canadians, and begin to close long-standing gaps in the availability of care.

HOME CARE AND MENTAL HEALTH

The demand for home care services is growing. Today, approximately15 per cent of hospital beds are still occupied by patients who could and would prefer to receive their care at home, or would be better off in a community-based setting. In addition, a majority of those Canadians who have taken on the responsibility to care for their loved ones are still in the workforce—and most are women.

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Scientific research has made great strides to improve our understanding of mental illness and its prevalence. Today, we know that an overwhelming number of Canadians will be affected—directly or indirectly—by mental illness at some point in their lives. Science has also shown that it is essential for those struggling with mental illness to have access to timely and appropriate mental health services. Yet, in certain regions, wait times to see a mental health specialist are up to 18 months. This is not good enough. If not prevented, or effectively treated early, mental health issues can have lasting health implications.

That’s why Budget 2017 proposes to invest $6 billion over 10 years for home care, and $5 billion over 10 years to support mental health initiatives. These targeted investments have the potential to make a real difference in the lives of all Canadians. Through this funding, Canadians can expect improved access to home, community and palliative care services; more support for informal caregivers; and better access to mental health support for as many as 500,000 young Canadians under the age of 25 who cannot currently receive even basic mental health services.

The Government will work collaboratively to ensure that the funding will build on and enhance existing provincial and territorial efforts to improve care for Canadians. The funding provided will also include an emphasis on reporting to ensure that any new investments translate into improved health outcomes for Canadian families.

“Reimagining a more effective, responsive mental health system will require long-term investments in a range of services, from prevention and early intervention to access to psychotherapy and community-based services. Thus far, the response to the federal commitment is heartening, with many provinces and territories allocating funds to areas with the largest payoff.”

—Michael Wilson, Mental Health

Commission of Canada

Toronto Star, March 8, 2017

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Canada Will Provide Home Care and Mental Health Funding to the Provinces and Territories

The federal government recognizes that health care delivery is primarily provincial and territorial jurisdiction and applauds the hard work done on the ground by the provinces and territories to deliver the health care that Canadians deserve and expect.

Over the past number of months, the Government has engaged with the provinces and territories in constructive and spirited negotiations to further improve the health and well-being of all Canadians. To date, the provincial and territorial governments of New Brunswick, Newfoundland and Labrador, Nova Scotia, Yukon, the Northwest Territories, Nunavut, Saskatchewan, Prince Edward Island, British Columbia, Alberta, Ontario and Quebec have accepted the federal offer of the significant new targeted funding that will see each province and territory receive its share of the $11 billion investment in home care and mental health. This arrangement recognizes the unique circumstances of and the asymmetrical relationship with the Province of Quebec.

This stable, predictable and long-term funding over the next 10 years represents a major step towards better health care and health outcomes for Canadians across the country. The Government is committed to working with all provinces and territories to improve home care and mental health services in support of all Canadians.

Budget 2017 will provide an immediate down payment on investments in home care and mental health through a new targeted legislated transfer to provide 2017–18 funding to the provinces and territories that have accepted the federal offer. Governments are working to develop agreements on performance indicators and mechanisms for annual reporting to citizens, as well as a detailed plan on how the funds will be spent, over and above existing programs. These will be consistent with the pan-Canadian approach envisaged in the federal offer in December 2016.

What Success Will Look Like

•	More patients receiving better care at home or in the community.

•	Shortened wait times for mental health services to help children and young persons under the age of 25 in need of support.

•	Improved accountability to Canadians through reporting on new home care and mental health investments in the health care system.

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PRESCRIPTION MEDICATIONS AND HEALTH INNOVATION

While Canadians are rightly proud of their universal public health care system, international assessments from such organizations as the Commonwealth Fund and the Organisation for Economic Co-operation and Development show that our system lags behind other major peer countries in several areas. For example, the costs Canadian families pay for prescription medications are too high and too few Canadians have access to digital health care.

To promote a more innovative health care system, Budget 2017 proposes measures that include:

•

Improving access to prescription medications, lowering drug prices and supporting appropriate prescribing through an investment of $140.3 million over five years, starting in 2017–18, with $18.2 million per year ongoing, for Health Canada, the Patented Medicine Prices Review Board and the Canadian Agency for Drugs and Technologies in Health.

•

Addressing health data gaps, supporting improved decision-making and strengthening the reporting on health system performance through an investment of $53.0 million over five years, starting in 2017–18, with $15.0 million per year ongoing, for the Canadian Institute for Health Information.

•

Expanding e-prescribing and virtual care initiatives, supporting the continued adoption and use of electronic medical records, helping patients to access their own health records electronically, and better linking electronic health record systems to improve access by all providers and institutions through an investment of $300 million over five years, starting in 2017–18, for Canada Health Infoway.

•

Continuing to accelerate innovations in all provinces and territories through an investment of $51.0 million over three years, starting in 2019–20, with $17.0 million per year ongoing, for the Canadian Foundation for Healthcare Improvement.

While the health care system has served Canadians well, innovations are required to better meet the needs of patients as changes in demographics, health needs and the use of technology continue to evolve.

CANADIAN DRUGS AND SUBSTANCES STRATEGY

Canada faces a serious opioid crisis. We see its consequences in the rates of addiction, overdoses and deaths across the country. This is a complex health and social issue with devastating consequences for individuals, families and communities. The response to this crisis needs to be comprehensive, collaborative, compassionate and evidence-based.

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On December 12, 2016, the Minister of Health announced the Canadian Drugs and Substances Strategy, which will replace the current National Anti-Drug Strategy. The strategy formally restores harm reduction as a key pillar alongside prevention, treatment and enforcement. The Government is also committed to ensuring that its policies under the strategy are based on a strong foundation of evidence.

In support of the new strategy—and to help address the misuse of opioids that has become a significant public health and safety concern—the Government also introduced legislation to better equip both health and law enforcement officials to reduce the harms associated with drug and substance use in Canada.

More recently in February 2017, the Government announced $65 million over five years as part of the Canadian Drugs and Substances Strategy for national measures to respond to the opioid crisis and implement its Opioid Action Plan. The Government also provided $10 million in urgently needed support to the Government of British Columbia and $6.0 million to the Government of Alberta to address their opioid-related public health emergencies.

In addition, Budget 2017 proposes to support the national measures associated with the Canadian Drugs and Substances Strategy through an investment of $35 million over five years, for a total of $100 million over five years, starting in 2017–18, with $22.7 million per year ongoing, for Health Canada, the Public Health Agency of Canada and the Canadian Institutes of Health Research. These significant investments build on important, concrete actions the Government has taken to respond to this crisis—including the step taken to make naloxone more accessible.

Canada Health Infoway: E-Prescribing and the Opioid Crisis

As an overall benefit to the health care system, drug information systems and e-prescribing can help reduce prescription errors and abuse, alert pharmacists to potentially harmful drug interactions and help patients take their medications as prescribed.

With respect to the opioid crisis, moving from paper-based prescribing to e-prescribing can help reduce the abuse of controlled substances like prescription opioids. E-prescribing enables providers to make use of enhanced security features that technology affords. For example, prescribers can transmit prescriptions for a controlled substance to pharmacies securely without the risk of alteration, copying or diversion.

As part of the Joint Statement of Action to Address the Opioid Crisis, announced on November 19, 2016, Canada Health Infoway committed to reduce the harm and costs of opioid-related fraud and misuse with the launch of PrescribeITTM, Canada’s national e-prescribing service. PrescribeITTM’s secure electronic transmission will ensure that prescriptions cannot be altered or forged and will provide value-added data to physician regulators, policy-makers and others.

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Public Education Programming and Surveillance for Legalized Cannabis

The Government of Canada remains committed to keeping marijuana out of the hands of children, and the profits out of the pockets of organized crime. As part of the Canadian Drugs and Substances Strategy, Health Canada will support marijuana public education programming and surveillance activities in advance of the Government’s plan to legalize cannabis by directing existing funding of $9.6 million over five years, with $1.0 million per year ongoing.

New Tax Relief for Caregivers

The current system of tax relief for caregivers is confusing and difficult to navigate, and does not serve Canadian families well. Budget 2017 proposes to simplify the existing system by replacing three existing tax credits with a single new Canada Caregiver Credit (see Chapter 4 for details).

This new, non-refundable credit will provide better support to those who need it the most: individuals caring for dependent relatives with infirmities (including persons with disabilities). The Canada Caregiver Credit will be more accessible and will extend tax relief to more caregivers—particularly those Canadians who provide care to dependent relatives who do not live with their caregivers. This measure will provide $310 million in additional tax relief over the 2016–17 to 2021–22 period.

TERRITORIAL HEALTH INVESTMENT FUND

Due to the high cost and logistical difficulties of delivering specialized health services to small, isolated communities, the territories face unique challenges in providing quality health care across the north. As a result, the territories often rely on costly air medical transport to ensure citizens have access to all medically necessary services.

Since 2014, the Territorial Health Investment Fund has been in place to support the transformation of territorial health systems to improve access to health services in the territories—particularly in the areas of mental health, chronic disease and children’s oral health—and reduce reliance on medical transport outside the region.

Budget 2017 proposes to invest $108 million over four years, starting in 2017–18, to renew and expand the Territorial Health Investment Fund. Of this amount, $25.6 million will be allocated to Yukon, $28.4 million to the Northwest Territories and $54 million to Nunavut. This funding will support territorial efforts to innovate and transform their health care systems and ensure northerners have access to the health care they need.

160	CHAPTER 3

SUPPORTING CANADA’S HIGH-PERFORMANCE ATHLETES

The Government of Canada is a proud supporter of amateur sport and is the single largest contributor to sport in Canada. Each year, the Government provides over $190 million to support sport development, sport excellence and hosting for the Canada Games and international single sport events.

Canadians are proud of the achievements of their high-performance athletes who represent Canada on the world stage. This past summer, the entire nation cheered on the accomplishments of our Rio 2016 Olympic and Paralympic athletes. The performances of our athletes are inspiring to all Canadians, especially young Canadians, and encourage everyone to enjoy the benefits of sport and recreation activities.

To help support Canada’s high-performance athletes, Budget 2017 proposes to provide $25 million over five years, with $5 million per year ongoing, to the Athlete Assistance Program. This program provides grants to high-performance Canadian athletes in the form of a living and training allowance, plus tuition and special needs assistance. This investment will increase annual funding to $33 million, an 18 per cent increase in current funding.

PART 2

FURTHERING PARTNERSHIPS WITH INDIGENOUS PEOPLES

“The Indigenous and Non-Indigenous Peoples of Canada have begun our own new walk together. And together we’ve taken the first steps in what we all know is going to be a multi-generational journey.”

—Justin Trudeau, Prime Minister of Canada,

Address to the Assembly of First Nations, December 6, 2016

Indigenous Peoples represent one of the fastest-growing groups in Canada. First Nations, Inuit and Métis continue to make important and diverse contributions within Canada, and will play a vital role in the future success of our country. Investing in Indigenous communities forms a significant part of our work toward reconciliation and it will benefit all Canadians.

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Building on an historic investment of $8.4 billion over five years in support of education, clean water and reconciliation, Budget 2017 proposes investments to:

•	Build, repair and improve infrastructure on-reserve and in Inuit communities (see Chapter 2).

•	Establish a new Indigenous framework for early learning and child care (see Chapter 2).

•	Provide support for post-secondary education, skills development and training for Indigenous Peoples (see Chapter 1).

•	Deliver better health outcomes for First Nations and Inuit.

•	Advance reconciliation.

•	Support strong Indigenous communities both on- and off-reserve.

Taken together, the proposed investments in Budget 2017 for First Nations, Inuit and Métis total $3.4 billion over five years and address areas of critical need. This includes the investments set out in Chapter 1 that will support the post-secondary education and training needs of Indigenous Peoples that will allow them to better access employment opportunities and improve their quality of life.

In addition, the Government continues to work collaboratively with First Nations to establish a new fiscal relationship that provides First Nations communities with sufficient, predictable and sustained funding. The Government and the Assembly of First Nations signed a Memorandum of Understanding in August 2016 committing to work in partnership to develop the new fiscal relationship.

Improving Education for First Nations On-Reserve

Budget 2016 announced an unprecedented funding increase of $2.6 billion over five years for primary and secondary education on-reserve. This includes support for the transformation of the education system on-reserve with the aim of improving education outcomes for First Nations children.

On December 16, 2016, the Government of Canada and the Manitoba First Nations Education Resource Centre announced the historic signing of an Education Governance Agreement for the creation of the Manitoba First Nations School System. This unique First Nations-designed school system, with funding and autonomy comparable to provincial school divisions, will be fully operational for the 2017–18 school year.

This agreement supports First Nations-led education transformation and reflects Canada’s commitment to support a high-quality and culturally relevant First Nations education system, developed and led by First Nations. The Government will continue to work with other First Nations to develop similar system transformations that will contribute to better futures for First Nations youth.

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What Success Will Look Like

The investments proposed in Budget 2017 will lead to:

•	Better access to health care on-reserve and improved health outcomes for First Nations and Inuit.

•	Improved mental wellness for First Nations and Inuit, particularly youth.

•	A reduction in the overrepresentation of Indigenous Peoples in the criminal justice system and corrections.

•	Increased opportunities for Indigenous Peoples to pursue post-secondary education and training.

Supporting Indigenous Women

Evidence has shown that Indigenous women systemically tend to be more vulnerable than non-Indigenous Canadians. For example, Indigenous women are more likely to be single mothers, they are more likely to have a low income, they are significantly overrepresented in the corrections system, and they are more likely to be the victims of violence. Budget 2017 investments in restorative justice, corrections and policing and the initiative to establish an Indigenous framework for early learning and child care will provide much-needed support to some of Canada’s most vulnerable people.

HEALTHIER FIRST NATIONS AND INUIT COMMUNITIES

Over recent decades, health outcomes have continued to improve for First Nations and Inuit, but they lag behind those of the broader Canadian population. Access to health services is a particular challenge for those living in remote and isolated communities. In addition, First Nations and Inuit experience rates of mental health challenges far beyond what is seen in other populations.

Budget 2016 Health Infrastructure Investments

Budget 2016 announced $270 million over five years, starting in 2016–17, for the construction, repair and improvement of health facilities on-reserve.

The construction of a health centre in Eel River Bar First Nation, New Brunswick has already been completed. It is the community’s first facility dedicated to health programming and will more than double the previous health space—which had to be shared with the band’s administrative office. The new centre will provide an expanded range of community health services, including maternal and child health, health promotion, disease prevention, immunization, and mental health and addictions services.

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Budget 2017 proposes to invest $828.2 million over five years, starting in 2017–18, to improve the health outcomes of First Nations and Inuit. This funding will make it easier for First Nations and Inuit to receive timely medical care—including mental health services. This amount includes $15 million in proposed funding for harm reduction measures that form part of the Canadian Drugs and Substances Strategy (see the section “Stronger Health Care and a Healthier Canada” in this chapter).

In order to give every family the best possible start in life, the proposed funding will also expand maternal and child health services for First Nations and Inuit families with children under the age of 6.

Maternal and Child Health

The Maternal Child Health Program is a successful home visiting program by nurses and family visitors designed to provide support to mothers and families with children ages 0-6. The program provides information, education and support for parenting skills, healthy child development, positive lifestyle changes, pre-conception health, improved maternal reproductive health and access to social supports, while integrating cultural values, customs and beliefs.

Budget 2017 also proposes to provide new funding for the Non-Insured Health Benefits Program—an important program that provides First Nations and Inuit with coverage for a range of medically necessary services that are not covered by other plans. This funding will make it easier for individuals and families to access culturally appropriate health care and mental health professionals, and it will expand the medical transportation benefit to ensure that expecting mothers do not have to travel alone if they require medical transportation outside the community to deliver their babies.

Table 3.1

Budget 2017 First Nations and Inuit Health Investments

millions of dollars

5-Year Total
Chronic and infectious diseases	50.2
Maternal and Child Health	83.2
Primary care	72.1
Mental wellness	118.2
Home and palliative care	184.6
Non-Insured Health Benefits Program	305.0
Drug strategy—harm reduction measures	15.0
Total	828.2

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Investing in Mental Health and Wellness

Since Budget 2016, the Government has announced funding of $69 million over three years, starting in 2016–17, to address pressing mental health and wellness needs. In Budget 2017, the Government is proposing an additional $204.2 million over five years to increase support for mental health services for First Nations and Inuit: $118.2 million for mental health programming; and $86 million for the Non-Insured Health Benefits Program to expand access to mental health professionals and—for the first time—make available the services of traditional healers to address mental health needs.

BUILDING STRONG INDIGENOUS COMMUNITIES

A Renewed Nation-to-Nation Relationship

A renewed nation-to-nation relationship with Indigenous Peoples will not happen overnight. While important first steps have been taken, the Government recognizes the hard work with Indigenous partners that lies ahead and remains committed to act.

In December 2016, the Prime Minister announced the establishment of new permanent bilateral mechanisms with the Assembly of First Nations and self-governing First Nations, the Inuit Tapiriit Kanatami and self-governing Inuit groups, and the Métis National Council and its governing members. The Prime Minister and key Ministers will meet annually with these groups to develop policy on shared priorities and monitor progress. On February 9, 2017, the Prime Minister, key Ministers and Inuit leaders signed a declaration to create a new Inuit-Crown Partnership Committee that will work to renew the relationship and promote prosperity for the Inuit. Budget 2017 proposes to invest $13.7 million over two years to support the establishment of these permanent mechanisms.

As part of the Government’s commitment to reconciliation with Indigenous Peoples, a Working Group of Ministers has been established that will be responsible for a review of laws, policies and operational practices to ensure that Canada is: meeting its constitutional obligations with respect to Indigenous and treaty rights; adhering to international human rights standards, including the United Nations Declaration on the Rights of Indigenous Peoples; and supporting the implementation of the Truth and Reconciliation Commission of Canada’s Calls to Action.

Budget 2017 proposes to provide $3.1 million over three years, starting in 2017–18, to the Privy Council Office, to establish a secretariat that will support the Working Group on the Review of Laws and Policies related to Indigenous Peoples.

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Budget 2017 also proposes to invest $84.9 million over the next five years, and $28.3 million per year ongoing, to build the governance capacity of the Métis National Council and its five provincial Governing Members. This will lay the foundation for a new relationship with Métis Peoples and support collaborative work with the federal government on moving toward Métis self-government and self-determination. Funding will also support Métis identification registries and the review of existing programs and services.

In addition, Budget 2017 proposes to provide $24 million per year, on an ongoing basis, to support the timely resolution of specific claims, in order to address past grievances related to historic treaties and other obligations.

Responding to the Truth and Reconciliation Commission of Canada’s Calls to Action

The Truth and Reconciliation Commission of Canada has challenged all Canadians with its Calls to Action to help address the legacy of Canada’s residential school system and advance the goal of reconciliation with Indigenous Peoples. The Government has committed to address each of the Calls to Action that fall under its purview. The proposed measures in Budget 2017 will build on the progress made to date and directly respond to the Calls for Action through:

•   Substantial investments in First Nations and Inuit health care.

•   Support for post-secondary education, skills, training and employment development.

•   Increased funding to support the preservation and revitalization of Indigenous languages.

•   Programing to reduce the overrepresentation of Indigenous Peoples in the criminal justice system and corrections.

In addition, the Prime Minister announced in December 2016 that the Government will enact an Indigenous Languages Act, co-developed with Indigenous Peoples, with the goal of ensuring the preservation, protection and revitalization of Indigenous languages.

Taking Steps to Preserve, Revitalize and Enhance Indigenous Languages and Cultures

The restoration of Indigenous languages and cultural traditions is fundamental to recognizing Indigenous identity and strengthening Indigenous communities. For this reason, Budget 2016 provided $55 million per year on an ongoing basis to support language and cultural programing in primary and secondary schools on-reserve. More recently, the Prime Minister announced that the Government will enact an Indigenous Languages Act, to be co-developed with Indigenous Peoples, with the goal of ensuring the preservation, protection and revitalization of Indigenous languages in this country.

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Budget 2017 is proposing to invest $89.9 million over the next three years to support Indigenous languages and cultures. This includes:

•

$69 million to significantly enhance the Aboriginal Languages Initiative. This new funding will support a range of activities such as developing learning materials, funding language classes and culture camps, and archiving Indigenous languages.

•

$14.9 million for Library and Archives Canada to support the digitization of existing Indigenous language and cultural materials. Funding would also support the development of an Aboriginal Oral Testimonies Project to document Indigenous heritage.

•

$6 million for the National Research Council Canada to develop, in collaboration with Indigenous stakeholders, information technology to preserve oral histories by converting speech to text, and creating other interactive educational materials.

The Government will continue to work with Indigenous Peoples on the development of a long-term comprehensive strategy to preserve and revitalize Indigenous languages and cultures, centred on the principle of Indigenous control.

Supporting the Revitalization of Indigenous Languages and Cultures

The Aboriginal Languages Initiative supports activities that provide Indigenous Peoples with a sense of connectivity to their culture, their language and their community. With support from the Initiative, the St. Mary’s First Nation in Fredericton, New Brunswick, has developed an adult language immersion program in Maliseet, a critically endangered Indigenous language. Participants receive oral instruction in Maliseet, both inside and outside of the classroom, and travel to numerous locations along the Saint John River that have both cultural and historical significance to Maliseet people.

The enhancement of the Aboriginal Languages Initiative in Budget 2017 will support many other projects like this across the country and make an important contribution to cultural and linguistic revitalization.

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Investing in Indigenous Youth and Sport

Sport is a powerful vehicle to support the health and well-being of Indigenous youth. The promotion of culturally relevant sport is also an important means to strengthen Indigenous identity and cultural pride.

To support this objective, Budget 2017 proposes to invest $18.9 million over five years, starting in 2017–18, and ongoing funding of $5.5 million every four years thereafter, to support Indigenous youth and sport. This investment will increase support for culturally relevant sport programming for Indigenous youth and children at the community level. It will also help to strengthen Indigenous leadership and ensure the national sport system is more inclusive of Indigenous Peoples through training and collaboration with the National Sports Organizations. This investment will also establish stable, ongoing funding for the North American Indigenous Games—the largest sporting and cultural gathering of Indigenous Peoples in North America. This high-profile event brings together over 5,000 participants to participate in traditional and mainstream sporting events and allows Indigenous youth to develop and showcase their athletic abilities while celebrating their heritage.

Promoting the Use of Restorative Justice Practices

The Government also remains committed to investing in the Indigenous Justice Program—formerly the Aboriginal Justice Strategy—which provides funding for community-based programs that use restorative justice approaches as an alternative to the mainstream justice system and corrections.

Budget 2017 proposes to invest $55.5 million over five years, starting in 2017–18, and $11.1 million per year ongoing, to provide long-term and stable investment in the program.

While Indigenous Peoples only comprise roughly 4 per cent of the population of Canada, they represent a quarter of the incarcerated population. Combined with increased investments to support the reintegration of Indigenous offenders, Budget 2017 represents an important step towards reducing the overrepresentation of Indigenous Peoples in the criminal justice system and corrections.

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Supporting Restorative Justice Practices for Indigenous Peoples

The current Aboriginal Justice Strategy has 197 community-based programs. In 2014–15, the program had about 9,000 referrals—that’s 9,000 individuals whose lives were positively affected by the program.

For example, Aki*, a 16-year-old girl from Saskatoon, was found spray painting local businesses. She was arrested and charged with mischief. Aki was referred to the Aboriginal Justice Strategy by the Crown Prosecutor working on her case. This meant that instead of facing a judge, Aki successfully completed a victim-offender mediation process, where both Aki and the local business owners came to a mutually-agreed-upon solution. She also completed some subsequent program obligations. Once Aki completed her program, she had an opportunity to directly address the people who were affected by her actions while also staying out of juvenile detention and ensuring that she has no criminal record.

Today, Aki is doing well—she is in high school, consistent with broader experience in the program she has not reoffended, and she is seeking employment. Aki continues to use the program when she needs extra support on her new path.

The revised Indigenous Justice Program recognizes that Indigenous offenders face unique challenges, and it allows for participants to address some of those underlying issues and turn their lives around, like Aki.

* Name has been changed to protect the confidentiality of the individual.

Rehabilitating and Reintegrating Past Offenders

To help communities rehabilitate and reintegrate past offenders, we need to close the gaps in services for Indigenous Peoples in the criminal justice system. A focus on reintegration will improve the ability of these individuals to meaningfully participate in their communities and get stable employment, and will reduce their likelihood of reoffending.

Budget 2017 proposes to help reverse the trend of Indigenous overrepresentation in Canada’s criminal justice system, and to help previously incarcerated Indigenous Peoples heal, rehabilitate and find good jobs by providing $65.2 million over five years, starting in 2017–18, and $10.9 million per year thereafter.

Policing Services in First Nations Communities

The First Nations Policing Program provides incremental investments to support policing in Indigenous communities. Budget 2017 proposes to provide an investment of $81.6 million over five years, starting in 2018–19, to address the most immediate needs of Indigenous police forces, while the Government examines ways to increase the effectiveness of this program.

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Supporting Indigenous Participation in Fisheries

Sustainable fisheries businesses create many well-paying jobs in coastal and remote Indigenous communities. Budget 2017 proposes to provide $250 million over five years, and $62.2 million ongoing, to Fisheries and Oceans Canada to renew and expand the successful Pacific and Atlantic integrated commercial fisheries initiatives and to augment Indigenous collaborative management programming. These measures will create more jobs in Indigenous communities and will create opportunities for Indigenous women and families to succeed, while supporting the sustainability of aquatic resources and ocean habitats.

Launching an Indigenous Guardians Pilot Project to Promote Environmental Stewardship of Indigenous Lands

Indigenous Peoples are leaders in environmental stewardship, sustainable development, and the management of natural resources on their lands. Budget 2017 proposes to provide $25 million over five years, starting in 2017–18, to support a pilot Indigenous Guardians Program. Over the coming months, the Ministers of Indigenous and Northern Affairs and Environment and Climate Change will develop a proposal for the pilot. This initiative will give Indigenous Peoples greater responsibility and resources to manage their traditional lands and waterways and will facilitate partnership with Indigenous communities in monitoring ecological health, maintaining cultural sites, and protecting sensitive areas and species. Not only will this initiative benefit shared natural and cultural heritage, it will grow economic and social prosperity.

Tailored Programs and Services to Support Indigenous Peoples Living in Urban Centres

More than half of the Indigenous Peoples in Canada live in urban centres. The Urban Indigenous Strategy—formerly the Urban Aboriginal Strategy—supports Indigenous service centres in major urban areas that provide a one-window approach to programs and services for First Nations, Inuit and Métis Peoples. These centres are tailored to meet the needs of women and men that live in particular communities. For example, these centres can offer training and skills programs, day care programs, parenting programs, and other specific programs that help meet the needs of urban Indigenous Peoples and support their transition to life in the city. Budget 2017 proposes to continue to invest in the program with funding of $118.5 million over five years.

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Progress to Date

The Government of Canada is committed to advancing reconciliation with Indigenous Peoples through a renewed nation-to-nation relationship based on recognition of rights, respect, co-operation and partnership as the foundation for transformative change. Progress to date toward this goal includes:

•	Constructing, planning or renovating nearly 6,000 housing units on-reserve.

•	Fully lifting 18 long-term boil water advisories, with 201 projects underway that will lead to the elimination of remaining long-term advisories by March 2021.

•	Moving forward on 125 school projects in 105 communities serving more than 135,000 people.

•	Initiating urgent repairs and renovations for 209 child care centres that will be completed in 2017.

•	Launching exploratory tables to discuss innovative approaches to address rights to advance self-determination.

•	Working with five First Nations to successfully transition from the election provisions of the Indian Act to the First Nations Elections Act.

•	Engaging with First Nations to improve education on-reserve from kindergarten to grade 12, resulting in a December 2016 agreement to establish a First Nations School System in Manitoba.

•	Improving the welfare of First Nations children by providing funding for First Nations Child and Family Services and to support implementation of Jordan’s Principle.

•	Launching engagement on the design of a National Council for Reconciliation.

•

Initiating annual summits with the Prime Minister, key Ministers and First Nations, Inuit and Métis leadership to establish policy priorities as part of new permanent bilateral mechanisms with these groups.

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Historic Investment in Indigenous Programs

The historic investment of $8.4 billion over five years made in Budget 2016 marked an important first step in advancing reconciliation. Budget 2017 proposes to build on this momentum with investments in a range of critical areas, notably infrastructure and health care. As a result, by 2021–22, total federal government spending on programs for First Nations, Inuit and Métis in Canada will increase from over $11 billion in 2015–16 to over $14 billion in 2021–22, an increase of 27 per cent.

New Fiscal Relatonship With First Nations

The Government committed to work to establish a new fiscal relationship that gives First Nations communities sufficient, predictable and sustained funding. In August 2016, the Government and the Assembly of First Nations signed a Memorandum of Understanding to work together on this new fiscal relationship. The Government also continues to work in partnership with self-governing First Nations. The new fiscal relationship will form the foundation for positive impacts in the daily lives of First Nations peoples.

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PART 3

GREATER SUPPORT FOR CANADA’S VETERANS AND THEIR FAMILIES

Canada’s women and men in uniform have served our country with bravery, honour and dignity—putting their lives at risk to protect the values we cherish most. Our veterans deserve our greatest recognition and respect for their service.

The Government is committed to ensuring that it delivers the programs and services our veterans—and their families—need for a seamless and successful transition from military to civilian life.

Last year, Budget 2016 invested $5.6 billion over six years to give more money to veterans with injuries or illnesses incurred during military service. In particular, Budget 2016:

•	Raised income replacement under the Earnings Loss Benefit to 90 per cent of pre-release salary for veterans who require rehabilitation or cannot return to work.

•	Expanded access to higher grades of the Permanent Impairment Allowance to better support veterans who have had their career options limited by a service-related illness or injury.

•	Increased compensation for pain and suffering by increasing the Disability Award to a maximum of $360,000 in 2017.

These measures represent a significant investment that will ensure that disabled veterans who are unable to return to the workforce because of their injuries receive higher lifelong financial support.

Budget 2016 also restored critical access to services for veterans by:

•	Reopening nine service offices across the country, opening an additional service office and expanding outreach to veterans in the north.

•	Hiring additional case managers to reduce the client-to-case manager ratio to no more than 25:1 to help veterans make successful transitions to civilian life.

The Government has been actively consulting with the veterans’ community—from coast to coast to coast—to better understand the problems and challenges facing Canadian veterans and their families throughout their lives.

Building off these constructive conversations, Budget 2017 proposes measures to:

•	Help veterans transition from military service to civilian life.

•	Better support the families of ill and injured veterans, including caregivers.

•	Invest in mental health services and care for veterans at risk.

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These measures are informed by mandate commitments, stakeholder consultations, as well as the work of the Veterans Ombudsman. A recent status update from the Ombudsman highlighted the achievements of his office, noting that:

“Out of the 57 recommendations that were developed in collaboration with Veterans’ advocates and organizations, 37 have been fully or partially implemented and 20 are waiting to be addressed. Six of the items in the Minister of Veterans Affairs’ Mandate Letter are based on my recommendations, and three of these were addressed in Budget 2016.”

— Guy Parent, Veterans Ombudsman The Hill Times, February 20, 2017

What Success Will Look Like

•	More veterans getting the skills, training and education they need for civilian employment.

•	Better support for families of ill and injured veterans, including caregivers.

•	Partnerships with third-party organizations to lead and pilot innovative projects for veterans.

•	Better knowledge of how to prevent, assess and treat mental health issues.

FURTHER ENHANCING LIFELONG FINANCIAL SUPPORT FOR OUR ILL AND INJURED VETERANS

Budget 2016 took an important step to significantly boost the Disability Award, the Earnings Loss Benefit and the Permanent Impairment Allowance for veterans—as recommended by the Veterans Ombudsman. Nevertheless, the financial supports for disabled veterans remain unnecessarily complex. Canada’s veterans deserve a simple, straightforward and understandable benefits system that better meets their needs.

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The Government of Canada will take further action to simplify these programs to better meet the needs of veterans. Specifically, the Government will move forward with its plan to fulfill its commitment to re-establish lifelong pensions as an option for injured veterans. This will provide an option for injured veterans to receive their Disability Award through a monthly payment for life, rather than in a one-time payment. This change to the Disability Award is something that the veterans’ community has long advocated for and the Government remains committed to delivering. The Government has made considerable progress in its work to develop the pension for life option and will announce further details this year.

Moving forward, the Government will continue to work with the veterans’ community to examine the best way to streamline and simplify the system of financial support programs currently offered to veterans.

CLOSING THE SEAM—SUPPORTING CANADIAN ARMED FORCES MEMBERS AND VETERANS

During cross-country consultations, veterans and stakeholders consistently reported that their programs and benefits are complex, confusing and stressful to navigate. For example, Canadian Armed Forces members and veterans do not know if post-traumatic stress disorder support should come from the Department of National Defence (DND) or Veterans Affairs Canada (VAC), or who they should go to if they require family support. To confuse matters further, there are often overlapping programs that exist between DND and VAC and as a result, too many Canadian Armed Forces members and veterans face long wait times or fall through the cracks.

To address this, VAC and DND have engaged in a joint effort to examine the best way to streamline and simplify the dual support systems at VAC and DND.

Budget 2017 announces that the Government will be undertaking a transformation of both DND and VAC programs to ensure our women and men in uniform have a better transition from the Canadian Armed Forces to VAC. The Government will initiate a convergence action plan that will see VAC and DND addressing the overlap and gaps that currently exist for Canadian Armed Forces members released from the military. The plan will also simplify benefits so that veterans will have a streamlined, client-centric process that is easier to navigate, gets veterans their services quicker and helps them transition to civilian life.

These efforts will contribute significantly to building a new relationship of trust with Canadian Armed Forces members, veterans and their families.

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A NEW VETERANS’ EDUCATION AND TRAINING BENEFIT

After putting themselves in harm’s way in service to our country, our women and men in uniform deserve a successful transition to civilian life. A smooth transition is vital for the overall well-being of our veterans and their families.

To help, Budget 2017 proposes to amend legislation to create a new Education and Training Benefit. In short, this benefit would provide more money for veterans to go to college, university or a technical school after they complete their service, through an investment of $133.9 million over six years, starting in 2016–17, and $10.3 million per year ongoing.

The new program would begin in April 2018 for veterans honourably released on or after April 1, 2006. Veterans with 6 years of eligible service would be entitled to up to $40,000 of benefits, while veterans with 12 years of eligible service would be entitled to up to $80,000 of benefits.

ENHANCING CAREER TRANSITION SERVICES

In addition to providing more money for veterans to go back to school, Budget 2017 proposes to amend legislation to enhance the Career Transition Services Program. This measure would equip veterans, Canadian Armed Forces members, survivors, and veterans’ spouses and common-law partners with the tools they need to successfully navigate and transition to the civilian workforce. The services offered would be expanded to include coaching and job placement assistance, all of which would be provided through a national contractor starting in April 2018. The investment would total $74.1 million over six years, starting in 2016–17, and $4.5 million per year ongoing.

How Veterans Will Benefit

David is a 32-year-old Canadian Armed Forces member who will be released in the summer of 2018 after 12 years of service in the Regular Force as an ammunition technician. He is planning on going back to school full-time for a three-year college course to become a civil engineering technician. He will receive an education benefit of $20,000 per year for each of those three years. Depending on his family income, David could also be eligible to receive student grants and loans through the Canada Student Loans Program. In addition, David can access employment services such as career counselling and job-search training under the Career Transition Services Program to assist him in re-entering the labour force following the completion of his studies.

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CAREGIVER RECOGNITION BENEFIT

Informal caregivers—who are often family members—play an integral and irreplaceable role in supporting ill and injured veterans after they leave service. Yet the sacrifices informal caregivers make for their loved ones are not being properly recognized.

Budget 2017 proposes to amend legislation and invest $187.3 million over six years, starting in 2016–17, and $9.5 million per year ongoing, to create the Caregiver Recognition Benefit for modern-day veterans. This benefit would replace the existing Family Caregiver Relief Benefit and would provide a more generous non-taxable $1,000 monthly benefit payable directly to caregivers to better recognize and honour the vital role they play.

ELIMINATING VOCATIONAL REHABILITATION TIME LIMITS FOR VETERANS’ SURVIVORS AND SPOUSES

When a soldier serves in the Canadian Armed Forces, their family serves with them.

Military families deal with anxieties and challenges that most Canadians will never have to face, with spouses, common-law partners and family members often sacrificing job and educational opportunities. These burdens are compounded when veterans die as a result of a service-related injury, or when veterans have permanent service-related injuries that prevent them from returning to work.

Currently, vocational rehabilitation programs are available to eligible survivors and spouses, but there is a one-year time limit for application from the death of a veteran or when a veteran is determined to be permanently disabled. The veterans’ community has shared that this time limit does not recognize the fact that it can take more than one year to adjust to the death or permanent disability of a veteran. Quite simply, survivors and spouses need more flexibility to use the supports that are available to them. The one-year time limit represents added stress for military families experiencing traumatic transitions.

To recognize this and to ensure that military families have the time they need to adjust to new and difficult circumstances, Budget 2017 proposes to invest $23.8 million over six years, starting in 2016–17, and $2.1 million per year ongoing, to eliminate the one-year time limit for eligible spouses and survivors as of April 1, 2018 so that they are able to apply to the Rehabilitation and Vocational Assistance Program whenever they are prepared to return to work.

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EXPANDING ACCESS TO THE MILITARY FAMILY RESOURCE CENTRES FOR MEDICALLY RELEASED VETERANS’ FAMILIES

Military families are faced with long separations from loved ones, the spectre of relocation and the inherent risk that accompanies all those who serve. Canada has a long history of supporting its military families, and the Military Family Resource Centres are an important part of that effort.

The Military Family Resource Centres provide the kind of help and support that the families of the women and men in active military service need most. For example, it connects families to mental health and wellness programs and it helps military spouses find jobs or acquire new skills.

To recognize the vital role played by the families of veterans living with physical and mental health issues as a result of their service, Budget 2017 proposes to invest $147.0 million over six years, starting in 2016–17, and $15.0 million per year ongoing, to expand access to the Military Family Resource Centres for the families of veterans medically released from April 2018 onwards. This would increase the availability of the Military Family Resource Centres for medically released veterans from 7 locations under the current pilot to all 32 locations across the country.

In addition, in order to better support veterans and their families, Budget 2017 proposes to invest $22.4 million over three years, starting in 2017–18, in an outreach strategy to ensure they are informed of the range of supports available to them.

CREATING A CENTRE OF EXCELLENCE ON POST-TRAUMATIC STRESS DISORDER AND RELATED MENTAL HEALTH CONDITIONS

Our women and men in uniform are often exposed to traumatic stress, which can lead to psychological injuries. Post-traumatic stress disorder (PTSD) is a very serious mental health issue, which negatively affects our veterans and their families.

In order to improve the well-being of our veterans living with PTSD, Budget 2017 proposes to create a Centre of Excellence on PTSD and related mental health conditions. The Centre would have a strong focus on the creation and dissemination of knowledge on prevention, assessment and treatment of PTSD and related mental health conditions for veterans and Canadian Armed Forces members. Budget 2017 proposes to invest $17.5 million over four years, starting in 2018–19, and $9.2 million per year ongoing, to ensure the Centre has the tools it needs to make a difference in the lives of our veterans.

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VETERAN AND FAMILY WELL-BEING FUND

Veterans’ organizations are often best placed to understand the needs of veterans and develop innovative programs to improve their quality of life.

Building on this, the Government proposes to establish a Veteran and Family Well-Being Fund that would support the creation of innovative services and support specifically tailored to improving the quality of life for our veterans. Budget 2017 proposes to provide $13.9 million over four years, starting in 2018–19, and $3.5 million per year ongoing, to Veterans Affairs Canada to foster innovation across the public, private and academic fields. This Fund would select proposals put forward by organizations to conduct research and develop or implement a wide range of innovative programs that will make a real difference in the lives of Canada’s veterans and their families.

VETERAN EMERGENCY FUND

There may be times when veterans and their families do not have immediate access to the food, shelter or medication they need. To help these families when they need it the most, Budget 2017 proposes to provide $4 million over four years, starting in 2018–19, and $1.0 million per year ongoing, to help Veterans Affairs Canada address the urgent situations faced by Canada’s veterans and their families.

PART 4

UPHOLDING CANADA’S PLACE IN THE WORLD

In Canada, we have made the choice to build an economy that works for everyone. We strive to provide equal opportunities to women and men while being open to the world—welcoming new ideas, creative ways of thinking and a diversity of cultures.

Canada will continue its commitment to free trade, which has helped build our strong, optimistic middle class, and delivered sustainable economic growth.

Over the past year, Canada has strengthened relationships with our top trading partners and is taking final steps to put in place the Canada-European Union Comprehensive Economic and Trade Agreement (CETA), opening up the second-largest single market in the world to Canadian goods and services.

Canada is active on the world stage, working for peace, security and prosperity through:

•	A meaningful and more effective contribution to stabilization in the Middle East.

•	Continued engagement in Latvia as part of North Atlantic Treaty Organization assurance and deterrence measures to promote security and stability in Central and Eastern Europe.

•	International assistance focused on women and girls to strengthen their empowerment and protect their rights.

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•	Major contributions to the Global Fund Replenishment, to help fight AIDS, tuberculosis and malaria.

•	The resettlement of more than 40,000 Syrian refugees as of January 2017.

As a global leader, Canada has a responsibility to demonstrate the benefits of a more open, interconnected world, and to implement policies that will create more opportunities for Canadians and people around the world.

CANADA-UNITED STATES RELATIONSHIP

The relationship between Canada and the United States is unique and unparalleled. This deep, long-standing partnership is founded in shared geography, common values and interests, and one of the largest, most comprehensive trading relationships in the world. It extends from the national level, to the provincial and municipal, to countless ties of friendship, family, sport, culture and commerce between individuals. On countless occasions, Canadians and Americans have stood shoulder to shoulder in defence of our shared values, both at home and around the world.

Our economic links are greatly beneficial to both Americans and Canadians, supporting growth and millions of middle class jobs on both sides of the border. A majority of U.S. states count Canada as their largest export market, with more than $2 billion in two-way trade flowing across the border each day—much of that in the form of U.S. manufactured goods purchased by Canadians. Together with our American partners, we are building a 21st century border through initiatives that will expedite the legitimate—and vital—flow of people, information and goods across our shared border.

Canada and the United States share the goals of mutual energy security, a robust and secure energy grid, and up-to-date, resilient energy infrastructure. We continue to work closely with our American counterparts on clean energy innovation, including by supporting major energy infrastructure projects that further economic growth while protecting and preserving the environment. We will continue to build on the long-standing environmental cooperation between Canada and the U.S. to address climate change, as well as enhance the quality of our air and water. Likewise, we continue to work towards a new softwood lumber trade agreement that will be fair and helpful to consumers and businesses on both sides of the border.

The Government of Canada has also reorganized some internal operations and deployed new resources to cross-border files. Our whole-of-government approach is founded on a commitment to free, fair trade, protecting Canadians’ economic interests and upholding Canadian values.

In sum, the partnership between Canada and the United States is unique and a model to the world. We are committed to preserving and strengthening cross-border ties, for the benefit of our mutual prosperity and security.

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GROWTH AND DEVELOPMENT IN ASIA

Canada’s success depends on trade. Strong trade relationships create more opportunities for middle class Canadians to succeed and prosper. The Government is prioritizing trade and investment with key markets in Asia, including China, India, and Japan, to deepen Canada’s ties with Asia and bolster commerce.

Last September, the Prime Minister and Alibaba Group Executive Chairman Jack Ma launched the “Canadian Pavilion” on Alibaba’s online shopping site. The Pavilion connects many Canadian companies to the over 400 million consumers in the Chinese market who use Alibaba, helps brand Canadian products and services, promotes Canadian culture and tourism, creates new business opportunities for Canadian small and medium-sized enterprises and other partners, and is evidence of the large—and growing—appetite for Canada in Asia.

Budget 2017 proposes to invest $256 million over five years for Canada to join the Asian Infrastructure Investment Bank (AIIB) in order to build our multilateral engagement with countries around the world. Canada’s membership at the AIIB will support inclusive, sustainable economic growth in Asia and beyond, by promoting investments in high quality infrastructure projects, including in transportation and energy. This will enhance crucial trade links, support economic growth and offer Canadian firms new commercial opportunities.

As the first North American country to apply for membership at the AIIB, Canada is demonstrating our strong engagement in multilateral institutions, and will commit to playing a unique and constructive role in supporting the Bank’s operations and governance. The Government will introduce federal legislation to operationalize Canada’s membership at this institution in 2017.

CANADA-EUROPEAN UNION (EU) COMPREHENSIVE ECONOMIC AND TRADE AGREEMENT

In February 2017, the European Parliament voted to approve the implementation of the Canada-EU Comprehensive Economic and Trade Agreement (CETA), which was signed by leaders last October. CETA sets a new bar for progressive trade agreements that create good-paying middle class jobs, give consumers more choice and protect both workers and the environment.

Canada and the EU will now complete their respective legislative and regulatory processes that will bring virtually all significant parts of the Agreement into force by the spring of 2017. This agreement sets the stage for an even stronger relationship with the EU, which will create greater opportunities for the middle class in Canada and in Europe by opening our respective markets. This will give Canadian firms a competitive edge in the EU, the world’s second-largest single market, helping to drive demand for Canadian goods.

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The ratification and implementation of this agreement will provide Canada with access to the EU’s more than 500 million consumers. Canadian workers throughout the country stand to benefit significantly from increased access to this 28-country market, which generates $20 trillion in annual economic activity. It will also help reinforce the importance of trade and open markets as a way to create more opportunities—both at home and around the world.

A COMPREHENSIVE APPROACH TO INTERNATIONAL ASSISTANCE

Canada has a history of providing help to the world’s poorest and most vulnerable. Canadians understand that a more peaceful, stable world is a safer world for Canada, too.

In 2016, the Government of Canada initiated a comprehensive review of its international assistance support. The review searched for ways to improve the impact and effectiveness of Canada’s foreign aid spending. The forthcoming policy framework will outline how Canada can best refocus its international assistance on the poorest and most vulnerable and help realize tangible progress on the 2030 Agenda for Sustainable Development.

As part of this new approach to international assistance, the Government of Canada will provide $650 million in funding to address gaps in sexual and reproductive health and rights in the world’s poorest and most vulnerable communities. This represents a doubling of Canada’s current funding commitment, and will give more women access to the quality health care, modern contraception, and sexual education and prevention services they need to retain control over their bodies, and exercise their rights.

Beginning in 2017, the Government will work to implement new changes that will modernize our approach to deliver better results, improve transparency and foster greater innovation.

Innovative Development Finance

Canada has always embraced innovative approaches to bring the greatest benefit to people facing challenges and hardship around the world. To this end, the Government will launch a new Development Finance Institution, capitalized at $300 million, that will support sustainable development and poverty reduction in developing countries.

The Development Finance Institution will promote economic growth, create jobs, advance women’s economic empowerment and reduce poverty in areas where alternative financing is scarce. The Development Finance Institution will be established as a wholly owned subsidiary under Export Development Canada and it will expand Canada’s ability to make an impact where it is needed the most.

The Government will also introduce legislative amendments to transfer certain World Bank Group development programs currently under the Minister of Finance to the Minister of Foreign Affairs.

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IMPROVING MARKET ACCESS FOR THE WORLD’S LEAST DEVELOPED COUNTRIES

For over 30 years, Canada has offered duty-free access for products imported from least developed countries (LDCs) as a means of promoting economic growth where its need is greatest. These duty-free benefits are subject to certain origin rules to ensure that benefits actually go to the LDCs.

Budget 2017 proposes changes to these origin rules to allow more apparel products imported from LDCs into Canada—particularly from Haiti—to benefit from duty-free treatment. This measure will result in an estimated $17 million in forgone tariff revenues for the Government over five years.

HELPING BUILD A SAFER AND MORE PROSPEROUS WORLD

Canada is committed to playing a strong and constructive role to create a safer and more prosperous world.

As a leading member of NATO, Canada has always deployed our troops and equipment when and where they are needed most. In July 2016, the Prime Minister announced Canada would lead a robust multinational NATO battlegroup in Latvia as part of the Alliance’s enhanced Forward Presence in Eastern Europe—Canada’s largest sustained military presence in Europe in more than a decade—at a cost of $348.6 million over three years. In addition, Canada has renewed Operation UNIFIER, its support for Ukraine’s efforts to maintain sovereignty, security and stability, at a cost of $29 million per year for two years.

The Government has also committed to restoring Canada as a leader in international peace operations with the United Nations. Up to 600 well-trained Canadian military personnel have been pledged for possible deployment as part of a broader whole-of-government approach that includes political, security, development and humanitarian responses to conflict situations.

In 2017, Canada will also join the international Arms Trade Treaty. This agreement ensures that countries have effective systems in place to control the international trade of weapons so that they are not used to support terrorism, organized crime, gender-based violence or human rights abuses. Budget 2017 proposes to invest $13 million over five years to allow Canada to implement this treaty and further strengthen its export control regime.

These initiatives build on significant government efforts to promote peace through security, stabilization, humanitarian and development assistance—including more than $1.6 billion over three years, starting in 2016–17. This investment in peace and stability was committed in February 2016 to respond to the ongoing crisis in Iraq and Syria, and its impact on the region.

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Canada’s contribution to a more peaceful world not only helps the millions of people affected by conflict, it also provides greater security and economic growth for Canadians here at home. In addition, our contribution to peacekeeping will give Canada an important opportunity to share some of our core values—including gender equality and women’s empowerment—with different parts of the world. As a result, the world’s most vulnerable, especially women and children, will be better protected from conflict and sexual and gender-based violence.

PROTECTING THE INTEGRITY OF CANADA’S ASYLUM SYSTEM

Canada’s asylum system must strike a balance between providing protection to those fleeing persecution and ensuring that the system is not abused through fraudulent claims. To help ensure the integrity of Canada’s asylum system, Budget 2017 proposes to provide $29.0 million over five years, starting in 2017–18, and $5.8 million per year thereafter, to make permanent the Reviews and Interventions Pilot Project.

This initiative allows Immigration, Refugees and Citizenship Canada to intervene during asylum hearings in order to ensure the integrity and credibility of the information provided, which helps protect the asylum system from fraudulent claims.

BETTER LEGAL AID SERVICES FOR ASYLUM SEEKERS

As an open society, Canada offers protection to asylum claimants who fear persecution and who are unwilling or unable to return to their home country.

Immigration and refugee legal aid services provide legal advice, information and representation to eligible asylum claimants. These services both help asylum seekers establish their claims at the Immigration and Refugee Board, and contribute to fair and timely decisions. Budget 2017 proposes to provide $62.9 million over five years, starting in 2017–18, and $11.5 million per year thereafter, to enhance the delivery of immigration and refugee legal aid services, in partnership with the provinces and territories.

Welcoming Yazidi Refugees and Other Survivors of Daesh

The sufferings of the Yazidi peoples in northern Iraq and Syria at the hands of Daesh—in particular, the abduction and enslavement of Yazidi women and girls—have generated international concern and condemnation. To provide protection to this vulnerable group, on February 21, 2017, the Government announced that it would resettle approximately 1,200 survivors of Daesh, including vulnerable Yazidi women and children and their families, in 2017. The Government is providing funding of $27.7 million over three years, starting in 2017–18, for this initiative.

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BUILDING ON CANADA’S GLOBAL COOPERATION

In an increasingly interconnected world, having a stable and thriving global economy is a key ingredient to help the middle class and those working hard to join it.

Canada will continue to play a leading role in the development of international policy actions to support a prosperous global economy as co-chair of the Group of 20 (G20) Working Group on the Framework for Strong, Sustainable and Balanced Growth—a role that Canada has held since the launch of the Framework in 2009.

Furthermore, the Bretton Woods institutions (the International Monetary Fund and World Bank Group) are essential anchors for promoting stronger global economic growth and financial stability, and advancing critical poverty reduction objectives. The Government will introduce legislative amendments to update the Bretton Woods and Related Agreements Act to facilitate Canada’s ongoing effective membership in these vitally important international institutions.

Whenever and wherever required—including within the Bretton Woods institutions—Canada will continue to advocate for women and girls to have equal rights and representation, and fair access to all leadership positions and opportunities.

DELIVERING A MODERN, MORE AGILE, BETTER-EQUIPPED MILITARY

The Government of Canada is committed to ensuring the Canadian Armed Forces has the tools it needs to defend Canada and North America, and to contribute with our allies to a wide spectrum of operations globally.

Canada is moving forward with significant capital investments in our military. A modern fighter jet fleet is essential for defending Canada and Canadian sovereignty—especially in our northern skies. The Government has announced a plan to replace Canada’s legacy fleet of CF-18 fighter aircraft. It will launch an open and transparent competition to replace the fleet within its current mandate, and explore the acquisition of 18 new Super Hornet aircraft to supplement the CF-18s until the permanent replacement arrives. The Government is also procuring a new fleet of fixed-wing search and rescue aircraft, which will offer significant capability improvements in search and rescue missions across Canada’s vast and challenging territory, including the Arctic.

There is also tangible progress in the recapitalization of the naval fleet through the National Shipbuilding Strategy. A competitive process was launched and Irving Shipbuilding International was chosen to build the next generation of combat ships for the Royal Canadian Navy. Construction is already underway on two Harry DeWolf Class Arctic/Offshore Patrol Vessels and a competition has been launched to choose the design for the Canadian Surface Combatant.

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These projects represent an important contribution towards the Government’s goal of delivering a modern, more agile and better-equipped military.

For the purposes of fiscal planning, funding to support large-scale capital projects for defence is set aside in the fiscal framework and managed on an accrual basis. Total funding available to National Defence for large-scale projects is $83 billion over the next 30 years. To ensure that funding is available when key capital acquisitions are to be made, funding that is not yet allocated to specific projects, or that cannot be spent due to unforeseen delays in planned projects, may be moved forward into the future when it will be needed.

The reallocation of $8.48 billion of funding from the 2015–16 to 2035–36 period to future years is required to accommodate two key capital projects: the procurement of fixed-wing search and rescue aircraft, and the modernization of light armoured vehicles that were originally scheduled to receive only partial upgrades. While there is sufficient funding available for these projects, the expected profile of large-scale capital funding does not align with the timing of expenditures associated with these projects.

The Government will soon release a new defence policy for Canada, following substantive public consultation and extensive analysis. It will be more rigorously costed than any previous defence policy. It will commit the level of investment required to restore the Canadian Armed Forces to a sustainable footing with respect to finances, capital and people, and equip the Forces to meet the challenges of the coming decades.

Defence Policy Review

Over the past year, the Government of Canada undertook an unprecedented open and transparent process to create a new defence policy that will set out how the Government will support and employ the Canadian Armed Forces to defend Canadian interests and contribute to a more peaceful world.

Between April and July 2016, the Department of National Defence conducted public consultations, receiving nearly 20,200 submissions through an online portal, while engaging directly with defence experts, industry representatives, academia, Indigenous leaders, and international allies and partners. The input received from these consultations has been reviewed and is being used to inform the development of Canada’s new defence policy.

As part of this process, the Government is considering the funding that will be required to implement the Defence Policy Review. A key objective will be to provide the military with stable and predictable budgets that will enable effective long-term planning. A comprehensive overview of long-term funding for the Department of National Defence will be provided when the policy is released in the coming months.

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PART 5

SAFETY AND SECURITY FOR CANADIANS

Canada is fundamentally a safe and peaceful country. It is a big part of what makes Canada a great place to invest, grow a business and raise a family. At the same time, emergencies and threats to Canada—and to Canadians—can occur at any time.

To ensure that Canada remains a safe and secure place to live, and to protect the interests of all Canadians, the Government is committed to taking action. This includes taking steps to address gender-based violence, modernizing Canada’s corrections system, strengthening the family justice system, building a strong judiciary, ensuring access to federal court decisions, addressing delays in access to federal courts, protecting Canada’s critical infrastructure, and honouring our community heroes.

A NEW NATIONAL STRATEGY TO ADDRESS GENDER-BASED VIOLENCE

For too many Canadians, violence is a real—sometimes daily—threat. This is especially true for women. Although there has been a decline in overall violence in Canada over the past 30 years, women are still more likely than men to experience the most severe forms of spousal violence, one of the most commonly reported forms of violence against women in Canada.

Violence affects people from all backgrounds, with Indigenous women, children and youth, and LGBTQ2 and gender non-conforming people at greater risk of experiencing gender-based violence.

Gender-Based Violence Is a Persistent Problem

Statistics on gender-based violence are complex, in many cases because of the stigma experienced by survivors and how these cases are handled by the criminal justice system. Some forms of gender-based violence are on the rise and others have shown no decrease—but overall, available data shows a decline in the rate of gender-based violence. Improved data is necessary to better understand the prevalence and impact of sexual assault in Canada.

• Underreporting is common for survivors of sexual assault. Available data shows that rates of sexual assaults have remained constant; however, there could be an underestimation of the problem.

• Over a two-year period, police reports of child pornography more than doubled—from 2,818 to 4,314 incidents.

• Recent media investigations have shed light on unfounded sexual assault cases, indicating that the national dismissal rate could be as high as one out of every five sexual assault allegations.

•    Women and girls are more likely to be victims of human trafficking for the purposes of sexual exploitation and are the predominant victims of violent cybercrime incidents, particularly those involving sexual violation.

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Budget 2017 proposes to invest $100.9 million over five years, starting in 2017–18, and $20.7 million per year thereafter, to establish a National Strategy to Address Gender-Based Violence. The Strategy will create a centre of excellence within Status of Women Canada, to better align existing resources to address gender-based violence, and include measures that will be implemented by the Royal Canadian Mounted Police and the Department of National Defence. The Government is committed to helping ensure that all Canadians have the opportunity to live in safe, supportive and inclusive communities.

Additional details on the Strategy will be announced in the coming months.

Support for the Prime Minister’s Special Advisor on LGBTQ2 Issues

To ensure that the Government continues to advance the rights of the LGBTQ2 community, the Government will establish an LGBTQ2 Secretariat within the Privy Council Office (PCO). The new secretariat will support the work of the Prime Minister’s Special Advisor on LGBTQ2 issues in delivering on his mandate to provide advice on the development and coordination of the Government’s LGBTQ2 agenda. This work includes engaging with LGBTQ2 organizations from across the country to promote equality, protect the rights of LGBTQ2 Canadians and address discrimination against them—both historical and current. Budget 2017 proposes to provide $3.6 million over three years, starting in 2017–18, to PCO to support the Government’s initiatives on LGBTQ2 issues.

MODERNIZING OUR CORRECTIONS SYSTEM

In response to recommendations made by the Auditor General of Canada, the Office of the Correctional Investigator, the Truth and Reconciliation Commission of Canada, and the Coroner’s Inquest Touching the Death of Ashley Smith, the Government is making targeted investments to modernize Canada’s corrections system, address Indigenous overrepresentation in Canada’s prisons (see Part 2 of this chapter) and provide greater mental health supports for vulnerable offenders.

Improving Mental Health Supports for Inmates

Over 70 per cent of male offenders and more than half of women offenders have identified mental health issues. To ensure that offenders with mental health needs receive proper care, Budget 2017 proposes to invest $57.8 million over five years, starting in 2017–18, and $13.6 million per year thereafter, to expand mental health care capacity for all inmates in federal correctional facilities.

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RECOGNIZING OUR COMMUNITY HEROES

The Government recognizes the central role that public safety officers play in keeping Canadians safe. Budget 2017 proposes to provide $80 million over five years, starting in 2018–19, and $20 million thereafter, to support the establishment of a tax-free Community Heroes benefit to be implemented in cooperation with provinces, territories and municipalities. This benefit will support the families of public safety officers who have fallen in the line of duty.

STRENGTHENING THE FAMILY JUSTICE SYSTEM

To better support Canadian children and families experiencing separation and divorce, and to ensure that fair and timely services are available to families no matter where they live, Budget 2017 proposes to provide the Department of Justice with an additional $107.8 million over five years, starting in 2017–18, and $21.1 million per year thereafter. This funding will support new and innovative ways to deliver provincial and territorial family justice services as well as the use of technology to increase access to justice, and will help ensure the financial well-being of children through improved enforcement of family support obligations, such as child support and spousal support payments.

BUILDING A STRONG JUDICIARY

Canadians expect judges to be ethical, responsible and sensitive to the evolving needs of Canadian society. The Canadian Judicial Council is a federal organization mandated to provide support to federally appointed judges through the promotion of judicial independence, judicial education and guidance on judicial ethics. The Council also reviews complaints made against Superior Court judges regarding judicial conduct.

Budget 2017 proposes to provide the Canadian Judicial Council with $2.7 million over five years, and $0.5 million per year thereafter, to support programming on judicial education, ethics and conduct. This commitment will include targeted investments to upgrade information technology infrastructure, so that information can be managed accurately and effectively.

Gender and Diversity Training for Judges

Canadians from all walks of life should have confidence in the quality of Canada’s judges and the justice system. As Canada welcomes more new Canadians, as family structures change, and as identity and gender issues come to the fore, Canadian judges must be sensitive to and informed about the evolving nature of Canadian society. Support for the Canadian Judicial Council will ensure that more judges have access to professional development, with a greater focus on gender- and culturally-sensitive training.

The investments in Budget 2017 will help to build a stronger, better-informed judiciary, and help improve access to justice for all Canadians.

A STRONG CANADA AT HOME AND IN THE WORLD	189

Budget 2017 also proposes to amend legislation to implement the recommendations of the 2015 Judicial Compensation and Benefits Commission.

STRENGTHENING ACCESS TO THE CANADIAN JUSTICE SYSTEM

Canadians expect a justice system that is accessible to everyone, in both official languages. Recognizing the equal status of both linguistic groups within Canada, Budget 2017 proposes to provide $2 million over two years, starting in 2017–18, to the Courts Administration Service to enhance federal courts’ ability to make decisions available in both English and French.

The Government of Canada is committed to addressing delays at Canada’s Superior Courts. Budget 2017 proposes funding of $55 million over five years, and $15.5 million per year thereafter, and legislative amendments to create 28 new federally appointed judicial positions. Some of these positions will help address immediate demographic pressures in Alberta and Yukon, and a pool of positions will help ensure that Canadians have timely access to justice in other provinces and territories.

ENSURING PARLIAMENT SERVES CANADIANS IN THEIR PREFERRED OFFICIAL LANGUAGE

Canadians have a right to communicate with, and be served by, Parliament in their preferred official language, ensuring that all citizens are able to fully participate in the Parliamentary process. In order to improve Parliamentary translation services, Budget 2017 proposes to invest $7.5 million per year ongoing, starting in 2017–18. This investment will ensure that Parliamentarians and Canadians continue to be served in the official language of their choice.

PROTECTING CANADIANS AND CANADA’S CRITICAL INFRASTRUCTURE

Canadians deserve to feel safe and protected in their communities and in their homes. To that end, the Government proposes to make investments that will make our community gathering places and our vital transportation and energy networks more secure, and improve safety protocols for food and for hazardous materials. Collectively, these investments will help protect the security and well-being of all Canadians.

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Protecting Communities at Risk

Hate-motivated crime has no place in Canadian society, and Canadians should feel safe when they gather at places of worship, educational institutions or community centres. Yet sadly recent events illustrate that efforts must be made to increase the safety and physical security of these spaces. Budget 2017 proposes funding of $5.0 million over five years, starting in 2017–18, in support of the Communities at Risk: Security Infrastructure Program, which provides funding to not-for-profit organizations to make needed security infrastructure improvements such as the installation of outdoor lighting or security cameras.

Safeguarding Critical Infrastructure

To safeguard Canada’s critical infrastructure, including transportation networks, power grids and hospitals, Budget 2017 proposes to provide $1.37 million in 2017–18 to Public Safety Canada for the operations of the Regional Resilience Assessment Program and the Virtual Risk Analysis Cell. The Regional Resilience Assessment Program conducts site assessments that help better defend and protect critical infrastructure facilities and systems across Canada, while the Virtual Risk Analysis Cell provides enhanced information sharing for critical infrastructure operators through an online gateway.

Energy Infrastructure

Canadians depend on governments to ensure that Canada’s energy infrastructure—in particular, oil and gas pipelines—is built securely and operated safely. The protection of citizens, communities and the environment is at stake. Budget 2017 proposes to provide $17.4 million over three years, starting in 2017–18, to the National Energy Board to enhance its pipeline safety oversight activities. A further $1.9 million will be invested over three years, starting in 2017–18, to provide Canadians with timely access to information on energy, regulations and pipeline safety, and to help the Board respond to increased interest in its activities in a timelier manner. These investments will be fully cost-recovered from industry.

Enhancing Explosives Safety

To ensure the safety of Canadians and Canadian communities, strict controls must be in place to prevent the use of explosives for criminal purposes. To implement stronger regulatory measures and restrictions on commercial explosives and on the chemicals used to create explosives, Budget 2017 proposes to provide $8.7 million over five years, starting in 2017–18, to Natural Resources Canada. This initiative will expand the list of regulated chemicals, to better control access to the chemicals used to manufacture home-made explosives, and will help to detect and prevent the sales of explosives that pose a risk to Canadians.

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Strengthening Canada’s Food Safety System

The health and well-being of Canadian families depends on access to safe and nutritious foods. To help strengthen Canada’s world class food safety system, Budget 2016 provided an investment of $38.5 million over two years, on a cash basis, for the Canadian Food Inspection Agency to invest in systems that focus on high-risk domestic and imported foods.

To support ongoing efforts to better prevent, detect and respond to food safety risks, Budget 2017 proposes to invest up to $149.3 million over five years, starting in 2017–18, to renew core food safety inspection programming delivered by the Canadian Food Inspection Agency and Health Canada. This proposed investment would support inspection activities in meat processing facilities, support targeted programming to address the risks associated with listeria contamination, and allow for the ongoing operation of the Canadian Food Inspection Agency’s Inspection Verification Office.

The Government is also taking steps to further enhance the food safety system with stronger and more consistent food safety regulations under the proposed Safe Food for Canadians Regulations. Once in force, these regulations would consolidate and streamline requirements from several pieces of existing legislation and introduce outcome-based approaches to food safety requirements, where possible.

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Table 3.2

A Strong Canada at Home and in the World

millions of dollars

	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	Total

Stronger Health Care and a Healthier Canada
Home Care and Mental Health	0	300	850	1,100	1,250	1,500	5,000
Prescription Medications and Health Innovation	0	40	78	135	144	147	544
Canadian Drugs and Substances Strategy	0	14	24	23	24	24	110
Emergency Funding to Address Opioid-Related Public Health Emergencies	16	0	0	0	0	0	16
Territorial Health Investment Fund	0	27	27	27	27	0	108
Supporting Canada’s High-Performance Athletes	0	5	5	5	5	5	25
Subtotal—Stronger Health Care and a Healthier Canada	16	386	984	1,290	1,450	1,677	5,803

Furthering Partnerships With Indigenous Peoples
Healthier First Nations and Inuit Communities	0	128	101	165	197	223	813
A Renewed Nation-to-Nation Relationship	0	41	40	42	47	52	222
Taking Steps to Preserve, Revitalize and Enhance Indigenous Languages and Cultures	0	30	30	30	0	0	90
Investing in Indigenous Youth and Sport	0	2	3	4	6	4	19
Promoting the Use of Restorative Justice Practices	0	11	11	11	11	11	56
Rehabilitating and Reintegrating Past Offenders	0	8	10	18	16	13	65
Policing Services in First Nations Communities	0	0	20	20	20	20	82
Supporting Indigenous Participation in Fisheries	0	37	43	50	58	62	250
Launching an Indigenous Guardians Pilot Project to Promote Environmental Stewardship of Indigenous Lands	0	5	5	5	5	5	25
Tailored Programs and Services to Support Indigenous Peoples Living in Urban Centres	0	24	24	24	24	24	119
Subtotal—Furthering Partnerships With Indigenous Peoples	0	285	287	369	384	415	1,740

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Table 3.2

A Strong Canada at Home and in the World

millions of dollars

	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	Total

Greater Support for Canada’s Veterans and Their Families
A New Veterans’ Education and Training Benefit	84	10	10	10	10	10	134
Enhancing Career Transition Services	51	6	4	4	4	4	74
Caregiver Recognition Benefit	145	8	8	8	9	9	187
Eliminating Vocational Rehabilitation Time Limits for Veterans’ Survivors and Spouses	13	2	2	2	2	2	24
Expanding Access to the Military Family Resource Centres for Medically Released Veterans’ Families	60	29	26	24	16	15	169
Creating a Centre of Excellence on Post-Traumatic Stress Disorder and Related Mental Health Conditions	0	0	1	2	6	9	18
Veteran and Family Well-Being Fund	0	0	3	3	3	3	14
Veteran Emergency Fund	0	0	1	1	1	1	4
Subtotal—Greater Support for Canada’s Veterans and Their Families	353	55	55	54	52	55	624

Upholding Canada’s Place in the World
Growth and Development in Asia	0	53	52	51	50	49	256
Improving Market Access for the World’s Least Developed Countries	0	3	3	3	3	3	17
Helping Build a Safer and More Prosperous World	0	3	3	3	3	3	13
Protecting the Integrity of Canada’s Asylum System	0	6	6	6	6	6	29
Better Legal Aid Services for Asylum Seekers	0	14	14	12	12	12	63
Building on Canada’s Global Cooperation	0	1	0	0	0	0	1
Reallocating Defence Funding to Support Large-Scale Capital Projects	-197	-17	-102	-14	-91	-512	-933
Subtotal—Upholding Canada’s Place in the World	-197	63	-24	61	-18	-440	-555

Safety and Security for Canadians
A New National Strategy to Address Gender-Based Violence	0	19	20	21	21	21	101
Support for the Prime Minister’s Special Advisor on LGBTQ2 Issues	0	1	1	1	0	0	4
Modernizing Our Corrections System	0	6	12	12	14	14	58
Recognizing Our Community Heroes	0	0	20	20	20	20	80

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Table 3.2

A Strong Canada at Home and in the World

millions of dollars

	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	Total
Strengthening the Family Justice System	0	22	22	22	21	21	108
Building a Strong Judiciary	0	1	1	1	1	1	3
Strengthening Access to the Canadian Justice System	0	9	10	11	13	15	57
Ensuring Parliament Serves Canadians in Their Preferred Official Language	0	8	8	8	8	8	38
Protecting Communities at Risk	0	1	1	1	1	1	5
Safeguarding Critical Infrastructure	0	1	0	0	0	0	1
Energy Infrastructure	0	6	6	6	0	0	19
Enhancing Explosives Safety	0	1	2	2	2	2	9
Strengthening Canada’s Food Safety System	0	37	37	25	25	25	149
Subtotal—Safety and Security for Canadians	0	112	140	129	124	126	631

Total—Chapter 3: A Strong Canada at Home and in the World	172	900	1,443	1,903	1,992	1,833	8,243
Less funds existing in the fiscal framework	0	-188	-406	-452	-447	-477	-1,969
Less funds to be recovered	0	-11	-11	-11	-5	-5	-44
Less funds sourced from departmental resources	0	-3	-3	-1	-1	-1	-10

Net Fiscal Cost	172	699	1,023	1,438	1,539	1,350	6,220

Note: Totals may not add due to rounding.

Note: When changes are made to veterans’ benefit plans, there is a difference between the total spending expected by the Government based on current projections of demand for programs (“cash basis”) and the budgetary expense (outlined above) associated with the increase in benefits for eligible recipients. This is because public sector accounting standards require that the present value of all increased future benefits to eligible recipients for past service be recognized up front. This accounting treatment applies to the following measures:

•	The Education and Training Benefit ($61.9 million over five years, starting in 2017–18, on a cash basis).

•	The Career Transition Services Program ($20.4 million over five years, starting in 2017–18, on a cash basis).

•	The Caregiver Recognition Benefit ($21.8 million over five years, starting in 2017–18, on a cash basis).

•	The Vocational Rehabilitation Program ($6.7 million over five years, starting in 2017–18, on a cash basis).

•	The Military Family Resource Centres ($34.3 million over five years, starting in 2017–18, on a cash basis).

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Chapter 4

TAX FAIRNESS FOR THE MIDDLE CLASS

INTRODUCTION

The Government remains concerned about income inequality and is taking action to ensure that the tax system is fair, both in its design and administration.

In 2017, the Government of Canada will continue to take concrete steps to close tax loopholes, crack down on tax evasion, improve tax relief for the middle class, and eliminate measures that are ineffective and inefficient, and that disproportionately benefit the wealthy.

Over the past year, the Government has put in place a plan to grow the economy in a way that works for the middle class and those working hard to join it. It has cut taxes for nearly 9 million middle class Canadians and targeted the Canada Child Benefit to parents who need it most.

In addition, the Government took strong action to fight tax evasion and avoidance, both at home and around the world. It boosted funding to the Canada Revenue Agency (CRA)—investing $444 million in the CRA’s ability to detect, audit and combat tax evasion and avoidance. These measures will enable the CRA to recover $2.6 billion in additional federal revenues. Initial steps have also been taken to prevent wealthy individuals from using private corporations to inappropriately reduce their tax payable.

Budget 2017 also proposes targeted measures to support a resilient financial sector that contribute to a strong and growing economy.

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A FAIR AND EFFICIENT TAX SYSTEM FOR CANADIANS

In December 2015, the Government took decisive action to make the tax system fairer.

The Government’s first action was to raise taxes on the wealthiest one per cent, in order to cut taxes for the middle class. When middle class Canadians have more money to invest, save and grow the economy, all Canadians benefit.

Next, the Government replaced the previous child benefit system with the new Canada Child Benefit—one that is simpler, more generous, better targeted and tax-free. Because the benefit is tied to income, it provides greater support to those who need it most: single-parent families (single mothers in particular) and low-income families. Today, about 300,000 fewer children live below the poverty line and, by the end of this year, child poverty will have been reduced by 40 per cent from what it was in 2014.

In Budget 2016, the Government also committed to undertake a wide-ranging review of the increasingly complex tax expenditures that now exist. The review’s objective is to eliminate poorly targeted and inefficient tax measures, and will allow the Government to identify opportunities to reduce tax benefits that unfairly help the wealthiest Canadians rather than the middle class and those working hard to join it.

As described below, Budget 2017 takes important steps to further enhance fairness in the tax system and to improve its efficiency and effectiveness. Specifically, Budget 2017 takes action to:

•	Close tax loopholes that result in unfair tax advantages for some at the expense of others.

•	Crack down on tax evasion and combat tax avoidance.

•	Make existing tax relief for individuals and families more effective and accessible.

•	Eliminate ineffective and inefficient tax measures.

•	Provide greater consistency in the tax treatment of similar types of income and with other government priorities and current economic conditions.

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A TAX SYSTEM THAT’S FAIR FOR MIDDLE CLASS CANADIANS

Fairness is essential to ensuring Canadians have confidence in their tax system. The commitment to tax fairness is what drives the Government to close loopholes and to ensure that no taxpayer is able to get a tax advantage at the expense of those who pay their fair share.

Fairness is also what drives the Government to ensure that the CRA has the resources to enforce tax laws, and it motivates the Government to actively participate in global efforts that combat international tax evasion and avoidance. Taken together, these efforts support an economy that works for the middle class.

Tax Planning Using Private Corporations

The review of federal tax expenditures highlighted a number of issues regarding tax planning strategies using private corporations, which can result in high-income individuals gaining unfair tax advantages. A variety of tax reduction strategies are available to these individuals that are not available to other Canadians. These strategies include:

•

Sprinkling income using private corporations, which can reduce income taxes by causing income that would otherwise be realized by an individual facing a high personal income tax rate to instead be realized (e.g., via dividends or capital gains) by family members who are subject to lower personal tax rates (or who may not be taxable at all).

•

Holding a passive investment portfolio inside a private corporation, which may be financially advantageous for owners of private corporations compared to otherwise similar investors. This is mainly due to the fact that corporate income tax rates, which are generally much lower than personal rates, facilitate accumulation of earnings that can be invested in a passive portfolio.

•

Converting a private corporation’s regular income into capital gains, which can reduce income taxes by taking advantage of the lower tax rates on capital gains. Income is normally paid out of a private corporation in the form of salary or dividends to the principals, who are taxed at the recipient’s personal income tax rate (subject to a tax credit for dividends reflecting the corporate tax presumed to have been paid). In contrast, only one-half of capital gains are included in income, resulting in a significantly lower tax rate on income that is converted from dividends to capital gains.

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A number of measures have been put in place over the years to limit the scope of some of these planning arrangements, but such measures have not always been fully effective. The Government is therefore further reviewing the use of tax planning strategies involving private corporations that inappropriately reduce personal taxes of high-income earners. In doing so, the Government will also consider whether there are features of the current income tax system that have an inappropriate, adverse impact on genuine business transactions involving family members. The Government intends to release a paper in the coming months setting out the nature of these issues in more detail as well as proposed policy responses. In addressing these issues, the Government will ensure that corporations that contribute to job creation and economic growth by actively investing in their business continue to benefit from a highly competitive tax regime.

Ensuring Tax Integrity

A fair tax system requires constant attention. Ongoing legislative adjustments are needed to ensure that the rules are functioning as intended and that they do not result in some taxpayers paying less than their fair share. Effective administration and enforcement of tax laws are also key factors in the fight to combat tax evasion and aggressive tax avoidance, both at home and abroad.

Closing Tax Loopholes

Budget 2017 proposes a number of actions to strengthen the integrity of the tax system. Specifically, it proposes to:

•	Prevent the avoidance or deferral of income tax through the use of offsetting derivative positions in straddle transactions.

•

Extend to Registered Education Savings Plans and Registered Disability Savings Plans anti-avoidance rules similar to the ones applicable in connection with Tax-Free Savings Accounts and Registered Retirement Savings Plans.

•

Clarify the intended meaning of “factual control” under the Income Tax Act for the purpose of determining who has control of a corporation in order to prevent inappropriate access to supports such as the small business tax rate and the enhanced refundable 35-per-cent Scientific Research and Experimental Development Tax Credit for small businesses.

•	Prevent the avoidance of tax on income from the insurance of Canadian risks by extending the foreign-affiliate base erosion rules to foreign branches of Canadian life insurers.

To ensure the tax system operates as fairly and effectively as possible moving forward, the Government will continue to study, identify and address tax loopholes and tax planning schemes.

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Cracking Down on Tax Evasion and Combatting Tax Avoidance

Tax evasion and avoidance act to undermine the hard work of Canadian individuals and businesses that play by the rules. The Government will continue to crack down on these unfair practices to help ensure that all taxpayers pay their fair share.

Budget 2017 will invest an additional $523.9 million over five years to prevent tax evasion and improve tax compliance. The investment will be used to fund new initiatives and extend existing programs that ensure our tax system is fair and equitable for all Canadians.

The measures in Budget 2017 will build on previous investments to support the CRA in its continued efforts to crack down on tax evasion and combat tax avoidance by:

•	Increasing verification activities.

•	Hiring additional auditors and specialists with a focus on the underground economy.

•	Developing robust business intelligence infrastructure and risk assessment systems to target high-risk international tax and abusive tax avoidance cases.

•	Improving the quality of investigative work that targets criminal tax evaders.

Revenue Expectations From Improved Tax Compliance

The CRA has a proven track record of meeting expectations from targeted compliance interventions. Budget 2017 accounts for the expected revenue impact of $2.5 billion over five years from measures that crack down on tax evasion and combat tax avoidance, resulting in a return on investment of five to one. These amounts do not reflect the gain that will be realized by provinces and territories, whose tax revenues will also increase as a result of these initiatives.

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Combatting International Tax Avoidance and Evasion

Canada has worked together with the other members of the Group of 20 (G20) and the Organisation for Economic Co-operation and Development (OECD) to develop recommendations that will address base erosion and profit shifting (BEPS). BEPS refers to international tax planning arrangements used by multinational enterprises to unfairly minimize their taxes. For example, some enterprises will shift their taxable profits away from the jurisdiction where the underlying economic activity has taken place in order to avoid paying their fair share.

The Government remains firmly committed to protecting Canada’s tax system, and has implemented—or is in the process of implementing—the measures agreed to as minimum standards under the BEPS project:

•

Legislation was enacted in December 2016 that requires large multinational enterprises to file country-by-country reports. These reports provide information about the international distribution of the activities of a corporate group. This information will give tax authorities in each country a clearer picture of where the operations of the group in their particular jurisdiction fit into the group’s global operations. This will enable them to better assess high- level avoidance risks such as the potential for mispricing of transactions between entities of the group in different jurisdictions.

•

Canada participated in the development of a multilateral instrument to streamline the implementation of tax treaty-related BEPS recommendations, including those addressing treaty abuse. The multilateral instrument is a tax treaty that many countries could sign modifying certain provisions of existing bilateral tax treaties without the need for separate bilateral negotiations. The Government is pursuing signature of the multilateral instrument and is undertaking the necessary domestic processes to do so.

•	Canada has committed to the effective and timely resolution of tax treaty-related disputes by improving the mutual agreement procedure in Canada’s tax treaties.

•

The CRA has begun the spontaneous exchange with other tax administrations of tax rulings that could otherwise give rise to BEPS concerns. As part of the effort to counter harmful tax practices, this helps ensure that revenue authorities are not granting to taxpayers non-transparent “private” rulings that guarantee favourable tax treatment with respect to a transaction.

With respect to other BEPS recommendations:

•

Canada has robust “controlled foreign corporation” rules in the form of our foreign accrual property income regime, which helps prevent taxpayers from avoiding Canadian income tax by shifting income into foreign subsidiaries.

•	Canada has implemented requirements for taxpayers, as well as promoters and advisors, to disclose specified tax avoidance transactions to the CRA.

•

The CRA is applying revised international guidance on transfer pricing by multinational enterprises. These guidelines provide an improved interpretation of the requirement in the tax laws of Canada and most other countries that transactions between entities of a corporate group in different jurisdictions should be priced as if they were arm’s length transactions.

202	CHAPTER 4

The Government will continue to work with its international partners to ensure a coherent and consistent response to fight tax avoidance through BEPS.

The Government is also strengthening its efforts to combat international tax evasion through enhanced sharing of information between tax authorities. The automatic exchange of information with respect to financial accounts held by non-residents—under the framework of the Common Reporting Standard developed by the OECD—is an important tool to promote compliance, combat international tax evasion, and ensure that taxpayers are reporting their income from all sources. To date, more than 100 jurisdictions have committed to implement the new standard. Canada recently enacted legislation to implement the standard starting on July 1, 2017, which will allow for first exchanges of information with other countries in 2018.

Modernizing Business Fees

Businesses should pay their fair share for the services the Government provides. As part of its efforts to modernize services and deliver value to Canadians, the Government is proposing to make changes to the legislative framework governing fee setting for government services.

The proposed changes will streamline the fee setting process while ensuring continued accountability and oversight. In addition, the Government proposes to implement an automatic inflation escalator to allow existing business fees to keep pace with costs.

A modern business fee setting regime will support more cost-effective delivery of services. For example, Canadians could benefit from enhanced government business services such as approval processes for prescription drugs, medical devices and vehicles.

Consideration will also be given to modernizing the framework for recovering costs for certain northern pipeline projects, and, if appropriate, amendments would be brought forward.

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A BETTER, MORE EFFICIENT TAX SYSTEM

The Government remains committed to building a fair tax system that benefits the middle class and those working hard to join it. The review of federal tax expenditures identified opportunities to make existing tax measures more effective, equitable and accessible to Canadians. The review also found a number of tax measures that could be eliminated because they are inefficient or no longer relevant. In other cases, the review identified tax changes that could improve consistency in the treatment of similar kinds of income and the consistency of tax measures with other priorities of the Government and current economic conditions. The measures proposed in Budget 2017 will lead to a simpler and fairer tax system.

Tax Relief for Individuals and Families

Budget 2017 will simplify and improve existing tax measures for caregivers, persons with disabilities and students.

Simplifying the Caregiver Credit System (2017)

Current Credits

Infirm Dependant	Caregiver	Family Caregiver
Credit	Credit	Tax Credit

Income phase-out range:	Income phase-out range:	Income phase-out range:
$6,902-$13,785	$16,163-$20,895	variable

Maximum credit amount:	(for persons with	Maximum credit amount:
$6,883	infirmities/disabilities:	$2,150
$16,163-$23,045)

Maximum credit amount:
$4,732 (if infirm $6,882)

Proposed New Credit

Canada Caregiver Credit

Income phase-out range: $16,163-$23,046
Maximum credit amount: $6,883
(spouses/common-law partners and minor children: $2,150)

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Proposed Canada Caregiver Credit

Ann and Marie

Ann provides care for her sister Marie who lives nearby. Marie has chronic pain and cannot work, but she receives $14,000 per year from social assistance and has managed to save a little bit over the years. She depends on her sister Ann for help with paying her rent, buying groceries and other chores.

Ann currently doesn’t qualify for tax relief under the existing caregiver credits because of Marie’s income. But under the new Canada Caregiver Credit, Ann will be able to claim $6,883 this year, which represents $1,032 in tax relief.

Jayden and Zach

On top of her full-time job, Jayden has cared for her husband Zach since an accident left him unable to work. Zach receives $15,000 per year from the Canada Pension Plan disability benefit.

Under the new Canada Caregiver Credit, Jayden will be able to claim $2,150, which represents $323 in tax relief that she doesn’t currently qualify to receive.

A New Canada Caregiver Credit

The current caregiver credit system that applies to Canadians who are caring for their loved ones is confusing and does not serve families well. The existing Caregiver Credit, Infirm Dependant Credit and Family Caregiver Tax Credit each have different eligibility rules.

Budget 2017 proposes to simplify the existing system. It will replace the Caregiver Credit, Infirm Dependant Credit and Family Caregiver Tax Credit with a single new credit: the Canada Caregiver Credit. This new, non-refundable credit will provide better support to those who need it the most, apply to caregivers whether or not they live with their family member, and help families with caregiving responsibilities.

The new Canada Caregiver Credit will provide tax relief on an amount of:

•

$6,883 (in 2017) in respect of expenses for care of dependent relatives with infirmities (including persons with disabilities)—parents, brothers and sisters, adult children, and other specific relatives.

•	$2,150 (in 2017) in respect of expenses for care of a dependent spouse/common-law partner or minor child with an infirmity (including those with a disability).

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The Canada Caregiver Credit will extend tax relief to more caregivers, particularly those providing care to dependent relatives with infirmities or disabilities who do not live with their caregivers, by increasing the income threshold for the dependant at which the credit begins to phase out. The Canada Caregiver Credit will start to be reduced when the dependant’s net income is above $16,163 (in 2017). This income threshold, along with the amounts for the credit, will be indexed to inflation for taxation years after 2017.

Families will be able to take advantage of the new Canada Caregiver Credit as soon as the 2017 tax year. This measure will provide $310 million in additional tax relief over the 2016–17 to 2021–22 period, and will support families struggling to take care of their loved ones.

Disability Tax Credit Certification—Adding Nurse Practitioners as Eligible Medical Practitioners

For many Canadians, nurse practitioners are the first and most frequent point of contact with the health care system, but today, these professionals are not allowed to certify application forms for individuals with impairments who are applying for the Disability Tax Credit.

Budget 2017 proposes to add nurse practitioners to the list of medical practitioners that can certify the impacts of impairments for Disability Tax Credit applicants. The measure will apply to Disability Tax Credit certifications made on or after Budget Day. This is an important step to improve access to the credit in areas where, due to a shortage of medical doctors, nurse practitioners may be the primary care provider.

Extend Eligibility for the Tuition Tax Credit

The Government is firmly committed to helping Canadians of all ages receive the training and skills they need to succeed in the economy of today and tomorrow. The Tuition Tax Credit plays an important role in this effort, and recognizes the cost of enrolling in post-secondary and occupational skills courses.

Currently, students who take occupational skills courses below the post-secondary level (e.g., training in a second language or in basic literacy and numeracy to improve job skills) at a college or university cannot claim the Tuition Tax Credit, but those who take similar courses at a non-post-secondary institution can claim it. To improve fairness, Budget 2017 proposes to expand the range of courses eligible for this credit to include occupational skills courses that are undertaken at a post-secondary institution in Canada, and to allow the full amount of bursaries received for such courses to qualify for the scholarship exemption (where conditions are otherwise met). These changes will take effect as of the 2017 tax year.

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Medical Expense Tax Credit—Clarifying the Treatment of Fertility-Related Expenses

Some of life’s greatest joys come from the experiences we share as a family, but some couples have difficulties expanding their families and require assistance. In some cases, such as single individuals and same-sex couples, the use of reproductive technologies may not be directly related to a medical infertility condition.

Budget 2017 proposes to clarify the application of the Medical Expense Tax Credit so that individuals who require medical intervention in order to conceive a child are eligible to claim the same expenses that would generally be eligible for individuals on account of medical infertility. This measure will apply to the 2017 and subsequent taxation years.

Eliminating Inefficient Tax Measures

Budget 2017 takes action to address tax measures that have had a limited impact, have had low take-up or duplicate other forms of federal support. Specifically, Budget 2017 proposes to:

•

Eliminate the Public Transit Tax Credit, effective in respect of transit use occurring after June 30, 2017. Available evidence suggests that this credit has been ineffective in encouraging the use of public transit and reducing greenhouse gas emissions. The Government will provide $20.1 billion over 11 years to provinces and territories, plus at least $5 billion through the Canada Infrastructure Bank, for improved public transit (see Chapter 2).

•

Repeal the Goods and Services Tax/Harmonized Sales Tax (GST/HST) rebate payable to non-resident tourists and non-resident tour operators in respect of the accommodation portion of tour packages. The rebate is complex and costly to administer, and benefits only a narrow segment of the Canadian tourism industry. The Government will instead invest in enhanced tourism marketing.

•

Eliminate the surtax on domestic tobacco manufacturers, which now effectively applies to only a small share of tobacco products sold in Canada. Tobacco excise duties, which apply to all tobacco products sold in the Canadian market, will be adjusted to ensure that the peak level of revenues collected under the surtax in the early 2000s will be collected under the excise duty framework. This change will reinforce the goal of reducing tobacco consumption.

•

Repeal the 25-per-cent Investment Tax Credit for Child Care Spaces given that it has had very low take-up and has not been effective in increasing the number of child care spaces provided by employers. Budget 2017 also proposes to invest an additional $7 billion over 10 years, starting in 2018–19, to support and create more high-quality, affordable child care spaces across the country.

•

Repeal the additional deduction available to corporations that donate medicine to eligible registered charities, given high compliance costs for charities and very low take-up. Corporations will continue to be able to deduct the fair market value of donated medicine.

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In addition, Budget 2017 confirms that the First-Time Donor’s Super Credit will be allowed to expire in 2017 as planned, due to its low take-up, small average amounts donated, and the overall generosity of existing tax assistance for charitable donations.

Providing Greater Consistency

Budget 2017 also makes changes to improve consistency in the treatment of similar kinds of income and the consistency of tax measures with other priorities of the Government and current economic conditions.

Employee Benefits and Allowances

In today’s workforce, many Canadians receive benefits—such as a daily food allowance or transit fare—which are counted as taxable income. Yet certain tax measures allow some individuals to pay less than their fair share of taxes on such benefits. These measures are unfair and they lack a strong policy rationale. To improve consistency, Budget 2017 proposes to:

•

Eliminate the deduction in respect of employee home relocation loans. Evidence suggests that this deduction disproportionately benefits the wealthy, and does little to help the middle class and those working hard to join it.

•

Remove the tax exemptions for non-accountable expense allowances paid to members of provincial and territorial legislative assemblies and to certain municipal office-holders. This exemption is only available to certain provincial, territorial and municipal office holders, and provides an advantage that other Canadians do not enjoy.

Fossil Fuel Subsidies

The Government has a strong plan to invest in clean growth that will help create middle class jobs and get the country on the path to a low-carbon economy. Consistent with this plan, Canada has made a commitment with its partners in the G20 and Asia-Pacific Economic Cooperation to phase out inefficient fossil fuel subsidies. Such subsidies can encourage wasteful consumption, impede investment in clean energy sources, and undermine efforts to combat the threat of climate change.

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In recent years, Canada has phased out a number of corporate income tax preferences for oil, gas, and coal mining. To make further progress, Budget 2017 proposes to:

•

Modify the tax treatment of successful oil and gas exploratory drilling. The success rates for exploratory drilling have increased substantially since the 1990s and, in a majority of cases, discovery wells now lead to production, which makes the well an asset of enduring value. Consistent with the usual treatment of enduring assets, expenses associated with oil and gas discovery wells will be treated as Canadian development expenses, which are deducted gradually over time, rather than as immediately deductible Canadian exploration expenses, unless and until they are deemed unsuccessful.

•

Remove the tax preference that allows small oil and gas companies to reclassify Canadian development expenses as immediately deductible Canadian exploration expenses when they are renounced to flow-through share investors. This will ensure that these development expenses, which create an asset of enduring value, are deducted gradually over time.

Maintaining the Effectiveness of the Excise Duty on Alcohol

The Government applies excise levies to products like tobacco, alcohol and certain fuels. These levies are generally imposed at the time of production or importation, and are paid by the manufacturer or importer. Excise levies can also be used to achieve specific policy goals, such as improving health.

Excise duty rates on alcohol products have not effectively changed since the mid-1980s. Over time, they have represented a smaller and smaller proportion of the total price of alcohol products, reducing their effectiveness. Budget 2017 proposes that, to maintain their effectiveness, excise duty rates on alcohol products be increased by 2 per cent effective the day after Budget Day, 2017, and that rates be automatically adjusted to the Consumer Price Index on April 1 of every year starting in 2018.

As the Government moves forward with a new taxation regime on cannabis, it will take steps to ensure that taxation levels remain effective over time.

Updating Tax Measures to Reflect Changes in the Economy

Over time, changes in the economy have made a number of provisions in Canada’s tax statutes less relevant than when they were first introduced. To address these changes, Budget 2017 proposes to:

•	Amend the definition of a taxi business under the Excise Tax Act to level the playing field and ensure that ride-sharing businesses are subject to the same GST/HST rules as taxis.

•

Eliminate the use of billed-basis accounting for income tax purposes by a limited group of professionals in order to avoid giving these professionals a deferral of tax that is not available to other taxpayers.

•

Eliminate the income tax exemption for insurers of farming and fishing property, which was introduced in 1954 to encourage the provision of insurance in rural districts. With the increased sophistication today of the Canadian financial sector, insurance companies—including mutual companies—are well placed to effectively underwrite farming and fishing risks.

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The income tax rules provide a deferral in respect of deferred cash purchase tickets issued for deliveries of certain listed grains. Given changes in the grain marketing regime in Canada, the Government is conducting a public consultation regarding the ongoing utility of this income tax deferral.

MAINTAINING A RESILIENT FINANCIAL SECTOR

To help provide a well-functioning environment in which citizens and businesses thrive, the Government’s policy objectives for the financial sector are financial stability, competition, and utility for financial system users. The financial system continues to adapt to emerging developments including global economic uncertainty, increased internationalization, a changing demographic environment and evolving consumer preferences.

The Government recently launched the Review of the Federal Financial Sector Framework to allow consideration of whether the framework continues to effectively meet its objectives in light of these developments and remains technically sound. Also, the Government recently took action to reinforce the Canadian housing finance system to help protect the long-term financial security of borrowers and all Canadians, and to improve tax fairness for Canadian homeowners.

Budget 2017 proposes targeted measures to support a resilient financial sector which contributes to a strong and growing economy, and renews funding to the Department of Finance Canada to continue its work in these areas.

What Success Will Look Like

The financial sector measures proposed in Budget 2017 will lead to:

•	Greater resiliency for the Canadian financial sector.

•	A modernized deposit insurance framework that continues to protect the deposits of Canadians and promote financial stability.

•	Strengthened ability for Canada to combat money laundering and terrorist financing.

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PROTECTING FINANCIAL STABILITY IN CANADA

The financial sector plays an integral role in allocating capital efficiently to households and businesses across the country. A stable financial sector is critical to a healthy Canadian economy. In response to the 2008 financial crisis, the Government of Canada endorsed a G20 plan to make the global financial system more resilient in order to reduce the likelihood and potential severity of future crises and subsequently took a range of actions to implement this plan.

To further this agenda, Budget 2017 proposes to introduce targeted legislative amendments to bolster the toolkit for managing the resolution of Canada’s largest banks, modernize the deposit insurance framework, and strengthen the oversight of systemically important financial market infrastructures which clear and settle financial transactions. These changes will further protect consumers and financial stability in the unlikely event of the failure of a financial institution.

Enhancing the Bank Resolution Regime

The 2008 financial crisis highlighted that some banks are “systemically important”—so important to the functioning of the financial system and economy that they cannot be wound up under a conventional bankruptcy and liquidation process should they fail without imposing unacceptable costs on the economy. Canada has six systemically important banks.

Following the financial crisis, and in line with international standards, the Government put into place measures to reduce the likelihood of failure for these banks and provide authorities with the means to restore a bank to viability in the unlikely event that it should fail, in a manner that protects financial stability as well as taxpayers.

These measures for systemically important banks include enhanced supervision, higher capital requirements and the development of a “bail-in” regime to reinforce that bank shareholders and creditors are responsible for the bank’s risks—not taxpayers. Further, since 2015, large Canadian banks have been working with the Canada Deposit Insurance Corporation (CDIC) to prepare their own resolution plans which describe how they could be resolved in an orderly manner, while ensuring the continuity of critical financial services.

To further strengthen Canada’s bank resolution regime, the Government proposes to introduce legislative amendments to:

•	Formally designate CDIC as the resolution authority for its members and require Canada’s biggest banks to develop and submit resolution plans.

•	Clarify the treatment of, and protections for, eligible financial contracts—such as derivatives—in a bank resolution process.

•	Reinforce the Superintendent of Financial Institutions’ powers to set and administer the requirement for systemically important banks to maintain a minimum capacity to absorb losses in a resolution.

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Deposit Insurance Review

Deposit insurance protects depositors’ savings in the unlikely event that a deposit-taking institution (e.g., a bank) fails. The deposit insurance framework contributes to maintaining confidence in the financial system and promotes financial stability.

A comprehensive review of Canada’s deposit insurance framework was recently undertaken to ensure that the framework provides adequate protection for the savings of Canadians. As part of the review, consultations were held in the fall of 2016 to seek the views of Canadians on possible improvements to the deposit insurance framework, such as streamlining deposit insurance categories, improving depositor understanding, and maintaining an adequate scope and level of coverage.

The Government proposes to introduce legislative amendments to modernize and enhance the Canadian deposit insurance framework to ensure it continues to meet its objectives, including supporting financial stability.

Strengthening the Oversight of Financial Market Infrastructures

A financial market infrastructure (FMI) is a system that facilitates the clearing, settling or recording of payments, securities, derivatives or other financial transactions among participating entities. FMIs play a critical role in the financial system and economy by enabling people and firms to safely and efficiently purchase goods and services, make financial investments, manage risks and transfer funds.

FMIs that are considered to have the potential to pose systemic or payments system risk are designated FMIs subject to Bank of Canada oversight. To support the efficiency and stability of Canada’s core national clearing and settlement infrastructure, the Government proposes to introduce legislative amendments to the Payment Clearing and Settlement Act to expand and enhance the oversight powers of the Bank of Canada by further strengthening the Bank of Canada’s ability to identify and respond to risks to FMIs in a proactive and timely manner.

FMIs apply strong risk management standards; however, there remains a remote possibility of a situation where they cannot continue to operate. The failure of a designated FMI could result in severe market disruption, and to contagion to other FMIs and the financial system more broadly, ultimately having a negative impact on the Canadian economy. The Government proposes to introduce legislative amendments to the Payment Clearing and Settlement Act to also implement an FMI resolution framework so that the appropriate toolkit is in place to intervene in the unlikely event that a designated FMI fails.

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STRENGTHENING CORPORATE AND BENEFICIAL OWNERSHIP TRANSPARENCY

The Government of Canada is committed to implementing strong standards for corporate and beneficial ownership transparency that provide safeguards against money laundering, terrorist financing, tax evasion and tax avoidance, while continuing to facilitate the ease of doing business in Canada. Understanding the ownership and control of corporations is vital for good corporate governance and to protect the integrity of the tax and financial systems.

The Government will collaborate with provinces and territories to put in place a national strategy to strengthen the transparency of legal persons and legal arrangements and improve the availability of beneficial ownership information.

The Government is also examining ways to enhance the tax reporting requirements for trusts in order to improve the collection of beneficial ownership information.

These actions will ensure that law enforcement and other authorities have timely access to the information needed to crack down on money laundering, terrorist financing and tax evasion and to combat tax avoidance.

STRENGTHENING CANADA’S ANTI-MONEY LAUNDERING AND ANTI-TERRORIST FINANCING REGIME

Legislative and regulatory provisions of Canada’s anti-money laundering and anti-terrorist financing framework are regularly reviewed to ensure they meet the objectives of detecting and deterring money laundering and terrorist financing activities, while balancing rights under the Canadian Charter of Rights and Freedoms and privacy concerns. The Government proposes to introduce legislative amendments to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act to:

•

Expand the list of disclosure recipients that can receive financial intelligence related to threats to the security of Canada to include the Department of National Defence and the Canadian Armed Forces.

•	Support more effective intelligence on beneficial owners of legal entities.

•

Make various technical and other changes to: strengthen the framework, support compliance, improve the ability of reporting entities to operationalize the Proceeds of Crime (Money Laundering) and Terrorist Financing Act, and ensure the legislation functions as intended.

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PARLIAMENTARY APPROVAL OF GOVERNMENT BORROWING

The Government is committed to enhancing the transparency and accountability of federal borrowing activities to Parliament and ultimately Canadians. To this end, it took steps in Budget 2016 to restore the requirement for Parliamentary approval of government borrowing plans.

As part of Budget 2016, amendments to the Financial Administration Act have been introduced to repeal the general power for the Governor in Council to authorize the Government’s borrowings, thereby requiring Parliament to approve the borrowings. The amendments also added a requirement for the Minister of Finance to ensure that the debt of agent Crown corporations does not exceed any legislative limit.

Budget 2017 proposes to implement this new framework by introducing legislation seeking Parliamentary approval of government borrowing.

In line with international standards, the Bank of Canada is modifying its methodology for publishing daily foreign exchange rates, which are used to translate borrowings and guarantees in foreign currency authorized by Parliament into Canadian dollars. Budget 2017 proposes to amend federal legislation to reflect the new published rates.

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PHASING OUT THE CANADA SAVINGS BONDS PROGRAM

The Canada Savings Bonds Program, created in 1946, has historically provided the Government of Canada with a diversified source of funds while offering Canadians a safe and easily accessible investment option. Since reaching its peak in the late-1980s, the Canada Savings Bonds Program has experienced a prolonged decline (see Chart 4.1). Canada Savings Bonds currently represent less than 1 per cent (about $5 billion) of total federal market debt. The Program is no longer a cost-effective source of funds for the Government, compared to wholesale funding options.

This decline in the Program’s popularity can be attributed to the proliferation of higher-yielding alternative retail investment instruments, such as Government of Canada-insured retail products (including guaranteed investment certificates), mutual funds and low-commission trading accounts.

Given the decreasing popularity of Canada Savings Bonds among Canadians and following a review of the Program, the Government of Canada will discontinue the sales of new Canada Savings Bonds in 2017. The phasing out of the Program will result in cost savings from reduced Program management and administration costs and allow the Government of Canada to focus on less-costly funding options. All outstanding retail debt will continue to be honoured.

More information regarding the phasing out of the Canada Savings Bonds Program is provided in Annex 2 and on the Canada Savings Bonds website (www.csb.gc.ca).

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Table 4.1

Tax Fairness for the Middle Class

millions of dollars

	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	Total

A Fair and Efficient Tax System for Canadians
Closing Tax Loopholes	0	-54	-60	-60	-65	-65	-304
Cracking Down on Tax Evasion and
Combatting Tax Avoidance	0	-122	-232	-335	-511	-733	-1,933
Modernizing Business Fees	0	0	-36	-72	-109	-147	-364
Tax Relief for individuals and Families	15	50	55	60	65	65	310
Eliminating Inefficient Tax Measures	0	-215	-265	-270	-275	-280	-1,305
Providing Greater Consistency	0	-68	-290	-356	-226	-251	-1,191
Subtotal—A Fair and Efficient Tax System for Canadians	15	-409	-827	-1,033	-1,122	-1,411	-4,788

Maintaining a Resilient Financial Sector
Renewing Department of Finance Canada Funding to Support a Resilient Financial Sector	0	2	2	2	2	2	9
Subtotal—Maintaining a Resilient Financial Sector	0	2	2	2	2	2	9

Total—Chapter 4: Tax Fairness for the Middle Class	15	-407	-826	-1,032	-1,120	-1,409	-4,779
Less funds existing in the fiscal framework	0	-2	-2	-2	-2	-2	-9
Less projected savings	0	0	-1	-2	-4	-23	-31

Net Fiscal Cost	15	-409	-829	-1,036	-1,126	-1,434	-4,818

Note:	Totals may not add due to rounding.

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Chapter 5

EQUAL OPPORTUNITY: BUDGET 2017’S GENDER STATEMENT

INTRODUCTION

For generations, Canadian women and men have worked hard, secure in the belief that with hope and hard work, a better life is possible.

The Government shares in that belief. It is committed to ensuring that every Canadian has a real and fair chance to succeed—and dedicated to making sure that its decisions deliver results that are more equitable and more fair.

This is the right thing to do. Canada was one of the first signatories to the United Nations Convention on the Elimination of All Forms of Discrimination against Women in 1981, and continues its commitment to equal opportunity through its support of the United Nations Declaration on the Rights of Indigenous Peoples.

To that end, in the 2016 Fall Economic Statement, the Government committed to completing and publishing a gender-based analysis of budgetary measures—in Budget 2017 and all future budgets.

What Is Gender-Based Analysis?

Gender-based analysis (GBA) identifies the ways in which public policies affect women and men differently. It does so through a systematic use of data to better tailor the design and delivery of government programs. Recently, this tool has evolved into GBA+ to include the intersecting identity factors that must be considered in public policy along with and in relation to gender (e.g., ethnicity, age, income, sexual orientation).

When making decisions that significantly affect peoples’ lives, governments must understand to what extent their policy choices will produce different outcomes for all people.

A meaningful and transparent discussion around gender and other intersecting identities allows for a greater understanding of the challenges this country faces, and helps the Government make informed decisions to address those challenges—with better results for all Canadians.

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Gender-based analysis is not new to Canada, but there have been consistent gaps in the level of analysis applied, and the understanding of the process itself. The Government is working to address these challenges and ensure the quality of gender-based analysis across departments.

Budget 2017’s Gender Statement reflects these efforts. It builds on the Government of Canada’s existing use of gender-based analysis and sets a higher standard for openness and transparency, as the Government continues to make better and more inclusive decisions in the years ahead.

Future Gender Statements will provide more in-depth analysis of proposed budget measures.

GENDER IN CANADA IN 2017

As history has shown, when women and girls are given opportunities to succeed, Canada succeeds. In recent decades, improvements in education, and a growing presence of women in the workforce, have helped boost incomes and the economic well-being of Canadian families.

Canadian women are now among the most educated in the world, with nearly three-quarters of working-age women in the labour force holding a post-secondary certificate or degree.

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Women’s presence in the workforce has also grown considerably over the past 30 years. Today, women account for 47 per cent of the labour force, compared to 38 per cent in 1976. This, along with real wage gains, has led to a significant increase in the earnings of women.

Although women are increasingly more educated, the wage gap between women and men persists.

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THE GENDER WAGE GAP

The gender wage gap (i.e., earnings of women relative to men) has declined over the last few decades, but Canada continues to have one of the highest wage gaps among Organisation for Economic Co-operation and Development (OECD) countries. Additional family responsibilities may account for part of the wage gap, and career gaps—when mothers leave and return to the workforce—can exacerbate it. The gender wage gap is particularly large for young women with at least one child, suggesting that women are more likely than men to make accommodations, such as work fewer hours, to balance paid and unpaid work.

Different job and education choices can also contribute to the gender wage gap. Young women are less likely to obtain degrees in high-demand fields such as science, technology, engineering and mathematics (STEM), which can offer better career and income opportunities.

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LABOUR MARKET CHALLENGES

On the whole, women are underrepresented in the trades, while they are disproportionately represented in lower-paying occupations across the retail, health and social service sectors. The representation of women in executive leadership positions also remains low, particularly in the private sector where women accounted for 26 per cent of senior management jobs in 2016, and women are in the minority on company boards, representing 19.5 per cent of Financial Post 500 board members.

When it comes to women’s participation in the labour market, Canada ranks high compared to other OECD countries. At the same time, Canadian mothers—particularly those with young children—are less likely to participate in the workforce than women in the best-performing OECD countries. Women with children are often excluded from full participation in the labour market due to challenges in balancing work and family life, or they work part-time, which often means lower wages and fewer benefits, including lack of a pension, paid vacation and sick leave, as well as less job stability.

Certain groups of women face particular challenges in terms of educational attainment and labour market outcomes. While immigrant women have comparable education levels to Canadian-born women, they have lower rates of labour force participation and higher unemployment rates. Reasons include significant language barriers and literacy challenges, credential recognition and lack of Canadian work experience.

Indigenous women also continue to face a number of barriers to successful labour market integration, including low literacy and numeracy levels and lower rates of graduation. Data from the 2012 Programme for the International Assessment of Adult Competencies, an OECD initiative designed to assess skills, including numeracy and literacy, demonstrated that Indigenous women (excluding Indigenous women on-reserve) had literacy and numeracy scores of 262 and 242 (out of 500), respectively, compared to 273 and 259 for non-Indigenous women. Half of Indigenous women aged 25 to 64 held a post-secondary degree in 2011 compared to almost two-thirds of non-Indigenous women.

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POVERTY AND VIOLENCE

Women and girls are more likely than men to experience poverty, violence and harassment. Poverty is a particular concern for single mothers and single senior women, who are more likely to have low incomes and face challenges finding affordable housing.

While violence and harassment touch the lives of many women and girls, Indigenous women in particular experience high rates of homelessness, and are particularly vulnerable to domestic violence, mental illness and poorer overall health.

Certain Women Face Added Risks of Violence

• Women admitted to shelters and transition homes cited abuse as their primary reason for seeking shelter, with the most common abuser being an intimate partner.

• Women living in poverty face increased risk of victimization due to isolation, economic dependence, and difficulties accessing support services including affordable housing.

• Indigenous women are twice as likely to be violently victimized as Indigenous men and approximately three times more likely to be violently victimized than non-Indigenous women or men.

• Sexual assaults account for about 33 per cent of all crimes committed against Indigenous women and 10 per cent of all crimes against non-Indigenous women.

• Women living with physical and cognitive impairments experience violence two to three times more often than women living without impairments.

• 59 per cent of senior victims of family violence were senior women, with a rate 24 per cent higher than that of senior men.

• Women are more likely than men to experience the most severe forms of self-reported spousal victimization, despite having similar prevalence rates as men.

• In 2014, 5 per cent of Canadians who had been sexually assaulted reported the incident to police.
Sources: Statistics Canada; Status of Women Canada; Public Health Agency of Canada; Western University, Centre for Research & Education on Violence Against Women & Children.

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TAKING ACTION ON

GENDER-BASED CHALLENGES

Budget 2016 and Budget 2017 include many measures aimed at reducing the gender wage gap, encouraging greater workforce participation among women, and helping to combat poverty and violence. Such measures include:

•	The Canada Child Benefit, which gives more support to families and is helping to lift hundreds of thousands of Canadian children out of poverty.

•	Investments in early learning and child care, to support access to child care and allow greater participation in work, education or training, particularly by mothers.

•	The PromoScience Program, which supports organizations that offer opportunities to young people, including young women, that promote interest and skills development in STEM.

•

Investments in skills training for an innovation-driven economy by expanding access to student financial assistance and training programs to help all Canadians, including women, pursue post-secondary education and participate fully in the labour market.

•	The Urban Indigenous Strategy, which will address challenges faced by at-risk members of the community, including Indigenous women.

•	A new Employment Insurance caregiving benefit, which will allow more caregivers, the majority of whom are women, to balance their work and family responsibilities.

•

The right to request flexible work arrangements for federally regulated employees, including flexible start and finish times and the ability to work from home, and new unpaid leaves to help manage family responsibilities.

•	The Guaranteed Income Supplement top-up benefit, which increases support for the most vulnerable single seniors, who are disproportionately women.

•	The elimination of time limits for vocational rehabilitation, which will help the survivors and spouses of disabled veterans get the training they need to succeed in the workforce.

The Department of Finance Canada will continue to work with Status of Women Canada and partners outside of government to better understand the challenges women and girls face, to develop policies that promote greater gender equality, and to monitor progress toward that goal.

The Government also recognizes the current gaps in data and understanding related to broader intersecting identities—for instance, how economic policies affect LGBTQ2 individuals.

There is a great deal of work to be done and the Government is committed to making real progress on this front. Canada’s economic future will benefit from our ability to build a diverse and inclusive workforce, one that gives every Canadian a chance to succeed.

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What Success Will Look Like

•	More equal wages and increased labour market participation for diverse groups of women and men.

•	Greater representation of women in positions of leadership in both the public and private sector.

•	Reduced risk and occurrence of gender-based violence against women and girls.

BUDGET 2016: MEANINGFUL INVESTMENTS TO SUPPORT GENDER EQUALITY

In Budget 2016, the Government made historic investments in people and communities—taking meaningful steps toward addressing many of the longstanding economic and social issues that particularly affect women.

These investments include the new, tax-free Canada Child Benefit, which provides low- and middle -income families with more help with the cost of raising their children. Nine out of 10 families receive more help than they did under previous programs, with average benefits for these families rising by nearly $2,300 in the first year.

“The Canada Child Benefit is an example of the social policies needed to ensure prosperity is shared by all. It will change lives—especially for women and children fleeing violence. Fear of economic hardship is one of the driving forces that keeps women and children trapped in abusive situations. By increasing the incomes of mothers living in poverty, it creates more options for safety planning. For mothers with children in emergency shelters, the financial boost could help them secure housing in the community when they are ready. This will help free up essential spaces for other women and children in need….Strong social policies like the Canada Child Benefit are game-changers.”

– Maureen Adams and Etana Cain, YWCA Toronto

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The Canada Child Benefit is particularly beneficial for families led by single parents. These families are most often led by single mothers and tend to have lower total incomes.

Of the families that receive the Canada Child Benefit and are led by single mothers, nearly 90 per cent have net family incomes below $60,000 per year. These families receive about $9,000 each year in benefit payments, making it easier for them to afford the things that give children a good quality of life: a safe place to live, healthy food and access to recreational and cultural activities.

The Canada Child Benefit can give single parents further peace of mind that at the end of each month, they will have enough money to support their kids.

Budget 2016 also increased income support for vulnerable seniors. Enhancements to the Guaranteed Income Supplement have resulted in 750,000 single seniors receiving an increase of up to $947 each year. This enhancement is helping to lift 13,000 vulnerable seniors—including 12,000 senior women—out of poverty.

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Significant investments in Budget 2016 helped to make post-secondary education more affordable for students from low- and middle-income families through enhancements to the Canada Student Loans Program, and also made student debt loads more manageable through changes to the Canada Student Loans Program’s Repayment Assistance Plan. These measures are expected to benefit women in particular, as women account for approximately 60 per cent of all Canada Student Loans Program loan and grant recipients. Women also represent approximately 66 per cent of borrowers enrolled in the Repayment Assistance Plan.

To further support women’s participation in the labour market, the Government committed to exploring flexible work arrangements for federally regulated employees. Because women continue to do the majority of unpaid work in the home, flexible work arrangements can better support women who need to manage personal and family responsibilities as well as the demands of paid work. Budget 2017 takes further action on this issue by proposing amendments to the Canada Labour Code.

Budget 2016 also included a number of measures to enhance the safety of women and girls who have experienced—or are at risk of experiencing—violence and abuse.

To build safer, stronger communities, Budget 2016 committed $2.3 billion over two years to expand affordable housing. These investments are expected to especially improve the housing conditions of senior women living alone and single mothers, who are more likely to face challenges finding affordable housing. Nearly $90 million of the Budget 2016 investment was allocated for the construction and renovation of shelters and transition houses for victims of family violence—an investment expected to create or improve more than 3,000 shelter spaces over two years.

For Indigenous women in particular, the Government supported the construction, renovation and operation of shelters for victims of family violence, on- and off-reserve. This is expected to result in five new shelters on-reserve and access to 3,000 new shelter spaces off-reserve.

The National Inquiry into Missing and Murdered Indigenous Women and Girls, coupled with large-scale investments in Indigenous education, child welfare and housing beginning in Budget 2016, will help to identify and address the root causes of violence against Indigenous women and girls.

To further advance gender equality objectives, the Government also expanded the capacity of Status of Women Canada. This investment will help support local organizations working on women’s issues and gender equality, and will ensure that gender-based analysis becomes an integral part of government decision-making.

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BUDGET 2017: AN INCLUSIVE PLAN FOR GROWTH

Budget 2017 builds on these investments by focusing on innovative, inclusive and sustained growth for the middle class.

As Canada sets a new course for long-term economic growth, it presents both significant opportunities and challenges for Canadian women and men to benefit equally. In using gender-based analysis in its budgetary decisions, the Government has sought to develop policy that is better informed by its differential impacts on women and men.

Budget 2017’s Gender Statement sets out how decisions made in the current budget were informed by gender considerations, with the ultimate goal of delivering the best possible outcomes for Canadians in all their diversity. This first attempt will inform and improve the process used for future statements.

HIGHLIGHTS

Budget 2017 proposes key investments in areas where gender imbalances persist, such as innovation and public infrastructure.

Targeted measures will help address these barriers to inclusive growth, including through enhancements to student financial assistance and skills training programs, and modern infrastructure that facilitate access to education, social and work opportunities.

Budget 2017 features major initiatives that promote more equal labour market participation, and reduced poverty and violence affecting women and girls.

These include, over the next 11 years, new investments of $7 billion towards early learning and child care and over $11.2 billion towards a National Housing Strategy, and $101 million over five years to support a National Strategy to Address Gender-Based Violence.

More than 60 Budget 2017 measures were identified as having differential gender impacts, but there remain many areas where data is not readily available.

The Government will continue to build capacity and expertise across departments, and to work with partners, to deepen its understanding of the impacts of policies on gender and other intersecting identities.

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CHAPTER 1—SKILLS, INNOVATION AND MIDDLE CLASS JOBS

With a focus on skills, innovation and clean growth, Budget 2017 will help to deliver good, well-paying jobs for the middle class and those working hard to join it.

In an economy that is always changing, women must have access to the same opportunities as men.

SKILLS TRAINING FOR THE NEW ECONOMY

Canada’s long-term success—and the success of its middle class—depends on a skilled workforce that can adapt quickly to change. By making significant investments in skills training, Budget 2017 will help to build a more resilient and adaptable workforce—giving more Canadians more opportunities to reach their full potential.

Under the existing Labour Market Transfer Agreements, the Government provides nearly $3 billion each year to provinces and territories for the design and delivery of skills training and employment supports aimed at helping Canadians prepare for, return to or maintain employment. However, in 2013–14, women accounted for less than 44.5 per cent of all participants under the Labour Market Development Agreements—the largest of these transfer agreements. This underrepresentation is particularly worrisome given the significant barriers faced by women in the labour market.

Budget 2017 proposes to provide an additional $2.7 billion over six years, starting in 2017–18, to expand these agreements and help more Canadians access training and employment assistance. With this funding comes a renewed commitment to increase the participation of underrepresented groups—such as women—in the workforce. Working with provinces and territories, the Government will develop a new approach to labour market programming that is more responsive to the diverse needs of Canadians.

Building on measures announced in Budget 2016, the Government is proposing further changes to Canada Student Loans and Grants to help more Canadians—in particular, adult learners—pursue post-secondary education.

Women account for nearly two-thirds of all part-time students who receive Canada Student Loans and Grants, and account for the vast majority (80 per cent) of Canada Student Grant recipients who also have dependent children.

By expanding eligibility for Canada Student Loans and Grants for part-time students, as well as for Canada Student Grants for students with dependent children, Budget 2017 will help make post-secondary education more accessible and more affordable for more Canadian women.

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ECONOMIC GROWTH AND INNOVATION THAT WORKS FOR ALL CANADIANS

Innovation is the key that unlocks possibilities and opportunities—it’s what allows Canadians to adapt to change and prepare for the future.

In addition to strengthening and growing the middle class, innovation can deliver a better quality of life: better, more effective health care; smarter, more connected cities; and cleaner, more sustainable energy, among many other examples.

Innovation is also what will drive future economic growth. By creating new jobs and transforming existing ones, innovation will generate good, well-paying jobs today, and even better opportunities for our children.

From a gender perspective, the immediate benefits of these investments—including jobs created and expanded access to innovative technologies—are not shared equally between diverse groups of women and men.

Table 5.1

STEM Education and Employment in Canada by Gender, Immigrant Status, and Aboriginal Identity, 2011

	Total	Women % of Total	Immigrants % of Total	Aboriginal % of Total
Population aged 25-54	14,044,940	51.1	24.5	3.9
Post-secondary credential	9,340,495	52.5	26.1	2.5	[1]
Post-secondary credential in a STEM field	1,814,075	29.6	39.9	1.4	[1]
Post-secondary credential in a STEM field and employed in a STEM- intensive occupation	606,520	18.9	37.5	N/A	[2]
% of those with a STEM credential employed in a STEM-intensive occupation	38.9%	26.9%	39.1%	N/A	[2]

1	Not including trades and apprenticeships.
2	These data are collected, but are not publicly available.

Sources: Council of Canadian Academies, 2015. Some Assembly Required: STEM Skills and Canada’s Economic Productivity. Ottawa, Ontario: The Expert Panel on Stem Skills for the Future, Council of Canadian Academies. Based on data from Statistics Canada and Panel calculations.

Gender imbalances persist in the innovation and research sphere, where women continue to be underrepresented in STEM, both at universities and colleges. At school and in the workforce, women account for less than 30 per cent of STEM students and professionals.

Budget 2017 includes several measures to help promote the participation of diverse groups of women and men in STEM and the digital economy—an important part of the Government’s overall economic growth strategy.

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The PromoScience Program funds organizations that offer young people—from junior kindergarten up to grade 12—opportunities to participate in activities known to build engagement, interest, skills and knowledge in STEM. These activities are particularly valuable for young girls, as their interest in STEM has been shown to decline more rapidly with age, compared to boys.

PromoScience has been successful to date in promoting STEM interest among girls—with 67 per cent of program recipients indicating that the skills and knowledge of girls increased to a great extent following their participation in a PromoScience-funded project. Expanding the PromoScience Program will encourage underrepresented groups to take an interest in STEM, and help create a more gender-balanced stream of talented individuals who are equipped to build—and benefit from—Canada’s economic future.

At home, access to the Internet opens up a world of opportunities. From social connections with other Canadians, to improved access to health care services and new ways to learn and work, participation in the digital economy is vital to ensuring the benefits of innovation are spread widely.

Statistics Canada data from 2014 indicate that 15 per cent of households do not have a home Internet connection. Several cross-cutting barriers limit Internet adoption in Canada: those with no Internet connection at home tend to have lower levels of education, are more likely to be elderly, and are disproportionately from low-income groups. There are associated gender imbalances as well, since women are disproportionately represented among low-income families and among seniors, for example, women are less intensive users of the Internet compared with men.

Financial barriers to access include the cost of purchasing a computer and the cost of signing up for a home Internet connection. To help low-income families overcome these challenges, Budget 2017 proposes to invest $13.2 million over five years in a new Affordable Access program, which will provide a confidential portal to allow Internet service providers to offer low-cost home Internet packages to low-income families, bundled together with refurbished computers. Since women are overrepresented in low-income families, they stand to benefit from this program in particular.

Budget 2017 also proposes $29.5 million over five years, starting in 2017–18, for a new digital literacy exchange program. This program will foster more inclusive Canadian Internet literacy by supporting initiatives that teach basic digital skills, including how to use the Internet safely and effectively, to certain groups that are affected by digital divides, including seniors, low-income Canadians, Indigenous Peoples, and those living in northern and rural communities.

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SUPPORT FOR WOMEN ENTREPRENEURS

A 2015 report from the Expert Panel on Championing and Mentorship for Women Entrepreneurs stated that “the energy and talents of half of Canada’s population is a resource that no economy can afford to squander.” The Government of Canada agrees wholeheartedly.

With close to half of all new businesses in Canada now started by women, women entrepreneurs are a driving force in the Canadian economy. Yet two-thirds of small and medium-sized businesses are majority-owned by men. Fewer than one in six businesses (15 per cent) are majority-owned by women.

In addition, small businesses owned by women earn less than half the revenue of comparable businesses owned by men, according to data from the Business Development Bank of Canada. This difference could relate to a number of factors. Compared to businesses majority-owned by men, women majority-owned businesses are more likely to be micro businesses with 1 to 4 employees and less likely to export. They also tend to have lower growth rates and lower intentions to grow, and be concentrated in highly competitive service-oriented sectors like health care, retail, and accommodation and food services. Women majority-owners are also less likely to have more than 10 years of managerial experience.

Women entrepreneurs have been consistently vocal about the tools that are needed to help them succeed. Despite many conversations about helping women grow their businesses, the success rates and growth opportunities for women-led companies do not match their male counterparts.

An ecosystem of support exists; however, there are gaps and an overall lack of awareness and coordination—of the programs available, mentorship opportunities, and the needs of enterprises to maximize their growth potential.

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Although progress has been made, it is also clear that women in Canada do not have the same opportunities as men when it comes to representation at senior leadership tables. The February 2017 report from the Advisory Council on Economic Growth highlighted that there is considerable work to be done to break the glass ceiling in Canada:

“The statistics show that Canadian companies are good at hiring women but less effective at advancing them: women make up 46 percent of the country’s labour force but hold less than one-third of all senior management positions. Strikingly, the companies in the Canadian TSX 60 have only one woman CEO among them. The share of seats that women hold on the boards of Canadian stock-index companies has received much attention. In 2014, it was just under 21 percent, a smaller proportion than in many other OECD countries.”

Women Entrepreneurs: A Growing Force

The Business Development Bank of Canada has recently undertaken important efforts to support women entrepreneurs, including:

•   A new $40 million fund for women-led technology firms, announced in November 2016, consisting of both venture and growth capital, and an additional $10 million to support regional initiatives for women founders.

• A full client-centred review of its processes from the perspective of women entrepreneurs, to be launched in the spring of 2017.
• Continued progress on the 2015 commitment to increase term lending to majority women-owned businesses to at least $700 million over three years.

EXPANDING EMPLOYMENT INSURANCE BENEFITS TO OFFER MORE FLEXIBILITY FOR FAMILIES

For many Canadians, balancing their work and family caregiving responsibilities is a challenge. This is especially difficult when a family member is suffering from a very serious illness.

To help lessen the burden on eligible caregivers, Budget 2017 proposes to create a new Employment Insurance (EI) caregiving benefit. The new benefit will give eligible caregivers up to 15 weeks of EI benefits while they are temporarily away from work to support or care for a critically ill or injured family member. To support this new benefit, Budget 2017 proposes to provide $691.3 million over five years, starting in 2017–18, and $168.1 million per year thereafter.

It is expected that women will benefit significantly from improved EI caregiving benefits. Today, women are more likely to provide care than men, and amongst caregivers, women spend more time per week engaged in caregiving compared to men.

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FLEXIBLE WORK ARRANGEMENTS

Building on the commitment in Budget 2016, Budget 2017 proposes amendments to the Canada Labour Code to give federally regulated workers the right to request flexible work arrangements from their employer, such as flexible start and finish times and the ability to work from home, in addition to new unpaid leaves to better balance work and family demands. This initiative will benefit many women who continue to do the majority of unpaid work in the home.

CHAPTER 2—COMMUNITIES BUILT FOR CHANGE

Historic investments in infrastructure—like the ones made in Budget 2016 and the ones proposed in Budget 2017—help to build strong communities, create good, well-paying jobs, and grow the economy. This benefits all Canadians.

From a gender perspective, jobs created through infrastructure investments tend to go to men more than women, as men vastly outnumber women in the building trades. These investments benefit women more in areas where they are better represented, for example in infrastructure project and asset management positions, where they account for an estimated 30 per cent of all employees.

However, in terms of the end users of public infrastructure, some studies suggest that specific investments benefit women more than men. For example, studies undertaken in the U.S. and U.K. have found that on average, women—and particularly lower-income women—use public transit more often than men. For these women, investments in public transit could mean shorter commutes to school or work, easier access to child care, and more opportunities to have good, well-paying jobs.

On the whole, generating reliable Canadian data on infrastructure—including data needed to perform gender analysis—is challenging. The Government is committed to improving results-gathering and reporting to ensure that such analyses can be more easily done in the future.

Under the Infrastructure Plan, the Government will work with its partners, including provinces and territories, to ensure more comprehensive reporting on publicly funded infrastructure projects to better understand the local, social and economic benefits of infrastructure projects, and on the ways in which these benefits and related gender impacts were considered, including for specific groups such as women, veterans, youth, people with disabilities and Indigenous Peoples.

Better reporting will give all levels of government more data and more opportunities to consider the gender impacts of projects, leading to decisions that result in better economic and social outcomes and greater gender equality.

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CLEAN GROWTH AND CLIMATE CHANGE

Gender equality and the empowerment of women are foundational pillars of Canada’s leadership in the fight against climate change.

Existing gender inequalities around the world make women more vulnerable to the effects of climate change, including in Canada. For example, extreme weather events can have a disproportionately negative effect on low-income earners, the majority of whom are women. By applying a gender lens to climate change mitigation and adaptation efforts, the Government can ensure that its actions are more effective and responsive to a broader range of needs.

EARLY LEARNING AND CHILD CARE

In 2014, a regulated child care space was available for approximately one in four children in Canada, a rate lower than best-performing OECD countries, with rates at about 50 per cent or more. Affordability of child care also remains a top concern for many families; in Toronto, for example, average annual child care fees can reach, and in some cases exceed, $20,000 per year.

To make child care more affordable for more Canadian families, and to better support women who wish to return to work, Budget 2017 proposes to invest $7 billion over 10 years in early learning and child care initiatives. More accessible and less costly child care will help all children get a better start in life, help mothers who wish to work to return to work, and support families by reducing the heavy burden of child care costs.

These investments will also improve the quality of early learning and child care programming, and support enhanced skills training, including for early learning and child care workers—a sector that is traditionally dominated by women.

AFFORDABLE HOUSING AND HOMELESSNESS

To give more Canadians access to housing that is safe, adequate and affordable, Budget 2017 proposes to introduce a National Housing Strategy, supported by an investment of more than $11.2 billion over 11 years, starting in 2017–18. It is expected that this Strategy will help thousands of Canadian households in need find adequate, suitable and affordable housing. This includes a large number of single senior women and single mothers, who are more likely to face challenges finding affordable housing due to their relatively low household incomes coupled with additional financial constraints, such as child care costs.

To help more homeless Canadians find stable housing, the Strategy will make investments of $2.1 billion over 10 years, starting in 2018–19, to renew and expand the Homelessness Partnering Strategy. These investments will benefit a large number of homeless men, who are the predominant users of shelters in Canada. Funding will also support a number of community projects with tailored approaches to recognize the unique needs of homeless women, including accommodations for survivors fleeing family violence.

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Addressing Housing and Homelessness by Gender

• In 2011, more than a quarter of families led by single mothers were found to be in “core housing need”—living in accommodations that are inadequate, unsuitable or unaffordable.

• Seniors who rent—and in particular, single female seniors living alone—were also more likely to face challenges finding safe and suitable housing.

•   According to the National Shelter Study released in 2016, more than a quarter of shelter users in 2014 were women. Nearly 90 per cent of families using emergency shelters were headed by single women.

Tracking the results of these initiatives is essential to understanding their effectiveness. The Government continues to test and refine the metrics that inform policy development, especially in this space.

CHAPTER 3—A STRONG CANADA AT HOME AND IN THE WORLD

All Canadians deserve to be treated fairly and given opportunities to reach their full potential. Indeed, Canada is at its best when women and men have a chance to build better lives for themselves. When more Canadians have more opportunities to contribute to—and share in—Canada’s prosperity, we all benefit.

LONG-TERM SUPPORT FOR HEALTH CARE

To better support home care and mental health services, the Government has offered provinces and territories targeted investments of $11 billion over the next 10 years. This funding will help address specific gaps in Canada’s health care system by improving access to home care and mental health services.

Home care is particularly significant for Canadian women. Women account for nearly two-thirds of all home care clients, and are also more likely than men to spend a significant amount of time on caregiving activities. In addition, paid care is mostly provided by female health care providers.

The targeted health care investments in Budget 2017 funding could be used to train additional frontline home care workers, increasing employment opportunities for women. In addition, support for unpaid family and friend caregivers could be provided by increasing access to respite care, with a view to alleviating stress and helping these caregivers provide care for loved ones longer.

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Different segments of the Canadian population have different mental health challenges and needs—this is true for women and men, as well as LGBTQ2 individuals, youth, seniors, minorities and other groups. For example, recent evidence has shown that the suicide rate for men is three times higher than the rate for women, yet women attempt suicide three to four times more often than men. Moreover, many organizations, including the Mental Health Commission of Canada, have noted that victims of family violence are predominantly women, a key risk factor for poor mental health, suicide and substance abuse.

By providing the stable, predictable and long-term funding needed to shorten wait times for mental health services, outcomes for many groups—including women at risk—can be improved.

IMPROVING THE HEALTH OF FIRST NATIONS AND INUIT PEOPLE

First Nations and Inuit health outcomes continue to lag those of the broader Canadian population. Women also face unique barriers to accessing services and may be deterred from doing so due to stigma, discrimination, a fear of losing their children, family responsibilities or a lack of women-centred programs. The Government will ensure that services and supports acknowledge the role of sex and gender, including the unique experiences of First Nations and Inuit men, women, children and families.

Budget 2017 proposes to invest $828.2 million over the next five years to address the immediate health priorities of First Nations and Inuit peoples. The proposed investments cover most components of current First Nations and Inuit health programming. These include mental health services, home and palliative care, primary care, infectious and chronic disease prevention, maternal and child health, and non-insured health benefits.

Gender impacts will vary depending on the program in question. Broadly speaking, many First Nations and Inuit women face higher rates of family violence, single parenting, sexual harassment, inequality, sexual exploitation and poverty. These issues contribute to poor mental health and substance use, and have a major impact on the lives of their children, families and communities.

The Government is also proposing to invest in services that are women-specific (e.g., maternal and child health), which are adapted to reflect the needs and realities of women. Men are also dealing with the impacts of poverty, violence, sexual abuse, and loss of culture and language. Understanding the different needs of different segments of the population will ensure that programs are designed and delivered in a way that promotes better health outcomes.

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BETTER OUTCOMES FOR URBAN

INDIGENOUS WOMEN

Indigenous women tend to be more vulnerable than their non-Indigenous counterparts. They are more likely to be teen mothers and single mothers than non-Indigenous women. They are also more likely to be unemployed, and they have a median income that is 22 per cent less than non-Indigenous women (2010 data).

Indigenous women are also overrepresented in prisons, where they represent roughly 36 per cent of incarcerated persons (both provincial/territorial and federal) despite only representing 4 per cent of the Canadian population. Indigenous women and girls are also three times more likely to be victims of violence and are more likely to be victims of human trafficking or the sex trade.

Indigenous women are particularly vulnerable in urban centres, and more than half of all Indigenous People live in urban centres. For example, the majority of incidents of missing and murdered women and girls occur in urban areas: 70 per cent of known disappeared Indigenous women and 60 per cent of known murdered Indigenous women. Budget 2017 proposes $118.5 million over five years to support the Urban Indigenous Strategy. The Strategy targets support to address challenges faced by some of the most at-risk community members, including Indigenous women.

In particular, the Strategy will provide funding to support projects relating to women such as family violence programs or support for day care to help Indigenous women participate in the workforce. These initiatives can provide helpful services and programs to support Indigenous women in urban centres, whether by supporting their transition to urban life or reducing their vulnerability.

In recognition of the fact that available data remains limited regarding the direct impacts of the program on Indigenous women, Budget 2017 measures in support of the Urban Indigenous Strategy include funding for research and innovation. This funding can support better data analysis on the impacts of programs and services on all Indigenous Peoples, including Indigenous women, and work to improve outcomes for these individuals.

ADDRESSING GENDER-BASED VIOLENCE

Overall violence in Canada has declined over the past 30 years, but women continue to be more likely than men to experience the most severe forms of spousal violence. Indigenous women, children and youth, and LGBTQ2 and gender non-conforming people, are at even greater risk of experiencing gender-based violence while immigrant and newcomer women face additional challenges to report gender-based violence.

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To help prevent and address gender-based violence, Budget 2017 proposes to invest $100.9 million over five years, starting in 2017–18, and $20.7 million per year thereafter, to establish a National Strategy to Address Gender-Based Violence. The Strategy will create a centre of excellence within Status of Women Canada, to better align existing resources to address gender-based violence, and include measures that will be implemented by the Royal Canadian Mounted Police and the Department of National Defence.

Gender-based violence is a significant barrier to gender equality. By investing in a National Strategy to Address Gender-Based Violence, the Government of Canada is helping to ensure that all Canadians have the opportunity to live healthy and happy lives, reach their potential and contribute fully to our growth and prosperity.

SUPPORTING THE LGBTQ2 COMMUNITY

In Canada, all people, regardless of their sexual orientation or gender identity, should feel safe, secure and empowered. However, members of the LGBTQ2 community share a history of discrimination, harassment and even violence—affecting career opportunities, social inclusion and well-being.

A survey conducted by the Trans PULSE Project in 2010 showed that, out of the 500 transgender respondents in Ontario, 13 per cent had been fired and 18 per cent were refused employment based on their transgendered status. Twenty per cent of respondents had been physically or sexually assaulted, but not all these assaults were reported to police.

Significant data gaps remain, but the Government is committed to better understanding these challenges and making meaningful progress in advancing the rights of LGBTQ2 individuals in Canada.

On November 15, 2016, the Government appointed a Special Advisor on LGBTQ2 issues. The Special Advisor will engage with LGBTQ2 organizations from across the country to promote equality, protect the rights of LGBTQ2 Canadians, and address both historical and current discrimination.

Budget 2017 also proposes to provide $3.6 million over three years, starting in 2017–18, to establish an LGBTQ2 Secretariat within the Privy Council Office, to support the Special Advisor in developing and coordinating government initiatives on LGBTQ2 issues.

STRENGTHENING THE FAMILY JUSTICE SYSTEM

Separation and divorce have different economic and social consequences for women and men. Studies indicate that women’s median income drops on average by 30 per cent while men’s median income drops by 6 per cent following a separation or divorce. Female-led single-parent families have a lower average income than male-led single-parent families, $39,400 and $51,800 respectively in 2013.

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For women, the economic consequences of separation and divorce are significant because, in most cases, children still tend to reside primarily with their mother after divorce or separation of heterosexual couples. As a result, over 90 per cent of family support payers are men and over 90 per cent of recipients are women.

Federal funding for enforcement activities related to family support play a major role in ensuring that women receive the child and spousal support owed to them. On a yearly basis, collective enforcement efforts of federal, provincial and territorial governments approach $2 billion paid directly to families and children. These efforts prevent child poverty and the feminization of poverty, and help more Canadian families to join the middle class.

Budget 2017 commits funding of $107.8 million per year over five years, starting in 2017–18, and $21.1 million per year ongoing, to the Department of Justice in support of federal family law activities. The Supporting Families Experiencing Separation and Divorce Initiative is being funded on a permanent basis.

PRINCIPLED ENGAGEMENT ON THE WORLD STAGE

As the Government strengthens its focus on gender equality at home, it also recognizes its responsibility to promote this value abroad—particularly in the developing world where inequalities are often more pronounced.

In many places around the world, women and girls continue to disproportionately be victims of poverty, violence, instability, employment gaps, and uneven social and political development. In all countries for which data exists, women do more unpaid work than men, and their work is often concentrated in low-wage and low-skill industries. Furthermore, women make up more than two-thirds of the world’s 796 million illiterate people, and more than 1 in 3 women worldwide have experienced either physical and/or sexual violence in their lifetime.

To create a safer and more prosperous world, and to play a constructive role on the world stage, the Government has pledged to increase Canada’s support for international peace operations with the United Nations. As a result of this engagement, civilians—especially women and children—will be better protected from conflict and sexual and gender-based violence, and be more empowered to participate in peace processes and other decision-making opportunities.

In addition, development programs that are focused on improving the lives of women and girls are proven to have a positive effect on families and entire communities. When women and girls are fully engaged in decision-making, our societies become stronger, our economies more prosperous, and our countries more secure. The results of the International Assistance Review, to be announced later this year, will outline in more detail Canada’s plans to put women and girls at the centre of its development programs.

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As part of this focus on empowering women and girls, the Government of Canada recently announced $650 million over three years to support sexual and reproductive health and rights in developing countries. This funding commitment will give more women access to the quality health care, modern contraception, and sexual education and prevention services they need to retain control over their bodies, and exercise their rights.

Recognizing the horrific violence experienced by survivors of Daesh, particularly women and girls, the Government has announced that it will resettle approximately 1,200 highly vulnerable refugees, including Yazidi women and girls and other survivors of Daesh, to Canada, and support them in the challenges that lie ahead by providing them with the appropriate settlement supports, including psychosocial, physical and social supports.

CHAPTER 4—TAX FAIRNESS FOR THE MIDDLE CLASS

The federal tax system is an essential part of the contract between Canadians and their government.

It raises revenue needed to pay for programs that benefit Canadians—especially those with lower incomes, or with special needs and challenges. When properly designed, it also helps to redistribute funds in a way that ensures fairer treatment for all. Through specific measures, it can also encourage beneficial behaviours. For example, the Working Income Tax Benefit provides both tax relief and an incentive to enter the workforce; the Tuition Tax Credit offsets the costs of education; and tax credits for charitable giving encourage Canadians to donate to the organizations that help to strengthen and support our communities.

Snapshot: Personal Income Tax by Gender

•   Approximately 14.2 million women and 13.4 million men are expected to file tax returns for the 2016 tax year.

•   Among single individuals, about 51 per cent of female filers and 59 per cent of male filers pay federal personal income tax.

•   Men have higher taxable income on average than women. In 2016, it is estimated that men earned 59 per cent of all taxable income.

•   It is projected that roughly 66 per cent of all federal personal income taxes in 2016 will be paid by men, versus 34 per cent by women.

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Ensuring that the tax system performs these functions in a manner that is fair and efficient—and does not give one group an unfair advantage over another—is an important consideration when developing tax policy. Budget 2017 takes action to close tax loopholes, crack down on tax evasion and avoidance, improve existing tax relief measures, and eliminate measures that are no longer needed.

Acknowledging that tax measures may impact women and men differently, Budget 2017 assessed proposed tax measures to determine their gendered impacts. By applying a gendered lens, Budget 2017 will promote the fair and consistent treatment of women and men under the tax system.

The example below shows the type of analysis informing each tax measure in Budget 2017.

CANADA CAREGIVER CREDIT

Budget 2017 proposes to consolidate the existing Caregiver Credit, Infirm Dependant Credit and Family Caregiver Tax Credit into the new Canada Caregiver Credit.

Statistics Canada estimates that slightly more women than men are caregivers (about 54 per cent of caregivers were women in 2012). A higher proportion of men claim caregiver tax credits (men make up 55 per cent of all individuals claiming the Caregiver Credit and 59 per cent of those claiming the Infirm Dependant Credit).

THE PATH FORWARD

Budget 2017’s Gender Statement represents the Government’s first comprehensive effort at reviewing and reporting on how budgetary decisions affect women and men differently.

Our commitment is to improve upon this work, and make meaningful progress in elevating gender to the mainstream of government decision-making.

Beyond gender, the Government also recognizes the work remaining to better consider the broader range of intersecting identities that make up the landscape of Canadian society—whether it’s age, income, ethnicity or sexual orientation.

This will require widespread partnerships with stakeholders and experts, both in Canada and abroad. Recent engagement with experts from civil society and academia proved immensely helpful in understanding the challenges and opportunities ahead, and we look forward to a more regular dialogue in the coming weeks and months.

The Government will also be working with international partners. This includes the OECD, which will be providing advice on gender issues and gender budgeting in Canada.

EQUAL OPPORTUNITY: BUDGET 2017’S GENDER STATEMENT	241

By more systematically implementing gender-based analysis plus in policy development and implementation, by making better use of data to inform decision-making, and by better engaging Canadians in the policy-making process, the Government is acting on its commitment to improve the quality of life for all Canadians.

Status of Women Canada will continue to provide leadership on the advancement of gender equality within the federal government. Over the coming months, the Minister of Status of Women will lead the identification of government-wide outcomes on gender equality, including performance indicators to monitor progress. This will ensure that the gender impacts of policy decisions, including budgetary measures, are tracked over time.

While there is still much work to be done, the Government endeavours with this first Gender Statement to continue on the path of building a fairer, more inclusive Canada that recognizes the unique effects of policy on Canadians in all their diversity.

242	CHAPTER 5

Annex 1

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS

ECONOMIC PROJECTIONS

The average of private sector forecasts has been used as the basis for fiscal planning since 1994 and introduces an element of independence into the Government’s fiscal forecast. This practice has been supported by international organizations such as the International Monetary Fund.

The Department of Finance Canada regularly surveys private sector economists on their views on the outlook for the Canadian economy. The economic forecast presented in this section is based on a survey conducted in December 2016.

The December 2016 survey included the views of 14 private sector economists:

•	BMO Capital Markets,

•	Caisse de dépôt et placement du Québec,

•	Canadian Federation of Independent Business,

•	CIBC World Markets,

•	The Conference Board of Canada,

•	Desjardins,

•	IHS Global Insight,

•	Industrial Alliance Insurance and Financial Services Inc.,

•	Laurentian Bank Securities,

•	National Bank Financial Markets,

•	Royal Bank of Canada,

•	Scotiabank,

•	TD Bank Financial Group, and

•	the University of Toronto (Policy and Economic Analysis Program).

In the December 2016 survey, private sector economists expected real gross domestic product (GDP) growth of 1.9 per cent in 2017 and 2.0 per cent in 2018. They projected real GDP growth to slow to about 1.7 per cent on average per year over the remainder of the forecast horizon (Table A1.1).

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS	243

Private sector economists expected GDP inflation (the broadest measure of economy-wide price increases) to pick up to 2.1 per cent in 2017 and to average 2.0 per cent per year over the following four years.

Private sector economists assumed West Texas Intermediate (WTI) crude oil prices of US$54 per barrel on average in 2017. Crude oil prices were projected to reach US$64 per barrel by 2021.

Nominal GDP growth in the December 2016 survey was expected to be 4.1 per cent in 2017, 4.0 per cent in 2018, and about 3.7 per cent on average over the following three years. Overall, the projected level of nominal GDP (the broadest single measure of the tax base) in the December 2016 survey is lower than projected in the 2016 Fall Economic Statement by $5 billion in 2017, with the difference rising to $16 billion lower by 2021.

Private sector economists projected the unemployment rate to stand at 6.9 per cent in 2017 and to gradually decline to 6.4 per cent by 2021.

In the December 2016 survey, the outlook for the 10-year government bond rate is higher by 20 basis points per year, on average, compared to the Fall Economic Statement. This reflects the rise in U.S. and Canadian government bond yields in the last quarter of 2016. On the other hand, the outlook for short-term rates is lower from 2018 onwards, by an average of about 10 basis points per year.

The fourth-quarter Canadian Economic Accounts results were somewhat more positive than expected in the December 2016 survey, and suggest firmer economic momentum heading into 2017. However, uncertainty and risk continue to weigh on the domestic and global economy. Overall, the risks to the December 2016 economic outlook remain broadly balanced, and the outlook is an appropriate basis for fiscal planning.

244	ANNEX 1

Table A1.1

Average Private Sector Forecasts

per cent, unless otherwise indicated

	2016	2017	2018	2019	2020	2021	2016– 2021

Real GDP growth
Budget 2016	1.4	2.2	2.2	2.0	1.9	–	–
2016 Fall Economic Statement	1.4	2.1	1.8	1.8	1.8	1.9	1.8
Budget 2017	1.3	1.9	2.0	1.7	1.7	1.8	1.7

GDP inflation
Budget 2016	0.9	2.4	2.1	2.1	2.1	–	–
2016 Fall Economic Statement	0.6	2.2	1.8	2.1	2.0	2.1	1.8
Budget 2017	0.6	2.1	2.0	1.8	2.1	2.0	1.8

Nominal GDP growth
Budget 2016	2.3	4.6	4.3	4.2	4.1	–	–
2016 Fall Economic Statement	2.0	4.3	3.7	4.0	3.9	4.0	3.7
Budget 2017	2.0	4.1	4.0	3.5	3.8	3.8	3.5

Nominal GDP level (billions of dollars)
Budget 2016	2,033	2,126	2,218	2,310	2,404	–	–
2016 Fall Economic Statement	2,026	2,114	2,191	2,279	2,368	2,463	–
Budget 2017	2,025	2,109	2,194	2,271	2,357	2,447	–
Difference between 2016 Fall Economic Statement and Budget 2017	-1	-5	3	-8	-11	-16	-6

3-month treasury bill rate
Budget 2016	0.5	0.7	1.6	2.4	2.7	–	–
2016 Fall Economic Statement	0.5	0.6	1.0	1.6	1.9	2.4	1.3
Budget 2017	0.5	0.6	0.9	1.4	1.8	2.3	1.2

10-year government bond rate
Budget 2016	1.6	2.3	3.0	3.4	3.6	–	–
2016 Fall Economic Statement	1.2	1.6	2.1	2.5	2.8	3.3	2.2
Budget 2017	1.3	1.8	2.3	2.7	3.0	3.3	2.4

Exchange rate (US cents/C$)
Budget 2016	72.1	75.9	79.1	81.5	83.1	–	–
2016 Fall Economic Statement	75.8	77.6	79.5	80.2	81.7	83.2	79.7
Budget 2017	75.5	74.5	76.1	77.4	79.3	81.3	77.4

Unemployment rate
Budget 2016	7.1	6.9	6.5	6.4	6.3	–	–
2016 Fall Economic Statement	7.0	6.9	6.8	6.7	6.5	6.2	6.7
Budget 2017	7.0	6.9	6.7	6.7	6.6	6.4	6.7

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS	245

Table A1.1

Average Private Sector Forecasts

per cent, unless otherwise indicated

	2016	2017	2018	2019	2020	2021	2016–2021

Consumer Price Index inflation
Budget 2016	1.6	2.0	2.0	2.0	2.0	–	–
2016 Fall Economic Statement	1.6	2.1	1.9	2.0	1.9	2.0	1.9
Budget 2017	1.5	2.0	2.0	1.9	1.9	2.0	1.9

U.S. real GDP growth
Budget 2016	2.3	2.4	2.4	2.2	2.1	–	–
2016 Fall Economic Statement	1.6	2.2	2.0	2.0	2.0	2.1	2.0
Budget 2017	1.6	2.3	2.3	1.8	1.9	2.0	2.0

WTI crude oil price ($US per barrel)
Budget 2016	40	52	59	63	63	–	–
2016 Fall Economic Statement	44	54	57	59	60	65	57
Budget 2017	43	54	59	56	59	64	56

Notes: For Budget 2016 and the 2016 Fall Economic Statement, GDP figures have been restated to reflect the historical revisions to the Canadian System of National Accounts, which were published along with data for the third quarter of 2016, released on November 30, 2016. Figures for Budget 2017 (the December 2016 survey) have not been restated to reflect the historical revisions to the Canadian System of National Accounts, which were published along with data for the fourth quarter of 2016, released on March 2, 2017.

Sources: For Budget 2016, Department of Finance Canada February 2016 survey of private sector economists; for the 2016 Fall Economic Statement, Department of Finance Canada September 2016 survey of private sector economists; for Budget 2017, Department of Finance Canada December 2016 survey of private sector economists; Statistics Canada.

246	ANNEX 1

FISCAL PROJECTIONS

The remainder of this annex outlines changes to the fiscal projections since the 2016 Fall Economic Statement (Table A1.2).

Table A1.2

Changes in the Fiscal Outlook Since the 2016 Fall Economic Statement (FES 2016)

billions of dollars

	Projection
	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022
FES 2016 budgetary balance	-25.1	-27.8	-25.9	-19.3	-16.8	-14.6
Economic and fiscal developments
Budgetary revenues
Income taxes	1.0	0.9	1.0	-0.2	-1.2	-1.3
Excise taxes/duties	0.4	0.2	0.5	0.6	0.9	0.9
Employment Insurance premiums	0.0	-0.1	0.0	0.0	0.1	0.1
Other revenues	-0.3	-0.1	-0.2	-0.3	-0.4	-0.6
Total	1.0	1.0	1.2	0.1	-0.7	-1.0
Program expenses
Major transfers to persons	0.0	0.1	0.1	0.1	-0.1	-0.1
Major transfers to other levels of government	-0.3	0.0	-0.1	0.0	0.0	0.0
Direct program expenses	1.9	1.6	1.0	0.9	0.5	0.6
Total	1.6	1.6	1.1	0.9	0.4	0.5
Public debt charges	0.6	-0.2	-0.4	-0.1	-0.2	-0.2
Total economic and fiscal developments	3.2	2.4	1.9	1.0	-0.4	-0.7
Revised budgetary balance before policy actions and investments	-21.8	-25.4	-24.0	-18.3	-17.3	-15.3

Notes: Totals may not add due to rounding. A negative number implies a deterioration in the budgetary balance (lower revenues or higher spending). A positive number implies an improvement in the budgetary balance (higher revenues or lower spending).

IMPACT OF ECONOMIC AND FISCAL DEVELOPMENTS SINCE THE 2016 FALL ECONOMIC STATEMENT (BEFORE POLICY ACTIONS AND INVESTMENTS)

Relative to FES 2016, projected budgetary revenues are higher in the first four years of the forecast primarily due to higher projected corporate and non-resident income tax revenues based on recent financial results. However, this growth is more than offset in the outer years by lower projected personal income tax revenues, reflecting weaker economic growth expectations in those years, as reflected in the December survey of private sector economists.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS	247

Excise taxes/duties are higher largely as a result of higher projected customs import duties. Previously, customs import duties were slated to decline based on the anticipated introduction date of January 1, 2017 for the Canada-European Union Comprehensive Economic and Trade Agreement (CETA) and the Trans-Pacific Partnership (TPP) agreement. Based on recent developments, CETA is now expected to enter into force in mid-2017, resulting in no forgone revenues in 2016–17, and somewhat smaller forgone revenues in 2017–18. In addition, given the uncertainty surrounding the TPP agreement, it is now assumed that tariffs will continue to be charged at existing rates, and the impact of lower tariffs has been removed from projected revenues. Together, these changes have resulted in an increase in projected customs import duties over the forecast horizon.

Employment Insurance premium revenues are virtually unchanged in all years of the forecast.

Other revenues, such as those resulting from loans and investments, interest and penalties, enterprise Crown corporations’ profits and assets held in the Exchange Fund Account, are lower in all years of the forecast horizon largely as a result of lower year-to-date program revenues in 2016–17 and downward revisions to projected short-term interest rates for the remaining years (lowering the rate of return on interest-bearing assets).

With respect to expenses, major transfers to persons are largely unchanged, as a decrease in elderly benefits of approximately $0.1 billion per year, due to lower forecasted inflation, is generally offset by a projected increase in the Canada Child Benefit ranging between $0.1 billion and $0.2 billion per year. The increase in children’s benefits is driven by lower projected household income resulting from the weaker economic outlook.

Major transfers to other levels of government are higher in the near term compared to FES 2016 projections. The increase in the early years is driven by revised tax-point transfers under the Quebec Abatement.

Compared to FES 2016, direct program expenses are projected to be lower, particularly in the near term. The decrease is driven by: year-to-date results, which carry forward to a limited extent over the forecast horizon; lower expenses for flow-through items (items which give rise to an equal and offsetting change in revenues); and lower capital amortization expenses based on current capital expenditure profiles.

Compared to FES 2016, public debt charges are lower in 2016–17, reflecting year-to-date results, notably in respect of bond buybacks. From 2017–18 onwards, public debt charges are higher, reflecting the impact of higher forecasted long-term interest rates on interest-bearing debt—market debt, public sector pension accounts, and employee future benefits.

248	ANNEX 1

IMPACT OF POLICY ACTIONS ANNOUNCED SINCE THE 2016 FALL ECONOMIC STATEMENT

The Government’s spending plans are generally laid out in the annual budget. However, due to operational reasons, some funding decisions may be required outside of the budget cycle. Consistent with the Government’s commitment to open and transparent spending, all such “off-cycle” funding decisions taken since FES 2016 are detailed in Table A1.3. Altogether, these actions are expected to reduce the budgetary balance by approximately $0.9 billion over six years starting in 2016–17.

Table A1.3

Policy Actions Announced Since the 2016 Fall Economic Statement

millions of dollars

	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022
Implementing Canada’s Oceans Protection Plan	–	-216	-334	-350	-326	-291
Supporting cost fluctuations related to international programs at Global Affairs Canada	-18	-48	-33	-33	-33	-33
Creating the Atlantic Fisheries Fund[1]	–	-47	-47	-47	-47	-47
Renewing Operation UNIFIER	–	-29	-29	–	–	–
Investments in border security	-98	-143	–	–	–	–
Eliminating tariffs on certain food manufacturing ingredients	-4	-19	-19	-19	-19	-19
Enhancing electoral participation and integrity	–	-16	-9	-11	-9	-9
Protecting the Last Ice Area	–	-2	-4	-4	-2	–
Monitoring of the Trans Mountain oil pipeline	–	-9	-16	-16	-14	-10
Supporting Ministers’ Regional Offices	–	-3	-3	-3	-3	-3
Monitoring of the Line 3 oil pipeline	–	-5	-5	-5	-3	-3
Welcoming Yazidi refugees and other survivors of Daesh	–	-16	-9	-3	–	–
Compensation for drywall contractors and Fort McMurray residents in relation to recommendations made by the Canadian International Trade Tribunal	–	-12	–	–	–	–
Supporting judicial compensation and benefits	–	–	–	–	–	–
Total Fiscal Measures Since FES 2016	-121	-565	-506	-489	-455	-414
Less: funds existing in the fiscal framework or sourced from departmental resources	112	290	373	265	260	232
Less: projected revenues/savings	–	14	14	14	14	14
Net Fiscal Impact	-9	-261	-119	-210	-181	-168

Notes: Totals may not add due to rounding. A negative number implies a deterioration in the budgetary balance (lower revenues or higher spending). A positive number implies an improvement in the budgetary balance (higher revenues or lower spending). If no amount is shown, either the impact is less than $0.5 million or no impact is expected.

[1]	Amounts shown are notional. Actual funding profile for the $325 million Atlantic Fisheries Fund is subject to further discussions with provinces.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS	249

IMPACT OF INVESTMENTS ANNOUNCED IN BUDGET 2017

Table A1.4 summarizes the net fiscal costs of investments announced in Budget 2017. The cost of policy actions undertaken since FES 2016 and investments proposed in this budget is approximately $5.7 billion over six years, starting in 2016–17. Reflecting risks to the economic and fiscal forecast, Budget 2017 includes an adjustment for risk of $3.0 billion in 2017–18 and future years.

Table A1.4

Investments Included in Budget 2017 by Chapter

billions of dollars

	Projection
	2016–	2017–	2018–	2019–	2020–	2021–
	2017	2018	2019	2020	2021	2022
Revised budgetary balance before policy actions and investments	-21.8	-25.4	-24.0	-18.3	-17.3	-15.3
Policy actions since FES 2016[1]	0.0	-0.3	-0.1	-0.2	-0.2	-0.2
Investments in Budget 2017
Skills, Innovation and Middle Class Jobs	-0.1	-1.2	-1.8	-1.8	-1.8	-1.6
Communities Built for Change	0.0	0.0	-3.4	-5.2	-5.7	-6.3
A Strong Canada at Home and in the World	-0.2	-0.9	-1.4	-1.9	-2.0	-1.8
Tax Fairness for the Middle Class	0.0	0.4	0.8	1.0	1.1	1.4
Other[2]	-0.9	0.3	0.3	0.2	0.3	0.1
Total investments in Budget 2017	-1.2	-1.3	-5.4	-7.6	-8.1	-8.2
Less funds existing in the fiscal framework, sourced from departmental resources or projected revenues	0.0	1.5	5.2	5.7	6.8	7.9
Net fiscal impact of investments in Budget 2017	-1.2	0.2	-0.2	-1.9	-1.3	-0.4
Total policy actions and investments	-1.2	-0.1	-0.3	-2.1	-1.5	-0.5
Budgetary balance (without risk adjustment)	-23.0	-25.5	-24.4	-20.4	-18.7	-15.8
Adjustment for risk		-3.0	-3.0	-3.0	-3.0	-3.0
Final budgetary balance	-23.0	-28.5	-27.4	-23.4	-21.7	-18.8

Notes: Totals may not add due to rounding. A negative number implies a deterioration in the budgetary balance (lower revenues or higher spending). A positive number implies an improvement in the budgetary balance (higher revenues or lower spending).

[1]	Table A1.3 provides a detailed list of policy actions announced since FES 2016.
[2]

Reflects the net fiscal impact of measures that are not announced and is presented at the aggregate level. These measures include provisions for anticipated Cabinet decisions not yet made and funding decisions related to national security, commercial sensitivity and litigation issues.

250	ANNEX 1

SUMMARY STATEMENT OF TRANSACTIONS

Table A1.5 summarizes the Government’s projected financial position over the forecast horizon. These projections are based on the December private sector survey, and include all new policy decisions.

After accounting for Budget 2017 proposals, the budgetary balance is expected to show deficits of $23.0 billion in 2016–17 and $28.5 billion in 2017–18. Over the remainder of the forecast horizon, deficits are expected to decline gradually from $27.4 billion in 2018–19 to $18.8 billion in 2021–22. The federal debt-to-GDP ratio is projected to decline gradually after 2018–19 to the end of the fiscal horizon, reaching 30.9 per cent in 2021–22.

Table A1.5

Summary Statement of Transactions

billions of dollars

		Projection
	2015–	2016–	2017–	2018–	2019–	2020–	2021–
	2016	2017	2018	2019	2020	2021	2022
Budgetary revenues	295.5	292.1	304.7	315.6	327.7	340.3	356.0
Program expenses	270.8	290.9	305.4	313.7	319.8	328.6	338.5
Public debt charges	25.6	24.3	24.7	26.3	28.3	30.4	33.3
Total expenses	296.4	315.1	330.2	340.0	348.1	359.0	371.8
Adjustment for risk			-3.0	-3.0	-3.0	-3.0	-3.0
Budgetary balance	-1.0	-23.0	-28.5	-27.4	-23.4	-21.7	-18.8
Financial position
Total liabilities	1,059.6	1,088.3	1,127.5	1,165.0	1,199.1	1,233.6	1,266.8
Total financial assets[1]	365.8	372.0	381.6	390.7	400.5	412.8	427.0
Net debt	693.8	716.3	745.9	774.4	798.6	820.8	839.8
Non-financial assets	77.8	79.3	80.4	81.4	82.3	82.7	82.9
Federal debt[1]	616.0	637.1	665.5	692.9	716.3	738.1	756.9
Per cent of GDP
Budgetary revenues	14.9	14.4	14.4	14.4	14.4	14.4	14.5
Program expenses	13.6	14.4	14.5	14.3	14.1	13.9	13.8
Public debt charges	1.3	1.2	1.2	1.2	1.2	1.3	1.4
Budgetary balance	0.0	-1.1	-1.4	-1.2	-1.0	-0.9	-0.8
Federal debt	31.0	31.5	31.6	31.6	31.5	31.3	30.9

Note: Totals may not add due to rounding.

[1]	The projected level of federal debt for 2016–17 includes an estimate of other comprehensive income of $2.0 billion.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS	251

OUTLOOK FOR BUDGETARY REVENUES

Table A1.6

Revenue Outlook

billions of dollars

		Projection
	2015– 2016	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022
Income taxes
Personal income tax	144.9	143.2	152.1	157.8	164.4	171.0	178.6
Corporate income tax	41.4	42.5	43.6	44.4	45.7	47.6	50.1
Non-resident income tax	6.5	6.6	6.9	7.1	7.5	7.8	8.0
Total income tax	192.8	192.4	202.6	209.3	217.5	226.3	236.8

Excise taxes/duties
Goods and Services Tax	33.0	33.7	35.1	36.4	37.8	39.3	41.0
Customs import duties	5.4	5.4	4.9	5.0	5.2	5.5	5.7
Other excise taxes/duties	11.5	11.6	11.7	11.7	11.8	12.0	12.0
Total excise taxes/duties	49.8	50.6	51.7	53.2	54.8	56.7	58.7
Total tax revenues	242.7	243.0	254.3	262.5	272.3	283.1	295.5
Employment Insurance premium revenues	23.1	22.3	21.2	22.4	23.2	24.1	25.0

Other revenues
Crown corporations	12.5	10.1	11.4	11.9	12.5	12.6	13.5
Other programs	15.0	14.7	15.8	16.6	17.3	17.9	19.0
Net foreign exchange	2.3	1.9	1.9	2.2	2.4	2.7	3.0
Total other revenues	29.7	26.7	29.1	30.6	32.2	33.1	35.5
Total budgetary revenues	295.5	292.1	304.7	315.6	327.7	340.3	356.0

Per cent of GDP
Personal income tax	7.3	7.1	7.2	7.2	7.2	7.3	7.3
Corporate income tax	2.1	2.1	2.1	2.0	2.0	2.0	2.0
Goods and Services Tax	1.7	1.7	1.7	1.7	1.7	1.7	1.7
Total tax revenues	12.2	12.0	12.1	12.0	12.0	12.0	12.1
Employment Insurance premium revenues	1.2	1.1	1.0	1.0	1.0	1.0	1.0
Other revenues	1.5	1.3	1.4	1.4	1.4	1.4	1.5
Total budgetary revenues	14.9	14.4	14.4	14.4	14.4	14.4	14.5

Note:	Totals may not add due to rounding.

Table A1.6 sets out the Government’s projection for budgetary revenues. Overall, a slight pick-up in economic growth drives a 4.3 per cent increase in projected revenues in 2017–18, up from a 1.1 per cent decline in 2016–17. Budgetary revenues are then projected to grow at an average of 4.0 per cent per year from 2018–19 to 2021–22, in line with the outlook for nominal GDP.

252	ANNEX 1

Personal income tax revenues, the largest component of budgetary revenues, are projected to decrease by $1.7 billion, or 1.1 per cent, to $143.2 billion in 2016–17. This reduction reflects the impact of tax planning by high-income individuals to recognize income in the 2015 tax year before the new 33 per cent tax rate came into effect in 2016. This behaviour raised revenues in 2015–16 but will lower them in 2016–17. Over the remainder of the projection period, personal income tax revenues are forecast to increase somewhat faster than growth in nominal GDP, averaging 4.5 per cent annual growth, reflecting personal income growth combined with the progressive nature of the personal income tax system.

Corporate income tax revenues are projected to increase by $1.1 billion, or 2.6 per cent, to $42.5 billion in 2016–17, reflecting strength in recent financial results. Over the remainder of the projection period, corporate income tax revenues are projected to grow at an average annual rate of 3.4 per cent, less than the rate of growth in nominal GDP, reflecting the projected outlook for profit growth and the anticipated use of loss carry-forwards.

Non-resident income tax revenues are income taxes paid by non-residents on Canadian-sourced income, notably dividends and interest payments. For 2016–17, non-resident income tax revenues are projected to increase by $0.1 billion, or 2.2 per cent. Over the remainder of the projection period, non-resident income tax revenues are projected to increase at an average annual rate of 3.8 per cent, in line with projected growth in dividends, interest payments and profits.

Goods and Services Tax (GST) revenues are forecast to grow by 2.2 per cent in 2016–17. Over the remainder of the projection period, GST revenues are forecast to grow by 4.0 per cent per year on average, based on projected growth in taxable consumption.

Customs import duties are projected to remain unchanged in 2016–17 and to decrease by $0.5 billion, or 8.5 per cent, in 2017–18. This decrease reflects the elimination of most of the tariffs/duties on imports from the European Union under CETA. Over the remainder of the projection horizon, annual growth in customs import duties is projected to average 3.7 per cent based on projected growth in imports.

Other excise taxes and duties are projected to increase by 0.9 per cent in 2016–17, consistent with year-to-date results. Over the remainder of the forecast horizon, other excise taxes and duties are expected to grow at an average annual rate of 0.7 per cent based on historical consumption trends.

Employment Insurance (EI) premium revenues are projected to decline by 3.3 per cent in 2016–17 and by 4.8 per cent in 2017–18 due to the introduction of the seven-year break-even rate mechanism in 2017. This new rate-setting mechanism ensures that EI premiums are no higher than needed to pay for the EI program over time. The break-even rate is estimated to increase in 2018, due to a weaker economic outlook than that which formed the basis for the 2017 EI premium rate and the impact of the EI measures announced in Budget 2017. EI premium revenues are expected to resume their upward trend in 2018–19 based on projected growth in wages and salaries and the projected EI premium rate over the remaining forecast horizon.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS	253

Employment Insurance Operating Account

Employment Insurance Operating Account Projections
billions of dollars

	2015– 2016	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022

EI premium revenues	23.1	22.3	21.2	22.4	23.2	24.1	25.0
EI benefits[1]	19.4	21.0	22.0	22.0	22.6	23.2	23.7
EI administration and other expenses[2]	1.8	1.9	1.8	1.8	1.7	1.7	1.8

	2015[3]	2016	2017	2018	2019	2020	2021	(…)	2025
EI Operating Account annual balance	2.6	1.1	-2.7	-1.0	-0.7	-0.6	0.0		1.2
EI Operating Account cumulative balance	0.9	2.0	-0.7	-1.7	-2.5	-3.1	-3.1		0.1[4]
Projected premium rate (per $100 of insurable earnings)	1.88	1.88	1.63	1.68	1.68	1.68	1.68		1.68

[1]     EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. These represent about 90 per cent of total EI program expenses.

[2]     The remaining EI costs relate mainly to administration and are included in direct program expenses.

[3]     Values for 2015 are actual data. Values for 2016 and future years are a projection.

[4]     The EI Operating Account cumulative balance does not reach exactly zero at the end of the seven-year period as projected EI rates are rounded to the nearest whole cent per $100 of insurable earnings, in accordance with the Employment Insurance Act.

The Employment Insurance Operating Account operates within the Consolidated Revenue Fund. As such, EI-related revenues and expenses that are credited and charged to the Account, respectively, in accordance with the Employment Insurance Act, are consolidated with those of the Government, and therefore impact the budgetary balance. For consistency with the EI premium rate, which is set on a calendar-year basis with the objective of having the Account break even over time, the annual and cumulative balances of the Account are also presented on a calendar-year basis.

The EI Operating Account is expected to record an annual surplus of $1.1 billion in 2016, and then a deficit of $2.7 billion in 2017, as the EI premium rate has been reduced from $1.88 in 2016 to the recently announced seven-year break-even rate of $1.63 in 2017. The break-even rate is then estimated to increase to $1.69 per $100 of insurable earnings in 2018, due to a weaker economic outlook and the impact of the EI measures announced in Budget 2017. However, the EI premium rate for 2018 is capped at $1.68 per $100 of insurable earnings to reflect the maximum 5-cent annual increase allowed under the Employment Insurance Act. The break-even rate for 2019 is projected to be $1.68 per $100 of insurable earnings. For fiscal planning purposes, an EI premium rate of $1.68 has been applied from 2018 onwards such that the EI Operating Account achieves cumulative balance by 2025.

254	ANNEX 1

Other revenues are made up of three broad components: Crown corporation revenues from consolidated Crown corporations and net income from enterprise Crown corporations; other program revenues from returns on investments, proceeds from the sales of goods and services, and other miscellaneous revenues; and foreign exchange revenues.

Crown corporation revenues are projected to decrease by 18.7 per cent in 2016–17. This decrease largely reflects that 2015–16 revenues were supported by a one-time fiscal gain of $2.1 billion realized on the sale of the Government’s remaining holdings of General Motors common shares. From 2017–18 to 2021–22, these revenues are projected to grow at an average annual rate of 6.0 per cent, reflecting Crown corporations’ corporate plan projections.

Other program revenues are affected by interest rate movements, exchange rate movements (which affect the Canadian-dollar value of foreign-denominated assets) and flow-through items that give rise to an equal and offsetting expense and therefore do not impact the budgetary balance. These revenues are projected to decrease by $0.3 billion, or 1.4 per cent, in 2016–17. Over the remainder of the projection period, other program revenues are projected to increase at an average annual rate of 5.2 per cent, largely as a result of the projected increase in interest rates.

Net foreign exchange revenues, which consist mainly of returns on investments held in the Exchange Fund Account, are volatile and sensitive to fluctuations in foreign exchange rates and foreign interest rates. These revenues are expected to decline in 2016–17, due in large part to significant one-time gains on the sale of investments in the Exchange Fund Account in 2015–16, which are not expected to reoccur. Over the remainder of the projection period, net foreign exchange revenues are projected to grow at an average annual rate of 10.1 per cent, reflecting projected increases in interest rates.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS	255

OUTLOOK FOR PROGRAM EXPENSES

Table A1.7

Program Expenses Outlook

billions of dollars

		Projection
	2015–	2016–	2017–	2018–	2019–	2020–	2021–
	2016	2017	2018	2019	2020	2021	2022

Major transfers to persons
Elderly benefits	45.5	48.3	51.1	53.9	57.0	60.2	63.7
Employment Insurance benefits[1]	19.4	21.0	22.0	22.0	22.6	23.2	23.7
Children’s benefits	18.0	21.9	23.0	22.8	22.5	22.8	23.2
Total	82.9	91.2	96.1	98.8	102.1	106.2	110.6

Major transfers to other levels of government

Canada Health Transfer	34.0	36.1	37.1	38.4	39.9	41.4	42.9
Canada Social Transfer	13.0	13.3	13.7	14.2	14.6	15.0	15.5
Equalization	17.3	17.9	18.3	18.9	19.6	20.3	21.1
Territorial Formula Financing	3.6	3.6	3.7	3.8	3.8	3.8	3.9
Gas Tax Fund	2.0	2.1	2.1	2.2	2.2	2.2	2.3
Other fiscal arrangements[2]	-4.0	-4.3	-4.7	-4.8	-5.1	-5.3	-5.6
Total	65.9	68.7	70.2	72.5	74.9	77.5	80.1

Direct program expenses
Transfer payments	34.9	42.7	45.4	47.8	47.9	49.5	51.1
Capital amortization	4.7	5.0	5.5	5.8	6.2	6.5	6.7
Operating expenses	82.5	83.2	88.3	88.8	88.6	88.9	89.9
Total	122.1	130.9	139.1	142.4	142.7	144.9	147.8
Total program expenses	270.8	290.9	305.4	313.7	319.8	328.6	338.5

Per cent of GDP
Major transfers to persons	4.2	4.5	4.6	4.5	4.5	4.5	4.5
Major transfers to other levels of government	3.3	3.4	3.3	3.3	3.3	3.3	3.3
Direct program expenses	6.1	6.5	6.6	6.5	6.3	6.1	6.0
Total program expenses	13.6	14.4	14.5	14.3	14.1	13.9	13.8

Note:	Totals may not add due to rounding.
[1]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. These represent about 90 per cent of total EI program expenses. The remaining EI costs relate mainly to administration and are part of direct program expenses.

[2]

Other fiscal arrangements include the Youth Allowances Recovery; Alternative Payments for Standing Programs, which represent a recovery from Quebec of a tax-point transfer; statutory subsidies; payments under the 2005 Offshore Arrangements; and advance fiscal stabilization payments to Alberta and Newfoundland and Labrador with respect to 2015–16.

Table A1.7 provides an overview of the projections for program expenses by major component. Program expenses consist of major transfers to persons, major transfers to other levels of government and direct program expenses.

256	ANNEX 1

Major transfers to persons are projected to increase from $91.2 billion in 2016–17 to $110.6 billion in 2021–22. Major transfers to persons consist of elderly, EI and children’s benefits.

Elderly benefits, which are comprised of Old Age Security, Guaranteed Income Supplement and Allowance payments to qualifying seniors, are projected to grow from $48.3 billion in 2016–17 to $63.7 billion in 2021–22, or approximately 5.7 per cent per year—faster than nominal GDP. The expected increase in elderly benefits is due to both projected consumer price inflation, to which benefits are fully indexed, and an expected increase in the population of eligible recipients.

EI benefits are projected to increase by 8.4 per cent to $21.0 billion in 2016–17. This growth is in line with year-to-date results and the roll-out of EI benefit measures announced in Budget 2016. Over the remainder of the projection period, EI benefits are projected to grow moderately, averaging 2.4 per cent annually. This is due to growth in average weekly benefits and the impact of EI measures announced in Budget 2017, which are partially offset by a decline in the number of regular beneficiaries, reflecting the expected improvement in the labour market.

Children’s benefits are projected to rise from $21.9 billion in 2016–17 to $23.2 billion in 2021–22, reflecting the new Canada Child Benefit, which replaced the Canada Child Tax Benefit and the Universal Child Care Benefit as of July 2016, and will be indexed to consumer price inflation beginning in 2020.

Major transfers to other levels of government, which include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), Equalization, Territorial Formula Financing and the Gas Tax Fund, among others, are expected to increase over the forecast horizon, from $68.7 billion in 2016–17 to $80.1 billion in 2021–22.

The CHT is projected to grow from $36.1 billion in 2016–17 to $42.9 billion in 2021–22. In 2016–17, the CHT is legislated to grow by 6.0 per cent. Starting in 2017–18, the CHT will grow in line with a three-year moving average of nominal GDP growth, with funding guaranteed to increase by at least 3.0 per cent per year. The CST is legislated to grow at 3.0 per cent per year, increasing from $13.3 billion in 2016–17 to $15.5 billion in 2021–22. The Gas Tax Fund is projected to grow from $2.1 billion in 2016–17 to $2.3 billion in 2021–22 as these payments are indexed at 2.0 per cent per year, with increases applied in $100 million increments.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS	257

Direct program expenses are projected to rise from $130.9 billion in 2016–17 to $147.8 billion in 2021–22. Direct program expenses include operating expenses, transfer payments administered by departments and capital amortization.

Overall, transfer payments are projected to increase from $42.7 billion in 2016–17 to $51.1 billion in 2021–22. This increase reflects growth in transfers to support investments in infrastructure, to develop new technologies and conduct research, and to support training and educational programs, as well as the impact of the recent agreements for health care funding to provinces and territories with the federal government.

Operating expenses reflect the cost of doing business for more than 100 government departments and agencies. Operating expenses are projected to increase from $83.2 billion in 2016–17 to $88.3 billion in 2017–18, reflecting normal growth in government operations, as well as higher expenses for the Canadian Commercial Corporation (which are fully offset by higher revenues) and measures announced in FES 2016 and this budget. Growth is projected to moderate over the remainder of the projection period, with operating expenses reaching $89.9 billion by 2021–22.

Capital amortization is expected to increase from $5.0 billion in 2016–17 to $6.7 billion in 2021–22 as a result of recent and planned investments and upgrades to existing federal capital.

FINANCIAL SOURCE/REQUIREMENT

The budgetary balance is presented on a full accrual basis of accounting, recording government revenues and expenses when they are earned or incurred, regardless of when the cash is received or paid.

In contrast, the financial source/requirement measures the difference between cash coming in to the government and cash going out. This measure is affected not only by the budgetary balance, but also by the Government’s non-budgetary transactions. These include changes in federal employee pension liabilities; changes in non-financial assets; investing activities through loans, investments and advances; and changes in other financial assets and liabilities, including foreign exchange activities.

258	ANNEX 1

Table A1.8

The Budgetary Balance, Non-Budgetary Transactions and Financial Source/Requirement

billions of dollars

				Projection
	2015– 2016	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022
Budgetary balance	-1.0	-23.0	-28.5	-27.4	-23.4	-21.7	-18.8
Non-budgetary transactions
Pensions and other accounts	8.3	7.4	3.5	4.4	4.1	2.4	1.2
Non-financial assets	-3.1	-1.5	-1.1	-1.0	-0.9	-0.5	-0.2
Loans, investments and advances
Enterprise Crown corporations	-4.4	-3.3	-4.2	-5.0	-4.9	-4.7	-5.5
Other	-0.5	-0.9	-1.1	-1.1	-0.9	-0.7	-0.7
Total	-4.9	-4.2	-5.3	-6.1	-5.9	-5.4	-6.2
Other transactions
Accounts payable, receivable, accruals and allowances	-10.2	1.6	-7.2	-3.6	-3.9	-4.3	-4.9
Foreign exchange activities	-8.5	-1.3	-0.1	-0.2	-0.2	-2.8	-3.3
Total	-18.7	0.3	-7.3	-3.8	-4.2	-7.1	-8.2
Total	-18.5	2.0	-10.2	-6.5	-6.8	-10.6	-13.4
Financial source/requirement	-19.5	-21.0	-38.7	-33.9	-30.2	-32.3	-32.3
Note: Totals may not add due to rounding.

As shown in Table A1.8, a financial requirement is projected over the entire forecast period. The projected financial requirements for 2016–17 to 2021–22 largely reflect requirements associated with the budgetary balance, increases in retained earnings of enterprise Crown corporations, and growth in other assets, including financing of the Exchange Fund Account.

A financial source is projected for pensions and other accounts for 2016–17 to 2021–22. Pensions and other accounts include the activities of the Government of Canada’s employee pension plans and those of federally appointed judges and Members of Parliament, as well as a variety of other employee future benefit plans, such as health care and dental plans, and disability and other benefits for veterans and others. The financial source for pensions and other accounts largely reflects adjustments for pension and benefit expenses not funded in the period.

Financial requirements for non-financial assets mainly reflect the difference between cash outlays for the acquisition of new tangible capital assets and the amortization of capital assets included in the budgetary balance. They also include disposals of tangible capital assets and changes in inventories and prepaid expenses. A net cash requirement of $1.1 billion is estimated for 2017–18.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS	259

Loans, investments and advances include the Government’s investments in enterprise Crown corporations, such as Canada Mortgage and Housing Corporation (CMHC), Export Development Canada (EDC), the Business Development Bank of Canada (BDC) and Farm Credit Canada (FCC). They also include loans, investments and advances to national and provincial governments and international organizations, and for government programs. The projected requirements for enterprise Crown corporations from 2016–17 to 2021–22 reflect retained earnings of enterprise Crown corporations as well as the Government’s decision in Budget 2007 to meet all the borrowing needs of CMHC, BDC and FCC through its own domestic debt issuance. In general, loans, investments and advances are expected to generate additional revenues for the Government in the form of interest or additional net profits of enterprise Crown corporations, which partly offset debt charges associated with these borrowing requirements. These revenues are reflected in projections of the budgetary balance.

Other transactions include the payment of tax refunds and other accounts payable, the collection of taxes and other accounts receivable, the conversion of other accrual adjustments included in the budgetary balance into cash, as well as foreign exchange activities. Projected cash requirements associated with other transactions mainly reflect forecast increases in the Government’s official international reserves held in the Exchange Fund Account, as per the prudential liquidity plan, as well as projected growth in accounts receivable, in line with historical trends.

RISKS TO THE FISCAL PROJECTIONS

Risks associated with the economic outlook are the greatest source of uncertainty for fiscal projections. To help quantify these risks in respect of their impact on the fiscal outlook, tables illustrating the sensitivity of the budgetary balance to a number of economic shocks are provided below.

Besides the economic outlook, there are other unique sources of upside or downside risks to the fiscal projections, such as the volatility in the relationships between fiscal variables and the underlying activities to which they relate. For example, the relationship between personal income taxes and personal income, the extent to which corporations use losses to reduce taxable income in previous and future years, or the extent to which departments and agencies do not fully use all of the resources appropriated by Parliament can fluctuate for reasons not directly linked to economic variables. These fluctuations introduce an additional level of uncertainty for fiscal projections.

260	ANNEX 1

SENSITIVITY OF THE BUDGETARY BALANCE TO ECONOMIC SHOCKS

Changes in economic assumptions affect the projections for revenues and expenses. The following tables illustrate the sensitivity of the budgetary balance to a number of economic shocks:

•	A one-year, 1-percentage-point decrease in real GDP growth driven equally by lower productivity and employment growth.

•

A decrease in nominal GDP growth resulting solely from a one-year, 1-percentage-point decrease in the rate of GDP inflation (assuming that the Consumer Price Index (CPI) moves in line with GDP inflation).

•	A sustained 100-basis-point increase in all interest rates.

These sensitivities are generalized rules of thumb that assume any decrease in economic activity is proportional across income and expenditure components, and are meant to provide a broad illustration of the impact of economic shocks on the outlook for the budgetary balance. Actual economic shocks may have different fiscal impacts. For example, they may be concentrated in specific sectors of the economy or cause different responses in key economic variables (e.g. GDP inflation and CPI inflation may have different responses to a given shock).

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS	261

Table A1.9

Estimated Impact of a One-Year, 1-Percentage-Point Decrease in Real GDP Growth on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5
Federal revenues
Tax revenues
Personal income tax	-3.3	-3.2	-3.5
Corporate income tax	-0.4	-0.4	-0.5
Goods and Services Tax	-0.4	-0.4	-0.4
Other	-0.2	-0.2	-0.2
Total tax revenues	-4.2	-4.1	-4.6
Employment Insurance premiums	0.1	0.6	0.6
Other revenues	-0.1	-0.1	-0.1
Total budgetary revenues	-4.1	-3.6	-4.0
Federal expenses
Major transfers to persons
Elderly benefits	0.0	0.0	0.0
Employment Insurance benefits	0.8	0.7	0.5
Children’s benefits	0.0	0.1	0.1
Total	0.8	0.8	0.6
Other program expenses	-0.2	-0.3	-0.5
Public debt charges	0.0	0.1	0.5
Total expenses	0.6	0.6	0.6
Budgetary balance	-4.7	-4.2	-4.6
Note: Totals may not add due to rounding.

A 1-percentage-point decrease in real GDP growth proportional across income and expenditure components reduces the budgetary balance by $4.7 billion in the first year, $4.2 billion in the second year and $4.6 billion in the fifth year (Table A1.9).

•

Tax revenues from all sources fall by a total of $4.2 billion in the first year and by $4.1 billion in the second year. Personal income tax revenues decrease as employment and the underlying tax base fall. Corporate income tax revenues fall as output and profits decrease. GST revenues decrease as a result of lower consumer spending associated with the fall in employment and personal income.

•

EI premium revenues increase as a result of an increase in the EI premium rate, which, under the seven-year break-even mechanism, adjusts to offset the increase in benefits due to the higher number of unemployed, such that the EI Operating Account balances over time.

•

Expenses rise, mainly reflecting higher EI benefits (due to an increase in the number of unemployed) and higher public debt charges (reflecting a higher stock of debt due to the lower budgetary balance). This rise is partially offset by lower other program expenses (as certain programs are linked to growth in nominal GDP).

262	ANNEX 1

Table A1.10

Estimated Impact of a One-Year, 1-Percentage-Point Decrease in GDP Inflation on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5
Federal revenues
Tax revenues
Personal income tax	-2.5	-1.7	-1.6
Corporate income tax	-0.4	-0.4	-0.5
Goods and Services Tax	-0.4	-0.4	-0.4
Other	-0.2	-0.2	-0.2
Total tax revenues	-3.4	-2.6	-2.7
Employment Insurance premiums	-0.1	-0.1	-0.2
Other revenues	-0.1	-0.1	-0.1
Total budgetary revenues	-3.6	-2.9	-3.0
Federal expenses
Major transfers to persons
Elderly benefits	-0.4	-0.5	-0.6
Employment Insurance benefits	-0.1	-0.1	-0.1
Children’s benefits	0.0	0.1	0.1
Total	-0.4	-0.5	-0.6
Other program expenses	-0.5	-0.6	-1.2
Public debt charges	-0.5	0.0	0.2
Total expenses	-1.4	-1.1	-1.6
Budgetary balance	-2.1	-1.8	-1.4
Note: Totals may not add due to rounding.

A 1-percentage-point decrease in nominal GDP growth proportional across income and expenditure components resulting solely from lower GDP inflation (assuming that the CPI moves in line with GDP inflation) lowers the budgetary balance by $2.1 billion in the first year, $1.8 billion in the second year and $1.4 billion in the fifth year (Table A1.10).

•

Lower prices result in lower nominal income and, as a result, personal income tax revenues decrease, reflecting declines in the underlying nominal tax base. As the parameters of the personal income tax system are indexed to inflation and automatically adjust in response to the shock, the fiscal impact is smaller than under the real shock. For the other sources of tax revenue, the negative impacts are similar under the real and nominal GDP shocks.

•	EI premium revenues decrease in response to lower earnings.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS	263

•	Other revenues decline slightly as lower prices lead to lower revenues from the sales of goods and services.

•

Partly offsetting lower revenues are the declines in the cost of statutory programs that are indexed to inflation, such as elderly benefit payments, which put downward pressure on federal program expenses. Payments under these programs are smaller if inflation is lower. In addition, other program expenses are also lower as certain programs are linked directly to growth in wages and nominal GDP.

•	Public debt charges decline in the first year due to lower costs associated with Real Return Bonds, then rise due to the higher stock of debt.

Table A1.11

Estimated Impact of a Sustained 100-Basis-Point Increase in All Interest Rates on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5
Federal revenues	1.5	1.9	2.7
Federal expenses	2.3	3.7	6.0
Budgetary balance	-0.9	-1.8	-3.3
Note: Totals may not add due to rounding.

An increase in interest rates decreases the budgetary balance by $0.9 billion in the first year, $1.8 billion in the second year and $3.3 billion in the fifth year (Table A1.11). The decline stems entirely from increased expenses associated with public debt charges. The impact on debt charges rises through time as longer-term debt matures and is refinanced at higher rates. Moderating the overall impact is an increase in revenues associated with the increase in the rate of return on the Government’s interest-bearing assets, which are recorded as part of other revenues. The impacts of changes in interest rates on public sector pension and benefit expenses are excluded from the sensitivity analysis.

264	ANNEX 1

INVESTING IN CANADA—ALLOCATION OF BUDGET 2016 AND 2016 FALL ECONOMIC STATEMENT INFRASTRUCTURE INVESTMENTS

The following tables reconcile the current allocation of the infrastructure investments announced in Budget 2016 and the 2016 Fall Economic Statement. Table A1.12 shows the current allocation of Budget 2016 infrastructure investments. Table A1.13 shows the current allocation of the long-term infrastructure investments presented in the 2016 Fall Economic Statement.

Table A1.12

Allocation of Budget 2016 Infrastructure Investments

millions of dollars

	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	Total
Budget 2017 Allocation
Public Transit	400	1,696	1,304	0	0	0	0	0	3,400
Green Infrastructure	570	1,525	1,455	733	677	84	10	3	5,057
Social Infrastructure	1,643	1,689	53	36	20	0	0	0	3,441
Strategic Investments in Post-Secondary Institutions	749	1,001	250	0	0	0	0	0	2,000
Rural Broadband	6	81	253	108	52	0	0	0	500
Grand Total—Budget 2017 Allocation	3,368	5,992	3,315	877	749	84	10	3	14,398

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS	265

Table A1.13

Allocation of Investing in Canada—The Long-Term Infrastructure Plan

millions of dollars

	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	5-Year Total
Total Amount Provisioned	700	4,000	4,200	5,300	6,700	20,900
Public Transit Provision	300	1,100	1,100	1,500	1,800	5,800
Public Transit Bilateral Agreements	0	950	851	977	1,150	3,926
Canada Infrastructure Bank	149	123	230	188	231	921
Smart Cities Challenge	5	15	2	18	2	42
Superclusters	10	13	18	18	18	75
Subtotal	164	1,100	1,100	1,200	1,400	4,964
Reprofile of Public Transit Allocation	-136	0	0	-300	-400	-836
Rural and Northern Provision	0	200	200	200	200	800
Rural and Northern Communities Bilateral Agreements	0	150	150	150	200	650
Subtotal	0	150	150	150	200	650
Reprofile of Rural and Northern Allocation	0	-50	-50	-50	0	-150
Green Infrastructure Provision	0	1,100	1,100	1,400	1,800	5,400
Green Infrastructure Bilateral Agreements	0	361	393	392	450	1,596
Canada Infrastructure Bank	0	138	245	353	446	1,182
Smart Cities Challenge	0	20	2	18	2	42
Disaster Mitigation and Adaptation	0	45	100	100	200	445
Climate Adaptation and Resilience	21	33	35	35	34	157
Smart Grid and Clean Electricity	0	25	25	25	25	100
Emerging Renewable Energy Technologies	0	25	50	50	50	175
Reducing Reliance on Diesel South of 60th parallel	0	40	40	40	40	160
Electric Vehicles and Alternative Fuels	0	30	30	30	30	120
Energy Efficient Building Codes	0	20	22	24	22	87
Improving Indigenous Communities	0	200	200	200	200	800
Arctic Energy Fund	0	40	40	40	40	160
Superclusters	0	23	18	18	18	75
Reserved Green Funding	0	0	0	76	176	252
Subtotal	21	999	1,199	1,400	1,731	5,351
Reprofile of Green Infrastructure Allocation	21	-101	99	0	-69	-49
Trade and Transportation Provision	400	500	700	800	1,100	3,500
Modernizing Transportation	11	16	16	17	17	76
Connecting Communities by Rail and Water	300	309	324	87	100	1,120
National Trade Corridors Fund	31	78	156	169	184	618
Climate Risk Assessments	3	3	3	3	3	16
Canada Infrastructure Bank	0	0	0	310	431	741
Information System	5	5	5	5	5	23
Oceans Protection Plan	152	246	236	230	203	1,067
Heavy-Duty Vehicle and Off-Road Regulations	1	2	2	2	2	8
Less: Funds in the fiscal framework and other revenues	-42	-42	-42	-22	-61	-208
Subtotal	461	617	700	800	884	3,462
Reprofile of Trade and Transportation Allocation	61	117	0	0	-216	-38
Social Infrastructure Provision	0	1,100	1,100	1,400	1,800	5,400
Early Learning and Child Care	0	540	545	550	550	2,185
Canada Cultural Spaces Fund	0	30	30	30	30	120
Enabling Accessibility Fund	0	8	8	8	8	31
Cultural and Recreational Bilateral Agreements	0	50	50	50	50	200
Community Educational Infrastructure	0	4	4	4	8	20
Home Care Infrastructure	0	200	250	250	300	1,000
Smart Cities Challenge	0	20	2	18	2	42
Improving Indigenous Communities	0	75	75	100	100	350
Federal-Provincial-Territorial Partnership in Housing	0	0	255	255	255	765
Support for Northern Housing	0	30	30	30	30	120
National Housing Fund	10	141	266	338	428	1,184
Housing for Indigenous Peoples Not On-Reserve	0	25	25	25	25	100
Housing Research	0	27	29	28	27	111
Federal Lands for Affordable Housing	2	20	20	20	20	82
Tackling Homelessness	0	54	203	213	237	707
Less: Funds in the fiscal framework and other revenues	-13	-41	-103	-69	-102	-328
Subtotal	-1	1,183	1,688	1,850	1,968	6,688
Reprofile of Social Infrastructure Allocation	-1	83	588	450	168	1,288
Grand Total—Budget 2017 Allocation	645	4,049	4,838	5,400	6,183	21,115
Total Reprofile of the Allocation	-55	49	638	100	-517	215

[1]

Connecting Communities by Rail and Water and the Oceans Protection Plan include funding to support capital projects where costs are amortized over the useful life of the asset. The 11-year totals include the remaining amortization amounts beyond 2027–28.

266	ANNEX 1

2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027	2027– 2028	Total
7,900	8,800	9,700	11,300	11,300	11,300	81,200
2,200	2,500	2,800	4,000	4,000	4,000	25,300
2,003	2,227	2,551	3,068	3,150	3,200	20,125
499	575	620	679	828	878	5,000
18	2	18	2	18	0	100
0	0	0	0	0	0	75
2,520	2,804	3,189	3,748	3,996	4,078	25,300
320	304	389	-252	-4	78	0
200	200	200	200	200	200	2,000
200	200	200	250	250	250	2,000
200	200	200	250	250	250	2,000
0	0	0	50	50	50	0
2,200	2,500	2,800	3,000	3,000	3,000	21,900
840	1,075	1,280	1,450	1,480	1,500	9,222
514	590	635	693	693	693	5,000
18	2	18	2	18	0	100
200	250	250	255	300	300	2,000
21	21	21	21	21	21	281
0	0	0	0	0	0	100
25	0	0	0	0	0	200
40	20	0	0	0	0	220
0	0	0	0	0	0	120
26	25	25	20	0	0	182
200	200	200	200	200	200	2,000
40	40	40	40	40	40	400
0	0	0	0	0	0	75
276	276	325	320	276	276	2,000
2,200	2,498	2,794	3,000	3,028	3,030	21,900
0	-2	-6	0	28	30	0
1,100	1,100	1,100	1,100	1,100	1,100	10,100
1	0	0	0	0	0	77
104	87	100	96	82	89	1,925[1]
230	230	230	230	230	230	2,000
0	0	0	0	0	0	16
588	664	708	767	767	767	5,000
5	5	5	5	5	5	50
9	9	9	9	9	9	1,325[1]
1	1	1	1	1	1	16
-17	-17	-17	-17	-17	-17	-309
920	978	1,036	1,091	1,077	1,083	10,100[1]
-180	-122	-64	-9	-23	-17	0[1]
2,200	2,500	2,800	3,000	3,000	3,000	21,900
725	775	775	800	870	870	7,000
30	30	30	30	30	30	300
8	8	8	8	8	8	77
67	130	195	225	250	280	1,347
8	8	8	12	12	12	80
0	0	0	0	0	0	1,000
18	2	18	2	18	0	100
200	290	290	290	290	290	2,000
305	355	380	455	455	455	3,170
30	30	30	30	30	30	300
443	597	707	701	688	682	5,000
25	25	25	25	25	0	225
26	26	26	26	26	0	241
20	20	20	20	20	20	202
237	237	237	237	237	237	2,129
-70	-127	-204	-217	-178	-147	-1,271
2,072	2,405	2,545	2,643	2,781	2,766	21,900
-128	-95	-255	-357	-219	-234	0
7,911	8,885	9,764	10,733	11,132	11,207	81,200[1]
11	85	64	-567	-168	-93	0[1]

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS	267

Annex 2
DEBT MANAGEMENT STRATEGY FOR 2017–18
INTRODUCTION

The Debt Management Strategy sets out the Government of Canada’s objectives, strategy and borrowing plans for its domestic debt program and the management of its official international reserves. Borrowing activities support the ongoing refinancing of government debt coming to maturity, the execution of the budget plan and the financial operations of the Government. The Debt Management Strategy for 2017–18 reflects the latest fiscal projections.

The Financial Administration Act requires that the Government table in Parliament, prior to the start of the fiscal year, a report on the anticipated borrowing to be undertaken in the year ahead, including the purposes for which the money will be borrowed. The Debt Management Strategy fulfills this requirement.

OUTLOOK FOR GOVERNMENT OF CANADA DEBT

The Government of Canada continues to receive the highest possible credit ratings, with stable outlooks, from the five rating agencies that evaluate Canada’s debt.

Those rating agencies indicate that Canada’s effective, stable and predictable policy-making and political institutions, economic resilience and diversity, well-regulated financial markets, and the strength of monetary and fiscal flexibility support the country’s triple-A credit ratings.

Canada’s general government gross debt and net debt positions also remain favourable (see box entitled Gross vs. Net Debt Measures). According to the International Monetary Fund (IMF), Canada’s net debt-to-GDP (gross domestic product) ratio is the lowest in the G7, reflecting significant holdings of financial assets.

DEBT MANAGEMENT STRATEGY FOR 2017–18	269

Gross vs. Net Debt Measures

On a general government basis, the IMF reports that Canada’s total liabilities, or gross debt, totalled 91.5 per cent of GDP in 2015. To better assess a country’s fiscal position, however, a net debt measure should be used.

Net debt takes into account the value of a country’s financial assets (such as currency and deposits, short-term paper, bonds and debentures, foreign investments, loans, equity and investment fund shares, and other receivables), which could be liquidated if necessary.

Canada’s general government net debt (total liabilities net of financial assets) was 26.3 per cent of GDP in 2015, as financial assets held by Canadian governments totalled over 65 per cent of GDP in that year (Chart A2.1). These assets reflect, in part, the country’s well-funded public pension systems and other holdings in publicly owned corporations, such as Canada Mortgage and Housing Corporation and provincially owned public utilities. The IMF estimates that close to half of Canada’s financial assets are highly liquid (e.g. deposits, short-term paper and bonds).

Canada’s net debt-to-GDP ratio is the lowest in the G7 and one-third the G7 average, while its gross debt-to-GDP ratio is the third lowest in the G7 and about 25 percentage points lower than the average.

270	ANNEX 2

PLANNED BORROWING ACTIVITIES FOR 2017–18

BORROWING AUTHORITY

The authority for funds management flows from Part IV of the Financial Administration Act, which empowers the Minister of Finance to borrow money on behalf of Her Majesty in right of Canada.

The Government has delivered on its commitment to restore the requirement for Parliamentary approval of government borrowing to enhance transparency and accountability to Parliament. Budget 2017 proposes to implement this new framework by introducing legislation to seek Parliamentary approval of government borrowing.

The expected sources and uses of borrowings are set out below. Actual borrowings and uses of funds for the upcoming fiscal year compared with the forecast provided below will be reported in the Debt Management Report for 2017–18, and detailed information on outcomes will be provided in the Public Accounts of Canada 2018.

SOURCES OF BORROWINGS

The aggregate principal amount of money to be borrowed by the Government in 2017–18 is projected to be $286 billion, primarily reflecting borrowing in domestic and foreign wholesale markets (Table A2.1).

USES OF BORROWINGS

The Government’s borrowing needs are driven by the refinancing of maturing debt, the Government’s expected financial source/requirement, and the expected changes in the Government’s cash balances.

While the Government’s cash balances are expected to remain the same from the beginning to the end of the fiscal year, refinancing needs for debt expected to mature by the end of 2017–18 are projected to be $247 billion. The financial requirement for 2017–18 is projected to be approximately $39 billion. The Government’s financial source/requirement measures the net cash flow attributed to the Government’s budgetary and non-budgetary transactions.1 If the Government has a net cash inflow (financial source), it can use the cash to decrease the total debt stock. If it has a net cash outflow (financial requirement), it must meet that requirement by increasing the total debt stock.

Actual borrowings for the year may differ from the forecast due to uncertainty associated with economic and fiscal projections, the timing of cash transactions, and other factors such as changes in foreign reserve needs and Crown borrowings.

[1]

Budgetary transactions include government revenues and expenses. Non-budgetary transactions include changes in federal employee pension accounts; changes in non-financial assets; investing activities through loans, investments and advances; and changes in other financial assets, including foreign exchange activities.

DEBT MANAGEMENT STRATEGY FOR 2017–18	271

Table A2.1
Planned Sources and Uses of Borrowings for 2017–18
billions of dollars
Sources of Borrowings
Payable in Canadian currency
Treasury bills[1]	131
Bonds[2]	142
Retail debt	1
Total payable in Canadian currency	274
Payable in foreign currencies	12
Total cash raised through borrowing activities	286
Uses of Borrowings
Refinancing needs
Payable in Canadian currency
Treasury bills	130
Bonds	103
Of which:
Regular bond buybacks	1
Cash management bond buybacks	42
Retail debt	2
Total payable in Canadian currency	236
Payable in foreign currencies	11
Total refinancing needs	247
Financial source/requirement
Budgetary balance	28
Non-budgetary transactions
Pension and other accounts	-3
Non-financial assets	1
Loans, investments and advances
Of which:
Enterprise Crown corporations	4
Other	1
Total loans, investments and advances	5
Other transactions[3]	7
Total non-budgetary transactions	10
Total financial source/requirement	39
Total uses of borrowings	286
Other unmatured debt transactions[4]	0
Net Increase or Decrease (-) in Cash	0

Note: Numbers may not add due to rounding. A negative sign denotes a financial source.

[1]

Treasury bills are rolled over, or refinanced, a number of times during the year. This results in a larger number of new issues per year than the stock outstanding at the end of the fiscal year, which is presented in the table.

[2]	Total bond borrowings include the additional debt that accrues as a result of the inflation adjustments to Real Return Bonds.
[3]

Other transactions primarily comprise the conversion of accrual transactions to cash inflows and outflows for taxes and other accounts receivable, provincial and territorial tax collection agreements, amounts payable to taxpayers and other liabilities, and foreign exchange accounts.

[4]	These transactions comprise cross-currency swap revaluation, unamortized discounts on debt issues and obligations related to capital leases and other unmatured debt.

272	ANNEX 2

DEBT MANAGEMENT STRATEGY FOR 2017–18

OBJECTIVES

The fundamental objectives of debt management are to raise stable and low-cost funding to meet the financial needs of the Government of Canada and to maintain a well-functioning Government of Canada securities market. Achieving stable, low-cost funding involves striking a balance between the cost and the risk associated with the debt structure as funding needs change and under various market conditions. Having access to a well-functioning government securities market ensures that funding can be raised efficiently over time to meet the Government’s needs. Moreover, to support a liquid and well-functioning Government of Canada securities market, the Government strives to promote transparency and regularity.

DEBT STRUCTURE PLANNING

The Debt Management Strategy for 2017–18 is informed by analysis that reflects a wide range of economic and interest rate scenarios and forecasts for the debt structure over a medium-term horizon.

The Government seeks to strike a balance between keeping funding costs low and mitigating risks, as measured by metrics such as debt rollover and the variation in annual debt-service charges.

MARKET CONSULTATIONS

As in previous years, market participants were consulted as part of the process of developing the debt management strategy.

During the consultations, market participants indicated that liquidity in treasury bills and more recently issued bonds (benchmark and building-to-benchmark bonds) in each sector is generally very good relative to both the size of the Government of Canada securities market and a year ago. On the other hand, bonds that have been outstanding for a longer period of time (off-the-run bonds) continue to be far less liquid, though some market participants indicated that the liquidity in these bonds has improved from last year.

Further details on the views expressed during consultations can be found on the Bank of Canada’s website (www.bankofcanada.ca/press/market-notices/).

DEBT MANAGEMENT STRATEGY FOR 2017–18	273

COMPOSITION OF MARKET DEBT

The stock of total market debt is projected to reach $729 billion by the end of 2017–18 (Table A2.2).

Table A2.2

Change in Composition of Market Debt

billions of dollars, end of fiscal year

	2013–14 Actual	2014–15 Actual	2015–16 Actual	2016–17 Estimated	2017–18 Projected
Domestic bonds	473	488	504	537	575
Treasury bills	153	136	138	130	131
Foreign debt	16	20	22	19	20
Retail debt	6	6	5	5	4
Total market debt	649	649	670	691	729

Note: Numbers may not add due to rounding.

Over the next decade, the share of domestic market debt outstanding with original terms to maturity of 10 years or more is projected to be around 40 per cent. Additionally, the average term to maturity of domestic market debt is projected to remain relatively stable at around 5.5 to 6.5 years over the medium term.

BOND PROGRAM

In 2017–18, gross bond issuance is expected to be $142 billion,2 representing an increase of about $7 billion from 2016–17 levels (Table A2.3).

Table A2.3

Bond Issuance Plan for 2017–18

billions of dollars, end of fiscal year

	2013–14 Actual	2014–15 Actual	2015–16 Actual	2016–17 Estimated	2017–18 Projected
Gross bond issuance[1]	88	99	93	135	142
Bond buybacks on a switch basis	-1	-1	-1	-1	-1
Net issuance	86	98	93	134	141
Maturing bonds and adjustments[2]	-82	-84	-78	-102	-103
Change in bond stock	4	15	16	33	39

Note: Numbers may not add due to rounding.

1	Includes additional debt that accrues during the fiscal year as a result of the inflation adjustments to Real Return Bonds.
2	Includes cash management bond buybacks

[2]	Includes additional debt that accrues during the fiscal year as a result of the inflation adjustments to Real Return Bonds.

274	ANNEX 2

The Debt Management Strategy for 2017–18 continues to have an increased focus on the issuance of short- and medium-term bonds (2-, 3- and 5-year maturities). This approach considers the liquidity needs of the market for core existing sectors while also satisfying the Government’s objectives of achieving stable, low-cost funding and promoting a well-functioning Government of Canada securities market.

Maturity Dates and Benchmark Bond Target Range Sizes

For 2017–18, no changes to the bond maturity pattern or benchmark target range sizes are planned relative to fiscal year 2016–17 (Table A2.4).

Table A2.4

Maturity Date Patterns and Benchmark Size Ranges

billions of dollars

	Feb.	Mar.	May	June	Aug.	Sept.	Nov.	Dec.
2-year	12-18		12-18		12-18		12-18
3-year[1]		10-16				10-16
5-year		14-20				14-20
10-year				12-18
30-year[2]								10-16
Real Return Bond[2,3]								10-16
Total	12-18	24-36	12-18	12-18	12-18	24-36	12-18	10-16

Note: These amounts do not include coupon payments.

[1]	The 3-year sector is fungible with the 5-year sector. The benchmark size range for the 3-year sector is in addition to the 5-year benchmark size range.
[2]	The 30-year nominal bond and Real Return Bond do not mature each year or in the same year as each other.
[3]	Includes estimate for inflation adjustment.

Bond Auction Schedule

In 2017–18, there will be quarterly auctions of 2-, 3-, 5- and 10-year bonds, and 30-year Real Return Bonds. Some of these bonds may be issued multiple times per quarter. Based on feedback from consultations, 30-year nominal bond issuance will be redistributed across three auctions rather than two auctions. The number of auctions for each bond sector is shown in Table A2.5.

Table A2.5

Number of Planned Bond Auctions for 2017–181

Sector
2-year	16
3-year	8
5-year	8
10-year	5
30-year	3
Real Return Bond	4
[1]	The actual number of auctions that occur may be different than the planned number of auctions due to unexpected changes in borrowing requirements.

DEBT MANAGEMENT STRATEGY FOR 2017–18	275

The order of bond auctions within each quarter may be adjusted to support the borrowing program. The dates of each auction will continue to be announced through the Quarterly Bond Schedule that is published on the Bank of Canada website prior to the start of each quarter (www.bankofcanada.ca/stats/cars/results/bd_auction_schedule.html).

Ultra-Long Bond Issuance

The Government may issue ultra-long bonds on a tactical basis if they are seen to contribute to the Government’s debt strategy objective of stable, low-cost funding and if market conditions are favourable.

Bond Buyback Programs

The Government plans to continue conducting regular bond buybacks on a switch basis and cash management bond buybacks.

Two bond buyback operations on a switch basis are planned for 2017–18. These operations would occur for bonds that were originally issued with terms to maturity of 30 years. The dates of each operation will continue to be announced through the Quarterly Bond Schedule that is published on the Bank of Canada website prior to the start of each quarter.

Weekly cash management bond buyback operations will be continued in 2017–18. The cash management bond buyback program helps to manage government cash requirements by reducing the high levels of cash balances needed ahead of large bond maturities.

TREASURY BILL PROGRAM

For 2017–18, the stock of treasury bills is projected to end the fiscal year at $131 billion. This is consistent with the medium-term objective of maintaining a treasury bill stock that is large enough to promote market well-functioning while also managing debt rollover risk.

Bi-weekly issuance of 3-, 6- and 12-month maturities will be continued in 2017–18, with bi-weekly auction sizes projected to be largely in the $8 billion to $14 billion range. Cash management bills (i.e., short-dated treasury bills) help manage government cash requirements in an efficient manner. These instruments will also continue to be used in 2017–18.

276	ANNEX 2

RETAIL DEBT

The Canada Savings Bonds Program, created in 1946, has historically provided the Government of Canada with a diversified source of funds. Given an overall decline in the sales of Canada Savings Bonds products, a proliferation of alternative investment vehicles for consumers, and management and administration costs of the Program, retail debt is no longer a cost-effective source of funds or a preferred investment by Canadians.

Consequently, the Government of Canada will discontinue the sales of retail debt products in 2017. All outstanding retail debt will continue to be honoured. More information regarding the Canada Savings Bonds Program and its contribution to Canada’s history can be found on the Canada Savings Bonds website (www.csb.gc.ca).

MANAGEMENT OF CANADA’S OFFICIAL INTERNATIONAL RESERVES

The Exchange Fund Account (EFA), which is held in the name of the Minister of Finance, represents the largest component of Canada’s official international reserves. The EFA is a portfolio made up of Canada’s liquid foreign exchange reserves (liquid reserves) and special drawing rights (SDRs).3 In addition to the EFA, Canada’s official international reserves include Canada’s reserve position held at the IMF.

The EFA aids in the control and protection of the external value of the Canadian dollar and provides a source of liquidity to the Government. The Government borrows to invest in liquid reserves, which are maintained at a level at or above 3 per cent of nominal GDP. To continue to meet this objective, funding requirements for 2017–18 are estimated to be around US$9 billion, but may vary as a result of movements in foreign interest rates and exchange rates.

The mix of funding sources used to finance the liquid reserves in 2017–18 will depend on a number of considerations, including relative cost, market conditions and the objective of maintaining a prudent foreign-currency-denominated debt maturity structure. Potential funding sources include a short-term US-dollar paper program (Canada bills), medium-term notes, international bond issues (global bonds), purchases and sales of Canadian dollars in foreign exchange markets, and cross-currency swaps involving the exchange of Canadian dollars for foreign currency to acquire liquid reserves.

Further information on foreign currency funding and the foreign reserve assets is available in the Report on the Management of Canada’s Official International Reserves (www.fin.gc.ca/purl/efa-eng.asp) and in The Fiscal Monitor (www.fin.gc.ca/pub/fm-rf-index-eng.asp).

[3]	SDRs are international reserve assets created by the IMF whose value is based on a basket of international currencies.

DEBT MANAGEMENT STRATEGY FOR 2017–18	277

CASH MANAGEMENT

The core objective of cash management is to ensure that the Government has sufficient cash available at all times to meet its operating requirements.

Cash consists of moneys on deposit with the Bank of Canada, chartered banks and other financial institutions. Cash with the Bank of Canada includes operational balances and balances held for prudential liquidity. Cash balances are projected to remain stable at $36 billion at the end of the fiscal year. Periodic updates on the liquidity position are available in The Fiscal Monitor (www.fin.gc.ca/pub/fm-rf-index-eng.asp).

PRUDENTIAL LIQUIDITY

The Government holds liquid financial assets in the form of domestic cash deposits and foreign exchange reserves to safeguard its ability to meet payment obligations in situations where normal access to funding markets may be disrupted or delayed. The Government’s overall liquidity levels cover at least one month of net projected cash flows, including coupon payments and debt refinancing needs.

278	ANNEX 2